02020012

SEC #0-29704

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act or 1934

P.E. 2/26/02

For the month of February 26, 2002

Pacific Rim Mining Corp.
(Translation of registrant's name into English)

Suite 860 - 625 Howe Street
Vancouver, B.C. V6G 2T6
Canada

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F

Form 20-F __X__ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No __X__

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

PACIFIC RIM MINING CORP.

Date February 28, 2002

By: K. Church
Kathryn A. Church
Corporate Secretary

DAYTON MINING CORPORATION

NOTICE OF ANNUAL AND EXTRAORDINARY GENERAL MEETING

- AND -

PACIFIC RIM MINING CORP.

NOTICE OF EXTRAORDINARY GENERAL MEETING

JOINT MANAGEMENT INFORMATION CIRCULAR

Dated February 28, 2002

PACIFIC RIM MINING CORP.

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT an Extraordinary General Meeting (the "Pacific Rim Meeting") of the members of Pacific Rim Mining Corp. ("Pacific Rim") will be held at The Terminal City Club, 837 West Hastings Street, Vancouver, British Columbia, on Wednesday, April 3, 2002 at 10:00 a.m., Vancouver time, for the following purposes:

1. To consider and, if deemed advisable, pass a special resolution (the "Pacific Rim Resolution") to approve and adopt an amalgamation agreement dated January 8, 2002 between Pacific Rim and Dayton Mining Corporation (the "Amalgamation Agreement") pursuant to section 248 of the *Company Act* (British Columbia). The full text of the special resolution and the Amalgamation Agreement are attached as Appendix B and Appendix C, respectively, to the accompanying Joint Management Information Circular.

2. To consider and, if deemed advisable, pass an ordinary resolution terminating the Pacific Rim Shareholder Rights Plan, effective on the effective date of the Amalgamation.

3. To transact such further and other business as may properly come before the Pacific Rim Meeting.

DATED at Vancouver, British Columbia on February 28, 2002.

By Order of the Board of Directors

"Thomas C. Shrake"

Thomas C. Shrake
Chief Executive Officer and Director

Members who are unable to attend the Pacific Rim Meeting in person are asked to complete, sign, date and return the enclosed form of proxy promptly to Computershare Trust Company of Canada in the self-addressed envelope which has been provided or by fax at (604) 683-3694. To be effective, the proxy must be received by Computershare Trust Company of Canada at its office at 510 Burrard Street, Vancouver, British Columbia V6C 3B9 or by Pacific Rim no later than 24 hours prior to the Pacific Rim Meeting or any adjournment thereof.

TAKE NOTICE THAT pursuant to the *Company Act* (British Columbia) a member of Pacific Rim may give Pacific Rim a notice of dissent by registered mail addressed to the registered office of Pacific Rim at 2300 – 1055 Dunsmuir Street, Vancouver, British Columbia, V7X 1J1 until the date which is not more than seven days after the Amalgamation Agreement is adopted by a special resolution of the members of Pacific Rim. As a result of giving a notice of dissent, a member of Pacific Rim, on receiving a notice of intention to act under section 207 of the *Company Act*, may require Pacific Rim to purchase all of his shares in respect of which the notice of dissent was given.

DAYTON MINING CORPORATION

NOTICE OF ANNUAL AND EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the 2002 Annual and Extraordinary General Meeting (the "Dayton Meeting") of the members of Dayton Mining Corporation ("Dayton") will be held at The Terminal City Club, 837 West Hastings Street, Vancouver, British Columbia, on Wednesday, April 3, 2002 at 10:30 a.m., Vancouver time, for the following purposes:

1. To receive (and consider) the report of the Directors.

2. To receive (and consider) the financial statements of Dayton for the fiscal period ended December 31, 2001, together with the report of the Auditors thereon.

3. To appoint Auditors and to authorize the Directors to fix the Auditors' remuneration.

4. To elect Directors.

5. To consider and, if deemed advisable, pass a special resolution (the "Dayton Resolution") to approve and adopt an amalgamation agreement dated January 8, 2002 between Dayton and Pacific Rim Mining Corp. (the "Amalgamation Agreement") pursuant to section 248 of the *Company Act* (British Columbia). The full text of the special resolution and the Amalgamation Agreement is set out as Appendix A and Appendix C, respectively, to the accompanying Joint Management Information Circular.

6. To transact such further and other business as may properly come before the Dayton Meeting.

DATED at Vancouver, British Columbia on February 28, 2002.

By Order of the Board of Directors

"William H. Myckatyn"

William H. Myckatyn
Chairman

Members who are unable to attend the Dayton Meeting in person are asked to complete, sign, date and return the enclosed form of proxy promptly to Computershare Trust Company of Canada in the self-addressed envelope which has been provided or by fax at (604) 683-3694. To be effective, the proxy must be received by Computershare Trust Company of Canada at its office at 510 Burrard Street, Vancouver, British Columbia V6C 3B9 or by Dayton no later than 24 hours prior to the Dayton Meeting or any adjournment thereof.

TAKE NOTICE THAT pursuant to the *Company Act* (British Columbia) a member of Dayton may give Dayton a notice of dissent by registered mail addressed to the registered office of Dayton at Suite 2600, Three Bentall Centre, 595 Burrard Street, P.O. Box 49314, Vancouver, British Columbia, V7X 1L3 until the date which is not more than seven days after the Amalgamation Agreement is adopted by a special resolution of the members of Dayton. As a result of giving a notice of dissent, a member of Dayton, on receiving a notice of intention to act under section 207 of the *Company Act*, may require Dayton to purchase all of his shares in respect of which the notice of dissent was given.

No.
Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF THE *COMPANY ACT*,
R.S.B.C. 1996, CHAPTER 62 AND AMENDMENTS THERETO

AND

IN THE MATTER OF THE AMALGAMATION OF

DAYTON MINING CORPORATION

AND

PACIFIC RIM MINING CORP.

PETITIONERS

NOTICE OF HEARING

TO: (It is not intended to serve the Petition on any person, but notice of the hearing date has been provided in writing to all shareholders, securityholders and major creditors of the Petitioners.)

TAKE NOTICE that the application of Petitioners dated ______________ will be heard in Chambers at the Courthouse at 800 Smithe Street, Vancouver, British Columbia, on Wednesday, April 10, 2002 at the hour of 9:45 a.m.

The parties have agreed as to the date of the hearing of this application.

It has been agreed by the parties that the hearing will take 10 minutes.

This matter is within the jurisdiction of the Master.

DATED: ________________, 2002

Solicitor for the Petitioner Pacific Rim Mining Corp. MARTIN PALLESON	Solicitor for the Petitioner Dayton Mining Corporation JENNIFER J. LYNCH

NOTICE TO UNITED STATES SHAREHOLDERS

THE SECURITIES TO BE ISSUED PURSUANT TO THE AMALGAMATION HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION OR ANY OTHER REGULATORY AUTHORITY, NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY PASSED ON THE ADEQUACY OR ACCURACY OF THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The solicitation and transactions contemplated herein are made in the United States for securities of a Canadian issuer in accordance with Canadian corporate and securities laws. Dayton Shareholders and Pacific Rim Shareholders and the holders of Dayton Stock Options and Pacific Rim Stock Options should be aware that requirements under such Canadian laws may differ from requirements under United States corporate and securities laws relating to United States corporations.

The Amalco Shares and Amalco Stock Options to be issued in the Amalgamation have not been registered under the U.S. Securities Act and are being issued in reliance on the exemption from registration set forth in Section 3(a)(10) thereof on the basis of the approval of the Court as described under "Part I: The Amalgamation - Court Approval". The solicitation of proxies is not subject to the requirements of Section 14(a) of the U.S. Exchange Act by virtue of an exemption applicable to proxy solicitation by foreign private issuers as defined in Rule 3b-4 of the U.S. Exchange Act. Accordingly, this Circular has been prepared in accordance with the disclosure requirements of Canada. Residents of the United States should be aware that such requirements are different than those of the United States applicable to registration statements under the U.S. Securities Act and proxy statements under the U.S. Exchange Act. Likewise, information concerning the properties and operations of Dayton and Pacific Rim has been prepared in accordance with Canadian standards, and is not comparable in all respects to similar information for United States companies.

Certain of the financial statements and pro forma and historical financial information included herein have been prepared in accordance with Canadian generally accepted accounting principles, which differ from United States generally accepted accounting principals in certain material respects, and thus may not be comparable to financial statements and pro forma and historical financial information of United States companies.

SEE "CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS" and "CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS" for certain information concerning tax consequences of the Amalgamation for shareholders who are United States taxpayers.

Enforcement by Pacific Rim Shareholders, Dayton Shareholders and the holders of Dayton Stock Options and Pacific Rim Stock Options of civil liabilities under the United States securities laws may be affected adversely by the fact that Pacific Rim and Dayton are organized under the laws of a jurisdiction other than the United States, that some or all of their officers and directors are residents of countries other than the United States, that some or all of the experts named in this Circular may be residents of countries other than the United States, and that all or a substantial portion of the assets of Pacific Rim and Dayton and such persons may be located outside the United States.

TABLE OF CONTENTS

GLOSSARY OF TERMS

"Amalco"	The company continuing from the Amalgamation of Pacific Rim and Dayton
"Amalco Stock Options"	The options to purchase Amalco Shares to be issued to the holders of the Dayton Stock Options and Pacific Rim Stock Options under the Amalgamation
"Amalco Shareholders"	The members of Amalco
"Amalco Shares"	The common shares of Amalco
"Amalgamation"	The amalgamation of Pacific Rim and Dayton under the *Company Act* pursuant to the Amalgamation Agreement
"Amalgamation Agreement"	The agreement between Pacific Rim and Dayton dated as of January 8, 2002 relating to the Amalgamation as set forth in Appendix C to this Circular
"AMEX"	The American Stock Exchange
"Canadian GAAP"	Canadian generally accepted accounting principles
"Certificate of Amalgamation"	The Certificate of Amalgamation issued by the Registrar with respect to the Amalgamation
"Circular"	This joint management information circular to be sent by Pacific Rim to the Pacific Rim Shareholders in connection with the Pacific Rim Meeting and by Dayton to the Dayton Shareholders in connection with the Dayton Meeting
"*Company Act*"	The *Company Act* (British Columbia)
"Computershare"	Computershare Trust Company of Canada, Pacific Rim's and Dayton's registrar and transfer agent
"Court"	The Supreme Court of British Columbia
"Court Order"	The order of the Court approving the Amalgamation
"Dayton"	Dayton Mining Corporation, a British Columbia company
"Dayton Board"	The board of directors of Dayton

"Dayton Meeting"	The annual and extraordinary general meeting of the Dayton Shareholders at which the Amalgamation Agreement is to be approved and adopted by a Special Resolution
"Dayton Shareholders"	The members of Dayton
"Dayton Shares"	The common shares without par value in the capital of Dayton
"Dayton Special Committee"	The special committee of the Dayton Board comprised of John W. Ivany, David K. Fagin and Douglas D. Donald
"Dayton Stock Options"	Options to purchase Dayton Shares issued from time to time
"Dundee Securities"	Dundee Securities Corporation
"Dundee Securities Opinion"	The written fairness opinion of Dundee Securities dated February 21, 2002 to the Dayton Board relating to the Amalgamation
"Effective Date" or **"Effective Date of the Amalgamation"**	The date set forth in the Certificate of Amalgamation, which is expected to be on or about April 11, 2002
"Exchanges"	The Toronto Stock Exchange and the American Stock Exchange
"Exchanging Shareholders"	The Pacific Rim Shareholders and the Dayton Shareholders
"Haywood"	Haywood Securities Inc.
"Haywood Opinion"	The written fairness opinion of Haywood dated February 28, 2002 to the Pacific Rim Special Committee relating to the Amalgamation
"Letter of Transmittal"	The letter of transmittal to be fully completed and submitted to Computershare by a Pacific Rim Shareholder or a Dayton Shareholder in order to obtain the Amalco Shares to which he is entitled under the Amalgamation
"Market Price"	The market price of a security calculated in the manner prescribed in the *Securities Act* (British Columbia) and the Rules thereto
"Ordinary Resolution"	A resolution passed by a simple majority of the votes cast by members who, being entitled to do so, vote in person or by proxy on the resolution
"Pacific Rim"	Pacific Rim Mining Corp., a British Columbia company

"Pacific Rim Board"	The board of directors of Pacific Rim
"Pacific Rim Meeting"	The extraordinary general meeting of the Pacific Rim Shareholders at which the Amalgamation Agreement is to be approved and adopted by a Special Resolution
"Pacific Rim Shareholders"	The members of Pacific Rim
"Pacific Rim Shares"	The common shares without par value in the capital of Pacific Rim
"Pacific Rim Shareholder Rights Plan"	The shareholder rights plan adopted by Pacific Rim effective August 18, 1999 pursuant to the Rights Agreement
"Pacific Rim Special Committee"	The special committee of the Pacific Rim Board comprised of Tom Shrake, Anthony Petrina and David DeWitt
"Pacific Rim Stock Options"	Options to purchase Pacific Rim Shares issued from time to time
"Registrar"	The Registrar appointed under the *Company Act*
"Rights Agreement"	The agreement dated as of August 18, 1999 between Pacific Rim and Montreal Trust Company of Canada (now Computershare) governing the Pacific Rim Shareholder Rights Plan
"Special Resolution"	A resolution passed by a majority of not less than 3/4 of the votes cast by members who, being entitled to do so, vote in person or by proxy on the resolution
"Superior Proposal"	An unsolicited *bona fide* written Acquisition Proposal which the board of directors of the party receiving such proposal determines in good faith after consultation with its financial advisors would, if consummated in accordance with its terms, result in a transaction more favourable to the members of the party receiving the proposal than the Amalgamation
"Tax Act"	The *Income Tax Act* (Canada), R.S.C. 1985, c.1 (5th Supp.), as amended, including the regulations promulgated thereunder
"TSE"	The Toronto Stock Exchange
"United States" and **"U.S."**	The United States of America, its territories and possessions, any State of the United States, and the District of Columbia

"U.S. Exchange Act"	The United States *Securities Exchange Act of 1934*, as amended
"U.S. Securities Act"	The United States *Securities Act of 1933*, as amended

SUMMARY OF JOINT MANAGEMENT INFORMATION CIRCULAR

The following is a summary of certain information contained in this Circular and is qualified in its entirety by and should be read in conjunction with the more detailed information appearing elsewhere in this Circular. All financial information relating to the entities resulting from the Amalgamation is pro forma information based on the pro forma financial statements of such entities contained herein. Certain capitalized terms used in this Circular without definition are defined in the "Glossary of Terms" which is located immediately preceding this summary.

The Amalgamation

Pacific Rim and Dayton have agreed, subject to the satisfaction of certain conditions precedent, to amalgamate under the *Company Act* to form a new company under the name "Pacific Rim Mining Corp.". Pursuant to the Amalgamation, each Pacific Rim Shareholder will be entitled to receive one Amalco Share in exchange for each Pacific Rim Share held and each Dayton Shareholder will be entitled to receive 1.76 Amalco Shares for each Dayton Share held. The Pacific Rim Shareholders and the Dayton Shareholders are being asked to approve and adopt the Amalgamation Agreement by a Special Resolution.

Pacific Rim Shareholder Approval of Amalgamation

Pacific Rim has called the Pacific Rim Meeting to be held at 10:00 a.m. on April 3, 2002 at The Terminal City Club, 837 West Hastings Street, Vancouver, British Columbia, for the Pacific Rim Shareholders to consider and, if they see fit, approve and adopt the Amalgamation Agreement by a Special Resolution.

Dayton Shareholder Approval of Amalgamation

Dayton has called the Dayton Meeting to be held at 10:30 a.m. on April 3, 2002 at The Terminal City Club, 837 West Hastings Street, Vancouver, British Columbia, for the Dayton Shareholders to consider and, if they see fit, approve and adopt the Amalgamation Agreement by a Special Resolution.

Benefits of the Amalgamation

Pacific Rim and Dayton believe that the Amalgamation will permit the continued viability of each company and will enable the members of both companies to participate in a company:

(a) with a substantial asset base and future cash flow;

(b) with a larger market capitalization and float providing the shareholder with greater liquidity for its common shares;

(c) which can benefit from a number of synergies resulting from the combination of the businesses and affairs of Pacific Rim and Dayton, including the meshing of the operations expertise of Dayton and the exploration expertise of Pacific Rim;

(d) with an advanced exploration opportunity - the El Dorado Gold prospect in El Salvador – and cash to finance exploration on the property;

(e) with ongoing gold and silver production enabling the shareholders to benefit from increases in the prices of these metals;

(f) with reduced combined overhead costs; and

(g) with a greater focus on exploration as a means to increase the asset base of Amalco.

See "Part I: Amalgamation - Benefits of the Amalgamation".

Recommendation of the Board of Directors of Pacific Rim

Due to the fact that two directors of Pacific Rim are also directors of Dayton, the Board of Directors of Pacific Rim formed a special committee made up of individuals other than the directors in common. The Pacific Rim Special Committee considered and negotiated the terms of the Amalgamation Agreement with a similar committee formed by Dayton. The Pacific Rim Special Committee recommended to the Pacific Rim Board that the Amalgamation Agreement be approved and that it be presented to the Pacific Rim Shareholders for their approval. **The Pacific Rim Board unanimously recommends that Pacific Rim Shareholders vote in favour of the Special Resolution to approve and adopt the Amalgamation Agreement.**

In reaching the foregoing conclusions, the Pacific Rim Board obtained and considered financial and legal advice and considered a number of other factors which it believed to be relevant. See "Part I: The Amalgamation - Recommendation of Pacific Rim Board".

Opinion of Financial Advisor to Pacific Rim

Haywood acted as financial advisor to the Pacific Rim Special Committee in connection with the Amalgamation. In the opinion of Haywood, as at the date of its written opinion and based upon the assumptions made, matters considered and limits of review set forth in its written opinion, the Amalgamation is fair, from a financial point of view, to the Pacific Rim Shareholders. See "Part I: The Amalgamation - Opinion of Pacific Rim Financial Advisor" and "Appendix D - Opinion of Pacific Rim Financial Advisor."

Recommendation of the Board of Directors of Dayton

Due to the fact that two directors of Dayton are also directors of Pacific Rim, the Board of Directors of Dayton formed a special committee made up of individuals other than the directors in common. The Dayton Special Committee considered and negotiated the terms of the Amalgamation Agreement with a similar committee formed by Pacific Rim. The Dayton Special Committee recommended to the Dayton Board that the Amalgamation Agreement be approved and that it be presented to the Dayton Shareholders for their approval. **The Dayton Board unanimously recommends that Dayton Shareholders vote in favour of the Special Resolution to approve and adopt the Amalgamation Agreement.**

In reaching the foregoing conclusions, the Dayton Board obtained and considered financial and legal advice and considered a number of other factors which it believed to be relevant. See "Part I: The Amalgamation - Recommendation of Dayton Board".

Opinion of Financial Advisor to Dayton

Dundee Securities has acted as financial advisor to Dayton in connection with the Amalgamation. In the opinion of Dundee Securities, as at the date of its written opinion and based upon the assumptions made, matters considered and limits of review set forth in its written opinion, the terms of the Amalgamation are fair, from a financial point of view, to the Dayton Shareholders. See "Part I: The Amalgamation - Opinion of Dayton Financial Advisor" and "Appendix E - Opinion of Dayton Financial Advisor".

Effective Time of the Amalgamation

Subject to receipt of the requisite Pacific Rim Shareholder, Dayton Shareholder, Court and regulatory approvals having been obtained and all other conditions to the Amalgamation having been satisfied or waived, it is presently anticipated that the Amalgamation will become effective on or about April 11, 2002.

Stock Exchange Listings After the Effective Date

Application has been made to have the shares to be issued pursuant to the Amalgamation listed on the TSE. In addition, discussions with AMEX indicate that AMEX is receptive to listing of the Amalco Shares and an application will be made. It is a condition to the Amalgamation that such approval be granted, but Pacific Rim and Dayton have indicated that, if AMEX does not agree to list the Amalco Shares such condition will be waived insofar as it relates to listing by AMEX.

Court Approval

The Amalgamation requires the approval of the Court under the provisions of the *Company Act*. Subject to the approval of the Amalgamation Agreement by the Pacific Rim Shareholders and the Dayton Shareholders, the hearing by the Court in respect of the Court Order is scheduled to take place on April 10, 2002 at 9:45 a.m. All Pacific Rim Shareholders, Dayton Shareholders and holders of Dayton Stock Options and Pacific Rim Stock Options have the right to participate in, be represented or to present evidence or arguments at the hearing by the Court in respect of the Court Order. At the hearing of the application in respect of the Court Order, the Court will consider, among other things, the fairness of the Amalgamation to the Pacific Rim Shareholders, Dayton Shareholders and holders of Dayton Stock Options and Pacific Rim Stock Options. The Court may approve the Amalgamation Agreement either as presented or subject to terms and conditions the Court considers appropriate or may dismiss the application.

Income Tax Considerations

For information with respect to the income tax considerations relevant to the Amalgamation, see "Part I: The Amalgamation" – "Certain Canadian Federal Income Tax Considerations" and "Certain United States Federal Income Tax Considerations".

Dissent Right for Shareholders

Pacific Rim Shareholders and Dayton Shareholders have the right to dissent in respect of the Amalgamation and to be paid the fair value for their shares. See "Part I: The Amalgamation - Right of Dissent".

Information Concerning Pacific Rim

A description of the assets, business and operations of Pacific Rim prior to the Amalgamation is presented in this Circular under "Part II: Information Concerning Pacific Rim".

Pacific Rim Shareholder Rights Plan

Pacific Rim currently has a Shareholder Rights Plan in place, which expires on August 18, 2002. Subject to the approval of the Pacific Rim Shareholders at the Pacific Rim Meeting, the Pacific Rim Board has resolved that the Pacific Rim Shareholder Rights Plan will terminate on the Effective Date.

Information Concerning Dayton

A description of the assets, business and operations of Dayton is presented in this Circular under "Part III: Information Concerning Dayton" and the materials attached to this Circular and incorporated by reference herein.

The Company Resulting from the Amalgamation

A description of the material aspects of Amalco, including its business, share capital and first board of directors is presented in this Circular under "Part IV: The Company Resulting from the Amalgamation".

Selected Pro Forma Combined Consolidated Financial Information of Amalco

The following selected pro forma combined consolidated financial information is based on the assumptions described in the notes to the pro forma financial statements attached hereto as Appendix F. The pro forma statements are not necessarily indicative of what Amalco's financial position or results of operations would have been if the events reflected therein had been in effect on the dates indicated, nor do they purport to project Amalco's financial position or results of operation for any future periods.

Pro Forma Combined Consolidated Statement of Operations

(in thousands of US dollars, except per share amounts in U.S. dollars)

	Year-ended December 31, 2001
Revenues	$ 14,913
Operating Costs and Expenses	16,525
Operating Loss	1,612
Operating and Other Expenses	2,670
Net Loss	4,282
Loss Per Share	0.05
Average Shares Outstanding	78,276,794

Pro Forma Consolidated Balance Sheet

(in thousands of US dollars, except share amounts)

	As at December 31, 2001
Current Assets	$ 12,224
Property Plant & Equipment	11,580
Closure Fund	3,217
Total Assets	27,021
Current Liabilities	7,593
Lease Obligation	Nil
Total Liabilities	7,593
Shareholders Equity	19,428

EXCHANGE RATES

On February 21, 2002 the noon rate in Toronto, payable in Canadian dollars, as reported by the Bank of Canada was $1.591 for each US$1.00. The closing, low, high and noon spot rates for the U.S. dollar in terms of Canadian dollars at the end of each of the five years ended December 31, 2001 and for the month ended January 31, 2002 as reported by the Bank of Canada were as follows:

	2002 (One month ending January 31)	2001	2000	1999	1998	1997
Closing	1.587	1.593	1.500	1.443	1.533	1.431
Low	1.583	1.590	1.495	1.442	1.529	1.429
High	1.596	1.598	1.504	1.455	1.548	1.433
Average Noon	1.600	1.548	1.485	1.486	1.483	1.384

FINANCIAL INFORMATION AND ACCOUNTING PRINCIPLES

Unless otherwise indicated, the financial statements and summaries of financial information contained in this Circular are reported in United States dollars. All such financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Unless otherwise indicated, all other references to monies are in Canadian dollars.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained herein constitute “forward-looking statements” within the meaning of section 21E of the U.S. Exchange Act. Such forward-looking statements, including but not limited to those with respect to the development of mineral deposits, the price of mineral commodities and Amalco’s financial resources involve known or unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Amalco to be materially different from those projected by such forward-thinking statements. Such factors include, among others, the factual results of current exploration activities, changes in project parameters as plans continue to be refined, access to capital and future prices of gold, silver and other factors discussed under the heading “Risk Factors” in this Circular and in Dayton’s 20-F attached to this Circular as Appendix I.

DAYTON MINING CORPORATION
595 Burrard Street, Suite 2393
PO Box 49186
Vancouver, BC V7X 1K8

PACIFIC RIM MINING CORP.
#860, 625 Howe Street
Vancouver, BC V6C 2T6

JOINT MANAGEMENT INFORMATION CIRCULAR

GENERAL PROXY INFORMATION

Solicitation of Proxies

This Circular is furnished in connection with the solicitation of proxies by the management of each of PACIFIC RIM MINING CORP. and DAYTON MINING CORPORATION for use at the Pacific Rim Meeting and the Dayton Meeting, both of which are to be held on April 3, 2002, at the times and places and for the purposes set forth in the Notices of Meeting which accompany this Circular. The cost of the solicitation of proxies by each of Pacific Rim and Dayton in connection with the Pacific Rim Meeting and the Dayton Meeting has been and will be borne by Pacific Rim and Dayton, respectively. **Either Pacific Rim or Dayton may retain other persons, entities or companies to solicit proxies on its behalf.**

Voting of Proxies and Appointment of Proxy Holder

The forms of proxy accompanying this Circular confer discretionary authority upon the proxy nominees with respect to any amendments or variations to matters identified in the Notices of Meeting or any other matters which may properly come before the Pacific Rim Meeting or the Dayton Meeting, as the case may be. On any ballot or poll, the shares represented by the proxy will be voted or withheld from voting in accordance with the instructions of the member as specified in the proxy with respect to any matter to be voted on. **If a choice is not so specified, or if both choices are specified, with respect to any such matter, the shares represented by a proxy will be voted in favour of the resolutions referred to therein, for approval and adoption of each of the resolutions to be considered at the Pacific Rim Meeting and the Dayton Meeting. A member has the right to appoint a person (who need not be a member) to attend and act for the member and on the member's behalf at the relevant meeting other than the persons designated in the form of proxy and may exercise such right by inserting the name in full of the desired person in the blank space provided in the form of proxy and striking out the names now designated. The form of proxy must be delivered by mail or fax to the companies' Transfer Agent which, in both cases, is Computershare Trust Company of Canada, 510 Burrard Street, Vancouver, British Columbia, Canada, V6C 3B9 (fax no. (604) 683-3694) not later than 24 hours before the Dayton Meeting or the Pacific Rim Meeting, as the case may be. A self-addressed envelope is enclosed.**

Revocation of Proxies

A member has the right to revoke a proxy at any time before it is exercised. A proxy may be revoked by a written revocation signed by the member or the member's authorized attorney or, where the member is a corporation, by a duly authorized officer or attorney of the corporation. This revocation must be delivered either to the Computershare Trust Company of Canada, 510 Burrard Street, Vancouver, British Columbia, Canada, V6C 3B9 at any time up to and including the last business day preceding the Pacific Rim Meeting or the Dayton Meeting, as the case may be, or to the Chairman at the Pacific Rim Meeting or the Dayton Meeting, as the case may be, or any adjournment of any such meeting. A proxy may also be revoked in any other manner provided by law.

Record Date, Voting Shares and Principal Holders

The record date for determining the Dayton Shareholders entitled to receive notice of, attend and vote at the Dayton Meeting was fixed by the Board of Directors of Dayton as February 26, 2002. At the record date, there were 31,123,974 Dayton Shares outstanding and entitled to be voted at the Dayton Meeting and each Dayton Share is entitled to one vote.

The following are the names of the only Dayton Shareholders who are known by Dayton to own beneficially, directly or indirectly, or exercise control or direction over, more than 10% of the common shares of Dayton as at February 26, 2002:

Name and Address	No. of Common Shares	Percentage of Common Shares
Kinross Gold Corporation Toronto, Ontario	10,003,437	32.1%
Dundee Precious Metals Inc. Toronto, Ontario	4,447,306	14.3%

The record date for determining the Pacific Rim Shareholders entitled to receive notice of, attend and vote at the Pacific Rim Meeting was fixed by the Board of Directors of Pacific Rim as February 26, 2002. At the record date, there were 23,498,600 Pacific Rim Shares outstanding and entitled to be voted at the Pacific Rim Meeting and each Pacific Rim Share is entitled to one vote.

To the knowledge of the directors and senior officers of Pacific Rim, there are no persons or companies who beneficially own, directly or indirectly, or exercise control or discretion over, shares carrying more than 10% of the voting rights attached to all outstanding shares of Pacific Rim.

PART I: THE AMALGAMATION

General

Pursuant to the terms of the Amalgamation Agreement, Dayton and Pacific Rim have agreed to amalgamate pursuant to section 248 of the *Company Act* to form a new company under the name "Pacific Rim Mining Corp." Each Pacific Rim Shareholder will receive one Amalco Share in exchange for each Pacific Rim Share held and each Dayton Shareholder will receive 1.76 Amalco Shares in exchange for each Dayton Share held. Following the Amalgamation, Dayton and Pacific Rim Shareholders will hold approximately 70% and 30%, respectively, of the outstanding Amalco Shares.

Background to the Amalgamation

Management of Dayton and Pacific Rim first discussed a possible asset acquisition in late March of 2001. At that time confidentiality agreements were signed and Pacific Rim management visited the El Dorado site. Minimal work was done on a possible transaction until Pacific Rim completed the sale of its Diablillos project to Silver Standard Resources Inc. in November, 2001 when the possibility of a business combination of the two companies was discussed. Dayton and Pacific Rim management visited the Andacollo project in Chile in November and the Rawhide Mine in Nevada in December. A number of meetings were held in person and by telephone in December, 2001 and early in January, 2002.

The Dayton Board met on October 16, 2001 and, among other things, discussed a potential business combination with Pacific Rim. Because Mr. Myckatyn and Ms. McLeod-Seltzer were members of both the Dayton Board and the Pacific Rim Board, the Dayton Board determined that it was appropriate to form the Dayton Special Committee to consider the Amalgamation and, if thought appropriate, negotiate the proposed terms of the Amalgamation. The Dayton Special Committee was formed on October 24, 2001 and was made up of Mr. John Ivany, Mr. Douglas Donald, and Mr. David Fagin, all of whom are independent directors of Dayton. The Dayton Special Committee engaged Dundee Securities to provide advice on the proposed amalgamation. The Dayton Special Committee and the Pacific Rim Special Committee negotiated the terms of the Amalgamation. The Dayton Special Committee and Dundee Securities made their recommendation to the Dayton Board on January 8, 2002. The Dayton Board, with Mr. Myckatyn and Ms. McLeod-Seltzer abstaining, unanimously approved the Amalgamation as proposed, subject to receiving a fairness opinion from Dundee Securities, completion of final due diligence by January 31, 2002, and receipt of regulatory and shareholder approval.

The Pacific Rim Board met on October 11, 2001 and, among other things, discussed a potential business combination with Dayton. Because Ms. McLeod-Seltzer and Mr. Myckatyn were members of both the Pacific Rim Board and the Dayton Board, the Pacific Rim Board determined that it was appropriate to form the Pacific Rim Special Committee to consider the Amalgamation and, if thought appropriate, negotiate the proposed terms of the Amalgamation. The Pacific Rim Special Committee was formed on November 28, 2001 and was made up of Mr. Tom Shrake, Mr. Anthony Petrina, and Mr. David DeWitt, all of whom are independent directors of Pacific Rim. The Pacific Rim Special Committee engaged Haywood to provide advice on the proposed Amalgamation. The Pacific Rim Special Committee and Haywood made thei recommendation to the Pacific Rim Board on January 8, 2002. The Pacific Rim Board, with Ms McLeod-Seltzer and Mr. Myckatyn abstaining, unanimously approved the Amalgamation a proposed, subject to receiving a fairness opinion from Haywood, completion of final du diligence by January 31, 2002, and receipt of regulatory and shareholder approval.

Benefits of the Amalgamation for Dayton

Dayton's major assets are its 49% interest in the Rawhide Mine in Nevada, and its 100% interest in the El Dorado advanced exploration project in El Salvador. Its Andacollo Mine in Chile is owned by Dayton's 100% owned subsidiary, Compañia Minera Dayton, Ltda ("CMD"). The Andacollo Mine is operating under a court approved Creditor's Plan and is in the process of liquidating its assets and satisfying debts due to creditors. Dayton de-consolidated its interest in CMD in December, 2000 and has no material liabilities relating to CMD.

The Rawhide Mine will be ceasing open pit operations in July, 2002 and will crush stockpiled lower grade ore for an additional six to eight months. This will be followed by an additional two years of residual leaching from the heaps. Dayton's share of expected production from the beginning of 2002 is approximately 100,000 ounces over the next three years. The operation will generate positive cashflow at current gold and silver prices, with most of this coming in 2003 and 2004.

The El Dorado project is an advanced exploration/development project located in El Salvador. The property has historical production between 1948 and 1953 and was essentially dormant until the end of the civil war in El Salvador in 1992. The property was acquired by Mirage Resource Corporation and substantial exploration work was conducted on the property in the mid 1990's. Dayton acquired all of the outstanding shares of Mirage Resource Corporation in April, 2000. Dayton did additional drilling in 2000 but did not conduct any significant work on the property in 2001.

Dayton's resource and reserve estimates for the year ended December 31, 2001 on the Rawhide Mine, Andacollo Mine and El Dorado exploration project are disclosed in Item 4.D – "Property, Plant and Equipment" in Dayton's Form 20-F attached as Appendix I to this Circular.

With the cessation of mining operations in Chile in 2000, and the winding down of operations at the Rawhide Mine, the future of Dayton is dependent on the successful exploitation of the El Dorado property. Because of current gold prices, no meaningful work was planned until higher cash flows eventuated from the Rawhide Mine in 2003.

Benefits of the Amalgamation for Pacific Rim

Pacific Rim sold its major asset, the Diablillos project in Argentina, to Silver Standard Resources Inc. late in 2001. The terms of the sale included cash payments of US$1.5 million by the end of 2001 (paid), with an additional US$1.9 million in staged payments of cash or shares over the next two years (of which US$1,000,000 has been paid in shares).

Pacific Rim has become aware of a significant shift in attitude in the gold industry today away from number of ounces of production to a high level of profitability. This means that, for properties to be of interest, they have to have the potential for low operating and low capital costs. High grade, underground deposits such as Dayton's El Dorado property fit this model. In the opinion of Pacific Rim, El Dorado already has a high grade resource with potential to significantly increase in size.

With the sale of the Diablillos project to Silver Standard Resources Inc., Pacific Rim had successfully monetized its interest in the property and were looking for a property like El Dorado that had the potential to fit the low capital, low cash cost high grade underground deposit model.

Dayton and Pacific Rim Together

Dayton is changing from a junior operating company to an exploration company with a very prospective asset, but insufficient cash to exploit it in the short to medium term. Pacific Rim is a well managed exploration company with immediate cash looking for a property where it can add shareholder value. The merger of these companies creates an entity that will result in reduced aggregate overhead costs and allow for aggressive exploration of the El Dorado property in the short term.

Accordingly, there are a number of benefits for Pacific Rim, Dayton and their shareholders which are anticipated to result from the Amalgamation, including the following:

(a) a substantial asset base and future cash flow;

(b) a larger market capitalization and float providing the shareholders with greater liquidity for their Amalco Shares;

(c) the positive synergies resulting from the combination of the businesses and affairs of Pacific Rim and Dayton, including the meshing of the operations expertise of Dayton and the exploration expertise of Pacific Rim;

(d) the combination of an advanced exploration opportunity - the El Dorado Gold prospect in El Salvador – and cash to finance exploration on the property;

(e) ongoing gold and silver production enabling the shareholders to benefit from increases in the prices of these metals;

(f) reduced combined overhead costs; and

(g) a greater focus on exploration as a means to increase the asset base of Amalco.

Recommendation of Pacific Rim Board

Due to the fact that Catherine McLeod-Seltzer, President of Pacific Rim, and William H. Myckatyn, President and CEO of Dayton, are directors of both Dayton and Pacific Rim, Ms. Seltzer and Mr. Myckatyn abstained from voting on the proposed amalgamation when it was considered by the Pacific Rim Board. The Pacific Rim Board formed a special committee made up of individuals other than these two directors in common. The Pacific Rim Special Committee considered and negotiated the terms of the Amalgamation Agreement with a similar committee formed by Dayton. The Pacific Rim Special Committee considered many factors, including a report prepared by Haywood who were retained to provide advice with respect to the fairness of the Amalgamation, from a financial point of view, to Pacific Rim Shareholders. Upon completion of its work, the Pacific Rim Special Committee recommended to the Pacific Rim Board that the Amalgamation Agreement be approved and that it be presented to the Pacific Rim Shareholders for their approval.

The Pacific Rim Board determined based on, among other things, the considerations noted below, that the terms of the Amalgamation are in the best interests of Pacific Rim and are fair to Pacific Rim Shareholders, and unanimously recommends that Pacific Rim Shareholders vote in favour of the Special Resolution to approve and adopt the Amalgamation Agreement. In reaching its conclusion, the Pacific Rim Board considered, among other things, the following:

(a) management's review of, and advice with respect to, results of operations and prospects of each of Pacific Rim and Dayton;

(b) the share exchange ratio provided for in the Amalgamation Agreement;

(c) the Haywood Opinion that the Amalgamation is fair from a financial point of view to the Pacific Rim Shareholders as of the date of such written opinion, and based upon and subject to the matters set forth therein. See "Part I: Amalgamation - Opinion of Pacific Rim Financial Advisor" and Appendix D – "Opinion of Pacific Rim Financial Advisor";

(d) the fact that the Amalgamation must be approved by a Special Resolution passed by not less than 3/4 of the votes cast at the Pacific Rim Meeting by Pacific Rim Shareholders and by the Court, which the Pacific Rim Board is advised will consider, among other things, the fairness of the Amalgamation to the Pacific Rim Shareholders; and

(e) the fact that the Amalgamation includes provisions which will permit Pacific Rim Shareholders who oppose the Amalgamation to, upon compliance with certain conditions, dissent from the approval of the Amalgamation Agreement in accordance with the *Company Act* and be paid the fair value of their Pacific Rim Shares as provided therein.

Opinion of Pacific Rim Financial Advisor

The Pacific Rim Special Committee retained Haywood to act as its exclusive financial advisor with respect to the Amalgamation. Such financial advisory services included providing advice and assistance in the evaluation, and the furnishing of opinions as to the fairness, from a financial point of view, to the Pacific Rim Shareholders, of the proposed transaction.

In connection with the Pacific Rim Special Committee's consideration of the Amalgamation, Haywood delivered the Haywood Opinion to the effect that as of February 28, 2002, based on its review and assumptions and subject to the limitations summarized therein, the Amalgamation is fair, from a financial point of view, to the Pacific Rim Shareholders.

The full text of the Haywood Opinion dated February 28, 2002, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken, is attached and contained in Appendix D – "Opinion of Pacific Rim Financial Advisor". Pacific Rim Shareholders are urged to read the Haywood Opinion carefully in its entirety. The summary of the Haywood Opinion is qualified in its entirety by reference to the full text of such opinion.

In arriving at its opinion, Haywood reviewed, among other things:

(a) the Amalgamation Agreement;

(b) the Circular;

(c) certain publicly available business and financial information with respect to each of Pacific Rim and Dayton;

(d) stock market data relating to Pacific Rim and Dayton and other selected relevant publicly traded companies; and

(e) comparable transactions involving exploration companies of similar size.

In addition, Haywood reviewed certain publicly available business and financial information with respect to other companies in a similar industry, publicly available financial terms of certain other business combinations and such other information as Haywood considered relevant under the circumstances of the Amalgamation.

Haywood will receive fees for their services in connection with the Amalgamation, none of which is contingent upon the consummation of the Amalgamation. Haywood has not provided financial advisory services or participated in any financings of Pacific Rim or Dayton within the past 24 months except as follows:

(a) in June, 2000 Haywood was one of three agents that participated in an offering of special warrants, wherein Pacific Rim raised \$7,329,492.50. Seven percent of the gross proceeds (\$513,064.47) was paid to the three agents, part of which was paid to Haywood, and 50,090 agents warrants were issued to Haywood as an agency fee. The warrants expired, unexercised, on June 15, 2001; and

(b) in the spring of 2001 Haywood was engaged by Pacific Rim to conduct certain due diligence for a proposed acquisition of a private company, which transaction the board subsequently did not approve, for which services Haywood received a nominal fee.

Haywood has, in the past, provided and may, in the future, in the ordinary course of its business, perform financial advisory, investment banking and other related services to Pacific Rim or Dayton, or any of their respective associates or affiliates and Haywood has and will receive customary fees for such services. In the ordinary course of business, Haywood or its affiliates may trade in the debt and equity securities of both Dayton and Pacific Rim for their own accounts and for the accounts of their customers and, accordingly may at any time hold a long or short position in such securities.

Recommendation of Dayton Board

Due to the fact that Catherine McLeod-Seltzer, President of Pacific Rim, and William H. Myckatyn, President and CEO of Dayton, are directors of both Dayton and Pacific Rim, Ms. McLeod-Seltzer and Mr. Myckatyn abstained from voting on the proposed amalgamation when it was considered by the Dayton Board. The Dayton Board formed a special committee made up of individuals other than these two directors in common. The Dayton Special Committee considered and negotiated the terms of the Amalgamation Agreement with the Pacific Rim Special Committee. The Dayton Special Committee considered many factors, including a report prepared by Dundee Securities, who were retained to provide advice with respect to the fairness of the Amalgamation, from a financial point of view, to Dayton Shareholders. Upon completion of its work, the Dayton Special Committee recommended to the Dayton Board that the Amalgamation Agreement be approved and that it be presented to the Dayton Shareholders for their approval.

The Dayton Board has determined based on, among other things, the considerations noted below that the terms of the Amalgamation are in the best interests of Dayton and are fair to Dayton Shareholders, and unanimously recommends that Dayton Shareholders vote in favour of the Special Resolution to approve and adopt the Amalgamation Agreement. In reaching its conclusion, the Dayton Board considered, among other things, the following:

(a) management's review of, and advice with respect to, results of operations and prospects of each of Pacific Rim and Dayton;

(b) the share exchange ratio provided for in the Amalgamation Agreement;

(c) the opinion of Dundee Securities that the Amalgamation is fair from a financial point of view to the Dayton Shareholders as of the date of such written opinion, and based upon and subject to the matters set forth therein. See "Part I: The Amalgamation - Opinion of Dayton Financial Advisor" and Appendix E - "Opinion of Dayton Financial Advisor";

(d) the fact that the Amalgamation must be approved by a Special Resolution passed by not less than 3/4 of the votes cast at the Dayton Meeting by Dayton Shareholders and by the Court, which the Dayton Board is advised will consider, among other things, the fairness of the Amalgamation to the Dayton Shareholders; and

(e) the fact that the Amalgamation includes provisions which will permit Dayton Shareholders who oppose the Amalgamation to, upon compliance with certain conditions, dissent from the approval of the Amalgamation Agreement in accordance with the *Company Act* and be paid the fair value of their Dayton Shares as provided therein.

Opinion of Dayton Financial Advisor

The Dayton Special Committee retained Dundee Securities to act as its exclusive financial advisor with respect to the Amalgamation. Such financial advisory services included providing advice and assistance in the evaluation, and the furnishing of opinions as to the fairness, from a financial point of view, to the Dayton Shareholders, of the proposed transaction.

In connection with the Dayton Special Committee's consideration of the Amalgamation, Dundee Securities delivered the Dundee Securities Opinion to the effect that as of February 21, 2002, based on its review and assumptions and subject to the limitations summarized therein, the terms of the Amalgamation are fair, from a financial point of view, to the Dayton Shareholders.

The full text of the Dundee Securities Opinion dated February 21, 2002, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken, is attached and contained in Appendix E. Dayton Shareholders are urged to read the Dundee Securities Opinion carefully in its entirety. The summary of the Dundee Securities Opinion is qualified in its entirety by reference to the full text of such opinion.

In arriving at its opinion, Dundee Securities reviewed, among other things:

(a) the Amalgamation Agreement;

(b) certain publicly available business and financial information with respect to each of Pacific Rim and Dayton;

(c) stock market data relating to Pacific Rim and Dayton and international junior mining exploration and development companies generally;

(d) the internal scoping study for Dayton's El Dorado exploration project and Dayton's internally generated monthly reports for the Rawhide Mine; and

(e) certain information with respect to Pacific Rim's exploration properties.

In addition, Dundee Securities reviewed such other financial, market, corporate and industry information, investigations and analyses, research and testing of assumptions as Dundee Securities considered necessary or appropriate in the circumstances.

Dundee Securities will receive fees for their services in connection with the Amalgamation, none of which is contingent upon the consummation of the Amalgamation. Dundee Securities has, in the past, provided and may, in the future, in the ordinary course of its business, perform financial advisory, investment banking and other related services to Pacific Rim or Dayton, or any of their respective associates or affiliates and Dundee Securities has and will receive customary fees for such services. In the ordinary course of business, Dundee Securities or its affiliates may trade in the debt and equity securities of both Dayton and Pacific Rim for their own accounts and for the accounts of their customers and, accordingly may at any time hold a long or short position in such securities.

Dundee Precious Metals Inc., a reporting issuer managed by an affiliate of Dundee Securitie owns 14.3% of the outstanding Dayton Shares.

The Amalgamation Agreement

Pacific Rim and Dayton have entered into the Amalgamation Agreement dated January 8, 200. The summary below is qualified in its entirety by the text of the Amalgamation Agreemei which is attached as Appendix C to this Circular.

Under the terms of the Amalgamation Agreement, Pacific Rim and Dayton will be amalgamate under the *Company Act* and:

(a) each outstanding Pacific Rim Share will be exchanged for one Amalco Share; and

(b) each outstanding Dayton Share will be exchanged for 1.76 Amalco Shares.

Each of Pacific Rim and Dayton provided representations and warranties to the other in th Amalgamation Agreement regarding certain customary commercial matters, including corporate legal and other matters relating to their respective affairs.

The obligation of Pacific Rim and Dayton to complete the transactions contemplated in the Amalgamation Agreement are subject to the fulfilment, or waiver by one or both of Pacific Rin and Dayton, as the case may be, on or before the Effective Date of certain conditions, including the following:

(a) approval and adoption of the Amalgamation Agreement by a Special Resolution of each of the Dayton Shareholders and the Pacific Rim Shareholders;

(b) the Amalgamation Agreement not having been terminated;

(c) approval by the TSE and AMEX of the listing of the Amalco Shares to be issued pursuant to the Amalgamation;

(d) Pacific Rim Shareholders and Dayton Shareholders shall not have delivered notices of dissent pursuant to the Amalgamation with respect to more than 5% of the issued and outstanding Pacific Rim Shares and Dayton Shares respectively;

(e) each party performing each of its obligations and each representation and warranty contained in the Amalgamation Agreement being true; and

(f) there being no change which has had a material adverse effect on the party in question.

The Amalgamation Agreement provides that neither Pacific Rim nor Dayton will solicit or encourage the initiation of any inquiries or proposals regarding any merger, amalgamation, take-over bid, sale of substantial assets, sale of treasury shares or similar transactions involving Pacific Rim, Dayton or any of their respective subsidiaries (each an "Acquisition Proposal"), provided that nothing in the Amalgamation Agreement prevents the board of directors of either company from considering, negotiating, approving and recommending to its shareholders a Superior Proposal.

Either Pacific Rim or Dayton may terminate the Amalgamation Agreement at any time if their respective board of directors has accepted or approved, or recommended acceptance or approval to its shareholders of, a Superior Proposal. If either company terminates the Amalgamation Agreement as a result of a Superior Proposal, it is required to pay US$250,000 to the other company.

The Amalgamation Steps

The Amalgamation will be carried out pursuant to the *Company Act*. The following procedural steps, among others, must be taken in order for the Amalgamation to become effective:

(a) the Amalgamation Agreement must be approved and adopted by a Special Resolution of each of the Pacific Rim Shareholders and the Dayton Shareholders;

(b) the Court must grant the Court Order;

(c) all conditions precedent to the Amalgamation, as set forth in the Amalgamation Agreement, must be satisfied or waived by the appropriate parties; and

(d) the Court Order, together with the Amalgamation Agreement, must be filed with the Registrar.

Court Approval

The Amalgamation Agreement requires approval by the Court. Subject to the approval and adoption of the Amalgamation Agreement by a Special Resolution of each of the Pacific Rim Shareholders and the Dayton Shareholders, the hearing in respect of the Court Order is scheduled to take place at 9:45 a.m., or so soon thereafter as counsel may be heard, on April 10, 2002. All Pacific Rim Shareholders, Dayton Shareholders and holders of Dayton Stock Options and Pacific Rim Stock Options who wish to participate in or be represented or to present evidence or arguments at the hearing in respect of the Court Order may do so, subject to filing an Appearance with the Court and satisfying any other requirements. At the hearing of the application in respect of the Court Order, the Court will be asked to consider, among other things, the fairness of the Amalgamation to the Pacific Rim Shareholders, Dayton Shareholders and holders of Dayton Stock Options and Pacific Rim Stock Options. The Court may approve the Amalgamation as proposed or as amended in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit. The Court Order will constitute the basis for an exemption from certain requirements under the U.S. Securities Act with respect to the securities of Amalco issued pursuant to the Amalgamation and the Court will be so advised.

Assuming the Court Order is granted and the other conditions to the Amalgamation Agreement are satisfied or waived, it is anticipated that the Amalgamation will become effective on or about April 11, 2002.

Pacific Rim Shareholder Approval of Amalgamation

Pacific Rim has called the Pacific Rim Meeting to be held at 10:00 a.m. on April 3, 2002 at Th Terminal City Club, 837 West Hastings Street, Vancouver, British Columbia, for the Pacific Rir Shareholders to consider and, if they see fit, approve and adopt the Amalgamation Agreement b a Special Resolution. At the Pacific Rim Meeting, each Pacific Rim Shareholder will be entitle to vote on the basis of one vote per Pacific Rim Share held.

Dayton Shareholder Approval of Amalgamation

Dayton has called the Dayton Meeting to be held at 10:30 a.m. on April 3, 2002 at The Termina City Club, 837 West Hastings Street, Vancouver, British Columbia for the Dayton Shareholders t consider and, if they see fit, approve and adopt the Amalgamation Agreement by a Specia Resolution. At the Dayton Meeting, each Dayton Shareholder will be entitled to vote on th basis of one vote per Dayton Share held.

Resale of Amalco Shares

Canadian Securities Laws

The Amalco Shares to be issued in exchange for Dayton Shares or Pacific Rim Shares pursuan to the Amalgamation will be issued in reliance on exemptions from prospectus and registratior requirements of applicable Canadian securities laws. An application will be made by Pacific Rim and Dayton to the Quebec Securities Commission to exempt the distribution of Amalcc Shares from the prospectus and registration requirements in Quebec. Amalco Shares will generally be "freely tradable" (other than as a result of any "control person" restrictions which may arise by virtue of ownership thereof and subject to customary restrictions of general application) under applicable Canadian securities laws. Amalco Shares will, however, be subject to restrictions affecting their resale in Quebec, unless such restrictions are removed by the Quebec Securities Commission. It is not intended that Amalco will become a reporting issuer in Quebec. **Holders of Amalco Shares who are resident in Quebec are advised to consult with their legal advisers regarding resale restrictions.**

United States Securities Laws

The issuance of Amalco Shares in exchange for Dayton Shares or Pacific Rim Shares pursuant to the Amalgamation will not be registered under the U.S. Securities Act or the securities laws of any state of the United States and will be effected in reliance upon the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act and exemptions provided under the securities laws of each state of the United States.

Amalco Shares received by a holder who will be an "affiliate" of Amalco after the Amalgamation or is an "affiliate" of Dayton or Pacific Rim prior to the Amalgamation will be subject to certain restrictions on resale imposed by the U.S. Securities Act. As defined in Rule 144 under the U.S. Securities Act, an "affiliate" of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such issuer.

Persons who are not affiliates of Dayton or Pacific Rim prior to the Amalgamation and are not affiliates of Amalco after the Amalgamation may resell their Amalco Shares in the United States without restriction under the U.S. Securities Act.

Persons who are affiliates of Amalco after the Amalgamation and persons who are affiliates of either Dayton or Pacific Rim prior to the Amalgamation may not resell their Amalco Shares in the absence of registration under the U.S. Securities Act, unless an exemption from registration is available, such as the exemption contained in Rule 145(d) under the U.S. Securities Act, or unless registration is not required pursuant to the exclusion from registration provided by Regulation S under the U.S. Securities Act.

In general, under Rule 145(d), as currently in effect, persons who will be affiliates of Amalco after the Amalgamation and persons who are affiliates of either Dayton or Pacific Rim prior to the Amalgamation will be entitled to resell in the United States during any three-month period the number of Amalco Shares that does not exceed the greater of (i) one percent of the then outstanding securities of such class or, (ii) if such securities are listed on a United States securities exchange, the average weekly trading volume of such securities during the four-week period preceding the date of sale, subject to certain restrictions on manner of sale, notice requirements, aggregation rules and the availability of public information about Amalco. Former affiliates of Dayton or Pacific Rim who are not affiliates of Amalco and who hold their Amalco Shares for a period of one year after the Amalgamation, may resell their Amalco Shares without regard to the volume and manner of sale limitations set forth in the preceding sentence, subject to the availability of certain public information about Amalco. Former affiliates of Dayton or Pacific Rim who hold their Amalco Shares for a period of two years after the Amalgamation may freely resell such Amalco Shares provided that such persons have not been an affiliate of Amalco during the three-month period preceding the resale.

The issuance of Amalco Stock Options in exchange for Dayton Stock Options or Pacific Rim Stock Options pursuant to the Amalgamation will not be registered under the U.S. Securities Act or the securities laws of any state of the United States and will be effected in reliance upon the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act and exemptions provided under the securities laws of each state of the United States. The Amalco Stock Options may not be exercised and the Amalco Shares issuable upon exercise thereof may not be offered or sold in the United States unless such Amalco Shares have been registered under the U.S. Securities Act and the securities laws of all applicable states of the United States or an exemption from such registration requirements is available.

The foregoing discussion is only a general overview of certain requirements of United States securities laws applicable to the Amalco Shares received upon completion of the Amalgamation and receivable upon exercise of the Amalco Stock Options following the Amalgamation.

All holders of Amalco Shares are urged to consult with counsel to ensure that the resale of their Amalco Shares complies with applicable securities legislation.

Surrender of Share Certificates

In the event that the Amalgamation is completed, Amalco will cause to be delivered to each former Exchanging Shareholder, other than a dissenting Exchanging Shareholder, a Letter of Transmittal, together with instructions as to the procedure for the exchange of Pacific Rim Shares and Dayton Shares for Amalco Shares in accordance with the terms of the Amalgamation Agreement.

Delivery of Amalco Shares

As soon as practicable following the Effective Date, when an Exchanging Shareholder has delivered to Computershare the certificate(s) representing Pacific Rim Shares or Dayton Shares, together with a properly completed Letter of Transmittal and such additional documents as Computershare may reasonably require, Amalco will cause Computershare to deliver the certificates representing Amalco Shares to which the Exchanging Shareholder is entitled, as follows:

(a) to forward it or cause it to be forwarded by first class mail to the Exchanging Shareholder at the address specified in the Letter of Transmittal;

(b) if requested by the Exchanging Shareholder in the Letter of Transmittal, to make it available at the designated office of Computershare for pick-up by such Exchanging Shareholder; or

(c) if the Letter of Transmittal neither specifies an address nor contains a request as described in (b), to forward it or cause it to be forwarded by first class mail to the Exchanging Shareholder at the address as shown on the register of members maintained by Pacific Rim or Dayton, as the case may be.

Unless otherwise directed by the Letter of Transmittal, the share certificates representing the Amalco Shares to which the Exchanging Shareholder is entitled will be issued in the name of the registered holder of the Pacific Rim Shares or the Dayton Shares, as the case may be. In the event of a transfer of ownership of shares which is not recorded in the applicable register of members, a certificate representing Amalco Shares will be delivered to a transferee if the certificate representing such transferred shares is presented to Computershare, accompanied by all documents required to evidence and effect such transfer. The mailing or delivery by Computershare of the certificate representing the Amalco Shares shall satisfy and discharge the issuance and delivery obligations of Amalco and Computershare. No fractional Amalco Shares will be issued; the number of Amalco Shares deliverable to an Exchanging Shareholder shall be rounded down to the nearest whole share without payment of any consideration or compensation in respect of such fractional share.

Lost Certificates

If any share certificate which, prior to the Effective Date, represented outstanding Pacific Rim Shares or Dayton Shares has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed, Computershare will issue any certificates representing Amalco Shares, in respect of such lost, stolen or destroyed certificate.

Removal from Members' Register

On the Effective Date, each Pacific Rim Shareholder and Dayton Shareholder will be removed from the register of members of Pacific Rim or Dayton, as the case may be. Until validly surrendered, the share certificate(s) held by such former shareholders shall represent the right to receive, upon such surrender, the corresponding number of Amalco Shares to which such former shareholder is entitled under the Amalgamation Agreement.

Effective Date of Amalgamation

It is anticipated that the Amalgamation will become effective after the requisite Pacific Rim Shareholder, Dayton Shareholder, Court and regulatory approvals have been obtained and all other conditions to the Amalgamation have been satisfied or waived. As at the date hereof, it is anticipated that the Amalgamation will become effective on or about April 11, 2002.

Stock Exchange Listings

Application has been made to have the shares to be issued pursuant to the Amalgamation listed on the TSE. In addition, discussions with AMEX indicate that AMEX is receptive to listing of the Amalco Shares and an application will be made. It is a condition precedent to the Amalgamation that the TSE and AMEX accept the terms of the Amalgamation and list the Amalco Shares. The boards of Pacific Rim and Dayton are aware that AMEX was reviewing Dayton's continued listing eligibility prior to the entering into of the Amalgamation Agreement and are in agreement that, although it would be the most favourable for the Amalco Shares to be listed on AMEX, if AMEX declines to list the Amalco Shares at this time, each of Dayton and Pacific Rim will waive the condition that AMEX agree to list the Amalco Shares and the Amalgamation will proceed.

Certain Canadian Federal Income Tax Considerations

The following discussion summarizes the principal Canadian federal income tax considerations under the Tax Act arising as a consequence of the Amalgamation. Except as otherwise indicated, this summary is restricted to holders of Dayton Shares and Pacific Rim Shares (other than a holder that is a "financial institution" as defined in the Tax Act for the purposes of the market-to-market rules) who, for the purposes of the Tax Act, hold their respective shares as capital property and deal at arm's-length with Dayton or Pacific Rim, as the case may be. Dayton Shares and Pacific Rim Shares will each generally be considered to be held as capital property for purposes of the Tax Act by a holder thereof unless they are held by a trader or dealer in securities or in the course of carrying on a business or have been acquired in a transaction which may be considered to be an adventure in the nature of trade. Certain holders of Dayton Shares or Pacific Rim Shares who are resident in Canada and who might not otherwise be considered to hold such shares as capital property may be entitled to have them treated as capital property by making the irrevocable election provided for in subsection 39(4) of the Tax Act in respect of all "Canadian securities", as defined in the Tax Act, held or to be held by the holder.

This summary is not applicable to a holder which is a "financial institution" as defined in the Tax Act for the purposes of the market-to-market rules.

This summary also applies to holders of Dayton Stock Options and Pacific Rim Stock Options who were granted options by virtue of employment or as otherwise provided for in each plan with Dayton or Pacific Rim, respectively. Persons who were granted or acquired such options in any other capacity should seek their own tax advice as to the tax consequences of the Amalgamation to them.

This summary is based upon the current provisions of the Tax Act, the Income Tax Regulations (the "Regulations") and counsel's understanding of the current administrative practices of the Canada Customs and Revenue Agency ("CCRA"). This summary takes into account specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance prior to the date hereof ("Proposed Amendments"), but except where otherwise specifically noted, does not take into account or anticipate any other changes in law, whether by judicial, governmental or legislative action or decision or changes in the administrative practices and policies of CCRA nor does it take into account the tax laws of any province, territory or foreign jurisdiction. The summary assumes that all Proposed Amendments will be enacted substantially as proposed.

This summary is of a general nature only and is not exhaustive of all Canadian federal income tax considerations. This summary is not intended to be, and should not be construed to be legal or tax advice to any particular holder and no representations are made with respect to the Canadian income tax consequences of any particular holder. The tax liability of a holder will depend on the holder's specific circumstances. Holders of Dayton Shares, Dayton Stock Options, Pacific Rim Shares and Pacific Rim Stock Options should consult their own tax advisors to determine the particular tax consequences to them of the Amalgamation.

Residents of Canada

The following portion of the summary is applicable to holders of Dayton Shares, Pacific Rim Shares, Dayton Stock Options and Pacific Rim Stock Options who are residents of Canada.

Amalgamation

The holders of Dayton Shares and Pacific Rim Shares will realize neither a capital gain nor a capital loss on the Amalgamation wherein their shares become Amalco Shares. The Amalco Shares will be deemed to have been acquired by a shareholder at the aggregate cost equal to the shareholder's aggregate adjusted cost base immediately before the amalgamation of his Dayton Shares or Pacific Rim Shares. Where a shareholder owns both Dayton Shares and Pacific Rim Shares, the detailed averaging rules contained in the Tax Act will generally apply in determining the adjusted cost base to the shareholder of the Amalco Shares received on the Amalgamation.

Dissenting Shareholders

The consequences under the Tax Act to a holder of Dayton Shares or Pacific Rim Shares who dissents from the Amalgamation, as described under "Rights of Dissent", and who receives a payment for his or her shares are discussed below.

The tax treatment of payments received as a result of the exercise of such dissent rights will depend upon whether the purchaser of such shares is Amalco, Dayton or Pacific Rim.

Under the current administrative practice of the CCRA, the receipt by a holder of Dayton Shares or Pacific Rim Shares who exercises his right of dissent with respect to the Amalgamation (a "Dissenting Shareholder") and receives a cash payment (other than interest) from Amalco equal to the fair market value of his Dayton Shares or Pacific Rim Shares, as the case may be, may be treated as proceeds of disposition of such shares. To the extent that such amount exceeds (or is less than) the Dissenting Shareholder's adjusted cost base of the shares disposed of, the Dissenting Shareholder will realize a capital gain (or capital loss) equal to the amount of such difference.

A Dissenting Shareholder who receives interest on such payment will be required to include the full amount of such interest in the Dissenting Shareholder's income.

A Dissenting Shareholder who is resident in Canada will be required to include one-half of any capital gain ("a taxable capital gain") in computing his income for tax purposes, and may apply one-half of any capital loss against taxable capital gains in accordance with the detailed rules contained in the Tax Act.

Minimum Tax

Taxable dividends (without application of the dividend gross and tax credit rules) and the full amount of capital gains (net of capital losses) must be included in the adjusted taxable income for purposes of calculating minimum tax under the Tax Act.

Stock Options

An employee who exchanges his or her Dayton Stock Options or Pacific Rim Stock Options for **only** Amalco Stock Options and no other consideration will not recognize any taxable income or loss as a result of such exchange, and for the purposes of section 7 of the Tax Act, dealing with the taxation of benefits from employee stock options, will be deemed not to have disposed of the Dayton Stock Options or Pacific Rim Stock Options or acquired the Amalco Stock Options, provided the total value of Amalco Shares to be acquired under the Amalco Stock Options immediately after the exchange less the amount payable under the Amalco Stock Options to acquire the Amalco Shares **does not exceed** the total value of the Dayton Shares or Pacific Rim Shares to be acquired under the Dayton Stock Options or Pacific Rim Stock Options respectively, immediately before the exchange less the amount payable under the Dayton Stock Options or Pacific Rim Stock Options to acquire the Dayton Shares or Pacific Rim Shares. If the above-described "roll-over" applies, the Amalco Stock Options will, for the purposes of section 7 of the Tax Act, except paragraph 7(9)(d), be deemed to be the same option and a continuation of the Dayton Stock Option or Pacific Rim Stock Option. Further, the provisions of the Tax Act providing for the deduction of one-half of the employee benefit will continue to apply, if, at the time of the exchange of the Dayton Stock Options or Pacific Rim Stock Options for Amalco Stock Options, the exercise price of such options was not less than the fair market value of a Dayton Share or Pacific Rim Share, as the case may be, at the time of grant of the Dayton Stock Option or Pacific Rim Option, respectively. While no assurance can be provided, as the only consideration a holder of a Dayton Stock Option or a Pacific Rim Stock Option will receive is an Amalco Stock Option, management of Dayton and Pacific Rim are of the view that the values set out above are equal and therefore no disposition should arise.

Non-Residents of Canada

The tax treatment of non-residents of Canada under the Tax Act and the following discussion can be affected by the provisions of an applicable income tax convention. Non-residents are advised to consult their own tax advisors with regard to the availability of relief under an applicable income tax convention in their particular circumstances.

Amalgamation

The non-resident holders of Dayton Shares and Pacific Rim Shares will realize neither a capital gain nor a capital loss on the Amalgamation wherein their shares become Amalco Shares. The Amalco Shares will be deemed to have been acquired by a shareholder at the aggregate cost equal to the shareholder's aggregate adjusted cost base immediately before the amalgamation of his Dayton Shares or Pacific Rim Shares. Where a shareholder owns both Dayton Shares and Pacific Rim Shares, the averaging rules contained in the Tax Act will generally apply in determining the adjusted cost base to the shareholder of the Amalco Shares received on the Amalgamation.

Dissenting Shareholders

Non-resident holders of Dayton Shares and Pacific Rim Shares are referred to the discussion above for residents of Canada for a general description of the tax considerations applicable to them if they elect to exercise their right to dissent. Shareholders who are non-residents of Canada for purposes of the Tax Act will not be subject to tax under the Tax Act in respect of any capital gain realized on a disposition of their shares unless such shares constitute or are deemed to constitute "taxable Canadian property" to the shareholder. Shares would constitute "taxable Canadian property" where they are (i) capital property of the holder used in carrying on a business (other than an insurance business) in Canada, (ii) capital property of an insurer that is its designated insurance property for the year or (iii) where the holder and/or persons with whom the holder did not deal at arm's length, owned (or had an option to acquire) at any time during the five year period prior to the date of disposition, 25% or more of the issued shares of any class of capital stock of Dayton or Pacific Rim, respectively.

A non-resident holder of Dayton Shares and Pacific Rim Shares whose shares constitute or are deemed to constitute taxable Canadian property is referred to the discussion above under "Residents of Canada" for general information regarding the treatment of the disposition under the Tax Act.

Even if the shares constitute or are deemed to constitute taxable Canadian property to a non-resident holder and their disposition would give rise to a capital gain, an exemption from tax under the Tax Act may be available under the terms of an applicable tax treaty between Canada and the country of residence of the non-resident.

Interest paid to a Dissenting Shareholder, who is resident in the United States, will generally be subject to Canadian non-resident tax at a rate of 25% of the gross amount of the interest. Any dividends deemed to be paid or credited by Dayton or Pacific Rim to a Dissenting Shareholder, who was resident of the United States as a result of the exercise of such dissent rights will generally be subject to Canadian non-resident tax at a rate of 25% on the gross amount of the dividends. Tax relief may be available to Dissenting Shareholders resident in the United States under the terms of the Canada-US Tax Convention which reduces the tax on both interest and dividends. Dissenting Shareholders who are resident in the United States should contact their own tax advisors to determine if they are entitled to the benefit of the Treaty.

A Dissenting Shareholder who is resident in the United States will generally not be subject to Canadian tax in respect of a capital gain realized on disposition of Dayton Shares or Pacific Rim Shares to Amalco.

Stock Options

A non-resident employee who exchanges his or her Dayton Stock Options or Pacific Rim Stock Options for **only** Amalco Stock Options and no other consideration will not recognize any taxable income or loss as a result of such exchange, and for the purposes of section 7 of the Tax Act, dealing with the taxation of benefits from employee stock options, will be deemed not to have disposed of the Dayton Stock Options or Pacific Rim Stock Options or acquired the Amalco Stock Options, provided the total value of Amalco Shares to be acquired under the Amalco Stock Options immediately after the exchange less the amount payable under the Amalco Stock Options to acquire the Amalco Shares **does not exceed** the total value of the Dayton Shares or Pacific Rim Shares to be acquired under the Dayton Stock Options or Pacific Rim Stock Options immediately before the exchange less the amount payable under the Dayton Stock Options or Pacific Rim Stock Options to acquire the Dayton Shares or Pacific Rim Shares. If the above-described "roll-over" applies, the Amalco Stock Options will, for the purposes of section 7 of the Act, except paragraph 7(9)(d), be deemed to be the same option and a continuation of the Dayton Stock Option or Pacific Rim Stock Option. Further, the provisions of the Tax Act providing for the deduction of one-half of the employee benefit will continue to apply, if, at the time of the exchange of the Dayton Stock Options or Pacific Rim Stock Options for Amalco Stock Options, the exercise price of such options was not less than the fair market value of a Dayton Share or Pacific Rim Share, as the case may be, at the time of grant of the Dayton Stock Option or Pacific Rim Option, respectively. While no assurance can be provided, as the only consideration a holder of a Dayton Stock Option or a Pacific Rim Stock Option will receive is an Amalco Stock Option, management of Dayton and Pacific Rim are of the view that the values set out above are equal and therefore, no disposition should arise.

Certain United States Federal Income Tax Considerations

NO RULING HAS BEEN OBTAINED FROM THE U.S. INTERNAL REVENUE SERVICE, AND NONE IS TO BE REQUESTED, WITH RESPECT TO THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE AMALGAMATION. NO LEGAL OPINION FROM U.S. COUNSEL HAS BEEN OBTAINED AND NONE WILL BE REQUESTED WITH RESPECT TO THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE AMALGAMATION.

Scope of this Summary

Authorities

This summary is based upon the *U.S. Internal Revenue Code of 1986*, as amended (the "Code"); Treasury Regulations, proposed and final, issued under the Code; and judicial and administrative interpretations of the Code and Treasury Regulations, in each case as in effect and available as of the date of this Circular. The Code, Treasury Regulations and judicial and administrative interpretations thereof, however, may change at any time, and any change could be retroactive to the date of this Circular. The Code, Treasury Regulations and judicial and administrative interpretations thereof are also subject to various interpretations, and the U.S. Internal Revenue Service (the "IRS") or the U.S. courts could later disagree with the explanations or conclusions contained in this summary.

Transactions Addressed for U.S. Holders

The following is a summary of the anticipated material U.S. federal income tax consequences arising from and relating to the Amalgamation that are generally applicable to U.S. Holders (as defined below) of Amalgamating Company Shares with respect to the receipt of Amalco Shares under the Amalgamation. Pacific Rim and Dayton may be referred to herein separately as an "Amalgamating Company" or together as the "Amalgamating Companies."

U.S. Holder

For purposes of this summary, a "U.S. Holder" is a beneficial owner of Dayton Shares, Pacific Rim Shares or Amalco Shares as the case may be, that, for U.S. federal income tax purposes, is:

- a citizen or resident of the U.S., including some former citizens or residents of the U.S.;
- a partnership or corporation created or organized in or under the laws of the U.S. or any state thereof, including the District of Columbia;
- an estate if its income is subject to U.S. federal income taxation regardless of it source; or
- a trust if it has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or if a U.S. court can exercise primary supervision over its administration, and one or more U.S. persons have the authority to control all of its substantial decisions.

Non-U.S. Holders

A "non-U.S. Holder" is a beneficial owner of Dayton Shares, Pacific Rim Shares or Amalco Shares, as the case may be, other than a U.S. Holder. This summary does not address the U.S. federal income tax consequences of the Amalgamation to non-U.S. Holders of Dayton Shares, Pacific Rim Shares or Amalco Shares, as the case may be, and such non-U.S. Holders are accordingly urged to consult their own tax advisors regarding the potential U.S. federal income tax consequences to them of the Amalgamation and the potential application of any tax treaties.

Assumptions Regarding Amalgamating Companies and Amalco

This summary is based upon certain understandings of each Amalgamating Company with respect to the business, assets and shareholders of such Amalgamating Company and Amalco, including the following:

- such Amalgamating Company is not, has not at any time been and will not be immediately after the Amalgamation (a) a "controlled foreign corporation" as defined in Section 957(a) of the Code, (b) a "foreign investment company" as defined in Section 1246(b) of the Code, or (c) a "foreign personal holding company" as defined in Section 552 of the Code; and
- Amalco will not be immediately after the Amalgamation (a) a "controlled foreign corporation" as defined in Section 957(a) of the Code, (b) a "foreign investment company" as defined in Section 1246(b) of the Code, or (c) a "foreign personal holding company" as defined in Section 552 of the Code.

Transactions Not Addressed

This summary does not address the U.S. federal income tax consequences of transactions effectuated prior or subsequent to, or concurrently with, the Amalgamation (whether or not any such transactions are undertaken in connection with the Amalgamation), including, without limitation, the following:

- any exercise of any stock option, warrant or other right to acquire Amalgamating Company Shares;
- any conversion into Amalgamating Company Shares of any Amalgamating Company notes, debentures or other debt instruments;
- any conversion of Amalgamating Company Shares into a different class of Amalgamating Company Shares;
- any transaction in which Amalgamating Company Shares or Amalco Shares are acquired; and
- any transaction in which Amalco Shares are disposed of.

Persons Not Addressed

The U.S. federal income tax consequences to the following persons (including persons who are U.S. Holders) are not addressed in this summary, and the following persons are accordingly urged to consult with their own tax advisors regarding the U.S. federal income tax consequences to them of the Amalgamation:

- Pacific Rim;
- Dayton;
- persons that may be subject to special U.S. federal income tax treatment such as financial institutions, real estate investment trusts, tax-exempt organizations, qualified retirement plans, individual retirement accounts, regulated investment companies, insurance companies, and brokers and dealers or traders in securities or currencies;
- persons that hold Dayton Stock Options and persons who acquired Dayton Shares pursuant to an exercise of employee stock options or rights or otherwise as compensation for services;
- persons that hold Pacific Rim Stock Options and persons who acquired Pacific Rim Shares pursuant to an exercise of employee stock options or rights or otherwise as compensation for services;
- persons that hold Dayton warrants or Pacific Rim warrants;
- persons that hold Dayton or Pacific Rim notes, debentures or other debt instruments;
- persons having a functional currency for U.S. federal income tax purposes other than the U.S. dollar;
- persons that hold or will hold Dayton Shares, Pacific Rim Shares or Amalco Shares, as the case may be, as part of a position in a straddle or as part of a hedging or conversion transaction;
- persons subject to the alternative minimum tax; and
- persons who own their Amalgamating Company Shares or Amalco Shares, as the case may be, other than as a capital asset as defined in the Code.

Treaty Application to Certain Persons

U.S. Holders who do not maintain a substantial presence, permanent home or habitual abode in the U.S. or whose personal and economic relations are not closer to the U.S. than to any other country (other than Canada) may be unable to benefit from the provisions of the Convention

Between the United States of America and Canada with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the "Canada-U.S. Tax Convention"). These U.S. Holders should consult their own tax advisors concerning the availability of benefits under the Canada-U.S. Tax Convention.

State and Local Taxes, Foreign Jurisdictions Not Addressed

This summary does not address U.S. state or local tax consequences or the tax consequences in jurisdictions other than the U.S. of the Amalgamation.

Particular Circumstance of any Particular U.S. Holder Not Addressed

This summary does not take into account the particular facts and circumstances, with respect to U.S. federal income tax issues, of any particular U.S. Holder. Each U.S. Holder should consult their own tax advisor regarding the U.S. federal income tax consequences of the Amalgamation to them in light of their particular circumstances.

The Amalgamation as a Reorganization

The Amalgamation will be effected under the applicable provisions of Canadian law which are technically different from analogous provisions of U.S. corporate law. Subject to the PFIC rules and the Section 367 rules discussed below, the Amalgamating Companies intend to report the Amalgamation as a reorganization (a "Reorganization") under Section 368(a)(1)(D) of the Code (a "Type D Reorganization") with respect to Dayton and under Section 368(a)(1)(C) of the Code (a "Type C" Reorganization") with respect to Pacific Rim. Regardless of whether the Amalgamation qualifies as a Reorganization, the Amalgamation may be treated as a fully taxable exchange under the passive foreign investment corporation ("PFIC") rules of Sections 1291-1298 of the Code (*See* "PFIC Rules with Respect to the Amalgamation" below). In addition, regardless of whether the Amalgamation qualifies as a Reorganization, the rules of Section 367 of the Code may under certain circumstances apply additional requirements on certain U.S. Holders to preserve Reorganization treatment in the Amalgamation (See "Application of Section 367 to U.S. Holders in the Amalgamation" below).

Intended Reporting as a Reorganization as to U.S. Holders

Subject to the PFIC rules and Section 367 rules discussed below, the Amalgamating Companies intend to report the Amalgamation as a Type C Reorganization with respect to Pacific Rim and as a Type D Reorganization with respect to Dayton. Assuming that the Amalgamation qualifies as a Type C Reorganization with respect to Pacific Rim and a Type D Reorganization with respect to Dayton, subject to the PFIC rules and the Section 367 rules discussed below, the following U.S. federal income tax consequences should result to U.S. Holders of Amalgamating Company Shares:

(a) A U.S. Holder of Amalgamating Company Shares who receives solely Amalco Shares in the Amalgamation should not recognize any gain or loss as a result of the Amalgamation.

(b) The aggregate basis of Amalco Shares received by a U.S. Holder of Amalgamating Company Shares in the Amalgamation should be equal to the aggregate basis of the Amalgamating Company Shares exchanged therefor by such U.S. Holder in the Amalgamation.

(c) The holding period of Amalco Shares received by a U.S. Holder of Amalgamating Company Shares should include the holding period of the Amalgamating Company Shares exchanged therefor by such U.S. Holder in the Amalgamation.

Type C Reorganization

Among other requirements for the Amalgamation to qualify as a Type C Reorganization with respect to Pacific Rim, Amalco must acquire "substantially all" of the assets of Pacific Rim. In determining whether Amalco will acquire the requisite amount of assets, payments of cash from Pacific Rim assets to any holders of Pacific Rim Shares who dissent from the Amalgamation will not be considered as assets acquired by Amalco. For ruling purposes, the IRS defines "substantially all" as 70% of the gross assets and 90% of the net assets of the Amalgamating Company. Thus, if holders of a significant number of the outstanding Pacific Rim Shares dissent from the Amalgamation and receive payments of cash from Pacific Rim assets, the Amalgamation may fail to qualify as a Type C Reorganization with respect to Pacific Rim and may constitute a taxable transaction for U.S. Holders of Pacific Rim Shares (See "Consequences of Failure of the Amalgamation to Qualify as a Reorganization" below).

If cash is paid directly or indirectly by Amalco or Dayton to dissenting shareholders of Pacific Rim and the sum of: (a) such cash paid to shareholders of Pacific Rim upon the exercise of dissenters' rights, (b) cash paid to shareholders of Pacific Rim in lieu of fractional shares of Amalco, (c) the Amalgamation expenses of Pacific Rim, and (d) the liabilities of Pacific Rim, exceeds 20% of the fair market value of all of the property of Pacific Rim, then the Amalgamation will likely fail to qualify as a Type C Reorganization with respect to Pacific Rim and would likely constitute a taxable transaction for the U.S. Holders of Pacific Rim Shares (See "Consequences of Failure of the Amalgamation to Qualify as a Reorganization" below).

Type D Reorganization

Among other requirements for the Amalgamation to qualify as a Type D Reorganization with respect to Dayton, Amalco must acquire "substantially all" of the assets of Dayton. In determining whether Amalco will acquire the requisite amount of assets, payments of cash from Dayton assets to any holders of Dayton Shares who dissent from the Amalgamation will not be considered as assets acquired by Amalco. For ruling purposes, the IRS defines "substantially all" as 70% of the gross assets and 90% of the net assets of the Amalgamating Company. Thus, if holders of a significant number of the outstanding Dayton Shares dissent from the Amalgamation and receive payments of cash from Dayton assets, the Amalgamation may fail to qualify as a Type D Reorganization with respect to Dayton and may constitute a taxable transaction for U.S. Holders of Dayton Shares (See "Consequences of Failure of the Amalgamation to Qualify as a Reorganization" below). In addition, the Dayton Shareholders must own, actually or constructively, at least 50% of the total vote or value of the Amalco Shares immediately following the Amalgamation for the Amalgamation to qualify as a Type D Reorganization with respect to Dayton.

Information Reporting

U.S. Holders of Amalgamating Company Shares who exchange such Amalgamating Company Shares for Amalco Shares in the Amalgamation will be required to comply with certain reporting requirements and will be required to retain certain records in connection with the Amalgamation as required by Treasury Regulation 1.368-3. U.S. Holders of Amalgamating Company Shares are urged to consult their own tax advisors regarding their information reporting and record retention responsibilities arising from the Amalgamation.

Consequences of Failure of the Amalgamation to Qualify as Reorganization

Subject to the PFIC rules discussed below, if the Amalgamation fails to qualify as a Reorganization, the Amalgamation would constitute a taxable disposition of Amalgamating Company Shares by U.S. Holders and would result in the following U.S. federal income tax consequences:

(a) A U.S. Holder of Amalgamating Company Shares would recognize gain or loss equal to the difference between (i) the fair market value of Amalco Shares received by such U.S. Holder in the Amalgamation and (ii) the adjusted tax basis of such U.S. Holder in such Amalgamating Company Shares exchanged in the Amalgamation.

(b) The aggregate basis of Amalco Shares received by a U.S. Holder of Amalgamating Company Shares in the Amalgamation would be equal to the aggregate fair market value of Amalco Shares at the time of receipt.

(c) The holding period of Amalco Shares received by a U.S. Holder of Amalgamating Company Shares in the Amalgamation would begin on the day after receipt.

It is possible that the Amalgamation may qualify as a Type C Reorganization with respect to Pacific Rim but not qualify as a Type D Reorganization with respect to Dayton, or vice versa, in which case the Amalgamation would be a taxable transaction with respect to the U.S. Holders of the Amalgamating Company for which the Reorganization requirements were not satisfied.

Subject to the PFIC rules discussed below, such gain or loss recognized under paragraph (a) generally will be capital gain or loss if such Amalgamating Company Shares were held as capital assets at the time of the Amalgamation and will be long-term capital gain or loss if the U.S. Holder's holding period for such Amalgamating Company Shares is more than one year at the time of the Amalgamation. Deductions for capital losses are subject to significant limitations. For U.S. Holders which are not corporations, any unused portion of such capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

PFIC Rules with Respect to the Amalgamation

Definition of a PFIC

For U.S. tax purposes, a foreign corporation is classified as a passive foreign investment company ("PFIC") for each taxable year in which either (a) at least 75% of its gross income is "passive" income (the "income test") or (b) at least 50% of its assets by fair market value (or, if the corporation is not publicly traded and either is a "controlled foreign corporation" as defined in Section 957(a) of the Code or makes an election, by adjusted tax basis) produce passive income or are held for the production of passive income (the "assets test"). For purposes of the income test and the assets test, if a foreign corporation owns (directly or indirectly) at least 25% by value of the stock of another corporation, such foreign corporation shall be treated as if it (a) held a proportionate share of the assets of such other corporation, and (b) received directly its proportionate share of the income of such other corporation. Also, for purposes of such tests, passive income does not include any income which is interest, a dividend or a rent or royalty, which is received or accrued from a "related" person to the extent such amount is properly allocable to the income of such related person which is not passive income. For these purposes, a person is related with respect to a foreign corporation if such person "controls" the foreign corporation or is controlled by the foreign corporation or by the same persons that control the foreign corporation. For these purposes, "control" means ownership, directly or indirectly, of stock possessing more than 50% of the total voting power of all classes of stock entitled to vote or of the total value of stock of a corporation.

PFIC Status of Dayton, Pacific Rim and Amalco

Pacific Rim believes that it qualified as a PFIC for its most recent fiscal year ended on or prior to the date of the Amalgamation, may have qualified as a PFIC in earlier fiscal years and may qualify as a PFIC for its current fiscal year. Dayton believes that it does not qualify as a PFIC for its most recent fiscal year ended on or prior to the date of the Amalgamation, should not qualify as a PFIC for its current fiscal year, but may have qualified as a PFIC in earlier fiscal years. Based on a review of the planned activities of Amalco, the Amalgamating Companies expect that Amalco should not qualify as a PFIC for its first fiscal year after the Amalgamation. However, there can be no assurances that unanticipated events will not cause an Amalgamating Company to qualify or fail to qualify as a PFIC and/or Amalco to qualify as a PFIC or that any determination concerning an Amalgamating Company's and/or Amalco's current or expected PFIC status will not be challenged by the IRS.

Impact of PFIC Rules on Reorganization Treatment of the Amalgamation for Certain U.S. Holders

The impact of the PFIC rules on a U.S. Holder as a result of the Amalgamation will depend on whether the U.S. Holder has made a timely and effective election to treat an Amalgamating Company as a qualified electing fund under Section 1295 of the Code for the tax year that is the first year in the U.S. Holder's holding period of Amalgamating Company Shares during which an Amalgamating Company qualifies as a PFIC (a "QEF Election"). A U.S. Holder of a PFIC who made such a QEF Election may hereinafter be referred to as an "Electing Shareholder" and a U.S. Holder of a PFIC who did not make a QEF Election may hereinafter be referred to as a "Non-Electing Shareholder." The impact of the PFIC rules on a U.S. Holder as a result of the Amalgamation may also depend on whether the U.S. Holder has made a mark to market election under Section 1296 of the Code (*See* "Mark to Market Election" below).

If a U.S. Holder has not made a timely and effective QEF Election with respect to the first year in the U.S. Holder's holding period in which an Amalgamating Company is a PFIC, such U.S. Holder may qualify as an Electing Shareholder by filing on a timely filed U.S. income tax return (including extensions) a QEF Election and a "deemed sale election" to recognize under the rules of Section 1291 of the Code, any gain that he would otherwise recognize if the U.S. Holder sold his stock on the "qualification date". The qualification date is the first day of an Amalgamating Company's tax year in which an Amalgamating Company qualified as a "qualified electing fund" with respect to such U.S. Holder. The deemed sale election can only be made if such U.S. Holder held Amalgamating Company Shares on the qualification date. By timely making such QEF and deemed sale elections, the U.S. Holder will be deemed to have made a timely QEF Election.

Section 1291(f) of the Code provides that to the extent provided in regulations, non-recognition transfers of stock in a PFIC, such as a Reorganization, result in gain recognition for purposes of the excess distribution rules under Section 1291. The Proposed Treasury Regulations provide that U.S. Holders must report certain information to the IRS on Form 8621 with their federal income tax return for the taxable year in which the Amalgamation occurs. U.S. Holders are urged to consult with their own tax advisors concerning such reporting requirement.

Electing Shareholders

Under the Proposed Treasury Regulations, the PFIC rules should not cause an Electing Shareholder to recognize gain in a Reorganization. Thus, the PFIC rules should not result in gain recognition to a U.S. Holder who is an Electing Shareholder with respect to the Amalgamation, assuming that the Amalgamation otherwise qualifies as a Reorganization.

Non-Electing Shareholders

Under the Proposed Treasury Regulations, a Non-Electing Shareholder does not recognize gain in a Reorganization where the Non-Electing Shareholder transfers stock in a PFIC so long as such Non-Electing Shareholder receives in exchange stock of another corporation that qualifies as a PFIC for its taxable year that includes the day after the transfer. However, a Non-Electing Shareholder does recognize gain (but not loss) in a Reorganization where the Non-Electing Shareholder transfers stock in a PFIC and receives in exchange stock of another corporation that does not qualify as a PFIC for its taxable year that includes the day after the transfer.

As discussed above, it is expected that Amalco should not qualify as a PFIC for its first fiscal year after the Amalgamation. There can be, however, no assurances that unanticipated events will not occur which would cause Amalco to qualify as a PFIC or that any determination concerning Amalco's PFIC status will not be challenged by the IRS.

If Amalco does not qualify as a PFIC for its taxable year that includes the day after the Amalgamation, it appears that, under the foregoing rules contained in the Proposed Treasury Regulations, a Non-Electing Shareholder will recognize gain (but not loss) on the Amalgamation, regardless of whether the Amalgamation qualifies as a Reorganization. As a result, such a Non-Electing Shareholder would recognize a gain (but not loss) on the Amalgamation equal to the difference between (i) the fair market value of Amalco Shares received by such U.S. Holder pursuant to the Amalgamation and (ii) the adjusted tax basis of such U.S. Holder in the Amalgamating Company Shares effectively exchanged therefor. In addition, the gain realized upon the Amalgamation will: (i) be allocated *pro rata* over a Non-Electing U.S. Holder's holding period for the Amalgamating Company's Shares; (ii) be subject to tax at the highest rate applicable to ordinary income in such years; and (iii) result in an interest charge on such tax which is deemed to be deferred.

If Amalco does qualify as a PFIC for its taxable year that includes the day after the Amalgamation, it appears that, under the foregoing rules contained in the Proposed Treasury Regulations, a Non-Electing Shareholder should not recognize gain in the Amalgamation, assuming that the Amalgamation otherwise qualifies as a Reorganization. In order for Non-Electing Shareholders to not recognize gain, the Proposed Treasury Regulations require such Non-Electing Shareholders to file certain information regarding the Amalgamation. Non-Electing Shareholders should consult their U.S. tax advisors regarding these requirements.

Mark to Market Election

U.S. Holders who hold (actually or constructively) marketable stock of a foreign corporation that qualifies as a PFIC may annually elect to mark such stock to the market (a "mark-to-market election"). If such an election is made, such U.S. Holder will generally not be subject to the special taxation rules of Section 1291 discussed above. However, if the mark-to-market election is made by a Non-Electing U.S. Holder after the beginning of the holding period for the PFIC stock, then the Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to an Amalgamating Company's Shares. The Proposed Treasury Regulations described above do not address the impact of a mark-to-market election on a Reorganization involving a PFIC and the IRS has not issued any other guidance regarding the effect of a mark-to market election on a Reorganization involving a PFIC.

Status of Proposed Regulations

The Proposed Treasury Regulations state that they are to be effective for transactions occurring on or after April 11, 1992. If the Proposed Treasury Regulations are adopted in their current form, the tax consequences to a U.S. Holder of Amalgamating Company Shares should be as set forth in the preceding paragraphs. However, because the Proposed Treasury Regulations have not yet been adopted in final form, they are not currently effective and there is no assurance they will be finally adopted in the form and with the effective date proposed. Nevertheless, the IRS has announced that, in the absence of final Treasury Regulations, taxpayers may apply reasonable interpretations of Code provisions applicable to PFICs and that it considers the rules set forth in the proposed regulations to be reasonable interpretations of those Code provisions.

The PFIC rules are complex and subject to interpretation. The implementation of certain aspects of the PFIC rules requires the issuance of Treasury Regulations which in many instances have not been promulgated and which may be promulgated and which may have retroactive effect. There can be no assurance that any of these proposals will be enacted or promulgated, and if so, the form they will take or the effect that they may have on this discussion. Accordingly, and due to the complexity of the PFIC rules, U.S. Holders are strongly urged to consult their own tax advisors concerning the impact of these rules on their investment in Amalgamating Company Shares and the Amalgamation, including, without limitation, whether a QEF Election, "deemed sale" election and "mark-to-market" election may be used to reduce the significant adverse U.S. federal income tax consequences of the PFIC rules.

Application of Section 367 to U.S. Holders in the Amalgamation

In the case of reorganizations involving foreign corporations, under certain circumstances Section 367 of the Code imposes additional requirements on certain U.S. Holders in order for the Amalgamation to be treated as a Reorganization with respect to such U.S. Holders. Generally a U.S. Holder should not be required to file a gain recognition agreement (a "GRA") with the IRS as a result of the Amalgamation, regardless of whether such U.S. Holder owns 5% or more of the total voting power or value of Amalco immediately after the Arrangement. However, certain transfers of assets of an Amalgamating Company by Amalco following the Amalgamation may require a U.S. Holder that owns 5% or more of the total voting power or value of Amalco to file a GRA with the IRS. Each U.S. Holder should consult its own U.S. tax advisor regarding the GRA requirements.

A U.S. Holder who receives Amalco Shares pursuant to the Amalgamation may have to comply with certain reporting requirements under Section 367 and Treasury Regulations promulgated thereunder. Each U.S. Holder should consult its own U.S. tax advisor regarding the requirements of such reporting requirements.

Dissenting U.S. Holders

Subject to the PFIC rules discussed above, a U.S. Holder who exercises the right to dissent from the Amalgamation will recognize gain or loss on the exchange of such holder's Amalgamating Company's Shares for cash in an amount equal to the difference between (i) the amount of cash received (other than amounts, if any, which are or are deemed to be interest for U.S. federal income tax purposes, which amounts will be taxed as ordinary income) and (ii) such holder's adjusted tax base in its Amalgamating Company Shares. Subject to the PFIC rules discussed above, such gain or loss generally will be capital gain or loss if such shares were held as capital assets at the time of the Amalgamation and will be long-term capital gain or loss if the U.S. Holder's holding period for such shares is more than one year at such time. Deductions for capital losses are subject to significant limitations. For U.S. Holders which are not corporations, any unused portion of such capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Currency Gains

The fair market value of any Canadian currency received by Amalgamating Company Shareholders in the Amalgamation will generally be based on the rate of exchange on the date of the Amalgamation. A subsequent disposition of any Canadian currency received (including its conversion into U.S. currency) will generally give rise to gain or loss, treated as ordinary income or loss. U.S. Holders should consult their own tax advisors concerning the U.S. federal income tax consequences of acquiring, holding and disposing of Canadian dollars.

No Ruling or Legal Opinion

No legal opinion from U.S. counsel and no ruling from the IRS concerning the U.S. federal income tax consequences of the Amalgamation has been obtained and none will be requested. This summary is not binding on the IRS and the IRS is not precluded from taking a different position or positions. U.S. Holders should be aware that some of the U.S. federal income tax consequences of the Amalgamation are governed by provisions of the Code as to which there are no final Treasury Regulations and little or no judicial or administrative guidance.

Backup Withholding Tax and Information Reporting Requirements

Payments to certain U.S. Holders of dividends made on, or the proceeds of the sale or other disposition of, the Pacific Rim Shares, Dayton Shares or Amalco Shares, as the case may be, may be subject to information reporting and U.S. federal backup withholding tax at the rate of 30.5% if the U.S. Holder fails to supply an accurate taxpayer identification number or otherwise fails to comply with applicable U.S. information reporting or certification requirements. Any amount withheld from a payment to a U.S. Holder under the backup withholding rules is allowable as a credit against the U.S. Holder's U.S. federal income tax, provided that the required information is furnished to the IRS.

THE DISCUSSION OF THE U.S. FEDERAL INCOME TAX CONSEQUENCES SET FORTH ABOVE IS FOR GENERAL INFORMATION ONLY AND DOES NOT PURPORT TO BE A COMPLETE ANALYSIS OR LISTING OF ALL POTENTIAL TAX EFFECTS THAT MAY APPLY TO A U.S. HOLDER OF PACIFIC RIM SHARES, DAYTON SHARES OR AMALCO SHARES. U.S. HOLDERS OF PACIFIC RIM SHARES, DAYTON SHARES AND AMALCO SHARES ARE STRONGLY URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE AMALGAMATION, INCLUDING THE APPLICATION AND EFFECT OF U.S. FEDERAL, STATE, LOCAL, AND OTHER TAX LAWS.

Each U.S. Holder is strongly advised to consult his or her own tax advisors as to the United States federal income tax considerations of the Amalgamation, including the particular facts and circumstances that may be unique to such U.S. Holder, and as to any estate, gift, state, local or non-United States tax consequences.

Right of Dissent

The following description is not a comprehensive statement of the procedures to be followed by a dissenting shareholder who seeks payment of the fair value of his or her shares and is qualified in its entirety by reference to the full text of section 207 of the *Company Act* which is attached to this Circular as Appendix J. A shareholder who intends to exercise the right of dissent should carefully consider and comply with the provisions of that section. Failure to comply with the provisions of that section and to adhere to the procedures established therein may result in the loss of all rights thereunder.

As indicated in the Notices of Meeting, any holder of Pacific Rim Shares or Dayton Shares is entitled to be paid the fair value of all, but not less than all, of his Pacific Rim Shares or Dayton Shares in accordance with section 207 of the *Company Act* if the holder dissents to the Amalgamation and the Amalgamation becomes effective. A holder of Pacific Rim Shares or Dayton Shares is not entitled to dissent with respect to the Amalgamation if he votes any of such shares in favour of the Special Resolution approving and adopting the Amalgamation Agreement. Exercise of a proxy does not constitute a written objection for the purposes of the *Company Act*. A brief summary of the provisions of section 207 of the *Company Act* is set out below and the text of such section is set out in full in Appendix J to this Circular.

Under section 207 of the *Company Act* a dissenting shareholder has until seven days following the Meetings to send a written notice of dissent to the Special Resolution approving and adopting the Amalgamation Agreement. If the Special Resolution approving and adopting the Amalgamation Agreement is approved by the Pacific Rim Shareholders and the Dayton Shareholders, Pacific Rim and/or Dayton must notify the dissenting shareholder of its intention to act upon the Special Resolution. The dissenting shareholder is required, within fourteen days after the company gives such notice, to send to the company a written notice that he requires the company to purchase all the shares in respect of which he gave notice of dissent together with the share certificate or certificates representing such shares, whereupon the dissenting shareholder is bound to sell and Pacific Rim, Dayton or Amalco, as the case may be, is bound to purchase such shares.

A dissenting shareholder who has complied with the aforementioned provisions of section 207 of the *Company Act* or Pacific Rim, Dayton or Amalco, as the case may be, may apply to the Court for an order requiring such shares to be purchased, fixing the price and terms of purchase and sale or ordering that they be determined by arbitration, and the Court may make such order and such consequential orders or directions as the Court considers appropriate. There is no obligation on Pacific Rim, Dayton or Amalco to make application to the Court. The dissenting shareholder shall be entitled to receive the fair value of his shares as of the day before the applicable Meeting or such later date on which the Special Resolution approving the Amalgamation Agreement is passed.

Persons who are beneficial owners of shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent, should be aware that only the registered owner of such shares is entitled to dissent. A registered holder such as a broker who holds shares as nominee for beneficial owners, some of whom wish to dissent, must exercise dissent rights on behalf of such beneficial owners with respect to the shares held

for such beneficial owners. In such case, the notice of dissent should set forth the number of shares covered by it.

Under the Amalgamation Agreement, the obligation to implement the Amalgamation is conditional on Pacific Rim Shareholders and Dayton Shareholders delivering notices of dissent with respect to not more than 5% of the issued and outstanding Pacific Rim Shares and Dayton Shares, respectively, in the aggregate. If notices of dissent are delivered with respect to more than such number of Pacific Rim Shares or Dayton Shares then, unless such condition is waived, the Amalgamation will not be implemented.

Addresses for Notices

All notices to Pacific Rim pursuant to section 207 of the *Company Act* should be addressed to the registered office of Pacific Rim at 2300 – 1055 Dunsmuir Street, Vancouver, British Columbia, V7X 1J1. All notices to Dayton pursuant to section 207 of the *Company Act* should be addressed to the registered office of Dayton at Suite 2600, Three Bentall Centre, 595 Burrard St., Vancouver, British Columbia, V7X 1L3.

PART II: INFORMATION CONCERNING PACIFIC RIM

General

Pacific Rim was incorporated under the laws of the Province of British Columbia on January 7, 1986 under the name "Mirex Resources Ltd.", with authorized capital of 20,000,000 Common Shares without par value. On October 8, 1986, the name of the company was changed to "Pacific Rim Mining Corp.". Effective April 8, 1997, Pacific Rim's memorandum was amended to increase its authorized capital to 100,000,000 common shares without par value.

Pacific Rim is domiciled in British Columbia, Canada and is a valid company in good standing and operating under the *Company Act*. Pacific Rim's principal place of business is #860 – 625 Howe Street, Vancouver, B.C. V6C 2T6, telephone number: (604) 689-1976. Pacific Rim, through its subsidiaries, has administration offices in Argentina at Joaquin Castellonos 226, 4401 Salta, Argentina and in Nevada, U.S.A. at 3550 Barron Way, Suite 12-B, Reno, Nevada, U.S.A. 89511.

The following chart shows Pacific Rim's inter-corporate relationships with its active subsidiaries, including jurisdictions of incorporation, the percentage of voting securities or ownership held by Pacific Rim and the mineral resource properties owned or being acquired by each of them:


PACIFIC RIM MINING CORP.
(British Columbia)
100%
100%
Pac Rim Cayman
(Cayman Islands)
Pacific Rim Exploration Inc.
(Nevada)
100%
Pac Rim Caribe III
(Cayman Islands)
100%
International Pacific Rim S.A.
(Argentina)
100%
Prometedora and San Francisco Claims

Pacific Rim's common shares are listed and posted for trading on the TSE. Pacific Rim is a reporting issuer in the Provinces of British Columbia, Alberta and Ontario and a "foreign private issuer" in the United States which files annual reports on Form 20-F.

Pacific Rim is a British Columbia based natural resource company engaged directly, and indirectly through its subsidiaries, in the acquisition, exploration and development of mineral resource properties.

Until 1992, Pacific Rim concentrated its exploration efforts on mineral properties in the Province of British Columbia, Canada. In 1992, Pacific Rim began acquiring interests in mineral properties in Argentina. Pacific Rim acquired various properties in Argentina, including the Diablillos property located on the provincial boundary of Salta and Catamarca, which was optioned to Barrick Gold Corporation ("Barrick") in 1996. From 1996 to the spring of 2000, Pacific Rim's primary focus was its Diablillos property and an exploratory search for a gold property to drill. During 1997 and 1998, Pacific Rim evaluated a large number of alteration systems in northern Argentina through its reconnaissance generative program making use of a proprietary database that includes satellite imagery, a regional geologic compilation, regional geochemistry and in-house structural interpretations. During this evaluation Pacific Rim identified and acquired by staking two projects known as the Prometedora and San Francisco Projects.

In 1998 Pacific Rim concentrated its exploration focus in Peru, acquiring for exploration purposes the Cofradia property and then the Luicho project. The Cofradia project was drilled and dropped in 1999. In the spring of 2000 Pacific Rim shifted its focus to the Luicho Property in Peru that was drilled and dropped in the second half of 2000.

In June 2001, pursuant to the terms of a Share Transfer and Settlement and Termination Agreement dated for reference May 1, 2001, among Barrick Cayman (G) Ltd., Pacific Rim, Pac Rim Cayman, Pac Rim Caribe III, Salta Gold Ltd. and Pacific Rim Mining Corporation Argentina, S.A., Pacific Rim reacquired from Barrick the 70% interest in its subsidiary Salta Gold Ltd. originally sold to Barrick in 1996. Salta Gold Ltd. holds the shares of Pacific Rim Mining Corporation, Argentina, S.A., an Argentinean company that wholly owns the Diablillos property.

In the fall of 2001 Pacific Rim negotiated and announced the sale of Salta Gold Ltd., and thereby the Diablillos project, to Silver Standard Resources Inc. of Vancouver, British Columbia for a total of US$3.4 million, consisting of staged payments of US$1.5 million in cash by December 31, 2001 and US$1.9 million in cash or common shares, at Silver Standard's election, on or before December 31, 2003. The first three cash tranches totalling US$1.5 million have been paid and 383,025 common shares of Silver Standard Resources Inc., representing the June 30 and December 31, 2002 payments of US$1,000,000 have been issued to Pacific Rim. These shares are subject to a restriction on trading which expires May 19, 2002.

Pacific Rim has been seeking a new, drill ready, exploration project in the Americas which is prospective for gold.

Property, Plant and Equipment

At present, none of Pacific Rim's properties have a known body of ore and Pacific Rim receives no revenue from its mining operations. Pacific Rim is presently in the exploration stage. There is no assurance that commercially viable mineralization exists in any of its mining projects until successful exploration work is concluded.

Mineral Properties of Pacific Rim

The following is a description of Pacific Rim's current properties and the nature of Pacific Rim's interests in those properties.

Prometedora Project, Salta, Argentina

There are no known ore reserves on the Prometedora Project and all work programs on the property are exploratory searches for ore grade mineralization.

Pacific Rim has staked and filed a 3,500 hectare claim in the Province of Salta covering an alteration system measuring 3.5 by 1.5 kilometers and striking to the northwest. Pacific Rim owns 100% of this property.

Work to date has included detailed geological mapping and sampling which has identified a large semicircular gold anomaly related to a porphyry system. Gold mineralization is generally without copper and coincides with the hydrous phyllic alteration halo. Pacific Rim is looking for a partner to drill this prospect.

San Francisco Property, Jujuy, Argentina

There are no known ore reserves on the San Francisco property and all work programs on the property are exploratory searches for ore grade mineralization.

Pacific Rim has staked and registered a 3,600 hectare claim block in the Province of Jujuy covering a 500 meter wide by 3,500 meter long alteration system that Pacific Rim believes is related to a low-sulphidation type epithermal system. The 100% owned property is located five kilometers from a major highway.

Surface rock sampling, ground geophysics, geologic mapping and 13 reverse circulation drill holes have been completed to date. The quartz-pyrite cap was intercepted in a number of holes and is approximately 30 to 40 meters thick and contains 0.3-0.4 g/t gold mineralization. Deeper RC drill holes intersected narrow but rich vein intervals including: Hole SF-6 which intercepted two meters averaging 266 g/t Ag and Hole SF-12 which intercepted a 21 meter interval averaging 45 g/t Ag and 3.3% Zn.

Pacific Rim believes that additional drilling is warranted as these type of targets are generally small tonnage making them tough to discover but potentially very high grade which makes them worth the continued expenditure. Initial drilling is encouraging. Pacific Rim does not have a further drilling program planned at this time.

Croy Claims, Omineca, British Columbia, Canada

The Croy Property is without a known body of commercial ore. There is no underground plant or equipment on the Croy Property.

Pursuant to the terms of an option agreement dated March 16, 1988 between Pacific Rim and Peter Tegart, Pacific Rim acquired a 100% interest, subject to a 20% net profits interest to Mr. Tegart, in and to certain mineral claims located in the Omineca Mining Division, British Columbia. The property consists of 12 mineral claims known as the Croy Claims. Mr. Tegart is at arms-length to Pacific Rim. The net profits interest may be purchased upon Pacific Rim making a $3,000,000 payment to Mr. Tegart prior to commercial production. The Croy Property is in good standing until February 23, 2010. Pacific Rim has not carried out any work on the property over the past five years and does not presently intend to continue development of the property.

Selected Financial Information and Management's Discussion and Analysis for Pacific Rim

The following table summarizes Pacific Rim's consolidated financial position and operating results for the past three fiscal years and for the eight months ended December 31, 2001. The data has been derived from Pacific Rim's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). The financial statements of Pacific Rim have historically been accounted for in

Canadian dollars. However, to enable the reader to more easily make a comparison with Dayton's financials the auditors of Pacific Rim have converted all numbers prior to May 1, 2001 to US dollars using an exchange rate of Cdn.$1.542 for each US dollar as a translation of convenience. The following selected financial data is qualified in its entirety by, and should be read in conjunction with, the consolidated financial statements and notes thereto included elsewhere this Circular.

	Fiscal Years Ended April 30 and Eight months ended December 31, 2001 ***(in thousands of US$)***			
	8 months ended December 31/01	**2001**	**2000**	**1999**
Revenue	Nil	Nil	Nil	Nil
General, Administrative & Exploration Expenses	$466	$6,249	$3,385	$3,262
Net Loss from Continuing Operations Canadian GAAP	($466)	($6,249)	($3,385)	($3,262)
Net Loss per Share Canadian GAAP	($0.02)	(0.27)	(0.16)	(0.16)
Working Capital	$1,665	$870	$621	$4,855
Total Assets Canadian GAAP	$3,835	$4,288	$6,413	$9,584
Total Liabilities	$51	$38	$275	$102
Shareholders' Equity	$3,784	$4,250	$6,138	$9,482
Long-term Obligations	Nil	Nil	Nil	Nil

The following discussion and analysis explains trends in Pacific Rim's financial condition and results of operation for the eight months ended December 31, 2001 and the three fiscal years ended April 30, 2001, 2000 and 1999. **All numbers are in thousands of US dollars, except for per share amounts, which are in US dollars.**

December 31, 2001 Compared to January 31, 2001

Pacific Rim's cash balance over the period increased from $1,200 to $1,703, a difference of $503 due to the sale of Diablillos.

Loss from operations over the period decreased from $5,992 to $466. If the write-off of mineral property costs ($5,649 at January and $122 at December) is excluded the loss from operations increased from $343 at January to $344 at December.

Wages and employee benefits decreased from $217 at January to $127 at December due to a reduction in staff in the fall of 2000. A write off of capital assets of $54 at December, decrease in shareholder information from $49 at January to $12 at December and decrease in rent from $40 at January to $15 at December resulted from the down-sizing of Pacific Rim's operations. The decrease in transfer agent fees from $13 to $5 and in listing and filing fees from $10 to $2 over the period were due to a decrease in financing activities.

Mineral property expenditures were made during the eight months ending December 31, 2001 to review the Diablillos property, search for new properties and continue work on the San Francisco claims. Total expenditures on properties decreased from $3,475 in the period ended January 31, 2001 to a recovery of mineral property costs of $1,084.

By agreement dated November 1, 2001, the Diablillos property was sold for a total of $3,400. Of the total price $1,500 was received in December 2001 and an additional $1,000 was received in January 2002. Pacific Rim incurred expenditures of $122 in search for new properties and incurred expenditures of $95 on the San Francisco claims during the eight month period. In the period ended January 31, 2001, Pacific Rim incurred expenditures on the Luicho project of $2,818, incurred expenditures on the San Francisco claims of $136, incurred expenditures on the Prometedora claims of $76, incurred expenditures on the Sol Brillante claims of $59 and incurred expenditures in search of new properties of $386.

April 2001 Compared to April 2000

Pacific Rim's cash balance decreased from $874 to $870 from 30 April 2000 to 30 April 2001, a difference of $4. Pacific Rim's cash balance fluctuated during the year with $4,361 cash provided by financing activities and $3,692 cash used in investing activities.

Loss from operations increased from $3,385 in 2000 to $6,449 in 2001. If the write-off of mineral property costs ($2,845 for 2000 and $5,804 for 2001) is excluded, the loss from operations for 2001 has decreased from $540 in 2000 to $645 in 2001. Mineral property costs for Luicho in Peru and Sol Brillante in Argentina, were written off in 2001 and are included in the 2001 write-off of mineral property costs of $5,804. The Luicho and Sol Brillante properties were written off due to drilling results not warranting further expenditures.

Income from interest decreased from $118 in 2000 to $110 in 2001 due to the decreased cash balances held in high quality short term instruments for the year and a decrease in interest rates during the 2001 year. Wages and benefits increased from $246 in 2000 to $269 due to one time severance payments. Legal fees increased from $49 in 2000 to $74 in 2001 due to increased costs for legal counsel relating to a financing, prospectus filing and settlement of a lawsuit. The settlement of legal proceedings resolved a possible contingent liability.

Mineral property expenditures were made during 2001 to evaluate existing properties. Total expenditures on properties decreased slightly from $3,783 in 2000 to $3,637 in 2001.

Expenditures on the Luicho project, Peru were $2,896 in 2001 and $1,469 in 2000 as the Luicho claims were actively explored and drilled in the current year. Expenditures on the San Francisco, Argentina claim decreased from $512 in 2000 to $171 in 2001 as Pacific Rim focused on Luicho. Expenditures on the Prometedora claims increased from $56 in 2000 to $77 in 2001 due to Pacific Rim exploring the project.

Net cash received from the issuance of common shares increased from $29 in 2000 to $4,361, due to financing activity in 2001. The net cash received was from the issuance of 1,707,530 special warrants and special notes and exercise of 40,500 options in 2001. The cost of financing was $451.

April 2000 Compared to April 1999

Pacific Rim's cash balance decreased from $4,924 to $874 from 30 April 1999 to 30 April 2000, a difference of $4,050, due to increased exploration expenditures.

Loss from operations increased from $3,262 in 1999 to $3,385 in 2000. If the write-off of mineral property costs ($2,773 in 1999 and $2,845 for 2000) is excluded, the loss from operations for 2000 increased from $489 in 1999 to $540 in 2000. The Cofradia and La Espina in Peru and Fantasma in Argentina, mineral property costs of $2,403 were written off in 2000 and are included in the 2000 write-off of mineral property costs of $2,845. The Cofradia and Fantasma properties were written off due to drilling results not warranting further expenditures. The La Espina project was written off as Pacific Rim focused on Luicho.

Income from interest decreased from $259 in 1999 to $118 in 2000 due to the decreased cash balances held in high quality short term instruments for the year. Wages and benefits decreased from $280 in 1999 to $246 due to decreased staffing in administration. Legal fees decreased from $81 in 1999 to $49 in 2000 due to decreased costs for legal counsel relating to a legal action. Incorporation costs were written off in the current year in order to conform with United States Generally Accepted Accounting Principles; the write off of incorporation cost was $42.

Mineral property expenditures were made during 2000 to evaluate existing properties and to acquire and evaluate new properties. Total expenditures on properties increased from $2,326 in 1999 to $3,783 in 2000. Expenditures on the Luicho project, Peru were $1,469 in 2000 and nil in 1999 as the Luicho claims were acquired and actively explored in the current year. Expenditures on the Cofradia/La Espina claims, Peru, increased from $997 in 1999 to $1,096 in 2000. Expenditures on the San Francisco, Argentina claim increased from $73 in 1999 to $512 in 2000 due to costs associated with drilling. Expenditures on the Sol Brillante/La Colorada, Argentina claims decreased from $512 in 1999 to $22 in 2000 due to Pacific Rim abandoning the La Colorado project. Investigative exploration costs decreased from $562 in 1999 to $442 in 2000.

Net cash received from the issuance of common shares decreased from $1,358 in 1999 to $29 in 2000, a difference of $1,329. The net cash received was from the exercise of 1,378,000 warrants in 1999 and from the exercise of 40,200 options in 2000.

April 1999 Compared to April 1998

The cash balance decreased from $6,377 to $4,924 from 30 April 1998 to 30 April 1999, a difference of $1,453. The cash balance decreased due to increased exploration activity expenses.

Loss from operations increased from $1,997 in 1998 to $3,262 in 1999. However, if the write-off of mineral property costs ($2,773 in 1999 and $1,272 for 1998) is excluded, the loss from operations for 1999 has decreased from $725 in 1998 to $489. The Cerro Blanco, La Colorada and Fantasma, Argentina, mineral property costs of $2,210 were written off in 1999 and are included in the 1999 write-off of mineral property costs of $2,773. The Cerro Blanco and Fantasma properties were written off as drilling results did not warrant further expenditures on these properties. The La Colorada claims were written off, as results did not warrant the high costs associated with the purchase option agreement.

Income from interest increased from $219 in 1998 to $259 in 1999 due to the increase in interest rates in 1999 and increased cash balances in high quality short-term instruments. Wages and benefits decreased from $340 in 1998 to $280 due to decreased staffing in administration. Consulting expense decreased from $129 in 1998 to $17 in 1999. The decrease relates mainly to a one time consulting fee of $78 paid to the former president and director of Pacific Rim in 1998.

Mineral property expenditures were made during 1999 to evaluate existing properties and to acquire and evaluate new properties. Total expenditures on properties increased from $2,307 in 1998 to $2,326 in 1999. Expenditures on the Cofradia/La Espina, Peru, claims, were $997 in 1999 and $112 in 1998. Expenditures for the Sol Brillante/La Colorada, Argentina claims increased from $323 in 1998 to $512 in 1999 due to Pacific Rim carrying out a drilling program on the claims. Investigative exploration costs decreased from $690 in 1998 to $562 in 1999 due to Pacific Rim spending more resources to evaluate its existing claims.

Net cash received from the issuance of common shares decreased from $2,434 in 1998 to $1,358 in 1999, a difference of $1,076. The net cash received was from the exercise of 3,057,850 warrants in 1998 and 1,378,000 in 1999.

Impact of Foreign Exchange Rate Exposure

Pacific Rim's financial results are quantified in United States dollars and a majority of Pacific Rim's obligations and expenditures with respect to its operations are incurred in US dollars. In the past, Pacific Rim has raised equity funding through the sale of securities denominated in Canadian dollars, and Pacific Rim may in the future raise additional equity funding or financing denominated in Canadian dollars. Pacific Rim currently has no revenues from operations and Pacific Rim does not believe it currently has any materially significant market risks relating to its operations resulting from foreign exchange rates. However, if Pacific Rim begins production on any of its properties or enters into financing or other business arrangements denominated in currency other than the Canadian dollar, variations in the exchange rate may give rise to foreign exchange gains or losses that may be significant.

Pacific Rim does not have any sales or exports.

Pacific Rim has not paid any dividends on its common shares since its incorporation. Pacific Rim has no present intention of paying dividends on its common shares as it anticipates that all available funds will be invested to finance the growth of its business.

Risk Factors

An investment in Pacific Rim Shares involves a high degree of risk and must be considered highly speculative due to the nature of Pacific Rim's business and the present stage of exploration and development of its mineral resource properties. In particular, the following risk factors apply:

No Production Revenues; History of Losses

To date, Pacific Rim has not recorded any revenues from its mining operations nor has Pacific Rim commenced commercial production on any of its properties. Pacific Rim has accumulated net losses of approximately $18 million to April 30, 2001. There can be no assurance that significant additional losses will not occur in the near future or that Pacific Rim will be profitable in the future. Pacific Rim's operating expenses and capital expenditures have increased over the past three years and may increase further in subsequent years as needed consultants, personnel and equipment associated with advancing exploration, development and commercial production of its properties are added. The amounts and timing of expenditures will depend on the progress of ongoing exploration and development, the results of consultants' analysis and recommendations, the rate at which operating losses are incurred, the execution of any joint venture agreements with strategic partners, Pacific Rim's acquisition of additional properties and other factors, many of which are beyond Pacific Rim's control.

Pacific Rim does not expect to receive revenues from operations in the foreseeable future, if at all. Pacific Rim expects to continue to incur losses unless and until such time as its properties enter into commercial production and generate sufficient revenues to fund its continuing operations. The development of Pacific Rim's properties will require the commitment of substantial resources to conduct the time-consuming exploration and development of properties. There can be no assurance that Pacific Rim will generate any revenues or achieve profitability.

Due to the sale of its Diablillos property Pacific Rim anticipates that its current cash reserves are sufficient to fund Pacific Rim's cash requirements, including the acquisition of a viable project, through at least April 30, 2003. Beyond April 30, 2003, Pacific Rim intends to rely on accumulated cash reserves, if any; cash generated from operations, if any; collaborative agreements, if any; and public and private financing, all of which may be highly dependent on the results of Pacific Rim's exploration programs. There can be no assurance that Pacific Rim's exploration programs will result in locating commercially exploitable mineral ores or that Pacific Rim's properties will be successfully developed. Further, there can be no assurance that the underlying assumed levels of expenses will prove to be accurate.

Exploration and Mining Risks

Resource exploration, development, and operations is a highly speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production. Few properties that are explored are ultimately developed into producing mines. **At present, none of Pacific Rim's properties have a known body of ore and any proposed exploration programs will be exploratory searches for ore.**

Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explosions, cave-ins, land slides and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration programs. Pacific Rim has relied and may continue to rely upon consultants and others for exploration, development, construction and operating expertise. Substantial expenditures are required to establish ore reserves through drilling, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. No assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis.

The development of gold and other mineral properties is affected by many factors, including the cost of operations, variations in the grade of ore mined, fluctuations in metal markets, costs of processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. Depending on the price of gold or other minerals produced, Pacific Rim may determine that it is impractical to commence or, if commenced, continue, commercial production.

Two of Pacific Rim's current properties are located in Argentina which imposes certain requirements and obligations on the owners of exploratory properties including certain application requirements, certain limitations on obtaining cateos in each province, periodic reporting requirements, limited terms and certain fees and royalty payments. Pacific Rim may acquire interests in properties in other Latin or Central American countries which may place substantial restrictions on Pacific Rim's exploratory and development activities. Pacific Rim believes it has and will continue to carefully evaluate the political and economic environment in considering properties for acquisition. There can be no assurance that additional significant restrictions will not be placed on Pacific Rim's properties or its operations. Such restrictions may have a materially adverse effect on Pacific Rim's business and results of operation.

Dependence on Management

The success of the operations and activities of Pacific Rim is dependent to a significant extent on the efforts and abilities of its management. Investors must be willing to rely to a significant extent on their discretion and judgment. Pacific Rim does not maintain key employee insurance on any of its employees.

Reliance on Additional Financing

Pacific Rim has limited financial resources, has no source of operating cash flow and has no assurance that additional funding will be available to it for further exploration and development of its projects or to fulfill its obligations under any applicable agreements. There can be no assurance that Pacific Rim will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of its projects. Pacific Rim will require additional capital to fund all or a portion of the money it requires on one or more of its properties.

Volatility of Gold and Other Metal Prices

The economics of developing gold or other metal properties are affected by many factors including the cost of operations, variations in the grade of ore mined and the price of gold or other metals. Depending on the price of gold or other metals, Pacific Rim may determine that it is impractical to commence or, if commenced, continue, commercial production. The price of gold has fluctuated significantly in recent years.

Gold prices may fluctuate widely and are affected by numerous industry factors, such as demand for precious metals, forward selling by producers, central bank sales and purchases of gold and production and cost levels in major gold-producing regions. Moreover, gold prices are also affected by macro-economic factors such as expectations for inflation, interest rates, currency exchange rates and global or regional political and economic situations. The current demand for and supply of gold effects gold prices, but not necessarily in the same manner as current demand and supply affect the prices of other commodities. The potential supply of gold consists of new mine production plus existing stocks of bullion and fabricated gold held by governments, financial institutions, industrial organizations and individuals. Since mine production in any single year constitutes a very small portion of the total potential supply of gold, normal variations in current production do not necessarily have a significant effect on the supply of gold or on its price. If gold prices should decline and remain at low market levels for a sustained period, Pacific Rim could determine that it is not economically feasible to continue exploration activities.

Regulatory Requirements

Pacific Rim's exploration operations are affected in varying degrees by government regulations relating to mining operations, the acquisition of land, pollution control and environmental protection, safety, production and expropriation of property. Changes in these regulations or in their application are beyond the control of Pacific Rim and could adversely affect its operations, business and results of operations. Failure to comply with the conditions set out in any permit or failure to comply with the applicable statutes and regulations may result in orders to cease or curtail operations or to install additional equipment. Pacific Rim may be required to compensate those suffering loss or damage by reason of its exploration activities.

All of Pacific Rim's properties except the Croy claims in British Columbia, Canada are located outside of Canada and are subject to the jurisdiction of the federal, provincial and local laws of the countries in which they are situated. Mineral exploration and mining in Argentina may be affected in varying degrees by political stability and government regulations relating to the mining industry and foreign investment and any changes in regulations or shifts in political conditions in these countries are beyond the control of Pacific Rim and may adversely affect its business. Any changes or shifts in political conditions in these countries are beyond the control of Pacific Rim and could adversely affect its business. Pacific Rim believes the present attitude to foreign investment and to the mining industry to be favorable but, investors should assess the political and regulatory risks of investing in a foreign country. In addition, the economy of Argentina has been highly inflationary in the past.

Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, foreign exchange controls, income taxes, expropriation of property, environmental legislation and mine safety. These uncertainties may make it more difficult for Pacific Rim and its joint venture partners to obtain required production financing for any mineral properties that go to production.

Competition

Pacific Rim's business is intensely competitive, and Pacific Rim competes with other mining companies, many of which have greater resources and experience. Competition in the precious metals mining industry is primarily for mineral rich properties which can be developed and produce economically; the technical expertise to find, develop, and operate such properties; the labor to operate the properties; and the capital for the purpose of funding such properties. Many competitors not only explore for and mine precious metals, but conduct refining and marketing operations on a world-wide basis. Such competition may result in Pacific Rim being unable to acquire desired properties, to recruit or retain qualified employees or to acquire the capital necessary to fund its operations and develop its properties. Pacific Rim's inability to compete with other mining companies for these resources will have a material adverse effect on Pacific Rim's results of operation and business.

Title Matters

Acquisition of title to mineral concessions in Argentina, as well as other South or Central American countries in which Pacific Rim may acquire properties, is a very detailed and time-consuming process. Pacific Rim believes it has investigated title to all of its mineral claims and has obtained title opinions with respect to its most significant properties, and to the best of its knowledge, title to all properties is in good standing. This should not be construed as a guarantee of title and there is no guarantee that title to such properties will not be challenged or impugned. The properties may have been acquired in error from parties who did not possess transferable title, may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects or aboriginal, indigenous peoples or native land claims.

Conflicts of Interest

Certain of the directors and officers of Pacific Rim are also directors and/or officers of other natural resource companies and companies providing services to Pacific Rim. Accordingly, these persons have interests that may be in conflict with the interests of Pacific Rim.

Pacific Rim's directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which Pacific Rim may participate, the directors of

Pacific Rim may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of Pacific Rim's directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of Pacific Rim making the assignment. In accordance with the laws of British Columbia, the directors of Pacific Rim are required to act honestly, in good faith and in the best interests of Pacific Rim. In determining whether or not Pacific Rim will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which Pacific Rim may be exposed and its financial position at that time.

Repatriation of Earnings

Currently there are no restrictions on the repatriation from Argentina of earnings to foreign entities. However, there can be no assurance that additional restrictions on repatriation of earnings from Argentina will not be imposed in the future.

Currency Exposure

Pacific Rim's operations, even when conducted in South American countries, require U.S. dollars. Pacific Rim does not currently engage in hedging and its operations are subject to foreign currency fluctuations, and such fluctuations may materially effect Pacific Rim's financial position and results of operations.

Foreign Incorporation and Enforcement of Civil Liabilities

Pacific Rim is incorporated under the laws of the Province of British Columbia, Canada. A majority of Pacific Rim's directors and officers are residents of Canada, and substantially all of Pacific Rim's assets and Pacific Rim's subsidiaries are located outside of the United States. Consequently, it may be difficult for United States investors to effect service of process within the United States upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the U.S. Exchange Act. A judgment of a U.S. court predicated solely upon such civil liabilities would probably be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or Pacific Rim predicated solely upon such civil liabilities.

Uninsured Risks

In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions including rock bursts, cave-ins, fire, flooding and earthquakes may occur. It is not always possible to fully insure against such risks and Pacific Rim may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of Pacific Rim.

Environmental and other Regulatory Requirements

In connection with its operations and properties, Pacific Rim is subject to extensive and changing environmental legislation, regulation and actions. Pacific Rim cannot predict what environmental legislation, regulation or policy will be enacted or adopted in the future or how future laws and regulations will be administered or interpreted. The recent trend in environmental legislation and regulation generally is toward stricter standards, and this trend is likely to continue in the future. This recent trend includes, without limitation, laws and regulations relating to air and water quality, mine reclamation, waste handling and disposal, the protection of certain species and the preservation of certain lands. These regulations may require the acquisition of permits or other authorizations for certain activities. These laws and regulations may also limit or prohibit activities on certain lands lying within wetland areas, area providing for habitat for certain species or other protected areas. Compliance with more stringent laws and regulations, as well as potentially more vigorous enforcement policies or stricter interpretation of existing laws, may necessitate significant capital outlays, may materially effect Pacific Rim's results of operations and business, or may cause material changes or delays in Pacific Rim's intended activities.

The operations and activities of Pacific Rim require compliance with such laws, regulations and ordinances. Before production can commence on any properties Pacific Rim must obtain regulatory and environmental approval and there can be no assurance that such approval can be obtained or will be obtained on a timely basis. Failure to obtain or delay in obtaining such approval will have a material adverse effect on Pacific Rim's results of operation and business.

Pacific Rim has not authorized any other person to provide information on Pacific Rim and only Pacific Rim should be relied upon for information. This Circular is accurate only to February 26, 2002. Pacific Rim's business, financial condition and results of operations may change after that date.

Voting Securities and Principal Holders Thereof

Pacific Rim is authorized to issue 100,000,000 common shares without par value, of which 23,498,600 common shares were issued and outstanding as fully paid and non-assessable as at February 26, 2002. The holders of Pacific Rim Shares are entitled to one vote for each share held. Pacific Rim has no other classes of voting securities.

To the knowledge of the directors and senior officers of Pacific Rim, there are no persons or companies who beneficially own, directly or indirectly or exercise control or direction over shares carrying more than 10% of the voting rights attached to all outstanding Pacific Rim Shares.

Pacific Rim's transfer agent, Computershare, has advised that as of January 28, 2002, CDS & Co., as nominee on behalf of The Canadian Depository for Securities Limited ("CDS"), Toronto, Ontario, was the registered holder of 18,524,728 Pacific Rim Shares representing 78.83% of the issued and outstanding Pacific Rim Shares, and Cede & Co. as nominee on behalf of The Depository Trust Company ("DTC"), New York, was the registered holder of 2,875,279 Pacific Rim Shares representing 12.23% of the outstanding Pacific Rim Shares. However, because the Pacific Rim Shares registered in the name of CDS or DTC are held by various brokers and other parties on behalf of clients and others, the exact beneficial ownership is unknown to management.

To the best of management's knowledge Pacific Rim is not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person. Other than as disclosed elsewhere in this Circular there are no arrangements known the operation of which may at a subsequent date result in a change of control of Pacific Rim.

On August 18, 1999, Pacific Rim adopted the Pacific Rim Shareholder Rights Plan, which expires August 18, 2002. Subject to the approval of the Pacific Rim Shareholders at the Pacific Rim Meeting, the directors of Pacific Rim have resolved that the plan will terminate upon the Amalgamation becoming effective. See "Pacific Rim Shareholder Rights Plan".

Directors, Officers, Promoters and Principal Shareholders of Pacific Rim

Each of Pacific Rim's directors is elected by the Pacific Rim Shareholders at an annual general meeting to serve until the next annual meeting of shareholders, or until a successor is elected or appointed. Pacific Rim's executive officers are appointed annually by the Board of Directors to serve at the discretion of the Board of Directors.

The following discloses the name, age, municipality of residence and function with Pacific Rim of its directors, officers, and promoters, together with business experience, and principal business activities for the past five (5) years (including in the case of directors other principal directorships).

Thomas Shrake (48), Reno, Nevada - Chief Executive Officer and Director of Pacific Rim since 1997. Master of Science (Economic Geology) and Bachelor of Arts (Geology). From 1993 to 1996, Vice President, Exploration for Gibraltar Mines Limited and from 1990 to 1993, Exploration Manager with Placer Dome Inc., both publicly traded mining companies. Mr. Shrake holds 77,100 Pacific Rim Shares.

Catherine McLeod-Seltzer (41), West Vancouver – President and Director of Pacific Rim since 1997 and Chief Financial Officer and member of the Audit Committee. Business Degree. From 1993 to 1996, President, Chief Executive Officer and Director of Arequipa Resources Ltd., a publicly traded mining company. From 1985 to 1993, employed by Yorkton Securities Inc., a Canadian investment dealer, initially as an institutional trader followed by three years as a broker. Currently also a director of Corriente Resources Inc. since November 1996, director of Francisco Gold Corp. since July 1993, director of Madison Enterprises Inc. since April 1997, director of Eveolution Ventures Inc. since April 2000, director of Miramar Mining Corp. since

2001, and director of Silver Standard Resources Inc. since January 2002. Ms. McLeod-Seltzer currently holds 617,500 Pacific Rim Shares.

Anthony J. Petrina, P.Eng. (67), Vancouver - Chairman and Director of Pacific Rim since 1997. Bachelor of Science (Mining Engineering). From 1960 to 1992, employed by Placer Dome Inc., a publicly traded mining company, most recently as President, Chief Executive Officer and Vice-Chairman until his retirement in 1992. Currently also a director of Miramar Mining Corp. since January 1995 and TimberWest Forest Corp. since June 1997. Mr. Petrina currently holds no Pacific Rim Shares.

William H. Myckatyn, P.Eng. (52), Vancouver - Director of Pacific Rim and member of the Audit Committee and the Compensation Committee - Bachelor of Applied Science (Mineral Engineering). From 1993 to 1996, President and Chief Executive Officer of Gibraltar Mines Limited, a publicly traded mining company. From 1997 to 1998, President and Chief Executive Officer of Princeton Mining Corporation. Since June of 1998, a director, Chairman and Chief Executive Officer of Dayton Mining Corporation. Mr. Myckatyn currently holds 33,900 Pacific Rim Shares.

David De Witt (49), Vancouver – Director of Pacific Rim and member of the Audit Committee and the Compensation Committee. Bachelor of Law. Partner of Sedun DeWitt Capital Corp., a venture capital firm located in Vancouver, B.C. since February of 1997. Partner in DeWitt, Sedun, a Vancouver law firm, from October 1992 to January 1997. Currently also a director of Geologix Explorations Inc. Mr. De Witt currently holds no Pacific Rim Shares.

Kathryn A. Church (47), Surrey - Corporate Secretary of Pacific Rim since 1997. From 1994 to 1996, Corporate Administrator for Eldorado Gold Corporation and HRC Development Corporation, publicly traded mining companies. From 1987 to 1994 securities legal assistant with prominent Vancouver law firm. Ms. Church currently holds 300 Pacific Rim Shares.

There are no family relationships among any of the above, nor is there any arrangement or understanding with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management.

As a group, the directors and officers of Pacific Rim directly or indirectly own or exercise control or direction over a total of 728,800 Pacific Rim Shares representing approximately 3% of the issued and outstanding Pacific Rim Shares.

Corporate Cease Trade Orders or Bankruptcies

No director, officer, promoter or other member of management of Pacific Rim is, or during the ten years preceding the date of this Circular has been, a director, officer, or promoter of any issuer (other than Pacific Rim) that, while the person was acting in that capacity:

(a) was the subject of a cease trade or similar order that denied such issuer access to any statutory exemptions for a period of more than 30 consecutive days, or

(b) was declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver manager, or trustee appointed to hold its assets.

Penalties or Sanctions

Within the ten years preceding the date of this Circular, no director, officer, promoter, or other member of management of Pacific Rim has been the subject of any penalties or sanctions imposed by a court or a securities regulatory authority relating to trading in securities, the promotion, formation or management of a publicly traded company, or involving theft or fraud.

Personal Bankruptcies

During the ten years preceding the date of this Circular, no director, or officer, promoter or other member of management of Pacific Rim has been declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceeding, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his assets.

Indebtedness of Directors, Officers, Promoters and Other Management of Pacific Rim

At any time during Pacific Rim's last completed financial year, or the eight month period ended December 31, 2001, no director, executive officer or senior officer of Pacific Rim, or each associate or affiliate of any such director, executive or senior officer is or has been indebted to Pacific Rim or any of its subsidiaries or is and has been indebted to another entity where such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Pacific Rim or any of its subsidiaries, other than through normal business dealings.

Compensation

The following table discloses the compensation paid for the last three completed financial years ended April 30, 1999, 2000 and 2001, and the eight month period ended December 31, 2001 in respect of the Chief Executive Officer ("CEO") and the President of Pacific Rim, who were the most highly compensated executive officers during those financial years (the "Named Executive Officers"). The Named Executive Officers are the only persons for whom executive compensation disclosure is required under applicable Canadian securities laws. Pacific Rim has not adopted any long-term compensation or bonus plans. In the following tables the dollar amounts are in Canadian currency.

Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compensation ($)
					Awards		Payouts	
		Salary	Bonus	Other Annual Compensation	Securities Under Options Granted	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	
Thomas Shrake *Chief Executive Officer and Director*	2001[(1)] 2001[(2)] 2000 1999	$128,000 $189,238 $183,775 $188,987	Nil Nil Nil Nil	Nil Nil Nil Nil	387,000 6,634 140,000 350,000	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil
Catherine McLeod-Seltzer *President and Director*	2001[(1)] 2001[(2)] 2000 1999	$94,000 $141,000 $141,000 $141,000	Nil Nil Nil Nil	Nil Nil Nil Nil	441,000 75,600 140,000 350,000	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil

(1) Eight month period ended December 31, 2001.
(2) Year ended April 30, 2001.

The Named Executive Officers were granted stock options during the last completed financial year, and the eight month period ended December 31, 2001, as follows:

Name	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Financial Year[(1)]	Exercise Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Thomas Shrake	387,000 6,634	26% 8%	$0.29 $4.70	$0.29 $4.70	July 4, 2006 June 20, 2005
Catherine McLeod-Seltzer	441,000 75,600	30% 91%	$0.29 $4.70	$0.29 $4.70	July 4, 2006 June 20, 2005

(1) Total includes options issued to directors and officers who are also employees.

The Named Executive Officers did not exercise any options during the fiscal year ended April 30, 2001 and the eight month period ended December 31, 2001. The following table discloses the financial year-end value, and value as at December 31, 2001, of unexercised options on an aggregated basis:

Name	Securities Acquired on Exercise (#)[(1)]	Aggregate Value Realized ($)	Unexercised Options at Financial Year-End (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at Financial Year-End (Cdn.$)[(2)] Exercisable/Unexercisable
Thomas Shrake	Nil	Nil	573,255/310,379[(3)] 445,545/51,089[(4)]	$2,554/$5,185[(3)] $0/$0[(4)]
Catherine McLeod-Seltzer	Nil	Nil	615,386/391,214[(3)] 468,533/97,067[(4)]	$2,937/$5,883[(3)] $0/$0[(4)]

(1) Number of common shares of Pacific Rim acquired on the exercise of stock options.

(2) Value of unexercised in-the-money options calculated using the closing price of common shares of Pacific Rim on the TSE on April 30, 2001 of $0.235, and December 31, 2001 of $0.31, less, in each case, the exercise price of any in-the-money stock options.
(3) As at April 30, 2001.
(4) As at December 31, 2001.

Directors' and Officers' Liability Insurance

Pacific Rim provides liability insurance for its directors and officers. The policy does not distinguish between the liability insurance for directors and officers, the coverage being the same for both groups. The premium for the 12-month period ending February 6, 2002 is $37,400, which Pacific Rim pays. The policy limit is $5,000,000 for all loss in the aggregate under the policy including defence costs. In addition there are retention limits of $100,000 for securities claims and $25,000 for non-securities claims. Pacific Rim's insurer has agreed to extend the terms of the policy for three months pro rata.

Executive Employment Agreements

Mr. Thomas Shrake, Chief Executive Officer, has employment agreements dated February 14, 1997 with Pacific Rim and one of its wholly owned subsidiaries respecting his employment, pursuant to which Mr. Shrake receives an annual salary of US$125,000. The agreements provide that in the event that Mr. Shrake's employment is terminated for reasons other than just cause, Mr. Shrake will be entitled to receive a severance package comprising a payment equal to 12 months' salary plus one month's salary for each year of completed service after one year to a maximum total of 24 months' salary. In addition Mr. Shrake would be entitled to exercise all incentive stock options held by him within 30 days of the termination.

Ms. Catherine McLeod-Seltzer, President of Pacific Rim, has an employment agreement with Pacific Rim dated September 15, 1997, as amended, pursuant to which she receives an annual salary of $141,000 plus payment for general expenses not to exceed $2,000 per month. The agreement provides that in the event Pacific Rim terminates Ms. McLeod-Seltzer's employment for reasons other than just cause, Ms. McLeod-Seltzer will be entitled to receive a severance package comprising a payment equal to 18 months' salary plus one month's salary for each year of completed service after August 1, 1997 to a maximum total of 24 months' salary. In addition, Ms. McLeod-Seltzer would be entitled to exercise all incentive stock options held by her at the time of such termination for the balance of the term of the options held.

The Compensation Committee and the Board of Directors approved the employment agreements for Pacific Rim's executives.

Pacific Rim does not have service contracts with its directors and does not provide retirement benefits for its directors or executive officers. The directors participate in Pacific Rim's incentive stock option plan.

The Board of Directors has established an audit committee, as required by the provisions of the *Company Act*, and a compensation committee. The committees are re-appointed by the board after each annual general meeting.

Audit Committee

Under the provisions of the *Company Act* the audit committee must be established and be comprised of no less than three directors, the majority of whom are not employees. The Audit Committee of the Board of Directors of Pacific Rim is comprised of Catherine McLeod-Seltzer, William Myckatyn and David De Witt. The audit committee's mandate is to assist the Board in the discharge of its responsibilities relating to Pacific Rim's accounting principles, reporting practices and internal controls and its approval of Pacific Rim's annual and interim financial statements, and maintaining a direct line of communication with Pacific Rim's auditors and management.

Compensation Committee

The Compensation Committee of the Board of Directors of Pacific Rim is comprised of William Myckatyn and David De Witt, both directors of Pacific Rim, neither of whom are or were during the most recently completed year an officer or employee of Pacific Rim or any of its subsidiaries, or an executive officer of Pacific Rim. The Committee's mandate is to recommend to the Board compensation policies and guidelines for application to Pacific Rim, to set the annual salary, bonus and other benefits, direct and indirect, of the President and Chief Executive Officer and to approve compensation for all other officers of Pacific Rim after considering the recommendations of the President and Chief Executive Officer, to periodically review with the President and Chief Executive Officer Pacific Rim's policies on compensation for employees and overall labour relations strategy for organized employees and report to the Board.

Employees

Including management, Pacific Rim employs seven full-time employees, two of which are employed in the US, one in Argentina and four in Canada. During the third quarter of the fiscal year ended April 30, 2001, Pacific Rim downsized its operations and laid off six full-time employees, two in the US and four in Argentina. Temporary personnel and consultants are employed on an as needed basis. Pacific Rim is not subject to any collective bargaining agreements and believes its relationship with employees to be good.

Stock Option Plan

On August 21, 1997, the board of directors of Pacific Rim approved, and on July 31, 2000 approved an amendment to, an incentive stock option plan (the "Plan") which Plan and amendment subsequently received shareholder and regulatory approvals. Under the Plan, options may be granted to directors, officers, employees and others providing substantial services to Pacific Rim and its affiliates to purchase from Pacific Rim such number of Pacific Rim Shares as the board of directors of Pacific Rim may designate. Options may be granted to acquire Pacific Rim Shares up to but not exceeding an aggregate 3,500,000 Pacific Rim Shares, including options exercised, provided that the total number of options to be granted to any one optionee shall not entitle the optionee to acquire Pacific Rim Shares in excess of 5% of the Pacific Rim Shares issued and outstanding at the time of grant.

All incentive stock options to purchase Pacific Rim Shares granted by Pacific Rim to its executive officers, directors and employees outstanding as at the date of this Circular, are as follows:

Optionees	**Number of Common Shares**	**Exercise Price per Common Share**	**Expiry Date of Option**
McLeod-Seltzer, Catherine	200,000	$0.88	November 4, 2003
	150,000	$1.49	February 4, 2004
	140,000	$1.30	September 24, 2004
	75,600	$4.70	June 20, 2005
	441,000	$0.29	July 4, 2006
Shrake, Thomas	200,000	$0.88	November 4, 2003
	150,000	$1.49	February 4, 2004
	140,000	$1.30	September 24, 2004
	6,634	$4.70	June 20, 2005
	387,000	$0.29	July 4, 2006
Petrina, Anthony	60,000	$0.88	November 4, 2003
	40,000	$1.49	February 4, 2004
	40,000	$1.30	September 24, 2004
	109,000	$0.29	July 4, 2006
De Witt, David	60,000	$0.88	November 4, 2003
	40,000	$1.49	February 4, 2004
	40,000	$1.30	September 24, 2004
	6,633	$4.70	June 20, 2005
	114,000	$0.29	July 4, 2006
Myckatyn, William	60,000	$0.88	November 4, 2003
	40,000	$1.49	February 4, 2004
	40,000	$1.30	September 24, 2004
	2,133	$4.70	June 20, 2005
	111,000	$0.29	July 4, 2006
Church, Kathryn	6,000	$0.88	November 4, 2003
	12,000	$1.49	February 4, 2004
	24,000	$1.30	September 24, 2004
	53,000	$0.29	July 4, 2006
Employees (other than above 4 in total)	48,000	$0.88	November 4, 2003
	118,000	$1.49	February 4, 2004
	106,000	$1.30	September 24, 2004
	228,800	$0.29	July 4, 2006

Optionees	**Number of Common Shares**	**Exercise Price per Common Share**	**Expiry Date of Option**
Others - Consultants	20,000	$1.49	February 4, 2004
(2 in total)	10,400	$1.30	September 24, 2004
	20,000	$0.29	July 4, 2006
TOTAL:	3,299,200		

Exercise prices were determined by the board of directors of Pacific Rim in accordance with the provisions of the Plan and the applicable rules and policies of the TSE.

All the options were granted for a five year term and vest as to one-third of the options on the day of grant and one-third on each of the two subsequent anniversaries. In the event of a change of control of Pacific Rim vesting is accelerated so all options become immediately exercisable. All of the directors and the majority of the employees have agreed to allow options priced at $1.49, $1.30 and $4.70 to lapse which will result in an aggregate 2,130,800 options being exchanged for 2,130,800 Amalco Stock Options as indicated in Schedule "B" to the Amalgamation Agreement.

Prior Sales

During the 12 months preceding the date of this Circular, other than 100,000 Pacific Rim Shares issued at $0.30 per share on February 28, 2001 in settlement of certain lawsuits, Pacific Rim has not issued any common shares.

Related Party Transactions

Within the last three years preceding the date hereof, no directors or senior officers of Pacific Rim, any member beneficially owning Pacific Rim Shares carrying more than 10% of the voting rights attached to the shares of Pacific Rim nor an associate or affiliate of any of the foregoing persons had any material interest, direct or indirect, in any transactions which materially affected or would materially affect Pacific Rim or any of its subsidiaries, except for participation in Pacific Rim's 2000 private placement wherein Catherine McLeod-Seltzer, President, purchased 311,000 Special Warrants, Thomas Shrake, Chief Executive Officer, purchased 22,100 Special Warrants, William Myckatyn, a director, purchased 4,700 Special Warrants and Marianne DeWitt, the spouse of a director David DeWitt, purchased 24,650 Special Warrants, all at $4.45 each, from a private placement of 1,707,530 Special Warrants sold June 15, 2000. The Special Warrants were qualified by Prospectus dated August 24, 2000 and exercised into Units comprising one share and one-half warrant on or about September 1, 2000 for no additional consideration to the holders. The warrants subsequently lapsed unexercised on June 15, 2001.

There are no outstanding loans or guarantees made by Pacific Rim to or for the benefit of any of the directors or senior officers of Pacific Rim, any member beneficially owning shares carrying more than 10% of the voting rights attached to the shares of Pacific Rim nor an associate or affiliate of any of the foregoing persons, or any other persons.

Price Range and Trading Volumes

The Pacific Rim Shares have been listed and traded on the TSE since December 11, 1997 under the symbol "PFG". The Pacific Rim Shares were listed and traded on the Vancouver Stock Exchange from January 10, 1989 to October 27, 1998 when Pacific Rim voluntarily delisted its shares. The Pacific Rim Shares also trade "over the counter" and in the "pink sheets" in the United States.

The following table lists the volume of trading and high and low prices on the TSE of Pacific Rim Shares during the periods indicated.

Period		High	Low	Volume
2002	Feb 1-21	$0.53	$0.33	1,906,900
	Jan.	$0.42	$0.30	1,120,431
2001	Q4	$0.48	$0.25	2,360,266
	Q3	$0.43	$0.27	1,230,812
	Q2	$0.34	$0.20	1,282,996
	Q1	$0.42	0.24	1,648,084
2000	Q4	$1.54	$0.22	10,247,093
	Q3	$5.00	$1.06	4,538,307
	Q2	$5.35	$3.92	2,878,176
	Q1	$5.65	$2.15	5,959,010
1999	Q4	$2.50	$1.45	2,469,852
	Q3	$1.74	$0.60	3,294,190
	Q2	$1.95	$1.25	2,670,959
	Q1	$2.15	$1.20	5,643,231

Legal Proceedings

There are no legal proceedings to which Pacific Rim is a party, nor to the best of the knowledge of management are any legal proceedings contemplated.

Material Contracts

Other than contracts entered into in the ordinary course of business, or as disclosed in this Circular, there are no contracts which may be regarded as presently material. The material contracts entered into by Pacific Rim, or its subsidiaries, within the two year period preceding the date of this Circular, and not otherwise disclosed in this Circular, are as follows:

1. Purchase Agreement made as of the 1st day of November, 2001, among Pacific Rim, Pac Rim Cayman, Pac Rim Caribe III, Silver Standard Resources Inc. and Silver Standard (BVI) Inc. wherein Pacific Rim sells the shares of Salta Gold Ltd., and thereby indirectly the Diablillos project, to Silver Standard for US$3.4 million.

2. Share Transfer and Settlement and Termination Agreement among Barrick Cayman (G) Ltd., Pac Rim Cayman, Pac Rim Caribe III, Pacific Rim Mining Corp and Salta Gold Ltd. dated for reference May 1, 2001, wherein Pacific Rim

reacquired a 70% interest in Salta Gold Ltd., and indirectly the Diablillos project from Barrick.

3. Settlement agreement dated December 11, 2000 wherein Pacific Rim agreed to issue 100,000 Pacific Rim Shares to settle outstanding lawsuits in which Pacific Rim was named as a party.

4. Agency Agreement dated June 6, 2000, among Pacific Rim and Haywood, Canaccord Capital Corporation and Loewen, Ondaatje, McCutcheon Limited, as agents, pursuant to which 1,707,530 special warrants were distributed.

5. Special Warrant Indenture dated June 15, 2000, between Pacific Rim and Montreal Trust Company, now lapsed.

6. Special Warrant Indenture dated June 15, 2000 between Pacific Rim and Montreal Trust, now lapsed.

7. Land Lease with Purchase Option granted by the Pomacocha Peasant Community to Minera Pacific Rim Peru S.A.C. dated April 4, 2000 in connection with the Luicho project, now lapsed.

Interest in the Transactions

Other than as described elsewhere in this Circular no director, officer or other insider of Pacific Rim has any interest in the Amalgamation or the matters ancillary thereto.

Pacific Rim Shareholder Rights Plan

On August 18, 1999, Pacific Rim adopted the Pacific Rim Shareholder Rights Plan, which was approved by the Pacific Rim Shareholders on October 14, 1999. Unless the extension of the plan is approved by the Pacific Rim Shareholders, the Pacific Rim Shareholder Rights Plan will terminate on August 18, 2002. The purpose of the Pacific Rim Shareholder Rights Plan is to provide adequate time for Pacific Rim Shareholders to assess any take-over bid that may be made for the Pacific Rim Shares and to permit competing bids to emerge, as well as giving the Pacific Rim Board sufficient time to explore other options to any take-over bid which may be made. The Pacific Rim Shareholder Rights Plan also encourages any potential bidder to approach Pacific Rim and to negotiate an acceptable offer for the Pacific Rim Shares, rather than to launch a hostile, and possibly inadequate, bid.

At the time that the Pacific Rim Shareholder Rights Plan was approved and implemented, Pacific Rim did not have any significant shareholders. Based on the information available to Pacific Rim, it appears that Amalco will have at least two significant shareholders accounting for approximately 32% of the outstanding Amalco Shares. In addition, the Pacific Rim Shareholder Rights Plan will not have been approved by a majority of the shareholders of Amalco. Accordingly, the Pacific Rim Board believes that it would be appropriate to terminate the Pacific Rim Shareholder Rights Plan, effective as of the Effective Date, and to leave the determination as to whether it would be appropriate for Amalco to adopt its own shareholder rights plan to the new board of directors of Amalco and the shareholders of Amalco following the Effective Date.

Accordingly, the Pacific Rim Shareholders will be asked at the Pacific Rim Meeting to consider and, if thought fit, pass an Ordinary Resolution in substantially the following form:

"RESOLVED THAT, effective upon the issuance by the Registrar of Companies of a Certificate of Amalgamation pursuant to the *Company Act* (B.C.) in connection with the proposed amalgamation of Pacific Rim Mining Corp. and Dayton Mining Corporation, the Shareholder Rights Plan adopted by Pacific Rim on August 18, 1999 and governed by the Shareholder Rights Plan Agreement dated as of August 18, 1999 between Pacific Rim and Montreal Trust Company of Canada be terminated, and all rights issued thereunder be redeemed for no consideration and without any compensation whatsoever payable to any holder of such rights, and the directors of Pacific Rim be and are hereby authorized to take any actions necessary or desirable to implement this resolution including, without limitation, amending the Shareholder Rights Plan Agreement as may, in the sole discretion of the directors, be necessary, without any further approval of the members of Pacific Rim."

The Pacific Rim Directors have resolved, subject to the approval of the Pacific Rim Shareholders as set forth above, to terminate the Pacific Rim Shareholder Rights Plan, effective upon the Effective Date. **The Pacific Rim Directors recommend that the Pacific Rim Shareholders vote for the foregoing resolution to terminate the Pacific Rim Shareholder Rights Plan.**

PART III: INFORMATION CONCERNING DAYTON

General

Dayton was incorporated under the British Columbia *Company Act* on May 7, 1985 under the name "Stanley Developments Corp.". The name of the company was changed to "Dayton Developments Corp." on November 27, 1985 and changed to its current name on August 26, 1991. Dayton is an international mineral resource corporation engaged, both directly and through its wholly-owned subsidiaries, in the acquisition and development of precious metals properties. The head office of Dayton is located at Suite 2393, Three Bentall Centre, 595 Burrard Street, P.O. Box 49186, Vancouver, British Columbia, V7X 1K8.

In 1989, Dayton, through its wholly owned subsidiary, Compañia Minera Dayton ("CMD") acquired the Andacollo Gold Mine, in central Chile from Chevron Exploration Corporation of Chile. From 1989, Dayton focused its activities on the exploration, financing, development and construction of the Andacollo Gold Mine. Development and construction of the Andacollo Gold Mine as a 12,700 tpd heap leach gold mine began in July 1994 and was completed in September 1995. Production from the Andacollo Gold Mine commenced in September 1995 and continued until December 2000. In December 2000, CMD decided to permanently close the Andacollo Mine. At the time of closure, CMD had outstanding obligations to Caterpillar Leasing of approximately $5.7M relating to the open pit mining equipment and $6.9M to unsecured creditors. On May 15, 2001, the unsecured creditors of CMD unanimously accepted a court approved Creditors Agreement. This agreement provides that CMD will continue to leach gold from existing heaps and sell the mining equipment, the three-stage crushing plant, the overland conveying/stacking system and other assets as required to satisfy operating costs, employee severances, reclamation activities and creditor obligations. As of December 31, 2001, the obligations to Caterpillar Leasing were extinguished and the amount owed to unsecured creditors had been reduced to $5.5M. Sales of the crushing circuit and other assets are continuing. Dayton is a creditor to approximately 32% of the amount owing to unsecured creditors but since the payment of these obligations rely on sale of assets, there is no certainty that any of these funds will report to Dayton. Dayton de-consolidated its interest in CMD at the beginning of December, 2000.

The holder of a 2% net smelter return royalty on the production from the Andacollo Mine has initiated an action in which it is suggested that the royalty and related advance minimum royalty payments as described in the 1991 option to purchase the claims comprising the Andacollo Mine have become accelerated and are immediately due because CMD is operating under the Creditors' Plan. The potential size of the claim is $1.7 million. CMD rejects these allegations and believes such an interpretation of the option agreement is incorrect. However, if it is ultimately determined that the royalty payments have been accelerated, this finding would have an adverse material impact on the ultimate proceeds from the disposition of the assets of Andacollo available for distribution to the creditors, including Dayton. The owner of this royalty has a mortgage on the mineral claims comprising the Andacollo Mine and is attempting to enforce its rights, should they be substantiated, through this mortgage. The assets secured by the mortgage are not clearly defined under the laws of Chile and therefore it will be necessary to settle this disagreement in a court of law.

A lawsuit was filed against Dayton in the Supreme Court of British Columbia by Medinah Energy Inc. ("Medinah") in mid-1998 alleging, among other things, that Dayton had misrepresented CMD's land position at the Andacollo Mine. Dayton has disputed all of the allegations. On June 26, 2000 Medinah agreed to adjourn the matter by consent and filed a praecipe to adjourn the trial generally. The action is currently outstanding.

On April 6, 2000 Dayton acquired a 49% joint venture interest in the Denton-Rawhide mine in Nevada. On the same date, Dayton acquired certain exploration properties in El Salvador through the acquisition of Mirage Resource Corporation.

During 2000 Dayton spent approximately $1.0 million on a program to advance the El Dorado gold prospect in El Salvador. Over 3,750 meters of core was drilled, a new resource was calculated, metallurgical testwork was undertaken on the new core, and a preliminary economic evaluation was initiated. This program confirmed Dayton's high expectations for this deposit.

Dayton's resource and reserve estimates for the year ended December 31, 2001 on the Denton-Rawhide mine, Andacollo mine and El Dorado exploration project are disclosed in Item 4.D – "Property, Plant and Equipment" in Dayton's Form 20-F attached as Appendix I to this Circular.

The following chart sets forth Dayton's corporate structure including all material subsidiaries, the jurisdiction of their incorporation and Dayton's respective percentage ownership of each company:

At December 31, 2001


DAYTON MINING CORPORATION (British Columbia, Canada)
100%
100%
100%
DAYTON MINING (U.S.) INC. (Nevada, United States)
DMC CAYMAN INC. (Cayman Islands, BWI)
DAYTON ACQUISITIONS INC. (British Columbia, Canada)
49%
100%
100%
DENTON-RAWHIDE JOINT VENTURE (Nevada)
ANDACOLLO GOLD INC. (Cayman Islands, BWI)
LA SERENA INC. (Cayman Islands, BWI)
449200 B.C. LTD. (British Columbia, Canada)
99.5%
0.5%
100%
50%
50%
0.1%
99.9%
DAYTON CHILE EXPLORACIONES MINERAS LIMITADA (Chile)
COMPANIA (1) MINERA DAYTON (Chile)
KINROSS EL SALVADOR S.A. de C.V. (El Salvador)
RECURSOS SALVADOR ENOS S.A. de C.V. (El Salvador)

(1) CMD is operating under Chilean court protection and therefore CMD is no longer under managerial control of Dayton Mining Corporation.

For a detailed description of Dayton's business, assets and operations, refer to Dayton's Form 20-F for the year ended December 31, 2001 attached to this Circular as Appendix I.

Selected Financial Information
(in thousands of US dollars, except per share amounts, which are in US dollars)

	Year-Ended December 31, 2001	Year-Ended December 31, 2000	Nine Months Ended December 31, 1999
Net Earnings (loss)	$(3,371)	$(31,388)	$(2,053)
Net Earnings (loss) per Share	$(0.11)	$(1.17)	$(0.12)
Total Assets	$24,540	$28,563	$48,544
Shareholders' Equity	$16,998	$20,369	$29,879

Pricing Range and Trading Volumes

Dayton's common shares are listed and posted for trading on the TSE and AMEX under the trading symbol "DAY". Dayton is a reporting issuer in all provinces of Canada except Québec and Nova Scotia and files annual reports in the United States on Form 20-F.

The following tables list the volume of trading and high and low prices on the TSE and AMEX for the Dayton Shares for the periods indicated.

Toronto Stock Exchange

		High	Low	Volume
2002	Feb 1-21	Cdn. $0.90	Cdn. $0.57	1,525,100
	Jan.	$0.57	$0.37	17,400
2001	Q4	$0.66	$0.36	247,010
	Q3	$0.59	$0.41	290,790
	Q2	$0.66	$0.31	1,106,100
	Q1	$0.69	$0.20	1,261,250
2000	Q4	$0.55	$0.23	733,560
	Q3	$0.95	$0.55	513,250
	Q2	$1.80	$0.09	3,885,100
	Q1*	$0.16	$0.09	101,410,000
1999	Q4*	$0.16	$0.08	47,391,050
	Q3*	$0.16	$0.08	69,119,900
	Q2*	$0.17	$0.08	64,678,000
	Q1*	$0.41	$0.11	7,249,300

*Note: The Dayton common shares were consolidated on a 20:1 basis, effective April, 2000. These amounts reflect pre-consolidation trading.

The American Stock Exchange

		High	Low	Volume
2002	Feb 1-21	US $0.56	US $0.33	1,734,600
	Jan.	$0.36	$0.26	30,800
2001	Q4	$0.44	$0.23	1,645,500
	Q3	$0.41	$0.25	1,542,000
	Q2	$0.44	$0.20	3,335,300
	Q1	$0.48	$0.13	2,988,800
2000	Q4	$0.38	$0.13	3,963,100
	Q3	$1.06	$0.38	2,812,000
	Q2	$1.75	$0.06	13,769,600
	Q1*	$0.13	$0.06	127,286,400
1999	Q4*	$0.13	$0.05	63,448,300
	Q3*	$0.16	$0.05	49,630,300
	Q2*	$0.19	$0.03	47,617,200
	Q1*	$0.31	$0.06	18,173,600

*Note: The Dayton common shares were consolidated on a 20:1 basis, effective April, 2000. These amounts reflect pre-consolidation trading.

Voting Securities and Principal Holders Thereof

Dayton is authorized to issue 1,000,000,000 common shares without par value, of which 31,123,974 common shares were issued and outstanding as fully paid and non-assessable as at February 26, 2002. The holders of common shares are entitled to one vote for each common share held. Dayton has no other classes of voting securities.

The following are the names of the only Dayton Shareholders who are known by Dayton to own beneficially, directly or indirectly, or exercise control or direction over, more than 10% of the common shares of Dayton as at February 26, 2002:

Name and Address	No. of Common Shares	Percentage of Common Shares
Kinross Gold Corporation(1) Toronto, Ontario	10,003,437	32.1%
Dundee Precious Metals Inc. Toronto, Ontario	4,447,306	14.3%

Note:

(1) According to Kinross Gold Corporation's 2001 Information Circular, as of March 23, 2001, to the knowledge of Kinross Gold Corporation's directors and officers, the only person who beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of its outstanding common shares is Trimark Financial Corporation.

Pursuant to the Amalgamation, as Dayton Shareholders, each of Kinross Gold Corporation and Dundee Precious Metals Inc. will be entitled to receive 1.76 Amalco Shares for each Dayton

Share held, being 17,606,049 and 7,827,258 Amalco Shares, respectively. The percentage of the issued and outstanding Amalco Shares held following the Amalgamation will be Kinross Gold Corporation - 22.5%; Dundee Precious Metals Inc. - 10.0%.

Annual Meeting Matters

It is anticipated that the Amalgamation will become effective after the requisite Pacific Rim Shareholder, Dayton Shareholder, Court and regulatory approvals have been obtained and all other conditions to the Amalgamation have been satisfied or waived. The Dayton Meeting is called primarily for this purpose. However, in the event that the Amalgamation does not come into effect, the Dayton Shareholders are being asked to consider and vote upon the annual general meeting matters for Dayton, consisting of the election of directors and appointment of auditors for the ensuing year.

Election of Directors

The term of office of each of the present directors expires at the Meeting. The Board of Directors presently consists of eight directors and it is intended to elect eight directors. Each director elected will hold office until the next annual general meeting of Dayton or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with the Articles of Dayton, or within the provisions of the *Company Act*. If the Amalgamation is approved, such directors would hold office only until the Effective Date of the Amalgamation at which time, in accordance with the terms of the Amalgamation Agreement, the initial directors of Amalco will be as disclosed under "Board of Directors" in "Part IV: The Company Resulting from the Amalgamation".

The persons named below will be presented for election at the Meeting as Management's nominees for the Board of Directors, and the proxies named in the accompanying form of proxy intend to vote for the election of these nominees. Management does not contemplate that any of these nominees will be unable to serve as a director but, if such an event should occur for any reason prior to the Meeting, the proxies named in the accompanying form of proxy reserve the right to vote for another nominee in their discretion unless the Member has specified otherwise in the form of proxy.

The following table sets out the names of the nominees for election as directors, the municipality in which each is ordinarily resident, all offices of Dayton now held by each of them, their present principal occupations, their principal occupation within the five preceding years, unless he or she were elected as a Director at the last Annual General Meeting, the period of time for which each has been a director of Dayton, and the number of common shares of Dayton beneficially owned by each, directly or indirectly, or over which they exercise control or direction, as at the date hereof.

Name, Position and Residence	Principal Occupation or Employment	Director Since	No. of shares
William H. Myckatyn* Chairman, President, CEO and Director, Vancouver, British Columbia	Chairman, President & CEO of Dayton, June 1998 to present; Director of Pacific Rim Mining Corp. and First Point Minerals Corporation; President and CEO of Princeton Mining Corporation from 1997 to 1998.	June 17, 1998	11,625(1)
Paul M. Blythe* Director Collingwood, Ontario	Consultant, January 31, 2002 to present; Vice-President, Technical Support and Business Evaluation, BHP Billiton Base Metals (a mining company) September 1998 to January 31, 2002.	June 17, 1998	750(2)
Robert M. Buchan↑ Director Toronto, Ontario	Chairman and CEO Kinross Gold Corporation (a mining company) 1993 to present.	April 6, 2000	10,003,437(3)
Douglas D. Donald+ Director New York, New York	Independent financial advisor, 1997 to present; Director of Repadre Capital Corporation and Piedmont Mining Company, Inc.	June 17, 1998	Nil(2)
David K. Fagin↑ Director Englewood, Colorado	Investor; Director, President, Western Exploration and Development Ltd., 1997 to 2000; Director, Golden Star Resources Ltd. (a mining company), 1992 to present; Director, Canyon Resources Corporation (a mining company) 2000 to present; Director of various mutual funds of T. Rowe Price Group, (a mutual fund company), 1987 to present; Director, Miranda Mining Company, 2002 to present.	June 17, 1998	Nil(2)
Jonathan C. Goodman+ Director Toronto, Ontario	President and CEO, Dynamic Precious Metal Funds (an investment company), December 1998 to present; Director, Dundee Precious Metal Funds and Repadre Capital Corporation.	May 31, 2001	4,447,306(4)
John W. Ivany * Director Toronto, Ontario	Executive Vice President, Kinross Gold Corporation (a mining company), 1996 to present.	April 6, 2000	10,003,437(3)

Name, Position and Residence	Principal Occupation or Employment	Director Since	No. of shares
Catherine A. McLeod-Seltzer+↑ Director West Vancouver, British Columbia	President and Director, Pacific Rim Mining Corp. (a mining company), February 1997 to present; Director of Francisco Gold Corporation, Corriente Resources Inc., Miramar Mining Corporation, Silver Standard Resources, Madison Enterprises Inc. and Eveolution Ventures Inc.	June 17, 1998	Nil(2)

Notes:

↑ Member of the Audit Committee
\+ Member of Compensation Committee
* Member of Environmental Committee

(1) Excludes options to purchase 500,000 common shares at $2.40 per share, 187,500 common shares at $1.86 per share and 350,000 common shares at $0.95 per share.
(2) Excludes options to purchase 50,000 common shares at $2.40 per share and 20,000 shares at $0.95 per share.
(3) Mr. Buchan and Mr. Ivany are directors and executives of Kinross Gold Corporation which directly owns 10,003,437 shares of Dayton. Excludes options to purchase 50,000 shares at $0.95 per share.
(4) Mr. Goodman is president and CEO of Dundee Precious Metals Inc. which directly owns 4,447,306 common shares of Dayton. Excludes options to purchase 50,000 shares at $0.95 per share

In the aggregate the directors and officers of Dayton directly hold 12,375 Dayton Shares representing 0.04% of Dayton's issued and outstanding share capital as at February 26, 2002.

Advance Notice of the Dayton Meeting, and the proposed election of directors, was published in the February 5, 2002 edition of The Vancouver Sun newspaper at Vancouver, British Columbia pursuant to section 111 of the *Company Act*.

Appointment of Auditors

Management will recommend that the Meeting appoint PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of Dayton and authorize the directors to fix their remuneration. Upon completion of the Amalgamation, the auditor for Amalco will be Staley, Okada, Chandler & Scott, Chartered Accountants. See "Auditors, Registrar and Transfer Agent" under "Part IV: The Company Resulting from the Amalgamation".

A Statement of Corporate Governance Practices

In compliance with the guidelines respecting corporate governance practices set out in the Report of the Toronto Stock Exchange Committee on Corporate Governance in Canada dated December 1994 (the "Report"), Dayton is pleased to disclose its corporate governance practices.

Mandate of the Board

The Board of Directors of Dayton (the "Board") is responsible for the sound governance of Dayton pursuant to the powers vested in the Board by the *Company Act*, the Memorandum and Articles of Dayton and all other statutory and legal requirements generally applicable to directors of a company that is also a "reporting issuer" under applicable securities legislation. Management is responsible for the day-to-day operation of the business and affairs of Dayton.

In fulfilling its mandate, the Board is responsible, among other things, for the following:

- adoption of a strategic planning process to establish Dayton's intermediate and long-term goals;
- ensuring the establishment of systems to manage the principal risks arising from or incidental to the business activities of Dayton: including but not limited to environmental, safety, and financial controls;
- appointing, defining functions for, and monitoring the performance of senior management which includes establishing executive compensation policies and their implementation with respect to individual performance and attainment of established goals; and
- overseeing Dayton's public communications policy and implementation, including approving the disclosure of material information and shareholder communications.

In order to carry out its functions, the Board holds regular meetings on a quarterly basis and additional meetings as necessary to consider particular matters or evaluate matters between quarterly meetings, wherever appropriate. At such meetings management apprises the Board of the performance of Dayton through discussion and analysis.

The Board met four times in 2001, and each director participated in all of the meetings held, except as follows: Robert Buchan and Paul Blythe attended three of the four meetings and Jonathan Goodman attended two of the four meetings.

In addition, a number of matters were approved by consent resolution which required unanimous consent of all directors.

Composition of the Board

The Board is currently comprised of eight directors of which all but Mr. William H. Myckatyn are "unrelated directors". The term "unrelated director" means a director who is independent of management and is free from any business or other relationship which could, or could reasonably, be perceived to materially interfere with the director's individual ability to act with a view to the best interests of Dayton other than interests and relationships arising from shareholding. At this meeting members are being asked to elect eight directors to the Board.

Dayton has no "significant shareholder", which is defined as a shareholder with the ability to exercise a majority of the votes for the election of the board of directors. The Chairman of the Board is Mr. William H. Myckatyn who is also President and Chief Executive Officer of Dayton, and he is not considered to be "unrelated" as defined.

The Board of Directors has not established an Executive Committee rather all material issues are addressed by the entire Board during a regular or special meeting. The Board of Directors has prepared and adopted a handbook which outlines the role, standards and responsibilities of the Board and each individual director with respect to guidance on sound corporate governance. This handbook addresses such issues as the composition and independence of the Board, the functions of various committees of the Board and the effectiveness and education of Board members. To assist the Board in the discharge of its responsibilities, the Board of Directors has designated the following three standing committees.

The Compensation Committee has the responsibility for: a) fixing the compensation and evaluating the performance of the President and CEO; b) approving the appointment of and monitoring the performance of the other senior officers; and c) exercising the powers conferred upon it by the Board with respect to the administration and adequacy of the 1999 Employees' and Directors' Stock Option and Stock Bonus Plan. This committee is comprised of three unrelated directors who are Ms. Catherine McLeod-Seltzer (who is the Chair), and Messrs. Douglas D. Donald and Jonathan C. Goodman.

The Environmental Committee has the responsibility for reviewing Dayton's environmental policy and for ensuring Dayton's operations are operated in a manner consistent with the environmental policy and also for ensuring Dayton's operations are run in a manner which does not unduly expose its employees to unnecessary risk of accident or death. Members of the Environmental Committee are encouraged to visit the operations. The Environmental Committee is also composed of three members, who are Messrs. Paul M. Blythe (the Chair), John W. Ivany and William H. Myckatyn.

The Audit Committee consists of three members, all of whom are unrelated directors and not members of management. The members are Messrs. David K. Fagin (the Chair), Robert M. Buchan and Ms. Catherine McLeod-Seltzer. The Audit Committee has the responsibility for: a) reviewing the annual financial statements of Dayton and recommending to the Board whether such financial statements should be approved; b) reviewing and approving the interim financial statements of Dayton; c) reviewing the public disclosure documents containing financial information before their release; d) appointing and establishing the remuneration for the external auditors of Dayton; e) determining the scope of the annual audit and evaluating the performance of the auditors; and f) reviewing Dayton's system of internal financial controls and accounting processes to ensure their adequacy. Dayton did not retain its external auditors to provide any non-audit services during the last two fiscal years, except to assist in the preparation of statutory income tax filings.

Dayton's Board of Directors and senior management consider good corporate governance to be central to the effective and efficient operation of Dayton. Dayton believes this disclosure is consistent with the guidelines recommended by the TSE Committee on Corporate Governance.

Decisions Requiring Prior Board Approval

In addition to those matters which must by law or by the Memorandum and Articles of Dayton be approved by the Board, all decisions of strategic significance to Dayton must be approved by the Board. Any material expenditures or legal commitments (including, without limitation, any debt or equity financings, investments, acquisitions and divestitures) by Dayton are also subject to prior approval by the Board. Financial statements and major disclosure documents are also subject to Board review and approval.

Other

The Board recruits new directors on an as needed basis. Any appointment of a new director will require Board approval and will be subject to approval by the Members of Dayton at the next annual general meeting of Dayton.

Dayton's investor relations and corporate development activities are undertaken by the senior management of Dayton in addition to their other duties. The Board believes that it is the function of management to speak for Dayton in its communications with third parties, however any material concern or issue raised by a member will be presented to the Board for consideration. To date, the Board has not needed to take an active role in responding to member inquiries or concerns.

The Board expects members of management of Dayton to carry out their duties and to discharge their responsibilities in a professional, competent and ethical manner. The Board approves all executive appointments and seeks only those individuals who bring exemplary qualifications and demonstrated abilities to the position. The Board fully expects each executive to strive diligently and effectively to improve the fortunes of Dayton and contribute to shareholder value.

Executive Officers

The following table sets out the names and ages of each of the executive officers of Dayton, the position each executive officer held with Dayton at December 31, 2001, the length of each executive officer's service with Dayton, and all other employment held by each executive officer in the last five years.

Name and age of Executive	Position with Dayton	Length of Service	Other Employment Held in the Last 5 Years
William H. Myckatyn (52)	Chairman of the Board, President, Chief Executive Officer and Director	45 months	Chairman, President and CEO of Dayton, June 1998 to present; Mining Consultant, April 1998 to June 1998; President and Chief Executive Officer and Director of Princeton Mining Corporation (a mining company), February 1997 to April 1998; President and Chief Executive Officer and Director of Gibraltar Mines Limited (a mining company).
F. John Norman (62)	Controller	22 months	Controller of Dayton, May, 2000 to present; Administrative Consultant, 1998 to 2000; Treasury Analyst, Boliden Westmin (Canada) Limited (a mining company), March 1998 to August 1998; and Treasurer, Westmin Resources Limited (a mining company), 1997 to March 1998.

Note: The information as to "other employment" is not within the knowledge of the Board and has been furnished by the respective executive officers.

Indebtedness of Directors and Senior Officers

The aggregate indebtedness to Dayton or any of its subsidiaries by all current and former employees, executive officers, senior officers, directors and proposed nominees for election as a director of Dayton, and any associates of any such persons as at February 26, 2002 was nil.

Aggregate Compensation

For the fiscal year ended December 31, 2001, there were three executive officers of Dayton and the aggregate cash compensation paid to them by Dayton and its subsidiaries was $1,010,960.

Compensation of Named Executive Officers

The following table sets forth all compensation paid in respect of the Chief Executive Officer of Dayton in the years ended December 31, 2001, 2000, and 1999 and each of Dayton's four most highly compensated executive officers earning a combined salary and bonus in excess of $100,000 for the year ended December 31, 2001 (collectively, the "Named Executive Officers").

SUMMARY COMPENSATION TABLE (CDN$)						
		Annual compensation			Long-term compensation	
Name and principal position	Year	Salary	Bonus	Other	Awards Options granted	All other compensation[2]
William H. Myckatyn *Chairman, President and Chief Executive Officer*	2001	$225,000	-	-	0	$111,904
	2000	225,000	-	-	350,000[4]	118,200
	1999	225,000	$90,000[1]	-	687,500[4]	87,000
F. John Norman[5] *Controller*	2001	$100,833	-	-	0	$7,554
	2000	60,870	-	-	45,000[6]	540
Scott M. Brunsdon[3] *Senior Vice President and CFO*	2001	$205,838	-	$352,546	0	$7,285
	2000	200,000	-	-	75,000[7]	8,000
	1999	11,398	-	-	100,000[7]	-

(1) This bonus was determined and paid in 2000, but pertains to 1999 compensation, $15,000 of the bonus paid to Mr. Myckatyn was paid by the issuance of 6,500 common shares at an effective price of $2.30 per share.
(2) Other compensation amounts represent contributions made by Dayton on behalf of the Named Executives to a retirement compensation arrangement and/or a group or individual RRSP and employee benefit costs.
(3) Mr. Brunsdon left Dayton on October 31, 2001. Under the terms of Mr. Brunsdon's employment agreement, he was entitled to an immediate cash payment of $352,546, which Mr. Brunsdon agreed to receive over 18 months.
(4) The exercise prices of the options are $0.95 for 350,000 options, $2.30 for 500,000 options and $1.86 for 187,000 options. All in Canadian dollars.
(5) Mr. Norman was appointed Controller in May, 2000.
(6) The exercise price of these options is $0.95 – in Canadian dollars.
(7) The exercise prices of the options are $0.95 for 75,000 options and $1.90 for 100,000 options; both in Canadian dollars.

Other Compensation Matters

There were no long-term incentive awards made to Named Executive Officers of Dayton during the most recently completed financial year. There was a Retirement Compensation Arrangement in place for William H. Myckatyn to which Dayton contributed $96,250 during 2001. There were no pension plan benefits in place for any of the other Named Executive Officers.

Employment Agreements

Dayton has entered into employment agreements with each of its Named Executive Officers. Under the terms of these agreements, in the event of termination of employment without cause, change in responsibilities or a change in control of Dayton, F. John Norman is entitled to six months salary. Under the Amalgamation, Mr. Norman will continue his employment as Controller of Amalco. Scott M. Brunsdon left Dayton on October 31, 2001. Under the terms of Mr. Brunsdon's employment agreement, he was entitled to an immediate cash payment of $352,546, which Mr. Brunsdon agreed to receive over 18 months. On the Effective Date of the Amalgamation, William H. Myckatyn's employment will be terminated and he will receive severance in the amount of $860,784, which Mr. Myckatyn has agreed to receive over 12 months.

Stock Option Plan

The board of directors and shareholders of Dayton approved the 1999 Stock Option and Stock Bonus Plan (the "Plan"), as amended, on April 28, 1999 and June 10, 1999, respectively. Under the Plan the board of directors of Dayton may authorize the granting of options and share bonuses to directors, officers, employees and other persons eligible under the Plan. A total of 2,802,000 options and 310,000 common shares may be granted under the Plan. As of February 26, 2002, 2,008,300 option grants are outstanding and a total of 12,750 bonus shares have been issued.

Under the Plan the board has discretion to determine the terms and conditions of option grants, subject to certain general limitations set forth in the Plan including the following:

(a) the number of shares reserved for issuance pursuant to the Plan to any one eligible person shall not exceed 5% of the shares outstanding at the time of the grant and the number of shares which may be reserved for issuance to all Insiders shall not exceed 10% of the shares outstanding at the time of the grant; and

(b) the number of shares which may be issued pursuant to the Plan to any one Insider and that Insider's associates within a one year period shall not exceed 5% of the shares outstanding at the time of the grant and the number of shares which may be issued to all Insiders within a one year period shall not exceed 10% of the shares outstanding at the time of the grant.

The term of an option may be determined by the board of directors to a maximum of five years from the date of grant. If an optionee ceases to be employed by Dayton or its affiliates for cause, no option held may be exercised following the date the optionee ceases to be so employed; if an optionee ceases to be employed by Dayton or its affiliates for any reason other than cause, all options held at that time fully vest and become exercisable for a period of six months thereafter or prior to the expiration of the option term, whichever is sooner. If an optionee ceases to be a director of Dayton for any reason, all options held at that time fully vest and become exercisable for a period ending on the earlier of: (i) 12 months, (ii) such shorter period determined by the board of directors at the time of the grant, and (iii) the original expiration date of the option.

Subject to any necessary approvals of applicable securities regulatory authorities, the board of directors may amend, modify or terminate the Plan in its absolute discretion provided that shareholder approval is required for any change which materially increases the benefits under the Plan, materially increases the number of shares which would be issued under the Plan (except any increase resulting automatically from an increase in the number of outstanding shares of Dayton) or materially modifies the requirements as to eligibility for participation in the Plan.

Options to Purchase Securities

There were no options to purchase common shares granted during 2001 to the Named Executive Officers. As at February 26, 2002 there were 2,008,300 outstanding Dayton Stock Options to purchase 2,008,300 Dayton Shares. All stock options to purchase Dayton Shares granted by Dayton to its directors, officers and employees and other eligible persons under the Plan outstanding as at the date of this Circular, are as follows:

Optionees	Number of Common Shares	Exercise Price per Common Share	Expiry Date of Option
Myckatyn, William	500,000	$2.40	April 27, 2004
	187,500	$1.86	June 29, 2004
	350,000	$0.95	May 28, 2005
McLeod-Seltzer, Catherine	50,000	$2.40	April 27, 2004
	20,000	$0.95	May 28, 2005
Blythe, Paul	50,000	$2.40	April 27, 2004
	20,000	$0.95	May 28, 2005
Donald, Douglas	50,000	$2.40	April 27, 2004
	20,000	$0.95	May 28, 2005
Fagin, David	50,000	$2.40	April 27, 2004
	20,000	$0.95	May 28, 2005
Buchan, Robert	50,000	$0.95	May 28, 2005
Goodman, Jonathan	50,000	$0.95	May 28, 2005
Ivany, John	50,000	$0.95	May 28, 2005
Norman, John	45,000	$0.95	May 28, 2005

Optionees	Number of Common Shares	Exercise Price per Common Share	Expiry Date of Option
Employees	100	$112.00	March 26, 2002
(other than above 6 in total)	200	$45.00	March 26, 2002
	20,500	$2.40	June 29, 2004
	35,000	$0.95	May 28, 2005
Others – Consultants	100,000	$1.90	April 30, 2002
(4 in total)	75,000	$0.95	April 30, 2002
	75,000	$2.40	April 27, 2004
	190,000	$0.95	May 28, 2005
TOTAL:	2,008,300		

Option Exercises and Notional Year End Option Values

No options were exercised by Named Executive Officers during 2001. The notional value of unexercised but exercisable/unexercisable options at year end is set out in the table below.

AGGREGATED OPTION EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR END OPTION VALUES

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised but Exercisable Options at Year End (#)	Value of Unexercised but Exercisable Options at Year End (1) ($)
William H. Myckatyn	Nil	Nil	920,833	Nil
F. John Norman	Nil	Nil	45,000	Nil
Scott M. Brunsdon(2)	Nil	Nil	175,000	Nil

(1) Maximum notional value as at December 31, 2001 based upon a year end common stock price of $0.44 per share.
(2) Mr. Brunsdon left Dayton on October 31, 2001. His options expire on April 30, 2002.

Composition of the Compensation Committee

The Compensation Committee of the Board is currently comprised of three unrelated directors, who are Messrs. Jonathan C. Goodman, Douglas D. Donald. and Ms. Catherine McLeod-Seltzer (the Chair).

Report on Executive Compensation

The Compensation Committee is responsible for maintaining the integrity of all compensation programs and reviewing, and in certain cases recommending modifications to Dayton's executive base and annual incentive compensation programs. The incentive plans will typically be awarded in the form of cash and common stock option grants and are based on competitive practices of comparable mining companies, and serve to align the interests of the executives with those of the Dayton's Members. The Compensation Committee also establishes levels of compensation for executives, and recommends to the Board of Directors the granting of discretionary common stock option and cash and share bonus awards to certain executives, senior management, and other key employees.

In 2001 no options were granted to employees, officers and directors while 70,200 options expired or were cancelled. A total of 2,802,000 options may be granted pursuant to the 1999 Stock Option and Stock Bonus Plan. As at December 31, 2001, a total of 2,008,300 option grants were outstanding. There are a total of 310,000 common shares which are eligible to be granted under the 1999 Stock Option and Stock Bonus Plan. As at December 31, 2001 a total of 12,750 have been issued, all of which were issued in 2000.

It is the policy of Dayton to compensate its executive and senior management employees for exceptional performance using four forms of remuneration: base salary, incentive cash or common share awards, and common stock option grants. Base salary will be determined largely by reference to market conditions, while annual incentive cash and common share bonus option awards will provide the opportunity for additional, mostly non-cash compensation and these awards will more closely align the compensation of Dayton's management with their performance, and the overall success of Dayton in any given year. Each annual incentive program provides cash or common share bonuses and common stock option grant targets based upon the specific position's level of responsibility and the position's influence on the immediate and sustained growth of Dayton, with final awards determined by a mix of individual, departmental and company performance.

The Compensation Committee viewed 2001 as a difficult period for companies in the gold sector. Dayton's performance was also not as desired and as a result no cash or stock bonuses were granted.

The salary policy guidelines, annual base salary, incentive cash and option awards for the President and Chief Executive Officer are established by the Compensation Committee and approved by the Board of Directors. These compensation components are based on the same criteria as with other executives of Dayton as described above except that the President and Chief Executive Officer's compensation package places significantly greater emphasis upon the performance of Dayton.

Compensation of Directors

Each non-employee director of Dayton has received in the past an annual fee of $10,000 and individual board meeting and committee meeting attendance fees of $1,000 and $500 respectively. An additional $1,500 annual fee was paid to non-employee directors who serve as a committee chair. These fees have been suspended beginning in January 2002. Directors are reimbursed for their travel and other expenses incurred in attending board and committee meetings. Directors may also, from time to time, invoice Dayton for professional services rendered to Dayton, at standard billing rates.

Interest of Insiders in Material Transactions

Other than as described elsewhere in this Circular and other than transactions carried out in the ordinary course of business of Dayton or any of its subsidiaries, none of the directors or senior officers of Dayton, any Dayton Shareholder beneficially owning shares carrying more than 10% of the voting rights attached to the Dayton Shares, any proposed nominee for election as a director of Dayton nor any associate or affiliate of the foregoing persons had since the commencement of Dayton's last financial year any material interest, direct or indirect, in any transactions which materially affected or would materially affect Dayton.

Management Contracts

Other than as described elsewhere in this Circular, Dayton has not entered into any management contracts.

Share Performance Graph

The following graph compares Dayton's five year (to December 31, 2001) cumulative shareholder return on a $100 investment in its common shares (made December 31, 1996) to the cumulative return of an investment in the TSE 300 Index ("TSE 300").


Comparative Performance
DAYTON
TSE300
$200
$150
$100
$50
$0
1996
1997
1998
1999
2000
2001

Documents Incorporated by Reference

The following documents filed by Dayton with the various securities regulatory authorities in each of the provinces and territories of Canada and with the SEC, are specifically incorporated by reference and form an integral part of this Circular:

(a) Dayton's audited financial statements for the year ended December 31, 2001 and the auditor's report thereon, together with Management's Discussion and Analysis contained therein which are attached to this Circular as Appendix H; and

(b) Dayton's Form 20-F for the year ended December 31, 2001 filed with the SEC which is attached to this Circular as Appendix I.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Circular to the extent that a statement contained herein modifies or supersedes that statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Circular.

The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an admission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

Interest of Certain Persons in Matters to be Acted Upon

Other than as described elsewhere in this Circular, no person who has been a director or senior officer of Dayton since the beginning of the last financial year, nor any proposed nominee for election as a director of Dayton, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meetings, other than the election of the directors.

PART IV: THE COMPANY RESULTING FROM THE AMALGAMATION

General

By operation of law, upon completion of the Amalgamation, all of the operations, assets and liabilities of each of Pacific Rim and Dayton will be assumed by a new company - Amalco - and each of Dayton and Pacific Rim will cease to exist. Amalco will continue to carry on the business and exploration activities currently carried on by Dayton and Pacific Rim and conduct its affairs in the ordinary course of business. Accordingly, Amalco will be subject to the same risk factors associated with the current business of Dayton and Pacific Rim. For a discussion of the business, assets and operations of Dayton see "Part III: Information Concerning Dayton" and Item 4 – "Information on the Company" in Dayton's Form 20-F attached as Appendix I to this Circular. For a discussion of the business, assets and operations of Pacific Rim see "Part II: Information Concerning Pacific Rim". For a discussion of the risks associated with the business of Dayton and Pacific Rim see Item 3 – "Key Information" in Dayton's Form 20-F attached to this Circular as Appendix I and "Risk Factors" under "Part II: Information Concerning Pacific Rim", respectively.

Description of Amalco Shares

The share capital of Amalco will consist of 1,000,000,000 common shares without par value, of which 78,276,794 will be issued and outstanding. The number of Amalco Shares to be issued is, however, subject to reduction to the extent that any Dayton Shares or Pacific Rim Shares are purchased as a result of dissent proceedings under the *Company Act*. See "Right of Dissent" under "Part I: The Amalgamation".

All of the Amalco Shares will be fully paid and not subject to any future call or assessment. All of the Amalco Shares will rank equally as to voting rights, participation in a distribution of the assets of Amalco on a liquidation, dissolution or winding-up of Amalco and the entitlement to dividends. The Amalco Shareholders will be entitled to receive notice of all shareholder meetings and to attend and vote at such meetings. Each Amalco Share will carry with it the right to one vote. There will be no pre-emptive rights or conversion rights, and no right of redemption or repurchase. Provisions for the creation, modification or variation of the rights attaching to the Amalco Shares are contained in the Articles of Amalco and the *Company Act*.

Corporate Structure of Amalco

On the Effective Date of the Amalgamation, all of the subsidiaries of each of Dayton and Pacific Rim will become subsidiaries of Amalco, such that the overall corporate structure (excluding inactive subsidiaries) will be as represented in the following diagram:



AMALCO ("Pacific Rim Mining Corp.") (British Columbia, Canada)
100%
Pac Rim Cayman (Caymans)
100%
Pac Rim Caribe III (Caymans)
100%
International Pacific Rim S.A. (Argentina)
100%
Pacific Rim Exploration Inc. (Nevada)
100%
Dayton Mining (U.S.) Inc. (Nevada, United States)
49%
Denton-Rawhide Joint Venture (Nevada)
100%
DMC Cayman Inc. (Cayman Islands, BWI)
100%
Andacollo Gold Inc. (Cayman Islands, BWI)
100%
La Serena Inc. (Cayman Islands, BWI)
99.5%
0.5%
100%
Dayton Chile Exploraciones Mineras Limitada (Chile)
Compania (1) Minera Dayton (Chile)
100%
Dayton Acquisitions Inc. (British Columbia, Canada)
449200 B.C. Ltd. (British Columbia, Canada)
50%
50%
0.1%
99.9%
Kinross El Salvador S.A. De C.V. (El Salvador)
Recursos Salvador Enos S.A. de C.V. (El Salvador)

Note:
(1) CMD is operating under Chilean court protection and therefore CMD will not be under managerial control of Amalco.

Corporate Name and Fiscal Year End

Amalco will continue operating under the name "Pacific Rim Mining Corp." It is currently anticipated that the Amalgamation will be effective on or around April 11, 2002 and Amalco will retain Pacific Rim's year-end of April 30. As such, it is anticipated that the first annual general meeting of Amalco will be held no later than October 2002. Pacific Rim and Dayton intend to amend the provisions of the Amalgamation Agreement to reflect these changes from what is currently provided.

Auditors, Registrar and Transfer Agent of Amalco

The auditors of Amalco will be Staley, Okada, Chandler & Scott, Chartered Accountants, Suite 221–20316 56th Avenue, Langley, British Columbia, V3A 3Y7. The registrar and transfer agent of Amalco will be Computershare Trust Company of Canada, 2nd Floor, 510 Burrard Street, Vancouver, B.C., V6C 3B9.

Stock Option Plan and Pro-Forma Amalco Stock Options

Each of Dayton and Pacific Rim currently have in place stock option plans pursuant to which options are granted to directors, officers, employees and other eligible individuals. As at February 26, 2002 there were 2,008,300 outstanding Dayton Stock Options to purchase up to an aggregate of 2,008,300 Dayton Shares granted under Dayton's Stock Option Plan. On March 26, 2002, 300 of these options will expire and therefore on the Effective Date there will be 2,008,000 outstanding Dayton Stock Options. Pursuant to the Amalgamation, these Dayton Stock Options will be exchanged for Amalco Stock Options at a ratio of 1.76 Amalco Stock Options for each Dayton Stock Option held. As at February 26, 2002 there were 3,299,200 outstanding Pacific Rim Stock Options to purchase 3,299,200 Pacific Rim Shares granted under Pacific Rim's Incentive Stock Option Plan. Certain Pacific Rim optionholders have agreed to allow in the aggregate 1,168,400 Pacific Rim Stock Options to lapse without exercise. The remaining 2,130,800 outstanding Pacific Rim Stock Options will be exchanged for Amalco Stock Options on the basis of one Amalco Stock Option for each Pacific Rim Stock Option held.

Assuming no further stock options are issued or cancelled by Dayton or Pacific Rim or exercised by the optionees prior to the Effective Date of the Amalgamation, there will be outstanding, as of the Effective Date of the Amalgamation, 5,664,880 Amalco Stock Options to purchase 5,664,880 Amalco Shares.

Following the Amalgamation, Amalco will adopt Dayton's Stock Option Plan which, for the purposes of this Circular, will be referred to as the Amalco Stock Option Plan. All outstanding Amalco Stock Options previously granted under the Dayton Stock Option Plan and all future stock options granted by Amalco will be governed by the terms of the Amalco Stock Option Plan. The terms of the Amalco Stock Option Plan will be identical to the terms of the Dayton Stock Option Plan. For a description of the Dayton Stock Option Plan refer to "Stock Option Plan" under "Part III: Information Concerning Dayton".

All outstanding Amalco Stock Options previously granted under Pacific Rim's Incentive Stock Option Plan will remain governed by the terms of the Pacific Rim Incentive Stock Option Plan, which will remain in force solely for that purpose. No further stock options may be granted under the Pacific Rim Incentive Stock Option Plan.

Amalco may grant stock options under the Amalco Stock Option Plan immediately following the Effective Date of the Amalgamation provided that, in accordance with the rules and policies of the TSE, these stock options may not be exercised until the Amalco Shareholders approve an increase to the maximum number of Amalco Shares reserved for issuance under the Amalco Stock Option Plan at Amalco's first annual general meeting.

Shareholder Rights Plan

It is the present intent of Pacific Rim to, subject to approval of the Pacific Rim Shareholders, terminate the Pacific Rim Shareholder Rights Plan on the Effective Date. Accordingly, Amalco will not, as at the Effective Date, have a shareholder rights plan in place. The board of directors of Amalco may, subsequent to the Effective Date, determine to implement a shareholder rights plan for Amalco, subject to the approval of the Amalco Shareholders.

Board of Directors

Following completion of the Amalgamation the Amalco board of directors and management will be as described in the following table:

Name, Position and Residence	Principal Occupation or Employment	Director Since	No. of shares(9)
William H. Myckatyn Chairman and Director Vancouver, British Columbia	Chairman, President & CEO of Dayton, June 1998 to present; Director of Pacific Rim Mining Corp. and First Point Minerals Corporation; President and CEO of Princeton Mining Corporation from 1997 to 1998.	Effective Date	54,360(1)
Thomas C. Shrake Chief Executive Officer and Director Reno, Nevada, U.S.A.	Chief Executive Office and Director of Pacific Rim, February 1997 to present.	Effective Date	77,100(2)
Catherine A. McLeod-Seltzer President and Director West Vancouver, British Columbia	President and Director of Pacific Rim, February 1997 to present; Director of Francisco Gold Corporation, Corriente Resources Inc., Miramar Mining Corporation, Silver Standard Resources, Madison Enterprises Inc. and Eveolution Ventures Inc.	Effective Date	617,500(3)
Robert M. Buchan Director Toronto, Ontario	Chairman and CEO of Kinross Gold Corporation (a mining company), 1993 to present.	Effective Date	17,606,049(4)

Name, Position and Residence	Principal Occupation or Employment	Director Since	No. of shares[9]
David K. Fagin Director Englewood, Colorado	Investor; Director, President, Western Exploration and Development Ltd., 1997 to 2000; Director, Golden Star Resources Ltd. (a mining company), 1992 to present; Director, Canyon Resources Corporation (a mining company) 2000 to present; Director of various mutual funds of T. Rowe Price Group, (a mutual fund company), 1987 to present; Director, Miranda Mining Company, 2002 to present.	Effective Date	Nil[5]
Anthony J. Petrina Director Vancouver, British Columbia	Chairman and Director of Pacific Rim, 1997 to present; Director, Miramar Mining Corp., January 1995 to present; Director, TimberWest Forest Corp., June 1997 to present.	Effective Date	Nil[6]
F. John Norman Controller Vancouver, British Columbia	Controller of Dayton, May, 2000 to present; Administrative Consultant, 1998 to 2000; Treasury Analyst, Boliden Westmin (Canada) Limited (a mining company), March 1998 to August 1998; and Treasurer, Westmin Resources Limited (a mining company), 1997 to March 1998.	N/A	Nil[7]
Kathryn Church Secretary and Vice-President Administration Vancouver, British Columbia	Corporate Secretary of Pacific Rim, 1997 to present.	N/A	300[8]

Notes:

(1) Excludes options to purchase 880,000 common shares at $1.36 per share, 330,000 common shares at $1.06 per share, 616,000 common shares at $0.54 per share, 60,000 common shares at $0.88 per share and 111,000 common shares at $0.29 per share.

(2) Excludes options to purchase 200,000 common shares at $0.88 per share and 387,000 common shares at $0.29 per share.

(3) Excludes options to purchase 88,000 common shares at $1.36 per share, 35,200 common shares at $0.54 per share, 200,000 common shares at $0.88 per share and 441,000 common shares at $0.29 per share.

(4) Mr. Buchan is a director and executive of Kinross Gold Corporation which will directly own 17,606,049 shares of Amalco. Excludes options to purchase 88,000 common shares at $0.54 per share.

(5) Excludes options to purchase 88,000 common shares at $1.36 per share and 35,200 common shares at $0.54 per share.

(6) Excludes options to purchase 60,000 common shares at $0.88 per share and 109,000 common shares at $0.29 per share.

(7) Excludes options to purchase 79,200 common shares at $0.54 per share.

(8) Excludes options to purchase 6,000 common shares at $0.88 per share and 53,000 common shares at $0.29 per share.

(9) This information is furnished by the individual directors and officers. Presented on a pro-forma basis.

Pro Forma Consolidated Capitalization

The following table sets forth the pro forma capitalization of Amalco after giving effect to the Amalgamation and the transactions contemplated pursuant thereto as if the Amalgamation had occurred on December 31, 2001.

This table should be read in conjunction with the Pacific Rim and the Dayton consolidated financial statements (including the notes thereto) attached to this Circular in Appendices G and H, respectively, and the pro forma unaudited financial statements (including the notes thereto) attached to this Circular in Appendix F.

The number of shares of Amalco was determined as follows:

Company	Number of Shares	Exchange Ratio	Amalco Shares	Dollar Amount (in thousands of US$)
Pacific Rim shares	23,498,600	1 for 1	23,498,600	$2,780
Dayton shares	31,123,974	1 for 1.76	54,778,194	$53,810
Totals			78,276,794	$56,590

RESPONSIBILITY FOR INFORMATION

Pacific Rim has provided the information contained in this Circular concerning Pacific Rim prior to the Amalgamation including, its business, assets and operations, including the information incorporated be reference, its financial information and financial statements. Dayton has provided the information contained in this Circular concerning Dayton prior to the Amalgamation including, its business, assets and operations, including the information incorporated by reference, its financial information and financial statements. All pro-forma information in this Circular relating to Amalco following the Amalgamation has been supplied by both Dayton and Pacific Rim.

Pacific Rim assumes no responsibility for the accuracy or completeness of information concerning Dayton, nor for any omission on the part of Dayton to disclose facts or events which may affect the accuracy of any such information. Dayton assumes no responsibility for the accuracy or completeness of information concerning Pacific Rim, nor for any omission on the part of Pacific Rim to disclose facts or events which may affect the accuracy of any such information.

CERTIFICATION OF PACIFIC RIM

The undersigned hereby certify that the contents and the sending of this Circular to the Pacific Rim Shareholders has been approved by the Pacific Rim Board. To the extent that the foregoing relates to Pacific Rim, the foregoing contains no untrue statement of material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED at Vancouver, British Columbia on February 28, 2002.

"Thomas Shrake"
Thomas Shrake,
Chief Executive Officer

"Catherine McLeod-Seltzer"
Catherine McLeod-Seltzer
Chief Financial Officer

CERTIFICATION OF DAYTON

The undersigned hereby certify that the contents and the sending of this Circular to the Dayton Shareholders has been approved by the Dayton Board. To the extent that the foregoing relates to Dayton, the foregoing contains no untrue statement of material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED at Vancouver, British Columbia on February 28, 2002.

"William H. Myckatyn"
William H. Myckatyn,
Chief Executive Officer

"F. John Norman"
F. John Norman
Controller

APPENDIX A

Dayton Shareholders Resolution Relating to Approval and Adoption of Amalgamation Agreement

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1. the amalgamation agreement dated January 8, 2002 and made between Dayton Mining Corporation ("Dayton") and Pacific Rim Mining Corp. ("Pacific Rim") pursuant to section 248 of the *Company Act* (British Columbia) (the "Amalgamation Agreement") be and is hereby approved and adopted;

2. any one director or one officer of Dayton be, and is hereby authorized, empowered and instructed, acting for, in the name of and on behalf of Dayton, to execute or cause to be executed, under seal of Dayton or otherwise, and to deliver or to cause to be delivered, all such documents, agreements and instruments and to do or to cause to be done all such other acts and things as such one director or one officer of Dayton shall determine to be necessary or desirable in order to carry out the intent of this resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of such action or thing; and

3. notwithstanding the passage of this resolution by the members of Dayton, the board of directors of Dayton, without further notice to or approval of the members of Dayton, may decide not to proceed with the amalgamation of Dayton and Pacific Rim pursuant to the Amalgamation Agreement (the "Amalgamation") or may revoke this resolution at any time prior to the completion of the Amalgamation.

APPENDIX B

Pacific Rim Shareholders Resolution Relating to Approval and Adoption of Amalgamation Agreement

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1. the amalgamation agreement dated as of January 8, 2002 and made between Pacific Rim Mining Corp. ("Pacific Rim") and Dayton Mining Corporation ("Dayton") pursuant to section 248 of the *Company Act* (British Columbia) (the "Amalgamation Agreement") be and is hereby approved and adopted;

2. any one director or one officer of Pacific Rim be, and is hereby authorized, empowered and instructed, acting for, in the name of and on behalf of Pacific Rim, to execute or cause to be executed, under seal of Pacific Rim or otherwise, and to deliver or to cause to be delivered, all such documents, agreements and instruments and to do or to cause to be done all such other acts and things as such one director or one officer of Pacific Rim shall determine to be necessary or desirable in order to carry out the intent of this resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of such action or thing; and

3. notwithstanding the passage of this resolution by the members of Pacific Rim, the board of directors of Pacific Rim, without further notice to or approval of the members of Pacific Rim, may decide not to proceed with the amalgamation of Dayton and Pacific Rim pursuant to the Amalgamation Agreement (the "Amalgamation") or may revoke this resolution at any time prior to the Amalgamation becoming effective.

APPENDIX C

Amalgamation Agreement

THIS AGREEMENT made as of the 8th day of January, 2002.

AMONG:

DAYTON MINING CORPORATION, a corporation organized under the laws of the Province of British Columbia ("**Dayton**")

AND:

PACIFIC RIM MINING CORP., a corporation organized under the laws of the Province of British Columbia ("**Pacific Rim**")

WHEREAS Dayton and Pacific Rim wish to amalgamate and continue as one corporation under the provisions of the *Company Act* (British Columbia) and in accordance with the terms and conditions hereof.

NOW THEREFORE THIS AGREEMENT WITNESSES THAT in consideration of the covenants and agreements contained herein, the parties hereto agree as follows:

ARTICLE I
INTERPRETATION

1.1 **Definitions.** In this Agreement, the following words and terms shall have the following meanings:

"Acquisition Proposal" means any inquiries or proposals regarding any merger, amalgamation, takeover bid, sale of substantial assets, sale of treasury shares or similar transactions;

"Amalco" or **"Corporation"** means the corporation continuing from the Amalgamation of the Amalgamating Corporations;

"Amalco Shares" means the common shares without par value in the capital of Amalco;

"Amalco Stock Option Plan" means the stock option and stock bonus plan of Amalco, to be adopted by Amalco following the Amalgamation, which plan, subject to Exchange approval, shall be on substantially the same terms as the Dayton Stock Option Plan.

"Amalco Stock Options" means options to purchase Amalco Shares issued pursuant to section 2.11;

"Amalgamation" means the amalgamation of the Amalgamating Corporations provided for in Article 2;

"Amalgamation Agreement" or **"Agreement"** means this Amalgamation Agreement and includes the Schedule attached hereto;

"Amalgamating Corporations" means Dayton and Pacific Rim and **"Amalgamating Corporation"** means either of them as the context may require;

"BCCA" means the *Company Act*, R.S.B.C. 1996, c. 62 as enacted or as the same has been or may from time to time be amended or re-enacted;

"Board" or **"Board of Directors"** means the board of directors of Amalco;

"Certificate of Amalgamation" means the Certificate of Amalgamation issued pursuant to the BCCA with respect to the Amalgamation;

"Court" means the Supreme Court of British Columbia;

"Dayton Common Shares" means the common shares without par value in the capital of Dayton;

"Dayton Information Circular" means the information circular of Dayton prepared in connection with the Dayton Meeting, including the exhibits thereto;

"Dayton Meeting" means the annual and extraordinary general meeting of the members of Dayton at which this Agreement and the Amalgamation are to be approved by a Special Resolution;

"Dayton Stock Option Plan" means the stock option and stock bonus plan of Dayton dated April 28, 1999, as amended, under which Dayton Stock Options and stock bonuses are issued from time to time;

"Dayton Stock Options" means options to purchase Dayton Common Shares issued from time to time under the Dayton Stock Option Plan and exchangeable in accordance with section 2.11;

"Diablillos Property Agreement" the agreement made as of November 1, 2001 under which Pacific Rim agrees to sell its indirect interest in its Diablillos silver-gold project to Silver Standard Resources Inc. through the sale of Salta Gold Ltd. and Pacific Rim Mining Corporation Argentina S.A.;

"Effective Date" or **"Effective Date of the Amalgamation"** means the date set forth in the Certificate of Amalgamation;

"Exchanges" means the TSE and the American Stock Exchange;

"Final Order" means the order of the Court approving the Amalgamation under Section 249 of the BCCA;

"Memorandum and Articles of Amalco" means the memorandum of association and articles of Amalco in the form attached hereto as Schedule A;

"Ordinary Resolution" has the meaning set forth in the BCCA;

"Pacific Rim Common Shares" means the common shares without par value in the capital of Pacific Rim;

"Pacific Rim Information Circular" means the information circular of Pacific Rim prepared in connection with the Pacific Rim Meeting including the exhibits thereto;

"Pacific Rim Meeting" means the special meeting of the members of Pacific Rim at which this Agreement and the Amalgamation are to be approved by a Special Resolution;

"Pacific Rim Stock Options" means options to purchase Pacific Rim Common Shares issued from time to time prior to the date hereof and exchangeable in accordance with section 2.11;

"Special Resolution" has the meaning set forth in the BCCA;

"subsidiary" and **"subsidiaries"** have the meanings ascribed to them in the BCCA;

"Superior Proposal" means an unsolicited *bona fide* written Acquisition Proposal which the board of directors of the party receiving such proposal determines in good faith after consultation with its financial advisors would, if consummated in accordance with its terms, result in a transaction more favourable to the members of the party receiving the proposal than the transaction contemplated by this Agreement;

"Trustee" means Computershare Trust Company of Canada; and

"TSE" means The Toronto Stock Exchange.

1.2 **Interpretation Not Affected by Headings, etc.** The division of this Agreement into articles, sections and paragraphs and the insertion of headings are for convenience only and shall not affect the construction or interpretation of this Agreement. The terms "this Agreement", "hereof", "herein" and "hereunder" and similar expressions refer to this Agreement and not to any particular article, section, paragraph or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.

1.3 **Number, etc.** Words importing the singular number only shall include the plural and vice versa, words importing the use of any gender shall include all genders and words importing persons shall include individuals, partnerships, associations, trusts, unincorporated organizations and corporations and vice versa.

1.4 **BCCA Defined Terms.** Any word or term used in this Agreement which is defined in the BCCA and not otherwise defined herein shall have the same meaning herein as in the BCCA.

1.5 **Schedules.** The following Schedules are annexed hereto and form an integral part hereof:

Schedule A – Memorandum and Articles of Amalco
Schedule B – Pacific Rim Stock Options
Schedule C – Dayton Stock Options

ARTICLE II
AMALGAMATION

2.1 **Agreement to Amalgamate.** The Amalgamating Corporations agree to amalgamate under the provisions of the BCCA and continue as one corporation upon the terms and conditions hereinafter set forth.

2.2 **Name.** The name of Amalco shall be "Pacific Rim Mining Corp." as approved by the Registrar of Companies for British Columbia pursuant to section 247 of the BCCA.

2.3 **Memorandum and Articles.** The Memorandum and Articles of Amalco, as approved in writing by the Registrar of Companies for British Columbia pursuant to section 248 of the BCCA, are annexed hereto as Schedule A.

2.4 **Registered and Records Office.** The registered and records office of Amalco, until changed in accordance with the provisions of the BCCA and the articles of Amalco, shall be P.O. Box 49314, Suite 2600, Three Bentall Centre, 595 Burrard Street, Vancouver, British Columbia, V7X 1L3.

2.5 **Directors.** The number of directors of Amalco, until changed in accordance with the provisions of the BCCA and the articles of Amalco, shall be determined at six directors. The full name, resident address and occupation of the first directors of Amalco shall be as follows:

Name	Address	Occupation
Catherine McLeod-Seltzer	6945 Hycroft Road West Vancouver, BC V7W 2K6	Businessperson
Thomas C. Shrake	80 Yellow Pine Circle Reno, Nevada USA 89511	Businessperson
William Myckatyn	1002-1099 Marinaside Cr. Vancouver, B.C. V6Z 2Z3	Businessperson

Name	Address	Occupation
Robert Buchan	181 Teddington Park Avenue Toronto, ON M4N 2C7	Businessperson
David Fagin	33 Glenmoor Drive Englewood, CO USA 80110	Businessperson
Anthony Petrina	307 - 1311 Beach Avenue Vancouver, BC V6E 1Y6	Businessperson

The first directors shall hold office until the first annual general meeting of the members of Amalco or until such earlier time when successors are elected or appointed in accordance with the provisions of the BCCA and the articles of Amalco.

2.6 **Directors To Continue Operations.** The directors set forth in section 2.5 shall carry on and continue the management and operation of Amalco in such manner as they shall determine, subject to and in accordance with the articles of Amalco and the provisions of the BCCA.

2.7 **Officers.** The full names, resident addresses and offices of the officers of Amalco, until others are appointed in their place, shall be as follows:

Name	Address	Office
William Myckatyn	1002-1099 Marinaside Cr. Vancouver, B.C. V6Z 2Z3	Chairman
Catherine McLeod-Seltzer	6945 Hycroft Road West Vancouver, BC V7W 2K6	President
Thomas C. Shrake	80 Yellow Pine Circle Reno, Nevada USA 89511	Chief Executive Officer
Kathryn Church	14614 87A Ave. Surrey, B.C. V3S 6M5	Secretary and Vice-President Administration

Name	Address	Office
F. John Norman	5497 Monte Bre Crescent West Vancouver, BC V7W 3B1	Controller

2.8 **Financial Year End.** The financial year end of Amalco, until changed by the directors of Amalco, shall be December 31st in each year.

2.9 **First Annual General Meeting.** The first annual general meeting of Amalco shall be held in the month of April, 2003, or earlier.

2.10 **Share Exchange.** The manner in which Pacific Rim Common Shares and Dayton Common Shares shall be exchanged for shares of Amalco under the Amalgamation shall be as follows:

(a) each issued and outstanding Pacific Rim Common Share shall be exchanged for one Amalco Share; and

(b) each issued and outstanding Dayton Common Share shall be exchanged for 1.76 Amalco Shares.

2.11 **Option Exchange.** The outstanding Pacific Rim Options and Dayton Stock Options shall be exchanged for Amalco Stock Options in the same manner as prescribed for shares in section 2.10, such that on the Effective Date Amalco will issue an aggregate of 2,130,800 Amalco Stock Options to the holders of Pacific Rim Stock Options in the amounts set forth in the attached Schedule B, and a total of 3,534,080 Amalco Stock Options to the holders of Dayton Stock Options in the amounts set forth in Schedule C.

2.12 **Pacific Rim Transmittal Letters.** Forthwith after the Effective Date, Amalco shall cause the Trustee to send (by first class mail) to each person who was a holder of Pacific Rim Common Shares immediately prior to the Effective Date at his address shown on Pacific Rim's register of members, a transmittal letter specifying the number of Amalco Shares the person is entitled to pursuant to the Amalgamation and shall request those persons to, and they shall, surrender for cancellation the share certificates representing their Pacific Rim Common Shares held immediately prior to the Effective Date. As the certificates representing Pacific Rim Common Shares together with properly completed transmittal letters are received, Amalco shall cause the Trustee to mail (by first class mail) the certificates representing the Amalco Shares to which such person is entitled. Until such surrender and exchange, the certificates representing Pacific Rim Common Shares held by each such holder shall be evidence of such member's or holder's right to be registered as a member or holder of Amalco Shares.

2.13 **Dayton Transmittal Letters.** Forthwith after the Effective Date, Amalco shall cause the Trustee to send (by first class mail) to each person who was a holder of Dayton Common Shares immediately prior to the Effective Date at his address shown on Dayton's register of members, a transmittal letter specifying the number of Amalco Shares the person is entitled to pursuant to the Amalgamation and shall request those persons to, and they shall, surrender for cancellation the share certificates representing their Dayton Common Shares held immediately prior to the Effective Date. As the certificates representing Dayton Common Shares together with properly completed transmittal letters are received, Amalco shall cause the Trustee to mail (by first class mail) the certificates representing the Amalco Shares to which such person is entitled. Until such surrender and exchange, the certificates representing Dayton Common Shares held by each such holder shall be evidence of such member's or holder's right to be registered as a member or holder of Amalco Shares.

2.14 **Cancellation of Unissued Shares.** The unissued shares of each of the Amalgamating Corporations shall not be exchanged for shares of Amalco.

2.15 **Fractional Shares.** Upon Amalgamation, no fractional Amalco Shares will be issued and any fractional Amalco Share resulting from the application of the exchange set out in section 2.10 will be rounded down to the nearest whole share without payment of any consideration or compensation in respect of such fractional share.

2.16 **Rights and Obligations of Amalco.** From the Effective Date of the Amalgamation, the Amalgamating Corporations shall be amalgamated and shall be continued as one corporation under the name and with the Memorandum and Articles of Amalco. Amalco shall be seized of and shall hold and possess all the property, rights and interests, and shall be subject to all the debts, liabilities and obligations, of each of the Amalgamating Corporations including all deeds of trust and mortgages, debentures, guarantees and other securities heretofore issued by each of the Amalgamating Corporations and the members of each of the Amalgamating Corporations shall be bound by the terms of this Agreement. The rights of creditors against the property, rights and assets of the Amalgamating Corporations and all liens upon their respective property, rights and assets, shall be unimpaired by the Amalgamation, and all debts, contracts, liabilities and duties of each of the Amalgamating Corporations shall henceforth attach to Amalco and may be enforced against it.

2.17 **Legal Proceedings.** No action or proceeding by or against either of the Amalgamating Corporations shall abate or be affected by the Amalgamation but for all purposes of such action or proceeding such Amalgamating Corporation shall be deemed still to exist or Amalco may be substituted in such action or proceeding in the place thereof.

2.18 **Adoption of Agreement.** This Agreement shall be subject to the condition that it be approved by each of the Amalgamating Corporations in the manner required by section 248(4) of the BCCA.

2.19 **Further Assurances.** Each of the Amalgamating Corporations shall execute and deliver and complete any and all other documents or instruments necessary or desirable and do such acts as are necessary or desirable to give full force and effect to the provisions and intent of this Agreement.

2.20 **Application to Court.** If this Agreement is adopted by each of the Amalgamating Corporations as required by the BCCA and by this Agreement, the

Amalgamating Corporations shall, within the time provided in section 249 of the BCCA, jointly apply to the Court for the Final Order. In the application to the Court, the Court will be informed that its approval of this Agreement and the Amalgamation will serve as the basis for an exemption from the registration provisions of the *United States Securities Act of 1933*, as amended (the "1933 Act"). Notice of the time and place of the hearing of the Court application shall be given to each member of the Amalgamating Companies, together with each holder of Pacific Rim Stock Options and Dayton Stock Options, and any other holder of rights to acquire Pacific Rim Common Shares or Dayton Common Shares, advising them that they have the right to appear at the hearing. In determining whether to issue the Final Order, the Court will be required to consider the fairness of the terms and conditions contained herein and the rights and interests of every person affected. Any person who considers this Agreement or the Amalgamation unfairly prejudicial to him shall have the right to apply to the Court to have the Court consider his position and the Court may issue an order prohibiting the Amalgamation or such other order as the Court considers appropriate. In addition, any member of the Amalgamating Companies who disapproves of the Amalgamation shall have the right, in accordance with Sections 249 and 207 of the BCCA, to give notice of dissent to the Amalgamating Company of which it is a member and to have his Pacific Rim Common Shares or Dayton Common Shares, as the case may be, purchased by Amalco if the Amalgamating Companies elect to proceed with the Amalgamation.

2.21 **Effective Date of Amalgamation.** The Amalgamation provided for herein will be effective as of and from the earliest moment of time on the date all requisite documents are filed with the Registrar of Companies.

ARTICLE III
COVENANTS

3.1 **Covenants of Pacific Rim.** Pacific Rim covenants and agrees with Dayton that prior to the Effective Date it shall do, take or perform or refrain from doing, taking and performing such actions and steps as may be necessary or advisable to ensure compliance with the following:

(a) it will not take any action which might, directly or indirectly, interfere or be inconsistent with or otherwise adversely affect the completion of the Amalgamation and, without limiting the generality of the foregoing, it:

(i) will not, directly or indirectly, through any officer, director, employee, representative or agent of Pacific Rim or any of its subsidiaries, solicit or encourage (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) the initiation of an Acquisition Proposal involving Pacific Rim or any of its subsidiaries, provided that nothing contained in this clause 3.1(a)(i) or any other provision of this Agreement shall prevent the board of directors of Pacific Rim from considering, negotiating, approving and recommending to the members of Pacific Rim a Superior Proposal;

(ii) will carry on its business in, and only in, the ordinary course in substantially the same manner as heretofore conducted and, to the extent consistent with such business, use all reasonable efforts to preserve intact its present business organization, licences and permits to the end that its goodwill and business shall be maintained;

(iii) will not declare any dividends on or make any other distributions in respect of its outstanding shares, and will not amend its memorandum or articles;

(iv) will not issue, authorize or propose the issuance of, or purchase or propose the purchase of, any of its shares of any class or securities convertible into or rights, warrants or options to acquire any such shares or other exchangeable or convertible securities, other than the issue of shares pursuant to the exercise of the presently outstanding options described in section 4.3;

(v) will not, without the prior written consent of Dayton, sell, transfer, assign, convey or otherwise dispose of or create any encumbrance on or allow the sale, transfer, assignment, conveyance or disposition of or creation of an encumbrance on any of its assets;

(vi) will not acquire or agree to acquire any assets or acquire or agree to acquire by amalgamating, merging or consolidating with, purchasing substantially all of the assets of or otherwise, any business or any corporation, partnership, association or other business organization or division thereof;

(vii) other than as contemplated herein, will not alter the compensation, benefits or retention plans or arrangements currently in place (including rights upon termination) of any of its officers or employees and will not enter into any new employment or management contract;

(viii) will not guarantee the payment of indebtedness or incur indebtedness for additional borrowed money or issue any debt securities; and

(ix) will not disclose to any person, other than its officers, directors, key employees and professional advisors, confidential information relating to the other parties to this Agreement except: information disclosed in the Pacific Rim Information Circular; required to be disclosed by law; or otherwise known to it or the public;

(b) if it receives any Acquisition Proposal referred to in clause 3.1(a)(i) or an enquiry with respect thereto, it will promptly notify Dayton in writing of all relevant details relating thereto;

(c) it will use all reasonable efforts to do all acts and things as may be necessary or desirable to ensure the successful implementation of the Amalgamation and, without limiting the generality of the foregoing, it will use its best efforts to ensure that the Pacific Rim Information Circular and related documentation to be distributed in connection with the solicitation of proxies by its management for the Pacific Rim Meeting shall comply as to form and substance with the requirements of the laws of all applicable jurisdictions and, without limiting the generality of the foregoing, shall provide the members to which such documents are sent with information in sufficient detail to permit them to form a reasoned judgement concerning the matters before them, and that the information and data relating to it contained therein and provided by it for inclusion in the Dayton Information Circular, shall be true, correct and complete in all material respects and shall not contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading in light of the circumstances in which they were made; and

(d) it will use all reasonable efforts to cause each of the conditions precedent set forth in Article 5 which is within its control to be complied with.

3.2 **Covenants of Dayton.** Dayton covenants and agrees with Pacific Rim that prior to the Effective Date:

(a) it will not, directly or indirectly, through any officer, director, employee, representative or agent of Dayton or any of its subsidiaries, solicit or encourage (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) an Acquisition Proposal involving Dayton or any of its subsidiaries, provided that nothing contained in this paragraph 3.2(a) or other provision of this Agreement shall prevent the board of directors of Dayton from considering, negotiating, approving and recommending to the members of Dayton a Superior Proposal;

(b) it will carry on its business in, and only in, the ordinary course in substantially the same manner as heretofore conducted and, to the extent consistent with such business, use all reasonable efforts to preserve intact its present business organization, licences and permits to the end that its goodwill and business shall be maintained;

(c) it will not, without the prior written consent of Pacific Rim, sell, transfer, assign, convey or otherwise dispose of or create any encumbrance on or allow the sale, transfer, assignment, conveyance or disposition of or creation of an encumbrance on any of its assets other than as provided for in the Compania Minera Dayton creditors plan;

(d) it will not, without the prior written consent of Pacific Rim, acquire or agree to acquire any assets or acquire or agree to acquire by amalgamating, merging or consolidating with, purchasing substantially all of the assets of or otherwise, any business or any corporation, partnership, association or other business organization or division thereof;

(e) it will not disclose to any person, other than its officers, directors, key employees and professional advisors, confidential information relating to the other parties to this Agreement except: information disclosed in any documentation disclosed to Dayton members in connection with obtaining the Dayton Members' Approval; required to be disclosed by law; or otherwise known to it or the public;

(f) it will use all reasonable efforts to do all acts and things as may be necessary or desirable to ensure the successful implementation of the Amalgamation and, without limiting the generality of the foregoing it will use its best efforts to ensure that the Dayton Information Circular and related documentation to be distributed in connection with the solicitation of proxies by its management for the Dayton Meeting shall comply as to form and substance with the requirements of the laws of all applicable jurisdictions, and, without limiting the generality of the foregoing shall provide the members to which such documents are sent with information in sufficient detail to permit them to form a reasoned judgement concerning the matters before them, and that the information and data relating to it contained therein, and provided by it for inclusion in the Pacific Rim Information Circular, shall be true, correct and complete in all material respects and shall not contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading in light of the circumstances in which they were made; and

(g) it will use all reasonable efforts to cause each of the conditions precedent set forth in Article 5 which is within its control to be complied with.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES

4.1 Mutual Representations and Warranties of Dayton and Pacific Rim. Each of Dayton and Pacific Rim represents and warrants to and in favour of the other as follows and acknowledges that the other is relying upon such representations and warranties:

(a) it is duly organized and validly existing under the BCCA and has the corporate power to own or lease its property and assets and to carry on business as now conducted by it, and is duly licenced or qualified as an extra-provincial or foreign corporation in each jurisdiction in which the character of the property and assets now owned by it or the nature of the business as now conducted by it requires it to be so licenced or qualified;

(b) it has the corporate power and authority to enter into this Agreement and, subject to obtaining the requisite approvals contemplated hereby, to perform its obligations hereunder;

(c) this Agreement has been duly executed and delivered by it and constitutes a valid and binding obligation of it enforceable against it in accordance with its terms;

(d) the execution and delivery of this Agreement by it and the completion of the Amalgamation have been duly authorized by its board of directors and do not and will not:

(i) result in the breach of, or violate any term or provision of its memorandum or articles;

(ii) conflict with, result in the breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any agreement, instrument, licence, permit or authority to which it or any of its subsidiaries is a party or is bound, or result in the creation of any encumbrance upon any of its or any of its subsidiaries' assets under any such agreement, instrument, licence, permit or authority, or give to others any interest or right, including rights of purchase, termination, cancellation or acceleration, under any such agreement, instrument, licence, permit or authority, where such conflict, breach, default, acceleration, creation or giving would have a material adverse effect on it or any of its subsidiaries or could reasonably be expected to prevent or materially hinder the completion of the Amalgamation; or

(iii) violate or contravene any provision of any applicable law or regulation or any judicial or administrative award, judgment or decree where such violation or contravention would have a material adverse effect on it or any of its subsidiaries or could reasonably be expected to prevent or materially hinder the completion of the Amalgamation;

(e) its financial statements with respect to Dayton as at and for the nine month period ending September 30, 2001 and, with respect to Pacific Rim, as at and for the six month period ended October 31, 2001, are complete and accurate in all material respects and present fairly its consolidated financial position and the results of its operations as of such dates and throughout such periods in accordance with Canadian generally accepted accounting principles consistently applied, it has no material liabilities (contingent or otherwise) which are not fully reflected in such statements in accordance with Canadian generally accepted accounting principles, and all legal proceedings against it which are required in accordance with the Canadian generally accepted accounting principles to be reflected in its financial statements have been properly reflected therein in accordance with such principles;

(f) its and each of its subsidiaries' books of account and other records, whether of a financial nature or otherwise, have been maintained in accordance with prudent business practices in all material respects, and its and each of its subsidiaries' minute books are true and correct and contain the minutes of all meetings and resolutions of their respective directors and shareholders;

(g) each of it and its subsidiaries is not:

(i) in breach or violation of any of the provisions of its memorandum or articles or similar constating documents, where such breach or violation would have a material adverse effect on it or any of its subsidiaries; or

(ii) in breach or violation of any of the terms or provisions of, or in default under, any indenture, mortgage, deed of trust, loan agreement or other agreement (whether written or oral) or instrument to which it or any of its subsidiaries is a party or by which it or any of its subsidiaries is bound or to which any of their respective properties or assets are subject or any statute or any order, rule or regulation of any court or government or governmental agency or authority having jurisdiction over it or any of its subsidiaries or any of their respective properties or assets, where such breach, violation or default has or may have a material adverse effect on it or any of its subsidiaries;

(h) except as disclosed in writing to the other party prior to the date of this Agreement, there are:

(i) no actions, suits, proceedings or investigations commenced or, to its knowledge, contemplated or threatened against or affecting it or any of its subsidiaries before or by any governmental department, commission, board, bureau, court, agency, arbitrator or instrumentality, domestic or foreign, of any kind; and

(ii) to its knowledge, no existing facts or conditions which may reasonably be expected to be a proper basis for any actions, suits, proceedings or investigations,

which in any case could prevent or materially hinder the completion of the Amalgamation or which could have a material adverse effect on Amalco;

(i) all public filings made by it under applicable Canadian disclosure laws, when taken together, do not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein not misleading in light of the circumstances in which they were made and, in particular, no material fact exists on the date hereof which was not disclosed in such public filings and which if publicly disclosed would reflect that an adverse material change (or an event, condition or state of facts which might reasonably have been expected to give rise to any such change) had occurred in the assets, liabilities, business, operations or capital of it and its subsidiaries taken as a whole;

(j) since September 30, 2001 with respect to Dayton, or October 31, 2001 with respect to Pacific Rim, it and each of its present subsidiaries:

(i) has not amended its memorandum or articles or similar constating documents;

(ii) has conducted its business in the ordinary course of business;

(iii) has not had a material adverse change, financial or otherwise (or any event, condition or state of facts which may reasonably be expected to give rise to such change), in its assets, liabilities, business, operations or capital, excluding any such change, event, condition or state of facts resulting from changes in general economic conditions;

(iv) has not made any change in its accounting principles and practices as theretofore applied including, without limitation, the basis upon which its or any of its subsidiaries' assets and liabilities are recorded on its books and its earnings and profits and losses are ascertained; and

(v) has not declared, paid or set aside for payment any dividend or distribution of any kind in respect of its outstanding shares, nor made any repayments of share capital;

(k) to its knowledge, except to the extent that any violation or other matter referred to in this paragraph does not have a material adverse effect on it:

(i) it and each of its subsidiaries is not in violation of any environmental laws;

(ii) it and each of its subsidiaries has operated its business at all times and has received, handled, used, stored, treated, shipped and disposed of all contaminants without violation of applicable environmental laws;

(iii) there have been no spills, releases, deposits or discharges of hazardous or toxic substances, contaminants or wastes which have not been rectified or are in the process of being rectified on any of the real property owned or leased by it or any of its subsidiaries or under its control or the control of any of its subsidiaries; and

(iv) it and each of its subsidiaries holds all material licences, permits and approvals required under any applicable environmental laws in connection with the operation of its and each of its subsidiaries' businesses and the ownership and use of its and each of its subsidiaries' assets, and all such licences, permits and approvals are in full force and effect;

(l) it and each of its subsidiaries has duly and in a timely manner filed all tax returns, elections, filings and reports required to be filed by it in all applicable jurisdictions and has paid all taxes, levies, assessments, reassessments, penalties, interest and fines due and payable by it on the basis of such tax returns or demands from taxation authorities;

(m) provision has been made, in accordance with Canadian generally accepted accounting principles, in its financial statements referred to in paragraph 4.1(e) for all taxes, governmental charges and assessments, whether relating to income, sales, real or personal property, or other types of taxes, government charges or assessments, including interest and penalties thereon, payable in respect of its business or assets;

(n) there are no material actions, suits or other proceedings or claims in progress or, to its knowledge, pending or threatened against it or any of its subsidiaries in respect of any taxes, governmental charges or assessments and, in particular, there are no currently outstanding material reassessments or written enquiries which have been issued or raised by any governmental authority relating to any such taxes, governmental charges and assessments, and there are no outstanding agreements or waivers extending the statutory period of limitations applicable to any tax return for any period;

(o) it and each of its subsidiaries has withheld or collected and remitted all amounts required to be withheld or collected and remitted by it in respect of any taxes, governmental charges or assessments, and has received no indication or notice of any sort from any governmental authority to the contrary;

(p) it and each of its subsidiaries maintains in effect business, property and liability insurance in connection with its assets and business and liability insurance with respect to claims for personal injury, death and business and liability insurance with respect to claims for personal injury, death or property damage in relation to the operation of its business, all with responsible and reputable insurance companies in such amounts and with such deductibles as are customary in the case of similar companies;

(q) all information furnished by it for inclusion in the Pacific Rim Information Circular or Dayton Information Circular will be, as of the earlier of the date it purports to be given and the date of the Pacific Rim Information Circular or Dayton Information Circular, as the case may be, true and complete in all material respects and will contain no misrepresentation;

(r) it has not been notified of any default of any requirement of securities and corporate laws, regulations, orders, notices and policies in any of the provinces in which it is a reporting issuer; and

(s) other than has as been disclosed to the other party prior to the date hereof, it has not incurred any obligation or liability, contingent or otherwise, for brokerage fees, finder's fees, agent's commissions or similar forms of compensation with respect to the transaction contemplated herein.

4.2 Representations and Warranties of Dayton. Dayton represents and warrants to and in favour of Pacific Rim as follows and acknowledges that Pacific Rim is relying upon such representations and warranties:

(a) Dayton's authorized capital is comprised of 1,000,000,000 Dayton Common Shares and as of the date of this Agreement, there are issued and outstanding (i) 31,123,974 Dayton Common Shares, and (ii) 2,008,300 Dayton Stock Options to purchase up to an aggregate of 2,008,300 of Dayton Common Shares which have not been exercised. The issued and outstanding Dayton Common Shares have been validly authorized and issued and are outstanding as fully paid and non-assessable and the Dayton Stock Options have been duly and validly granted; and

(b) as of the date of this Agreement, there are no outstanding options, warrants or rights to acquire, or securities convertible into or exchangeable for, any shares in the capital of Dayton, other than the options identified in paragraph 4.2(a), and there are no agreements, commitments, understandings or restrictions which require Dayton to issue, sell or deliver any shares in its capital stock except under this Agreement.

4.3 Representations and Warranties of Pacific Rim. Pacific Rim represents and warrants to and in favour of the other parties as follows and acknowledges that the other parties to this agreement are relying upon such representations and warranties:

(a) Pacific Rim's authorized capital is comprised of 100,000,000 Pacific Rim Common Shares and as of the date of this Agreement there are issued and outstanding (i) 23,498,600 Pacific Rim Common Shares, and (ii) 3,299,200 Pacific Rim Stock Options to purchase Pacific Rim Common Shares which have not been exercised. The issued and outstanding Pacific Rim Common Shares have been validly authorized and issued and are outstanding as fully paid and non-assessable and the Pacific Rim Stock Options have been duly and validly granted;

(b) as of the date of this Agreement, there are no outstanding options, warrants or rights to acquire, or securities convertible into or exchangeable for, any shares in the capital of Pacific Rim or any of its subsidiaries other than the Pacific Rim Stock Options identified in paragraph 4.3(a), and there are no agreements, commitments, understandings or restrictions which require Pacific Rim or any of its subsidiaries to issue, sell or deliver any shares in its capital stock;

(c) except as disclosed in writing to Dayton prior to the date of this Agreement, it and each of its subsidiaries does not have any employment contracts, whether written or oral, which cannot be terminated without cause by it upon giving such notice as may be required by law and without the payment of any bonus, damages or penalty;

(d) the authorized capital of Pacific Rim Exploration Inc. is comprised of 25,000 shares with no par value, of which one share is issued and outstanding and Pacific Rim is the registered and beneficial shareholder of such share, free and clear of all liens, charges or other encumbrances and no person has any right, contingent or otherwise, to acquire the issued or unissued shares of Pacific Rim Exploration Inc.;

(e) the authorized capital of Pac Rim Cayman is comprised of US$50,000 divided into 50,000 shares of a nominal or par value of US$1.00 each, of which two (2) shares are issued and outstanding and Pacific Rim is the registered and beneficial shareholder of such shares, free and clear of all liens, charges or other encumbrances and no person has any right, contingent or otherwise, to acquire the issued or unissued shares of Pacific Rim Cayman;

(f) the authorized capital of Pac Rim Caribe is comprised of US$50,000 divided into 50,000 shares of a nominal or par value of US$1.00 each, of which one share is issued and outstanding and Pac Rim Cayman is the registered and beneficial shareholder of such share, free and clear of all liens, charges or other encumbrances and no person has any right, contingent or otherwise, to acquire the issued or unissued shares of Pac Rim Caribe;

(g) the authorized capital of Pac Rim Caribe III is comprised of US$50,000 divided into 50,000 shares of a nominal or par value of US$1.00 each, of which two (2) shares are issued and outstanding and Pac Rim Cayman is the registered and beneficial shareholder of such shares, free and clear of all liens, charges or other encumbrances and no person has any right, contingent or otherwise, to acquire the issued or unissued shares of Pac Rim Caribe III;

(h) the authorized capital of International Pacific Rim S.A. is comprised of $1,839,696 Pesos of Argentina divided into 1,839,696 non endorsable nominative common shares, with a nominal value of one Peso each, of which 1,839,696 shares are issued and outstanding of which Pac Rim Caribe III is the registered and beneficial shareholder of 1,838,996 of such shares and Jorge R. Brito is the registered and beneficial shareholder of 700 of such shares, free and clear of all liens, charges or other encumbrances and no person has any right, contingent or otherwise, to acquire the issued or unissued shares of International Pacific Rim S.A.;

(i) the authorized capital of Minera Pacific Rim S.A. de C.V. is comprised of $50,000 Mexican Pesos divided into 50,000 shares of a nominal or par value of $1.00 Mexican Peso each, of which 50,000 shares are issued and outstanding, of which Pac Rim Caribe is the registered and beneficial shareholder of 49,998 of such shares, Catherine McLeod-Seltzer and Thomas C. Shrake, are the registered and beneficial shareholders of one of such shares each, all free and clear of all liens, charges or other encumbrances and no person has any right, contingent or otherwise, to acquire the issued or unissued shares of Minera Pacific Rim S.A. de C.V.;

(j) the authorized capital of Minera Pacific Rim Peru S.A.C. is comprised of S/.12,000 divided into 12 shares with a par value of S/.1,000 each, of which 12 shares are issued and outstanding and Pac Rim Caribe is the registered and beneficial shareholder of 11 of such shares and Albrerto Musso Vento is the registered and beneficial shareholder of one such share, free and clear of all liens, charges or other encumbrances and no person has any right, contingent or otherwise, to acquire the issued or unissued shares of Minera Pacific Rim Peru S.A.C.;

(k) the authorized capital of Exploradora Pacrim Peru S.A.C. is comprised of S/.12,000 divided into 12 shares with a par value of S/.1,000 each, of which 12 shares are issued and outstanding and Pac Rim Caribe is the registered and beneficial shareholder of 11 of such shares and Albrerto Musso Vento is the registered and beneficial shareholder of one such share, free and clear of all liens, charges or other encumbrances and no person has any right, contingent or otherwise, to acquire the issued or unissued shares of Exploradora Pacrim Peru S.A.C.; and

(l) the Diablillos Property Agreement has been executed and the transactions contemplated thereby were completed on December 14, 2001.

ARTICLE V
CONDITIONS PRECEDENT

5.1 Mutual Conditions. The respective obligations of the parties to consummate the Amalgamation shall be subject to the satisfaction of the following conditions:

(a) the Amalgamation and this Agreement shall have been approved by the members of each of the Amalgamating Corporations by a Special Resolution in accordance with the BCCA and the Court shall have made the Final Order;

(b) there shall not be in force any order or decree restraining or enjoining the consummation of the Amalgamation;

(c) the Amalgamating Corporations shall have obtained all consents, approvals and authorizations required or necessary in connection with the transactions contemplated herein on terms and conditions reasonably satisfactory to the Amalgamating Corporations;

(d) the Exchanges shall have conditionally approved the listing of the Amalco Shares to be issued to the holders of Dayton Common Shares and Pacific Rim Common Shares, the listing of the Amalco Shares issuable under the Amalco Stock Option Plan, and the issuance of Amalco Stock Options to the former holders of Pacific Rim Stock Options and Dayton Stock Options in accordance with section 2.11, subject to compliance with the usual requirements of the Exchanges; and

(e) there shall not be in force any cease trade orders by any regulatory body or any other impediment to the general free tradability of the Amalco Shares to be issued upon the Amalgamation:

(i) in Canada by Canadian residents who are not affiliates (as such term is used in the 1933 Act) of Amalco, Pacific Rim or Dayton other than any restrictions imposed under Provincial securities legislation relating to sales of securities from the holdings of "control persons", market preparations and consideration payments; and

(ii) in the United States, subject only to any restrictions imposed by Rules 144 and 145 under the 1933 Act relating to resales by "affiliates" of Amalco, Pacific Rim or Dayton.

The foregoing conditions precedent shall be for the mutual benefit of the parties and may not be waived in whole or in part unless waived by each of them.

5.2 Other Conditions. The obligation of the parties to consummate the Amalgamation is subject to the satisfaction, on or before the Effective Date, of the following conditions precedent (which conditions precedent are hereby acknowledged to be inserted for such party's exclusive benefit), any of which may be waived by it without prejudice to its right to rely on any other condition precedent:

(a) each of the covenants, acts and undertakings of the other party to be observed or performed on or before the Effective Date pursuant to the terms of this Agreement shall have been duly observed or performed by the other party;

(b) the other party shall have furnished it with certified copies of the resolutions duly passed by the directors of the other party and by the members of the other party approving this Agreement;

(c) the representations and warranties of the other party contained in Article 4 hereof shall be true and correct in all material respects immediately prior to the Effective Date with the same effect as though such representations and warranties had been made at and as of such time and each party shall have received a certificate from the other party to that effect, dated the day preceding the Effective Date, signed by a senior officer of such party and it shall have no knowledge to the contrary;

(d) from the date of this Agreement to the Effective Date, there shall not have occurred any material adverse change (or any event, condition or state of facts which may reasonably be expected to give rise to any such change) in the assets, liabilities, business, operations or capital of the other party;

(e) there is no action prior to the Effective Date by any person, including a governmental or regulatory authority, that results in a material adverse change in the affairs of the other party or the required approval of a governmental or regulatory authority or any court not being obtained;

(f) all agreements shall have been entered into or consents obtained so as to ensure that the completion of the transactions contemplated hereby does not constitute, with notice or lapse of time or both or otherwise, an event of default by any of the parties;

(g) the other party shall have furnished it with a legal opinion from Canadian counsel in form and content satisfactory to the party and its counsel, acting reasonably;

(h) Dayton and Pacific Rim shall have each completed their respective due diligence on the other party and their subsidiaries to each of Dayton and Pacific Rim's satisfaction, acting reasonably, provided that this condition shall be removed or waived by each of Dayton and Pacific Rim, on or before January 31, 2002;

(i) the other party shall have furnished it with a certificate of a senior officer of such party certifying that the representations and warranties of that party are true and correct as of the Effective Date;

5.3 Conditions for the Benefit of Dayton. The obligation of Dayton to complete the transactions contemplated hereby is subject to the satisfaction, on or before the Effective Date, of the following conditions precedent (which conditions precedent are hereby acknowledged to be inserted for Dayton's exclusive benefit), any of which may be waived by it without prejudice to its rights to rely on any other condition precedent:

(a) holders of not more than 5% of the issued and outstanding Pacific Rim Common Shares shall have exercised rights of dissent in relation to the Amalgamation;

(b) Pacific Rim shall have entered into an agreement with each employee of Pacific Rim providing for:

(i) the termination of the employee's employment; or

(ii) the continuation of the employee's employment with Amalco following the Amalgamation (including a waiver of any change of control provision in any employment agreements)

all on terms satisfactory to Dayton, acting reasonably; and

(c) at the Effective Date, the current assets of Pacific Rim shall be equal to or greater than the current liabilities of Pacific Rim.

5.4 Conditions for the Benefit of Pacific Rim. The obligation of Pacific Rim to complete the transactions contemplated hereby is subject to the satisfaction, on or before the Effective Date, of the following conditions precedent (which conditions precedent are hereby acknowledged to be inserted for Pacific Rim's exclusive benefit), any of which may be waived by it without prejudice to its rights to rely on any other condition precedent:

(a) holders of not more than 5% of the issued and outstanding Dayton Common Shares shall have exercised rights of dissent in relation to the Amalgamation;

(b) Dayton shall have entered into an agreement with each employee of Dayton providing for:

(i) the termination of the employee's employment; or

(ii) the continuation of the employee's employment with Amalco following the Amalgamation (including a waiver of any change of control provision in any Dayton employment agreements)

all on terms satisfactory to Pacific Rim, acting reasonably; and

(c) at the Effective Date the current assets of Dayton shall be equal to or greater than the current liabilities of Dayton.

ARTICLE VI
MEMBERS' MEETINGS AND APPROVAL

6.1 Dayton Meeting. Dayton shall mail notice to its members, in accordance with the BCCA and applicable securities laws, of the Dayton Meeting and shall, together with its directors and officers, use its reasonable best efforts to ensure that the required members' approval is obtained.

6.2 Pacific Rim Meeting. Pacific Rim shall mail notice to its members, in accordance with the BCCA and applicable securities laws, of the Pacific Rim Meeting and shall, together with its directors and officers, use its reasonable best efforts to ensure that the required members' approval is obtained.

ARTICLE VII
AMENDMENT AND TERMINATION OF THIS AGREEMENT

7.1 Amendment. This Agreement may, at any time and from time to time before the filing of the Final Order and this Agreement with the Registrar of Companies under the BCCA, be amended by written agreement of the parties hereto without further notice to or authorization on the part of their respective members, and any such amendment may, without limitation:

(a) waive any inaccuracies or modify any representation contained herein or in any document delivered pursuant hereto;

(b) waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the parties hereto; and

(c) amend this Agreement in accordance with or to comply with the directions or requirements of any regulatory authority.

If any amendment agreed upon would, in the opinion of management of the parties with the advice of their respective legal counsel, constitute a materially substantive change hereto requiring notice to and authorization of their respective members, notification thereof shall be given to their respective members and the date of the Pacific Rim Meeting and the Dayton

Meeting may be postponed accordingly in order that such approval might be sought and obtained.

7.2 **Termination**. Notwithstanding the approval of this Agreement by the members of either of Dayton or Pacific Rim, at any time before the issuance of a Certificate of Amalgamation, this Agreement may be terminated:

(a) by any party upon notice to the other parties in the event that any condition set forth in Article 5 becomes incapable of being satisfied and the party or parties for whose benefit the condition is included does not waive such condition;

(b) by any party upon notice to the other parties in the event that the Amalgamation does not become effective on or before April 30, 2002; or

(c) by mutual agreements of the parties, without further action on the part of the members of any of the parties.

7.3 **Termination in the Event of Superior Proposal**. Either Pacific Rim or Dayton may terminate this Agreement at any time prior to the Effective Date if its board of directors have accepted or approved, or recommended acceptance or approval to its respective members of, a Superior Proposal but only if, prior to such termination, the party terminating the Agreement pays to the other party, in immediately available funds, an amount equal to US$250,000.

7.4 **Reimbursement of Fees and Expenses**. Provided each of Dayton and Pacific Rim obtain their respective members' approval, each party shall pay its own direct and indirect costs and expenses paid or incurred by that party in connection with the Amalgamation, including without limitation, all fees and expenses for financial advisors, legal counsel and accountants (collectively, the "Expenses"). If both Dayton and Pacific Rim fail to obtain their respective members' approval the Expenses paid or incurred by both parties in connection with this Agreement will be shared equally by both parties. If either Dayton or Pacific Rim fails to obtain its respective members' approval (that party to be referred to as the "Defaulting Party") and the other party obtains its members' approval (that party to be referred to as the "Non-Defaulting Party"), the Defaulting Party shall immediately reimburse the Non-Defaulting Party for all of the Expenses paid or incurred by the Non-Defaulting Party. The Non-Defaulting Party shall, as soon as practicable after a request by the Defaulting Party for an estimate of such Expenses, provide a calculation and summary of the same to the Defaulting Party.

ARTICLE VIII
NOTICES

8.1 **Addresses**. Any notice which may be required to be given pursuant to any provision of this Agreement shall be given or made in writing and may be given by personal delivery, courier or electronic facsimile transmission, in each case addressed to the recipient as follows:

(a) in the case of Dayton, to

Suite 2393
P.O. Box 49186
595 Burrard Street
Vancouver, British Columbia
V7X 1K8
Attention: President and Chief Executive Officer
Facsimile: (604) 684-1329

(b) in the case of Pacific Rim, to

#860 – 625 Howe Street,
Vancouver, B.C.
V6C 2T6
Attention: Thomas C. Shrake
Facsimile: (604) 689-1978

or such other address as may be designated by notice by any party to the others. Any such notice shall be conclusively deemed to have been given and received on the day of actual delivery thereof.

ARTICLE IX
GENERAL

9.1 Binding Effect. This Agreement shall be binding upon and enure to the benefit of the parties and their respective successors.

9.2 Assignment. No party may assign its rights or obligations under this Agreement without the prior written consent of the other parties.

9.3 Equitable Remedies. All representations and covenants herein as to enforceability in accordance with the terms of any covenant, agreement or document shall be qualified as to applicable bankruptcy and other laws affecting the enforcement of creditor's rights generally and to the effect that specific performance, injunction or other equitable remedies are at the discretion of a court of competent jurisdiction and may not be available.

9.4 **Merger.** It is understood and agreed that the execution of this Agreement and the issuance of a Certificate of Amalgamation shall cause a merger of all other agreements made between the Amalgamating Corporations relating to the Amalgamation.

IN WITNESS WHEREOF this Amalgamation Agreement has been duly executed by the parties hereto as witnessed by the signatures of their proper officers in that behalf, on the day and year first above written.

DAYTON MINING CORPORATION

By: *"William Myckatyn"*
William Myckatyn
President and Chief Executive Officer

PACIFIC RIM MINING CORP.

By: *"Thomas C. Shrake"*
Thomas C. Shrake
Chief Executive Officer

SCHEDULE "A"

MEMORANDUM

of

PACIFIC RIM MINING CORP.

1. The name of the Company is Pacific Rim Mining Corp.

2. The authorized capital of the Company consists of 1,000,000,000 Common shares without par value.

TABLE OF CONTENTS

COMPANY ACT

ARTICLES

of

PACIFIC RIM MINING CORP.

Page

ARTICLE XXII
NOTICES

ARTICLE XXIII
RECORD DATES

ARTICLE XXIV
SEAL AND EXECUTION OF DOCUMENTS

COMPANY ACT

ARTICLES

of

PACIFIC RIM MINING CORP.

ARTICLE I
INTERPRETATION

1.1 Definitions/Interpretation. In these Articles, unless there is something in the subject or context inconsistent therewith:

"**Board**" and the "**Directors**" or the "**directors**" mean all the directors or sole director of the Company for the time being;

"***Company Act***" means the *Company Act* of the Province of British Columbia as from time to time enacted and all amendments thereto and includes the regulations made pursuant thereto;

"**seal**" means the common seal of the Company;

"**month**" means calendar month;

"**proxyholder**" means the person duly nominated by the registered owner to represent him at the meeting and includes the duly authorized representative of a corporation which is the registered owner;

"**registered owner**" or "**registered holder**" when used with respect to a share in the authorized capital of the Company means the person registered in the register of members in respect of such share.

Expressions referring to writing shall be construed as including references to printing, lithography, typewriting, photography and other modes of representing or reproducing words in a visible form.

Words importing the singular include the plural and vice versa; and words importing male persons include female persons and words importing persons shall include corporations.

1.2 Definitions in the *Company Act*. The meaning of any words or phrases defined in the *Company Act* shall, if not inconsistent with the subject or context, bear the same meaning in these Articles.

1.3 *Interpretation Act*. The rules of construction contained in the *Interpretation Act* (British Columbia) shall apply, *mutatis mutandis*, to the interpretation of these Articles.

ARTICLE II
SHARES AND SHARE CERTIFICATES

2.1 Member Entitled to Certificate. Every member is entitled, without charge, to one certificate representing the share or shares of each class held by him; provided that, in respect of a share or shares held jointly by several persons, the Company shall not be bound to issue more than one certificate, and delivery of a certificate for a share to one of several joint registered holders or to his duly authorized agent shall be sufficient delivery to all; and provided further that the Company shall not be bound to issue certificates representing redeemable shares, if such shares are to be redeemed within one month of the date on which they were allotted. Any share certificate may be sent through the mail by registered prepaid mail to the member entitled thereto, and neither the Company nor any transfer agent shall be liable for any loss occasioned to the member owing to any such share certificate so sent being lost in the mail or stolen.

2.2 Replacement of Lost or Defaced Certificate. If a share certificate:

(a) is worn out or defaced, the Directors shall, upon production to them of the said certificate and upon such other terms, if any, as they think fit, order the said certificate to be cancelled and shall issue a new certificate in lieu thereof;

(b) is lost, stolen or destroyed, then, upon proof thereof to the satisfaction of the Directors and upon such indemnity, if any, as the Directors deem adequate being given, a new share certificate in lieu thereof shall be issued to the person entitled to such lost, stolen or destroyed certificate; or

(c) represents more than one share and the registered owner thereof surrenders it to the Company with a written request that the Company issue in his name two or more certificates each representing a specified number of shares and in the aggregate representing the same number of shares as the certificate so surrendered, the Company shall cancel the certificate so surrendered and issue in lieu thereof certificates in accordance with such request.

Such sum, not exceeding one dollar, as the Directors may from time to time fix, shall be paid to the Company for each certificate to be issued under this Article.

2.3 Execution of Certificates. Every share certificate shall be signed manually by at least one officer or Director of the Company, or by or on behalf of a registrar, branch registrar, transfer agent or branch transfer agent of the Company and any additional signatures may be printed or otherwise mechanically reproduced and, in such event, a certificate so signed is as valid as if signed manually, notwithstanding that any person whose signature is so printed or mechanically reproduced shall have ceased to hold the office that he is stated on such certificate to hold at the date of the issue of the share certificate.

2.4 Recognition of Trusts. Except as required by law, statute or these Articles, no person shall be recognized by the Company as holding any share upon any trust, and the Company shall not be bound by or compelled in any way to recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any share or in any fractional part of a share or (except only as by law, statute or these Articles provided or as ordered by a court of competent jurisdiction) any other rights in respect of any share except an absolute right to the entirety thereof in its registered holder.

2.5 **Form of Share Certificate.** The form of share certificate for any class of shares of the Company shall be in the form approved by the Directors from time to time.

ARTICLE III
ISSUE OF SHARES

3.1 **Authority of Directors.** Subject to Article 3.2 and to any direction to the contrary contained in a resolution passed at a general meeting authorizing any increase or alteration of capital, the shares shall be under the control of the Directors who may, subject to the rights of the holders of the shares of the Company for the time being outstanding, issue, allot, sell or otherwise dispose of, grant options on or otherwise deal in, shares authorized but not outstanding, and outstanding shares held by the Company, at such times, to such persons (including any of the Directors), in such manner, upon such terms and conditions, and at such price or for such consideration, as they, in their absolute discretion, may determine.

3.2 **Pre-Emptive Rights.** If the Company is, or becomes, a company which is not a reporting company and the Directors are required by the *Company Act* before allotting any shares to offer them pro rata to the members, the Directors shall, before allotting any shares, comply with the applicable provisions of the *Company Act*.

3.3 **Commissions and Brokerage.** Subject to the provisions of the *Company Act*, the Company, or the Directors on behalf of the Company, may pay a commission or allow a discount to any person in consideration of his subscribing or agreeing to subscribe, whether absolutely or conditionally, for any shares in the Company, or procuring or agreeing to procure subscriptions, whether absolutely or conditionally, for any such shares, provided that, if the Company is not a specially limited company, the rate of the commission and discount shall not in the aggregate exceed 25 per centum of the amount of the subscription price of such shares.

3.4 **Conditions of Issue.** No share may be issued until it is fully paid and the Company shall have received the full consideration therefor in cash, property or past services actually performed for the Company. The value of property or services for the purpose of this Article shall be an amount determined by the Directors to be, in all circumstances of the transaction, no greater than the fair market value thereof.

ARTICLE IV
SHARE REGISTERS

4.1 **Registers of Members, Transfers and Allotments.** The Company shall keep or cause to be kept a register of members, a register of transfers and a register of allotments within British Columbia, all as required by the *Company Act*, and may combine one or more of such registers. If the Company's capital shall consist of more than one class of shares, a separate register of members, register of transfers and register of allotments may be kept in respect of each class of shares. The Directors on behalf of the Company may appoint a trust company to keep the register of members, register of transfers and register of allotments or, if there is more than one class of shares, the Directors may appoint a trust company, which need not be the same trust company, to keep the register of members, the register of transfers and the register of allotments for each class of shares. The Directors on behalf of the Company may also appoint one or more trust companies, including the trust company which keeps the said registers of its shares or of a class thereof, as transfer agent for its shares or such class thereof, as the case may be, and the same or another trust company or companies as registrar for its shares or such class thereof, as the case may be. The Directors may terminate the appointment of any such trust company at any time and may appoint another trust company in its place.

4.2 **Branch Register of Members.** Unless prohibited by the *Company Act*, the Company may keep or cause to be kept one or more branch registers of members at such place or places as the Directors may from time to time determine.

4.3 **No Closing of Register of Members.** The Company shall not at any time close its register of members.

ARTICLE V
TRANSFER AND TRANSMISSION OF SHARES

5.1 **Transfer of Shares.** Subject to the provisions of the Memorandum and of these Articles, any member may transfer any of his shares by instrument in writing executed by or on behalf of such member and delivered to the Company or its transfer agent. The instrument of transfer of any share of the Company shall be in the form, if any, on the back of the Company's share certificates or in such other form as the Directors may from time to time approve. Except to the extent that the *Company Act* may otherwise provide, the transferor shall be deemed to remain the holder of the shares until the name of the transferee is entered in the register of members or a branch register of members in respect thereof.

5.2 **Instrument of Transfer.** The signature of the registered owner of any shares, or of his duly authorized attorney, upon an authorized instrument of transfer shall constitute a complete and sufficient authority to the Company, its directors, officers and agents to register, in the name of the transferee as named in the instrument of transfer, the number of shares specified therein or, if no number is specified, all the shares of the registered owner represented by share certificates deposited with the instrument of transfer. If no transferee is named in the instrument of transfer, the instrument of transfer shall constitute a complete and sufficient authority to the Company, its directors, officers and agents to register, in the name of the person on whose behalf any certificate for the shares to be transferred is deposited with the Company for the purpose of having the transfer registered, the number of shares specified in the instrument of transfer or, if no number is specified, all the shares represented by all share certificates deposited with the instrument of transfer.

5.3 **Enquiry as to Title Not Required.** Neither the Company nor any Director, officer or agent thereof shall be bound to inquire into the title of the person named in the form of transfer as transferee, or, if no person is named therein as transferee, of the person on whose behalf the certificate is deposited with the Company for the purpose of having the transfer registered or be liable to any claim by such registered owner or by any intermediate owner or holder of the certificate of any of the shares represented thereby or any interest therein for registering the transfer, and the transfer, when registered, shall confer upon the person in whose name the shares have been registered a valid title to such shares.

5.4 Submission of Instruments of Transfer. Every instrument of transfer shall be executed by the transferor and left at the registered office of the Company or at the office of its transfer agent or registrar for registration together with the share certificate for the shares to be transferred and such other evidence, if any, as the Directors or the transfer agent or registrar may require to prove the title of the transferor or his right to transfer the shares and the right of the transferee to have the transfer registered. All instruments of transfer where the transfer is registered shall be retained by the Company or its transfer agent or registrar and any instrument of transfer, where the transfer is not registered, shall be returned to the person depositing the same together with the share certificate which accompanied the same when tendered for registration.

5.5 Transfer Fee. There shall be paid to the Company in respect of the registration of any transfer such sum, if any, as the Directors may from time to time determine.

5.6 Personal Representative Recognized on Death. In the case of the death of a member, the survivor or survivors where the deceased was a joint registered holder, and the legal personal representative of the deceased where he was the sole holder, shall be the only persons recognized by the Company as having any title to his interest in the shares. Before recognizing any legal personal representative the Directors may require him to deliver to the Company the original or a court-certified copy of a grant of probate or letters of administration in British Columbia or such other evidence and documents as the Directors consider appropriate in order to establish the right of the personal representative to such title to the interest in the shares of the deceased member.

5.7 Death or Bankruptcy. A guardian, committee, trustee, curator, tutor, personal representative or trustee in bankruptcy of a member, although not a member himself, shall have the same rights, privileges and obligations that attach to the shares formerly held by the deceased or bankrupt member if the documents required by the *Company Act* to be produced by a person applying to effect transmission of shares shall have been deposited with the Company together with such other evidence as the Directors may require of the person's appointment. This Article does not apply on the death of a member with respect to a share registered in his name and the name of another person in joint tenancy.

5.8 Persons in Representative Capacity. Any person becoming entitled to a share in consequence of the death or bankruptcy of a member shall, upon such documents and evidence being produced to the Company as the *Company Act* requires or who becomes entitled to a share as a result of an order of a Court of competent jurisdiction or a statute has the right either to be registered as a member in his representative capacity in respect of such share, or, if he is a personal representative, instead of being registered himself, to make such transfer of the share as the deceased or bankrupt person could have made; but the Directors shall, as regards a transfer by a personal representative or trustee in bankruptcy, have the same right, if any, to decline or suspend registration of a transferee as they would have in the case of a transfer of a share by the deceased or bankrupt person before the death or bankruptcy.

ARTICLE VI
ALTERATION OF CAPITAL

6.1 **Increase in Authorized Capital.** The Company may by ordinary resolution filed with the Registrar amend its Memorandum to increase the authorized capital of the Company by:

(a) creating shares with par value or shares without par value, or both;

(b) increasing the number of shares with par value or shares without par value, or both; or

(c) increasing the par value of a class of shares with par value, if no shares of that class are issued.

6.2 **Other Capital Alterations.** The Company may by special resolution alter its Memorandum to subdivide, consolidate, change shares with par value to shares without par value, or change shares without par value to shares with par value, or change the designation of, all or any of its shares but only to such extent, in such manner and with such consents of members holding a class of shares which is the subject of or affected by such alteration, as the *Company Act* provides.

6.3 **Creation, Variation and Abrogation of Special Rights and Restrictions.** The Company may alter its Memorandum or these Articles:

(a) by special resolution, to create, define and attach special rights or restrictions to any shares; and

(b) by special resolution and by otherwise complying with any applicable provision of its Memorandum or these Articles, to vary or abrogate any special rights and restrictions attached to any shares;

and in each case by filing a certified copy of such resolution with the Registrar, but no right or special right attached to any issued shares shall be prejudiced or interfered with unless all members holding shares of each class whose right or special right is so prejudiced or interfered with consent thereto in writing, or unless a resolution consenting thereto is passed at a separate class meeting of the holders of the shares of each such class by a majority of three-fourths, or such greater majority as may be specified by the special rights attached to the class of shares, of the issued shares of such class.

6.4 **Consent of Class Required.** Notwithstanding such consent in writing or such resolution, no such alteration shall be valid as to any part of the issued shares of any class unless the holders of the rest of the issued shares of such class either all consent thereto in writing or consent thereto by a resolution passed by the votes of members holding three-fourths of the rest of such shares.

6.5 Special Right of Conversion. If the Company is or becomes a reporting company, no resolution to create, vary or abrogate any special right of conversion attaching to any class of shares shall be submitted to any meeting of members unless, if so required by the *Company Act*, the Superintendent of Brokers for British Columbia shall have consented to the resolution.

6.6 Class Meetings of Members. Subject to the *Company Act* and unless these Articles or the Memorandum otherwise provide, the provisions of these Articles relating to general meetings shall apply, with the necessary changes and so far as they are applicable, to a class or series meeting of members holding a particular class or series of shares but the quorum at a class or series meeting shall be one person holding or representing by proxy one-third of the shares affected.

ARTICLE VII
PURCHASE AND REDEMPTION OF SHARES

7.1 Company Authorized to Purchase or Redeem Shares. Subject to the special rights and restrictions attached to any class or series of shares, the Company may, by a resolution of the Directors and in compliance with the *Company Act*, purchase any of its shares at the price and upon the terms specified in such resolution or redeem any class or series of its shares in accordance with the special rights and restrictions attaching thereto. No such purchase or redemption shall be made if the Company is insolvent at the time of the proposed purchase or redemption or if the proposed purchase or redemption would render the Company insolvent. Unless the shares are to be purchased through a stock exchange, or from a bona fide employee or bona fide former employee of the Company or of an affiliate of the Company, or his personal representative, in respect of shares beneficially owned by such employee or former employee, or the Company is purchasing the shares from dissenting members pursuant to the requirements of the *Company Act*, the Company shall make its offer to purchase pro rata to every member who holds shares of the class or series, as the case may be, to be purchased.

7.2 Director to Determine Manner of Redemption. If the Company proposes at its option to redeem some but not all of the shares of any class, the Directors may, subject to the special rights and restrictions attached to such class of shares, decide the manner in which the shares to be redeemed shall be selected.

7.3 Shares Which are Redeemed But Not Cancelled. Subject to the provisions of the *Company Act*, any shares purchased or redeemed by the Company may be sold or, if cancelled, reissued by it, but, while such shares which have not been cancelled are held by the Company, it shall not exercise any vote in respect of these shares and no dividend or other distribution shall be paid or made thereon.

ARTICLE VIII
BORROWING POWERS

8.1 Powers of Directors. The Directors may from time to time on behalf of the Company:

(a) borrow money in such manner and amount, on such security, from such sources and upon such terms and conditions as they think fit;

(b) authorize the guaranteeing of any obligations of any other person;

(c) issue bonds, debentures, and other debt obligations either outright or as security for any liability or obligation of the Company or any other person; and

(d) mortgage, charge, whether by way of specific or floating charge, or give other security on the undertaking, or on the whole or any part of the property and assets, of the Company (both present and future).

8.2 Issue of Debt Obligations. Any bonds, debentures or other debt obligations of the Company may be issued at a discount, premium or otherwise, and with any special privileges as to redemption, surrender, drawing, allotment of or conversion into or exchange for shares or other securities, attending and voting at general meetings of the Company, appointment of Directors or otherwise and may by their terms be assignable free from any equities between the Company and the person to whom they were issued or any subsequent holder thereof, all as the Directors may determine.

8.3 Register of Debentureholders. The Company shall keep or cause to be kept within the Province of British Columbia in accordance with the *Company Act* a register of its debentures and a register of debentureholders, which registers may be combined, and, subject to the provisions of the *Company Act*, may keep or cause to be kept one or more branch registers of its debentureholders at such place or places as the Directors may from time to time determine and the Directors may by resolution, regulation or otherwise make such provisions as they think fit respecting the keeping of such branch registers.

8.4 Execution of Debt Instruments. Every bond, debenture or other debt obligation of the Company shall be signed manually by at least one Director or officer of the Company or by or on behalf of a trustee, registrar, branch registrar, transfer agent or branch transfer agent for the bond, debenture or other debt obligation appointed by the Company or under any instrument under which the bond, debenture or other debt obligation is issued and any additional signatures may be printed or otherwise mechanically reproduced thereon and, in such event, a bond, debenture or other debt obligation so signed is as valid as if signed manually notwithstanding that any person whose signature is so printed or mechanically reproduced shall have ceased to hold the office that he is stated on such bond, debenture or other debt obligation to hold at the date of the issue thereof.

8.5 **Register of Indebtedness.** If the Company is or becomes a reporting company, the Company shall keep or cause to be kept a register of its indebtedness to every Director or officer of the Company or an associate of any of them in accordance with the provisions of the *Company Act*.

ARTICLE IX
GENERAL MEETINGS

9.1 **Annual General Meetings.** Subject to any extensions of time permitted pursuant to the *Company Act*, the first annual general meeting of the Company shall be held within fifteen months from the date of incorporation, the date of amalgamation or the effective date of a certificate of continuation, in accordance with the *Company Act* and thereafter an annual general meeting shall be held once in every calendar year at such time (not being more than thirteen months after the holding of the last preceding annual general meeting) and place as may be determined by the Directors.

9.2 **Consent Resolutions in Lieu of Annual General Meeting.** If the Company is, or becomes, a company which is not a reporting company and all the members entitled to attend and vote at an annual general meeting consent in writing to all the business which is required or desired to be transacted at the meeting, the meeting need not be held.

9.3 **Classification of General Meetings.** All general meetings other than annual general meetings are herein referred to as and may be called extraordinary general meetings.

9.4 **Calling of Extraordinary General Meetings.** The Directors may, whenever they think fit, convene an extraordinary general meeting. An extraordinary general meeting, if requisitioned in accordance with the *Company Act*, shall be convened by the Directors or, if not convened by the Directors, may be convened by the requisitionists as provided in the *Company Act*.

9.5 **Advance Notice When Election of Directors.** If the Company is or becomes a reporting company, advance notice of any general meeting at which Directors are to be elected shall be published in the manner required by the *Company Act*.

9.6 **Notice for General Meeting.** A notice convening a general meeting specifying the place, the day, and the hour of the meeting, and, in case of special business, the general nature of that business, shall be given as provided in the *Company Act* and in the manner hereinafter in these Articles mentioned, or in such other manner (if any) as may be prescribed by ordinary resolution, whether previous notice thereof has been given or not, to such persons as are entitled by law or under these Articles to receive such notice from the Company. Accidental omission to give notice of a meeting to, or the non-receipt of notice of a meeting, by any member shall not invalidate the proceedings at that meeting.

9.7 **Waiver or Reduction of the Period of Notice.** All the members of the Company entitled to attend and vote at a general meeting may, by unanimous consent in writing given before, during or after the meeting, or if they are present at the meeting by a unanimous vote, waive or reduce the period of notice of such meeting and an entry in the minute book of such waiver or reduction shall be sufficient evidence of the due convening of the meeting.

9.8 **Notice of Special Business at General Meeting.** Except as otherwise provided by the *Company Act*, where any special business at a general meeting includes considering, approving, ratifying, adopting or authorizing any document or the execution thereof or the giving of effect thereto, the notice convening the meeting shall, with respect to such document, be sufficient if it states that a copy of the document or proposed document is or will be available for inspection by members at the registered office or records office of the Company or at some other place in British Columbia designated in the notice during usual business hours up to the date of such general meeting.

ARTICLE X
PROCEEDINGS AT GENERAL MEETINGS

10.1 **Special Business.** All business shall be deemed special business which is transacted at:

(a) an extraordinary general meeting other than the conduct of and voting at, such meeting; and

(b) an annual general meeting, with the exception of the conduct of, and voting at, such meeting, the consideration of the financial statement and of the respective reports of the Directors and Auditor, fixing or changing the number of directors, approval of a motion to elect two or more directors by a single resolution, the election of Directors, the appointment of the Auditor, the fixing of the remuneration of the Auditor and such other business as by these Articles or the *Company Act* may be transacted at a general meeting without prior notice thereof being given to the members or any business which is brought under consideration by the report of the Directors.

10.2 **Requirement of Quorum.** No business, other than election of the chairman or the adjournment of the meeting, shall be transacted at any general meeting unless a quorum of members, entitled to attend and vote, is present at the commencement of the meeting, but the quorum need not be present throughout the meeting.

10.3 **Quorum.** Save as herein otherwise provided, a quorum shall be two persons present and being, or representing by proxy, members holding not less than one-twentieth of the issued shares entitled to be voted at the meeting. If there is only one member the quorum is one person present and being, or representing by proxy, such member. The Directors, the Secretary or, in his absence, an Assistant Secretary, and the solicitor of the Company shall be entitled to attend at any general meeting but no such person shall be counted in the quorum or be entitled to vote at any general meeting unless he shall be a member or proxyholder entitled to vote thereat.

10.4 **Lack of Quorum.** If within half an hour from the time appointed for a general meeting a quorum is not present, the meeting, if convened upon the requisition of members, shall be dissolved. In any other case it shall stand adjourned to the same day in the next week, at the same time and place, but otherwise it shall stand adjourned to a place on a date and at a time, to be fixed by the chairman of the meeting before the adjournment, which shall be not more than two weeks following the date for which the meeting was called, or failing such designation then to the same day in the second week following the meeting at the same time and place, in either case without giving further notice, and, if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting, the person or persons present and being, or representing by proxy, a member or members entitled to attend and vote at the meeting shall be a quorum.

10.5 **Chairman of the Meeting.** The Chairman of the Board, if any, or in his absence the President of the Company or in his absence a Vice-President of the Company, if any, shall be entitled to preside as chairman at every general meeting of the Company.

10.6 **Alternate Chairman of the Meeting.** If at any general meeting neither the Chairman of the Board, the President, or a Vice-President is present within fifteen minutes after the time appointed for holding the meeting or is willing to act as chairman, the Directors present shall choose one of their number to be chairman or if all the Directors present decline to take the chair or shall fail to so choose or if no Director be present, the members present shall choose one of their number to be chairman.

10.7 **Adjournments.** The Chairman may and shall, if so directed by the meeting, adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting is adjourned for thirty days or more, notice, but not "advance notice", of the adjourned meeting shall be given as in the case of an original meeting or if so determined by the Directors, by an advertisement published at least once in a daily newspaper in Vancouver, British Columbia, or in the city where the meeting commenced. Save as aforesaid, it shall not be necessary to give any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting.

10.8 **Resolutions Need Not be Seconded.** No motion proposed at a general meeting need be seconded and the chairman may propose or second a motion.

10.9 **Decisions by Show of Hands or Poll.** Subject to the provisions of the *Company Act*, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless (before or on the declaration of the result of the show of hands) a poll is directed by the chairman or demanded by at least one member entitled to vote who is present in person or by proxy. The chairman shall declare to the meeting the decision on every question in accordance with the result of the show of hands or the poll, and such decision shall be entered in the minute book of the Company. A declaration by the chairman that a resolution has been carried, or carried unanimously, or by a particular majority, or lost or not carried by a particular majority and an entry to that effect in the minute book of the Company shall be conclusive evidence of the fact, without proof of the number or proportion of the votes recorded in favour of, or against, that resolution.

10.10 Casting Vote. In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded shall not be entitled to a second or casting vote.

10.11 Manner of Taking Poll. No poll may be demanded on the election of a chairman. A poll demanded on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken as soon as, in the opinion of the chairman, is reasonably convenient, but in no event later than seven days after the meeting and at such time and place and in such manner as the chairman of the meeting directs. The result of the poll shall be deemed to be the resolution of and passed at the meeting at which the poll was demanded. Any business other than that upon which the poll has been demanded may be proceeded with pending the taking of the poll. A demand for a poll may be withdrawn. In any dispute as to the admission or rejection of a vote the decision of the chairman made in good faith shall be final and conclusive.

10.12 Retention of Ballots Cast on a Poll. Every ballot cast upon a poll and every proxy appointing a proxyholder who casts a ballot upon a poll shall be retained by the Secretary for such period and be subject to such inspection as the *Company Act* may provide in the absence thereof as the Directors may determine.

10.13 Casting of Votes. On a poll a person entitled to cast more than one vote need not, if he votes, use all his votes or cast all the votes he uses in the same way.

10.14 Ordinary Resolution Sufficient. Unless the *Company Act*, the Memorandum or these Articles otherwise provide, any action to be taken by a resolution of the members may be taken by an ordinary resolution.

ARTICLE XI
VOTES OF MEMBERS

11.1 Number of Votes per Share or Member. Subject to any special voting rights or restrictions attached to any class of shares and the restrictions on joint registered holders of shares, on a vote by a show of hands at a general meeting every member who is present in person and entitled to vote thereat shall have one vote and on a poll every member shall have one vote for each share of which he is the registered holder and may exercise such vote either in person or by proxyholder.

11.2 Votes of Persons in Representative Capacity. Any person who is not registered as a member but is entitled to vote at any general meeting in respect of a share, may vote the share in the same manner as if he were a member; but, unless the Directors have previously admitted his right to vote at that meeting in respect of the share, he shall satisfy the directors of his right to vote the share before the time for holding the meeting, or adjourned meeting, as the case may be, at which he proposes to vote.

11.3 Representative of a Corporate Member. Any corporation not being a subsidiary which is a member of the Company may by resolution of its directors or other governing body authorize such person as it thinks fit to act as its representative at any general meeting or class meeting. The person so authorized shall be entitled to exercise in respect of and at such meeting the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual member, of the Company personally present, including, without limitation, the right, unless restricted by such resolution, to appoint a proxyholder to represent such corporation, and shall be counted for the purpose of forming a quorum if present at the meeting. Evidence of the appointment of any such representative may be sent to the Company by written instrument, telecopy or any method of transmitting legibly recorded messages. Notwithstanding the foregoing, a corporation being a member may appoint a proxyholder.

11.4 Votes by Joint Holders. In the case of joint registered holders of a share, the vote of the senior who exercises a vote, whether in person or by proxyholder, shall be accepted to the exclusion of the votes of the other joint registered holders; and for this purpose seniority shall be determined by the order in which the names stand in the register of members. Several legal personal representatives of a deceased member whose shares are registered in his sole name shall for the purpose of this Article be deemed joint registered holders.

11.5 Votes by Committee for a Member. A member of unsound mind entitled to attend and vote, in respect of whom an order has been made by any court having jurisdiction, may vote, whether on a show of hands or on a poll, by his committee, curator bonis, or other person in the nature of a committee or curator bonis appointed by that court, and any such committee, curator bonis, or other person may appoint a proxyholder.

11.6 Appointment of Proxyholders. A member, including a member that is a corporation, holding more than one share in respect of which he is entitled to vote shall be entitled to appoint one or more (but not more than two) proxyholders to attend, act and vote for him on the same occasion. If such a member should appoint more than one proxyholder for the same occasion he shall specify the number of shares each proxyholder shall be entitled to vote. A member may also appoint one or more alternate proxyholders to act in the place and stead of an absent proxyholder.

11.7 Proxyholder to be Member Unless Exceptions Apply. A proxyholder need not be a member of the Company if:

(a) the Company is at the time a reporting company; or

(b) the member appointing the proxyholder is a corporation; or

(c) the Company shall have at the time only one member; or

(d) the persons present in person or by proxy and entitled to vote at the meeting by resolution permit the proxyholder to attend and vote; for the purpose of such resolution the proxyholder shall be counted in the quorum but shall not be entitled to vote;

and in all other cases a proxyholder must be a member.

11.8 Deposit of Proxy. Unless otherwise ordered by the Directors, a proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof shall be deposited at the registered office of the Company or at such other place as is specified for that purpose in the notice convening the meeting or in the information circular relating thereto, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the meeting or adjourned meeting in respect of which the person named in the instrument is appointed. In addition to any other method of depositing proxies provided for in these Articles, the Directors may from time to time by resolution make regulations relating to the depositing of proxies at any place or places and fixing the time or times for depositing the proxies (if the Company is or becomes a reporting company, not exceeding 48 hours (excluding Saturdays, Sundays and holidays) preceding the meeting or adjourned meeting) specified in the notice calling a meeting of members or in the information circular relating thereto and providing for particulars of such proxies to be sent to the Company or any agent of the Company in writing or by letter, telecopy or any method of transmitting legibly recorded messages so as to arrive before the commencement of the meeting or adjourned meeting at the office of the Company or of any agent of the Company appointed for the purpose of receiving such particulars and providing that proxies so deposited may be acted upon as though the proxies themselves were deposited as required by this Part and votes given in accordance with such regulations shall be valid and shall be counted.

11.9 Form of Proxy. A proxy shall be in writing under the hand of the appointor or of his attorney duly authorized in writing, or, if the appointor is a corporation, either under the seal of the corporation or under the hand of a duly authorized officer or attorney. Unless the *Company Act* or any other statute or law which is applicable to the Company or to any class of its shares requires any other form of proxy, a proxy, whether for a specified meeting or otherwise, shall be in the form following, but may also be in any other form that the Directors or the chairman of the meeting shall approve:

(Name of Company)

The undersigned, being a member of the above named Company, hereby appoints _______________ or failing him _______________ as proxyholder for the undersigned to attend, act and vote for and on behalf of the undersigned at the general meeting of the Company to be held on the ______ day of __________ and at any adjournment thereof.

Signed this ______ day of __________, 20____.

____
(Signature of member)

11.10 Validity of Proxy Vote. A vote given in accordance with the terms of a proxy is valid notwithstanding the previous death or incapacity of the member giving the proxy or the revocation of the proxy or of the authority under which the form of proxy was executed or the transfer of the share in respect of which the proxy is given, provided that no notification in writing of such death, incapacity, revocation or transfer shall have been received at the registered office of the Company or by the chairman of the meeting or adjourned meeting for which the proxy was given before the vote is taken.

11.11 **Revocation of Proxy.** Every proxy may be revoked by an instrument in writing:

(a) executed by the member giving the same or by his attorney authorized in writing or, where the member is a corporation, by a duly authorized officer or attorney of the corporation; and

(b) delivered either at the registered office of the Company at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof at which the proxy is to be used, or to the chairman of the meeting on the day of the meeting or any adjournment thereof before any vote in respect of which the proxy is to be used shall have been taken;

or in any other manner provided by law. A proxy shall cease to be valid one year from its date.

ARTICLE XII
DIRECTORS

12.1 **Number of Directors.** The first directors are as set out in the Amalgamation Agreement. The Directors shall be elected by the members entitled to vote on the election of Directors and the number of Directors shall be the same as the number of Directors so appointed or elected. The number of Directors may be fixed or changed from time to time by ordinary resolution, whether previous notice thereof has been given or not, and Directors to fill any vacancies in the Board of Directors resulting from such fixing or changing of the number of Directors may be elected from time to time by the members by ordinary resolution. Notwithstanding anything contained in these Articles the number of Directors shall never be less than one or, if the Company is or becomes a reporting company, less than the number specified in the *Company Act*.

12.2 **Remuneration and Expenses of Directors.** The remuneration of the Directors as such may from time to time be determined by the Directors or, if the Directors shall so decide, by the members. Such remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such who is also a Director. The Directors shall be repaid such reasonable travelling, hotel and other expenses as they incur in and about the business of the Company and if any Director shall perform any professional or other services for the Company that in the opinion of the Directors are outside the ordinary duties of a Director or shall otherwise be specially occupied in or about the Company's business, he may be paid a remuneration to be fixed by the Board, or, at the option of such Director, by the Company in general meeting, and such remuneration may be either in addition to, or in substitution for any other remuneration that he may be entitled to receive. The Directors on behalf of the Company, unless otherwise determined by ordinary resolution, may pay a gratuity or pension or allowance on retirement to any Director who has held any salaried office or place of profit with the

Company or to his spouse or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

12.3 Qualification of Directors. A Director shall not be required to hold a share in the capital of the Company as qualification for his office but shall be qualified as required by the *Company Act* to become or act as a Director.

ARTICLE XIII
ELECTION AND REMOVAL OF DIRECTORS

13.1 Election at Annual General Meetings. At each annual general meeting of the Company all the Directors shall retire and the members entitled to vote thereat shall elect a Board of Directors consisting of the number of Directors for the time being fixed pursuant to these Articles. If the Company is, or becomes, a company that is not a reporting company and the business to be transacted at any annual general meeting is consented to in writing by all the members who are entitled to attend and vote thereat such annual general meeting shall be deemed for the purpose of this Part to have been held on such written consent becoming effective.

13.2 Eligibility of Retiring Director. A retiring Director shall be eligible for re-election.

13.3 Continuance of Directors. Where the Company fails to hold an annual general meeting in accordance with the *Company Act*, the Directors then in office shall be deemed to have been elected or appointed as Directors on the last day on which the annual general meeting could have been held pursuant to these Articles and they may hold office until other Directors are appointed or elected or until the day on which the next annual general meeting is held.

13.4 Election of Less than Required Number of Directors. If at any general meeting at which there should be an election of Directors, the places of any of the retiring Directors are not filled by such election, such of the retiring Directors who are not re-elected as may be requested by the newly-elected Directors shall, if willing to do so, continue in office to complete the number of Directors for the time being fixed pursuant to these Articles until further new Directors are elected at a general meeting convened for the purpose. If any such election or continuance of Directors does not result in the election or continuance of the number of Directors for the time being fixed pursuant to these Articles such number shall be fixed at the number of Directors actually elected or continued in office.

13.5 Filling a Casual Vacancy. Any casual vacancy occurring in the Board of Directors may be filled by the remaining Directors or Director.

13.6 Additional Directors. Between successive annual general meetings the Directors shall have power to appoint one or more additional Directors but not more than one-third of the number of Directors elected or appointed at the last annual general meeting at which Directors were elected. Any Director so appointed shall hold office only until the next following annual general meeting of the Company, but shall be eligible for election at such meeting and so long as he is an additional Director the number of Directors shall be increased accordingly.

13.7 Alternate Directors. Any Director may by instrument in writing delivered to the Company appoint any person to be his alternate to act in his place at meetings of the Directors at which he is not present unless the Directors shall have reasonably disapproved the appointment of such person as an alternate Director and shall have given notice to that effect to the Director appointing the alternate Director within a reasonable time after delivery of such instrument to the Company. Every such alternate shall be entitled to notice of meetings of the Directors and to attend and vote as a Director at a meeting at which the person appointing him is not personally present, and, if he is a Director, to have a separate vote on behalf of the Director he is representing in addition to his own vote. A Director may at any time by instrument, telecopy or any method of transmitting legibly recorded messages delivered to the Company revoke the appointment of an alternate appointed by him. The remuneration payable to such an alternate shall be payable out of the remuneration of the Director appointing him.

13.8 Ceasing to Act as Director. The office of Director shall be vacated if the Director:

(a) resigns his office by notice in writing delivered to the registered office of the Company; or

(b) is convicted of an indictable offence and the other Directors shall have resolved to remove him; or

(c) ceases to be qualified to act as a Director pursuant to the *Company Act*.

13.9 Removal of Directors. The Company may by special resolution remove any Director before the expiration of his period of office, and may by an ordinary resolution appoint another person in his stead. Any Director so appointed shall hold office only until the next following annual general meeting of the Company, but shall be eligible for re-election at such meeting.

ARTICLE XIV
POWERS AND DUTIES OF DIRECTORS

14.1 Directors Manage Affairs and Business. The Directors shall manage, or supervise the management of, the affairs and business of the Company and shall have the authority to exercise all such powers of the Company as are not, by the *Company Act* or by the Memorandum or these Articles, required to be exercised by the Company in general meeting.

14.2 Appointment of Attorney. The Directors may from time to time by power of attorney or other instrument under seal, appoint any person to be the attorney of the Company for such purposes, and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under these Articles and excepting the powers of the Directors relating to the constitution of the Board and of any of its committees and the appointment or removal of officers and the power to declare dividends) and for such period, with such remuneration and subject to such conditions as the Directors may think fit, and any such appointment may be made in favour of any of the Directors or any of the members of the Company or in favour of any corporation, or of any of the members, directors, nominees or managers of any corporation, firm or joint venture and any such power of attorney may contain such provisions for the protection or convenience of persons dealing with such attorney as the Directors think fit. Any such attorney may be authorized by the Directors to sub-delegate all or any of the powers, authorities and discretions for the time being vested in him.

ARTICLE XV
DISCLOSURE OF INTEREST OF DIRECTORS

15.1 Disclosure of Conflicting Interest. A Director who is, in any way, directly or indirectly interested in an existing or proposed contract or transaction with the Company or who holds any office or possesses any property whereby, directly or indirectly, a duty or interest might be created to conflict with his duty or interest as a Director shall declare the nature and extent of his interest in such contract or transaction or of the conflict or potential conflict with his duty and interest as a Director, as the case may be, in accordance with the provisions of the *Company Act*.

15.2 Voting Quorum - Interested Director. A Director shall not vote in respect of the approval of any such contract or transaction with the Company in which he is interested and if he shall do so his vote shall not be counted, but he shall be counted in the quorum present at the meeting at which such vote is taken. This Article and Article 15.1 shall not apply in those circumstances where a Director is, under the provisions of the *Company Act*, deemed not to be interested in a proposed contract or transaction. Subject to the provisions of the *Company Act*, the foregoing prohibitions shall not apply to:

(a) any such contract or transaction relating to a loan to the Company, which a Director or a specified corporation or a specified firm in which he has an interest has guaranteed or joined in guaranteeing the repayment of the loan or any part of the loan;

(b) any contract or transaction made or to be made with, or for the benefit of an affiliated corporation of which a Director is a director or officer;

(c) any contract by a Director to subscribe for or underwrite shares or debentures to be issued by the Company or a subsidiary of the Company, or any contract, arrangement or transaction in which a Director is, directly or indirectly, interested if all the other Directors are also, directly or indirectly interested in the contract, arrangement or transaction;

(d) determining the remuneration of the Directors;

(e) purchasing and maintaining insurance to cover Directors against liability incurred by them as Directors pursuant to the *Company Act*; or

(f) the indemnification of any Director by the Company pursuant to the *Company Act*.

These exceptions may from time to time be suspended or amended to any extent approved by the Company in general meeting and permitted by the *Company Act*, either generally or in respect of any particular contract or transaction or for any particular period.

15.3 Director May Hold Office or Place of Profit with Company. A Director may hold any office or place of profit with the Company (other than the office of auditor of the Company) in conjunction with his office of Director for such period and on such terms (as to remuneration or otherwise) as the Directors may determine and no Director or intended Director shall be disqualified by his office from contracting with the Company either with regard to his tenure of any such other office or place of profit or as vendor, purchaser or otherwise, and, subject to compliance with the provisions of the *Company Act*, no contract or transaction entered into by or on behalf of the Company in which a Director is in any way interested shall be liable to be voided by reason thereof.

15.4 Director Acting in Professional Capacity. Subject to compliance with the provisions of the *Company Act*, a Director or his firm may act in a professional capacity for the Company (except as auditor of the Company) and he or his firm shall be entitled to remuneration for professional services as if he were not a Director.

15.5 Director Receiving Remuneration From Other Interests. A Director may be or become a director or other officer or employee of, or otherwise interested in, any corporation or firm in which the Company may be interested as a shareholder or otherwise, and, subject to compliance with the provisions of the *Company Act*, such Director shall not be accountable to the Company for any remuneration or other benefits received by him as director, officer or employee of, or from his interest in, such other corporation or firm, unless the Company in general meeting otherwise directs.

ARTICLE XVI
PROCEEDINGS OF DIRECTORS

16.1 Chairman and Alternate. The Chairman of the Board, if any, or in his absence, the Vice-Chairman or in his absence, the President shall preside as chairman at every meeting of the Directors, or if there is no Chairman of the Board or neither the Chairman of the Board nor the Vice-Chairman nor the President is present within fifteen minutes of the time appointed for holding the meeting or is willing to act as chairman, or, if the Chairman of the Board, if any, the Vice-Chairman, and the President have advised the Secretary that they will not be present at the meeting, the Directors present shall choose one of their number to be chairman of the meeting.

16.2 Meetings - Procedure. The Directors may meet together for the dispatch of business, adjourn and otherwise regulate their meetings, as they think fit. Questions arising at any meeting shall be decided by a majority of votes. In case of an equality of votes the chairman shall not have a second or casting vote. Meetings of the Board held at regular intervals may be held at such place, at such time and upon such notice (if any) as the Board may by resolution from time to time determine.

16.3 Meetings by Conference Telephone. A Director may participate in a meeting of the Board or of any committee of the Directors by means of conference telephones or other communications facilities by means of which all Directors participating in the meeting can hear each other and provided that all such Directors agree to such participation. A Director participating in a meeting in accordance with this Article shall be deemed to be present at the meeting and to have so agreed and shall be counted in the quorum therefor and be entitled to speak and vote thereat.

16.4 Notice of Meeting. A Director may, and the Secretary or an Assistant Secretary upon request of a Director shall, call a meeting of the Board at any time. Reasonable notice of such meeting specifying the place, day and hour of such meeting shall be given by mail, postage prepaid, addressed to each of the Directors and alternate Directors at his address as it appears on the books of the Company or by leaving it at his usual business or residential address or by telephone, telecopy, or any method of transmitting legibly recorded messages. It shall not be necessary to give notice of a meeting of Directors to any Director or alternate Director (i) who is at the time not in the Province of British Columbia or (ii) if such meeting is to be held immediately following a general meeting at which such Director shall have been elected or is the meeting of Directors at which such Director is appointed. Accidental omission to give notice of a meeting to, or the non-receipt of notice of a meeting by, any director or alternate director shall not invalidate the proceedings at the meeting.

16.5 Waiver of Notice of Meetings. Any Director of the Company may file with the Secretary a document executed by him waiving notice of any past, present or future meeting or meetings of the Directors being, or required to have been, sent to him and may at any time withdraw such waiver with respect to meetings held thereafter. After filing such waiver with respect to future meetings and until such waiver is withdrawn no notice need be given to such Director and, unless the Director otherwise requires in writing to the Secretary, to his alternate Director of any meeting of Directors and all meetings of the Directors so held shall be deemed not to be improperly called or constituted by reason of notice not having been given to such Director or alternate Director.

16.6 Quorum. The quorum necessary for the transaction of the business of the Directors may be fixed by the Directors and if not so fixed shall be a majority of the Directors. If the Company has one Director the quorum shall be one.

16.7 Continuing Directors May Act During Vacancy. The continuing Directors may act notwithstanding any vacancy in their body, but, if and so long as their number is reduced below the number fixed pursuant to these Articles as the necessary quorum of Directors, the continuing Directors may act for the purpose of increasing the number of Directors to that number, or of summoning a general meeting of the Company, but for no other purpose.

16.8 Validity of Acts of Directors. Subject to the provisions of the *Company Act*, all acts done by any meeting of the Directors or of a committee of Directors, or by any person acting as a Director, shall, notwithstanding that it be afterwards discovered that there was some defect in the qualification, election or appointment of any such Directors or of the members of such committee or person acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such person had been duly elected or appointed and was qualified to be a Director.

16.9 Resolution in Writing Effective. A resolution consented to in writing, whether by document, facsimile or any method of transmitting legibly recorded messages or other means, by all of the Directors shall be as valid and effectual as if it had been passed at a meeting of the Directors duly called and held. Such resolution may be in two or more counterparts which together shall be deemed to constitute one resolution in writing. Such resolution shall be filed with the minutes of the proceedings of the Directors and shall be effective on the date stated thereon or on the latest date stated on any counterpart.

ARTICLE XVII
EXECUTIVE AND OTHER COMMITTEES

17.1 Appointment of Executive Committee. The Directors may by resolution appoint an Executive Committee to consist of such member or members of their body as they think fit, which Committee shall have, and may exercise during the intervals between the meetings of the Board, all the powers vested in the Board except: (a) the power to fill vacancies in the Board, (b) the power to change the membership of, or fill vacancies in, said Committee or any other committee of the Board and (c) such other powers, if any, as may be specified in the resolution. The said Committee shall keep regular minutes of its transactions and shall cause them to be recorded in books kept for that purpose, and shall report the same to the Board of Directors at such times as the Board of Directors may from time to time require. The Board shall have the power at any time to revoke or override the authority given to or acts done by the Executive Committee except as to acts done before such revocation or overriding and to terminate the appointment or change the membership of such committee and to fill vacancies in it. The Executive Committee may make rules for the conduct of its business and may appoint such assistants as it may deem necessary. A majority of the members of said Committee shall constitute a quorum thereof.

17.2 Appointment of Committees. The Directors may by resolution appoint one or more committees consisting of such member or members of their body as they think fit and may delegate to any such committee between meetings of the Board such powers of the Board except: (a) the power to fill vacancies in the Board and (b) the power to change the membership of or fill vacancies in any committee of the Board and the power to appoint or remove officers appointed by the Board, subject to such conditions as may be prescribed in such resolution, and all committees so appointed shall keep regular minutes of their transactions and shall cause them to be recorded in books kept for that purpose, and shall report the same to the Board of Directors at such times as the Board of Directors may from time to time require. The Directors shall also have power at any time to revoke or override any authority given to or acts to be done by any such committees except as to acts done before such revocation or overriding and to terminate the appointment or change the membership of a committee and to fill vacancies in it. Committees may make rules for the conduct of their business and may appoint such assistants as they may deem necessary. A majority of the members of a committee shall constitute a quorum thereof.

17.3 Procedure at Meetings. The Executive Committee and any other committee may meet and adjourn as it thinks proper. Questions arising at any meeting shall be determined by a majority of votes of the members of the committee present, and in case of an equality of votes the chairman shall not have a second or casting vote. A resolution approved in writing by all the members of the Executive Committee or any other committee shall be as valid and effective as if it had been passed at a meeting of such Committee duly called and constituted. Such resolution may be in two or more counterparts which together shall be deemed to constitute one resolution in writing. Such resolution shall be filed with the minutes of the proceedings of the committee and shall be effective on the date stated thereon or on the latest date stated in any counterpart.

ARTICLE XVIII
OFFICERS

18.1 President and Secretary Required. The Directors shall, from time to time, appoint a President and a Secretary and such other officers, if any, as the Directors shall determine and the Directors may, at any time, terminate any such appointment. No officer shall be appointed unless he is qualified in accordance with the provisions of the *Company Act*.

18.2 Person Holding More Than One Office and Remuneration. One person may hold more than one of such offices except that the offices of President and Secretary must be held by different persons unless the Company has only one member. Any person appointed as the Chairman of the Board, the President or the Managing Director shall be a Director. The other officers need not be Directors. The remuneration of the officers of the Company as such and the terms and conditions of their tenure of office or employment shall from time to time be determined by the Directors; such remuneration may be by way of salary, fees, wages, commission or participation in profits or any other means or all of these modes and an officer may in addition to such remuneration be entitled to receive after he ceases to hold such office or leaves the employment of the Company a pension or gratuity. The Directors may decide what functions and duties each officer shall perform and may entrust to and confer upon him any of the powers exercisable by them upon such terms and conditions and with such restrictions as they think fit and may from time to time revoke, withdraw, alter or vary all or any of such functions, duties and powers. The Secretary shall, inter alia, perform the functions of the Secretary specified in the *Company Act*.

18.3 Disclosure of Conflicting Interest. Every officer of the Company who holds any office or possesses any property whereby, whether directly or indirectly, duties or interests might be created in conflict with his duties or interests as an officer of the Company shall, in writing, disclose to the President the fact and the nature and extent of the conflict.

ARTICLE XIX
INDEMNITY AND PROTECTION OF DIRECTORS, OFFICERS AND EMPLOYEES

19.1 Indemnification of Directors. Subject to the provisions of the *Company Act*, the Directors shall cause the Company to indemnify a Director or former Director of the Company and the Directors may cause the Company to indemnify a director or former director of a corporation of which the Company is or was a shareholder and the heirs and personal representatives of any such person against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, actually and reasonably incurred by him or them including an amount paid to settle an action or satisfy a judgment in a civil, criminal or administrative action or proceeding to which he is or they are made a party by reason of his being or having been a Director of the Company or a director of such corporation, including any action brought by the Company or any such corporation. Each Director of the Company on being elected or appointed shall be deemed to have contracted with the Company on the terms of the foregoing indemnity.

19.2 Indemnification of Officers, Employees, Agents. Subject to the provisions of the *Company Act*, the Directors may cause the Company to indemnify any officer, employee or agent of the Company or of a corporation of which the Company is or was a shareholder (notwithstanding that he is also a Director) and his heirs and personal representatives against all costs, charges and expenses whatsoever incurred by him or them and resulting from his acting as an officer, employee or agent of the Company or such corporation. In addition the Company shall indemnify the Secretary or an Assistant Secretary of the Company (if he shall not be a full time employee of the Company and notwithstanding that he is also a Director) and his respective heirs and legal representatives against all costs, charges and expenses whatsoever incurred by him or them and arising out of the functions assigned to the Secretary by the *Company Act* or these Articles and each such Secretary and Assistant Secretary shall on being appointed be deemed to have contracted with the Company on the terms of the foregoing indemnity.

19.3 Indemnification Not Invalidated by Non-Compliance. The failure of a Director or officer of the Company to comply with the provisions of the *Company Act* or of the Memorandum or these Articles shall not invalidate any indemnity to which he is entitled under this Part.

19.4 Company May Purchase Insurance. The Directors may cause the Company to purchase and maintain insurance for the benefit of any person who is or was serving as a director, officer, employee or agent of the Company or as a director, officer, employee or agent of any corporation of which the Company is or was a shareholder and his heirs or personal representatives against any liability incurred by him as such Director, director, officer, employee or agent.

ARTICLE XX
DIVIDENDS AND RESERVE

20.1 Declaration of Dividends. The Directors may from time to time declare and authorize payment of such dividends, if any, as they may deem advisable and need not give notice of such declaration to any member. No dividend shall be paid otherwise than out of funds or assets properly available for the payment of dividends and a declaration by the Directors as to the amount of such funds or assets available for dividends shall be conclusive. The Company may pay any such dividend wholly or in part by the distribution of specific assets and in particular by paid up shares, bonds, debentures or other securities of the Company or any other corporation or in any one or more such ways as may be authorized by the Company or the Directors and where any difficulty arises with regard to such a distribution the Directors may settle the same as they think expedient, and in particular may fix the value for distribution of such specific assets or any part thereof, and may determine that cash payments in substitution for all or any part of the specific assets to which any members are entitled shall be made to any members on the basis of the value so fixed in order to adjust the rights of all parties and may vest any such specific assets in trustees for the persons entitled to the dividend as may seem expedient to the Directors.

20.2 Declared Dividend Date. Any dividend declared on shares of any class by the Directors may be made payable on such date as is fixed by the Directors.

20.3 Dividends Declared According to Number of Shares Held. Subject to the rights of members (if any) holding shares with special rights as to dividends, all dividends on shares of any class shall be declared and paid according to the number of such shares held.

20.4 Reserves. The Directors may, before declaring any dividend, set aside out of the funds properly available for the payment of dividends such sums as they think proper as a reserve or reserves, which shall, at the discretion of the Directors, be applicable for meeting contingencies, or for equalizing dividends, or for any other purpose to which such funds of the Company may be properly applied, and pending such application may, at the like discretion, either be employed in the business of the Company or be invested in such investments as the Directors may from time to time think fit. The Directors may also, without placing the same in reserve, carry forward such funds, which they think prudent not to declare as a dividend.

20.5 Not Interest Bearing. No dividend shall bear interest against the Company. Where the dividend to which a member is entitled includes a fraction of a cent, such fraction shall be disregarded in making payment thereof and such payment shall be deemed to be payment in full.

20.6 Receipts From Joint Holders. Any dividend, bonuses or other moneys payable in cash in respect of shares may be paid by cheque or warrant sent through the post directed to the registered address of the holder, or in the case of joint holders, to the registered address of that one of the joint holders who is first named on the register, or to such person and to such address as the holder or joint holders may direct in writing. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent. The mailing of such cheque or warrant shall, to the extent of the sum represented thereby (plus the amount of any tax required by law to be deducted) discharge all liability for the dividend, unless such cheque or warrant shall not be paid on presentation or the amount of tax so deducted shall not be paid to the appropriate taxing authority. Any one or two or more joint holders may give effectual receipts for any dividend, bonus or other money payable in respect of the shares held by them as joint holders and the Company is not bound to see the execution of any trust in respect of shares of the Company.

20.7 **Dividend in Kind.** Notwithstanding anything contained in these Articles the Directors may from time to time capitalize any undistributed surplus on hand of the Company and may from time to time issue as fully paid and non-assessable any unissued shares, or any bonds, debentures or debt obligations of the Company as a dividend representing such undistributed surplus on hand or any part thereof.

ARTICLE XXI
DOCUMENTS, RECORDS AND REPORTS

21.1 **Documents to be Kept.** The Company shall keep at its records office or at such other place as the *Company Act* may permit, the documents, copies, registers, minutes, and records which the Company is required by the *Company Act* to keep at its records office or such other place, as the case may be.

21.2 **Accounts to be Kept.** The Company shall cause to be kept proper books of account and accounting records in respect of all financial and other transactions of the Company in order properly to record the financial affairs and condition of the Company and to comply with the *Company Act*.

21.3 **Inspection of Accounts.** Unless the Directors determine otherwise, or unless otherwise determined by an ordinary resolution, no member of the Company shall be entitled to inspect the accounting records of the Company.

21.4 **Financial Statements and Reports.** The Directors shall from time to time at the expense of the Company cause to be prepared and laid before the Company in general meeting such financial statements and reports as are required by the *Company Act*.

21.5 **Financial Statements and Reports.** Every member shall be entitled to be furnished once gratis on demand with a copy of the latest annual financial statement of the Company and, if so required by the *Company Act*, a copy of each such annual financial statement and interim financial statement shall be mailed to each member.

ARTICLE XXII
NOTICES

22.1 **Method of Giving Notice.** A notice, statement or report may be given or delivered by the Company to any member either by delivery to him personally or by sending it by mail to him to his address as recorded in the register of members. Where a notice, statement or report is sent by mail, service or delivery of the notice, statement or report shall be deemed to be effected by properly addressing, prepaying and mailing the notice, statement or report and to have been given on the day, Saturdays, Sundays and holidays excepted, following the date of mailing. A certificate signed by the Secretary or other officer of the Company or of any other corporation acting in that behalf for the Company that the letter, envelope or wrapper containing the notice, statement or report was so addressed, prepaid and mailed shall be conclusive evidence thereof.

22.2 Notice to Joint Holder. A notice, statement or report may be given or delivered by the Company to the joint holders of a share by giving the notice to the joint holder first named in the register of members in respect of the share.

22.3 Notice to Personal Representative. A notice, statement or report may be given or delivered by the Company to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a member by sending it through the mail prepaid addressed to them by name or by the title of representatives of the deceased or incapacitated person or trustee of the bankrupt, or by any like description, at the address (if any) supplied to the Company for the purpose by the persons claiming to be so entitled, or (until such address has been so supplied) by giving the notice in a manner in which the same might have been given if the death, bankruptcy or incapacity had not occurred.

22.4 Persons to Receive Notice. Notice of every general meeting or meeting of members holding a class of shares shall be given in a manner hereinbefore authorized to every member holding at the time of the issue of the notice or the date fixed for determining the members entitled to such notice, whichever is the earlier, shares which confer the right to notice of and to attend and vote at any such meeting. No other person except the auditor of the Company and the Directors of the Company shall be entitled to receive notices of any such meeting.

ARTICLE XXIII
RECORD DATES

23.1 Record Date. The Directors may fix in advance a date, which shall not be more than the maximum number of days permitted by the *Company Act* preceding the date of any meeting of members or any class or series thereof or of the payment of any dividend or of the proposed taking of any other proper action requiring the determination of members as the record date for the determination of the members entitled to notice of, or to attend and vote at, any such meeting and any adjournment thereof, or entitled to receive payment of any such dividend or for any other proper purpose and, in such case, notwithstanding anything elsewhere contained in these Articles, only members of record on the date so fixed shall be deemed to be members for the purposes aforesaid.

23.2 No Set Record Date. Where no record date is so fixed for the determination of members as provided in the preceding Article the date on which the notice is mailed or on which the resolution declaring the dividend is adopted, as the case may be, shall be the record date for such determination.

ARTICLE XXIV
SEAL AND EXECUTION OF DOCUMENTS

24.1 Affixation of Seal to Documents. The Directors may provide a seal for the Company and, if they do so, shall provide for the safe custody of the seal which shall not be affixed to any instrument except in the presence of the following persons, namely:

(a) any two Directors;

(b) one of the Chairman of the Board, the President, the Managing Director, a Director and a Vice-President together with one of the Secretary, the Treasurer, the Secretary-Treasurer, an Assistant Secretary, an Assistant Treasurer and an Assistant Secretary-Treasurer; or

(c) if the Company shall have only one member, the President or the Secretary; or

(d) such person or persons as the Directors may from time to time by resolution appoint;

and the said Directors, Officers, person or persons in whose presence the seal is so affixed to an instrument shall sign such instrument. For the purpose of certifying under seal true copies of any document or resolution the seal may be affixed in the presence of any one of the foregoing persons.

24.2 Mechanical Reproduction of Signatures. To enable the seal of the Company to be affixed to any bonds, debentures, share certificates, or other securities of the Company, whether in definitive or interim form, on which facsimiles of any of the signatures of the Directors or officers of the Company are, in accordance with the *Company Act* and/or these Articles, printed or otherwise mechanically reproduced there may be delivered to the firm or company employed to engrave, lithograph or print such definitive or interim bonds, debentures, share certificates or other securities one or more unmounted dies reproducing the Company's seal and the Chairman of the Board, the President, the Managing Director or a Vice-President and the Secretary, Treasurer, Secretary-Treasurer, an Assistant Secretary, an Assistant Treasurer or an Assistant Secretary-Treasurer may by a document authorize such firm or company to cause the Company's seal to be affixed to such definitive or interim bonds, debentures, share certificates or other securities by the use of such dies. Bonds, debentures, share certificates or other securities to which the Company's seal has been so affixed shall for all purposes be deemed to be under and to bear the Company's seal lawfully affixed thereto.

24.3 Official Seal for Other Jurisdictions. The Company may have for use in any other province, state, territory or country an official seal which shall have on its face the name of the province, state, territory or country where it is to be used and all of the powers conferred by the *Company Act* with respect thereto may be exercised by the Directors or by a duly authorized agent of the Company.

24.4 Execution of Documents Generally. The Directors may from time to time by resolution appoint any one or more persons, officers or Directors for the purpose of executing any instrument, document or agreement in the name of and on behalf of the Company for which the seal need not be affixed, and if no such person, officer or Director is appointed, then any one officer or Director of the Company may execute such documents.

SCHEDULE "B"

PACIFIC RIM STOCK OPTIONS

PACIFIC RIM OPTIONS					
OPTIONEE	OPTION EXPIRY	PFG OPTIONS OUTSTANDING		PFG OPTIONS TO BE CONVERTED	
	DATE	NUMBER	PRICE	NUMBER	PRICE
Brito, Jorge	November 4, 2003	6,000	0.88	6,000	0.88
Church, Kathryn	November 4, 2003	6,000	0.88	6,000	0.88
DeWitt, David	November 4, 2003	60,000	0.88	60,000	0.88
Gehlan, Bill	November 4, 2003	15,000	0.88	15,000	0.88
Henderson, Barbara	November 4, 2003	25,000	0.88	25,000	0.88
McLeod-Seltzer, Catherine	November 4, 2003	200,000	0.88	200,000	0.88
Morales, Carmen	November 4, 2003	2,000	0.88	2,000	0.88
Myckatyn, William	November 4, 2003	60,000	0.88	60,000	0.88
Petrina, A.J.	November 4, 2003	60,000	0.88	60,000	0.88
Shrake, Thomas	November 4, 2003	200,000	0.88	200,000	0.88
Sub-total		**634,000**	**0.88**	**634,000**	**0.88**
Brito, Jorge	February 4, 2004	4,000	1.49	4,000	1.49
Church, Kathryn	February 4, 2004	12,000	1.49		
DeWitt, David	February 4, 2004	40,000	1.49		
Gehlan, Bill	February 4, 2004	85,000	1.49		
Henderson, Barbara	February 4, 2004	15,000	1.49		
Krause, Steve	February 4, 2004	20,000	1.49		
McLeodSeltzer, Catherine-	February 4, 2004	150,000	1.49		
Morales, Carmen	February 4, 2004	14,000	1.49		
Myckatyn, William	February 4, 2004	40,000	1.49		
Petrina, A.J.	February 4, 2004	40,000	1.49		
Shrake, Thomas	February 4, 2004	150,000	1.49		
Sub-total		**570,000**	**1.49**	**4,000**	**1.49**
Brito, Jorge	September 24, 2004	24,000	1.3	24,000	1.3
Church, Kathryn	September 24, 2004	24,000			
DeWitt, David	September 24, 2004	40,000			
Gehlan, Bill	September 24, 2004	50,000			
Gonzales, Cecilia	September 24, 2004	5,000	1.3	5,000	1.3
Henderson, Barbara	September 24, 2004	20,000			
Krause, Steve	September 24, 2004	5,400			
McLeodSeltzer, Catherine-	September 24, 2004	140,000			
Morales, Carmen	September 24, 2004	12,000			
Myckatyn, William	September 24, 2004	40,000			
Petrina, A.J.	September 24, 2004	40,000			
Shrake, Thomas	September 24, 2004	140,000			
Sub-total		**540,400**	**1.3**	**29,000**	**1.3**
McLeod-Seltzer, Catherine	June 20, 2005	75,600	4.7		
DeWitt David	June 20, 2005	6,633	4.7		
Myckatyn, William	June 20, 2005	2,133	4.7		
Shrake, Thomas	June 20, 2005	6,634	4.7		
Sub-total		**91,000**	**4.7**		
Church, Kathryn	July 4, 2006	53,000	0.29	53,000	0.29
DeWitt David	July 4, 2006	114,000	0.29	114,000	0.29
Gehlan, Bill	July 4, 2006	156,000	0.29	156,000	0.29
Henderson, Barbara	July 4, 2006	46,800	0.29	46,800	0.29
Krause, Steve	July 4, 2006	20,000	0.29	20,000	0.29
McLeod-Seltzer, Catherine	July 4, 2006	441,000	0.29	441,000	0.29
Morales, Carmen	July 4, 2006	26,000	0.29	26,000	0.29
Myckatyn, William	July 4, 2006	111,000	0.29	111,000	0.29
Petrina, A.J.	July 4, 2006	109,000	0.29	109,000	0.29
Shrake, Thomas	July 4, 2006	387,000	0.29	387,000	0.29
Sub-total		**1,463,800**	**0.29**	**1,463,800**	**0.29**
GRAND TOTAL		**3,299,200**		**2,130,800**	

SCHEDULE "C"

DAYTON STOCK OPTIONS

DAYTON OPTIONS						
OPTIONEE	OPTION EXPIRY	DAY OPTIONS OUTSTANDING			RESULTING PACIFIC RIM OPTIONS	
	DATE	NUMBER	PRICE		NUMBER	PRICE
Blythe, Paul	April 27, 2004	50,000	2.40		88,000	1.36
Donald, Douglas	April 27, 2004	50,000	2.40		88,000	1.36
Earnest, Fred	April 27, 2004	75,000	2.40		132,000	1.36
Fagin, David	April 27, 2004	50,000	2.40		88,000	1.36
McLeod-Seltzer, Catherine	April 27, 2004	50,000	2.40		88,000	1.36
Myckatyn, William	April 27, 2004	500,000	2.40		880,000	1.36
Sub-total		**775,000**	**2.40**		**1,364,000**	**1.36**
Myckatyn, William	June 29, 2004	187,500	1.86		330,000	1.06
Sub-total		**187,500**	**1.86**		**330,000**	**1.06**
Chaiban, Cesar	June 29, 2004	9,500	2.40		16,720	1.36
Pardo, Roberto	June 29, 2004	11,000	2.40		19,360	1.36
Sub-total		**20,500**	**2.40**		**36,080**	**1.36**
Brunsdon, Scott	April 30, 2002	100,000	1.90		176,000	1.08
Sub-total		**100,000**	**1.90**		**176,000**	**1.08**
Blythe, Paul	May 28, 2005	20,000	0.95		35,200	0.54
Brunsdon, Scott	May 28, 2005	75,000	0.95		132,000	0.54
Buchan, Robert	May 28, 2005	50,000	0.95		88,000	0.54
Chaibun, Cesar	May 28, 2005	5,000	0.95		8,800	0.54
Donald, Douglas	May 28, 2005	20,000	0.95		35,200	0.54
Earnest, Fred	May 28, 2005	100,000	0.95		176,000	0.54
Fagin, David	May 28, 2005	20,000	0.95		35,200	0.54
Gomez, Daniel	May 28, 2005	5,000	0.95		8,800	0.54
Goodman, Jonathan	May 28, 2005	50,000	0.95		88,000	0.54
Ivany, John	May 28, 2005	50,000	0.95		88,000	0.54
Johansing, Robert	May 28, 2005	50,000	0.95		88,000	0.54
McLeod-Seltzer, Catherine	May 28, 2005	20,000	0.95		35,200	0.54
Myckatyn, William	May 28, 2005	350,000	0.95		616,000	0.54
Norman, John	May 28, 2005	45,000	0.95		79,200	0.54
Pardo, Roberto	May 28, 2005	7,500	0.95		13,200	0.54
Pinto, Carlos	May 28, 2005	7,500	0.95		13,200	0.54
Spencer, Janice	May 28, 2005	10,000	0.95		17,600	0.54
Turner, David	May 28, 2005	40,000	0.95		70,400	0.54
Sub-total		**925,000**	**0.95**		**1,628,000**	**0.54**
GRAND TOTAL		**2,008,000**			**3,534,080**	

*Excludes two option grants to an employee of Dayton consisting of 100 options at $112.00 per share and 200 options at $45.00 per share. Both options expire on March 26, 2002 and will therefore not be subject to the option exchange under the Amalgamation.

APPENDIX D

Opinion of Pacific Rim Financial Advisor

CAPITAL MARKETS
HAYWOOD
SECURITIES INC.

February 28, 2002

Special Committtee of the Board of Directors of
Pacific Rim Mining Corp.
3550 Barron Way
Suite 12B
Reno, Nevada
89511

Attn: Tom Shrake
Chairman of the DMC Review Committee

Dear Tom:

You have requested the opinion (the "Opinion") of Haywood Securities Inc. ("Haywood") with respect to the terms of the proposed amalgamation of Pacific Rim Mining Corp. ("Pacific Rim") and Dayton Mining Corporation. ("Dayton") (the "Amalgamation"). The terms and conditions of and other matters relating to the Amalgamation are set out in the Information Circular dated February 28, 2002, (the "Information Circular").

The Opinion is provided pursuant to our engagement by the Special Committee of the Board of Directors of Pacific Rim (the "Board") to provide financial advice to the Board including our Opinion as to the fairness of the Amalgamation from a financial point of view to the shareholders of Pacific Rim.

We understand that the Amalgamation is not subject to the formal valuation requirements under Ontario Securities Rule 61-501 ("OSC Rule 61-501") and applicable policies of certain other securities regulatory authorities. Accordingly, we have not been engaged to provide a formal valuation of the Company or its principal assets or of the common shares of the Company, and this Opinion should not be construed as such. We have, however, conducted such analyses, investigations, research and testing of assumptions as were considered by us to be necessary in the circumstances. We have had access to the senior management groups of the Company and were not, to the best of our knowledge, denied any type of information or access that we requested.

Credentials of Haywood Securities Inc.

Haywood is one of Canada's leading independent investment banking firms with operations in corporate finance, equity sales and trading, and investment research. Haywood is owned by its employees and its head office is located in Vancouver, Canada with additional Canadian offices in Toronto and Calgary. Haywood provides services to companies in the mining industry directly through investment banking professionals based in its Vancouver and Toronto offices and through its mining research analysts. Haywood has participated in a significant number of transactions involving mining companies and its investment banking professionals have extensive experience in preparing valuations and fairness opinions.

Scope of Review

In connection with rendering our Opinion, we have reviewed and relied upon, or carried out, among other things, the following:

(i) the Joint Management Information Circular dated February 28, 2002;
(ii) Annual Reports to shareholders of Pacific Rim for the fiscal years ended April 30, 1999, 2000, and 2001;
(iii) Annual Reports to shareholders of Dayton for the fiscal years ended December 31, 1998, 1999, and 2000;
(iv) the interim unaudited consolidated financial statements of Pacific Rim for the three month periods ending July 31, 2001 and October 31, 2001;
(v) the interim unaudited consolidated financial statements of Dayton for the three month periods ending March 31, 2001, June 30, 2001 and September 30, 2001;
(vi) the "Purchase Agreement Among Silver Standard Resources Inc. and Silver Standard (BVI) Inc. and Pacific Rim Mining Corp. and Pac Rim Cayman and Pac Rim Caribe III" dated November 1, 2001;
(vii) internal mine plan for Dayton's Denton-Rawhide mine;
(viii) internal information for the Andacollo mine;
(ix) various internal information of Dayton, including geological information, budgets, and estimates of Dayton's mineral reserves and resources prepared by Dayton and its consultants, and provided to us by Dayton;
(x) discussions with mining staff employed by Dayton with respect to mine plans and closure plans going forward from 2001;
(xi) discussions with senior management of Pacific Rim and Dayton with respect to current mining and exploration operations, financial condition and future prospects of Pacific Rim and Dayton;
(xii) a site visit to the Denton-Rawhide mine on December 10, 2001;
(xiii) discussions with staff at the United States Bureau of Land Management concerning the closure plan for the Denton-Rawhide mine;
(xiv) publicly available information relating to the business, operations, financial performance and stock trading history of Pacific Rim, Dayton, and other selected public companies;
(xv) information with respect to other transactions of a comparable nature considered by Haywood to be relevant in the circumstances;
(xvi) representations contained in a certificate addressed to us dated the date hereof from a director of Pacific Rim; and
(xvii) such other information, investigations and analyses as we considered necessary or appropriate in the circumstance.

Assumptions and Limitations

We have relied upon, and have assumed the completeness, accuracy and fair presentation of, all information, data, advice, opinions and representations obtained by us from public sources or provided to us by Pacific Rim and Dayton or otherwise pursuant to our engagement. We have not attempted to verify independently the accuracy or completeness of any such information, data, advice, opinions and representations. Senior management of Pacific Rim and Dayton has represented to us, in a certificate delivered as at the date hereof, amongst other things, that the information, data, advice, opinions and other materials (the "Information") provided to us by or on behalf of Pacific Rim is accurate, complete and correct at the date the Information was provided to us and that since the date of the Information, there has been no material change, financial or otherwise, in the financial condition of Pacific Rim, or in its assets, liabilities (contingent or otherwise), business operations or prospects and there has been no change in any material fact which is of a nature as to render the Information untrue or misleading in any material respect.

This Opinion is rendered as at the date hereof and on the basis of securities markets and economic and general business and financial conditions prevailing as at the date hereof. In our analysis and in connection with the preparation of the Opinion, we have made assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Amalgamation. The Opinion contained herein is only given as of the date hereof and we undertake no responsibility for advising of a change in our opinion for any changes in fact which may occur after the date hereof.

In preparing the Opinion, Haywood has made several assumptions, including that all of the conditions required to implement the Amalgamation will be met and that the disclosure provided in the Joint Management Information Circular is accurate in all material respects.

We considered the Amalgamation from the perspective of Pacific Rim shareholders generally and did not consider the specific circumstances, particularly with respect to income tax consequences, of any particular Pacific Rim shareholder.

Opinion

This opinion is for the benefit and use by members of the Special Committee of the Board in connection with their consideration of the Amalgamation and does not constitute a recommendation to any holder of common shares of Pacific Rim as to how such shareholder should respond to the Amalgamation. This opinion may not be published or otherwise used without our prior written consent, other than as provided for in the engagement agreement, dated December 5, 2001, between Pacific Rim and Haywood.

Based upon and subject to the foregoing, Haywood is of the opinion that, as of the date hereof, the Amalgamation is fair from a financial point of view.

Very truly yours,

Haywood Securities Inc.

HAYWOOD SECURITIES INC.

DUNDEE SECURITIES CORPORATION

APPENDIX E

Opinion of Dayton Financial Advisor

February 21, 2002

The Special Committee of
The Board of Directors of
Dayton Mining Corporation
Suite 2393, Three Bentall Centre
595 Burrard Street
Vancouver, B.C.
V7X 1K8

Dear Sirs:

Dundee Securities Corporation ("Dundee Securities", "we", "us" or "our") understands that, on January 9, 2002, Pacific Rim Mining Corp. ("Pacific Rim") and Dayton Mining Corporation ("Dayton") (together, the "Companies") announced the approval by their respective boards of directors of an amalgamation (the "Amalgamation") of the Companies, subject to shareholder and regulatory approval. Under the Amalgamation, shareholders of Dayton common shares (the "Dayton Shareholders") will receive 1.760 common shares of Pacific Rim in exchange for each common share of Dayton. After the Amalgamation, the merged company will have approximately 78,276,794 common shares outstanding.

Dundee Securities also understands that a committee of independent members of the board of directors of Dayton (the " Dayton Special Committee") has been formed for the purpose of considering, reviewing and reporting to the board of directors of Dayton (the "Dayton Board") on, among other things, the terms of the Amalgamation. As part of its review, the Dayton Special Committee and the Dayton Board have requested a written opinion (the "Fairness Opinion") as to the fairness, from a financial point of view, of the Amalgamation to the Dayton Shareholders.

The Amalgamation is subject to a number of conditions, including the receipt of all necessary regulatory and shareholder approvals. The terms of the Amalgamation are more fully described in the Notices of Annual and Extraordinary General Meetings and Joint Management Information Circular (the "Circular") which will be sent to Dayton Shareholders and Pacific Rim shareholders in connection with the Amalgamation.

BACKGROUND TO THE ENGAGEMENT

Management of Dayton and Pacific Rim first discussed a possible business combination in March 2001. Pacific Rim management visited the El Dorado site, but minimal work was done until Pacific Rim completed the sale of its Diablillos project in November 2001. On October 16, 2001, the Dayton Board met to discuss a proposed Amalgamation whereby Pacific Rim and Dayton would merge. The Dayton Special Committee was established on October 24, 2001 and was requested to review and report to the Dayton Board on the proposed Amalgamation.

Dundee Securities was first contacted by one of Dayton's independent directors on September 13, 2001 via telephone and advised of Dayton's requirement for a fairness opinion. Dundee Securities had further discussions with the independent director on October 18, 2001 and presented a proposal to provide the Fairness Opinion to the proposed Dayton Special Committee and its legal counsel on October 22, 2001. On November 5, 2001, Dundee Securities was verbally engaged to provide the Fairness Opinion to the Dayton Special Committee. The terms of the engagement are set out in an agreement executed on November 16, 2001 (the "Engagement Agreement"), pursuant to which Dundee Securities was formally engaged to provide the Fairness Opinion.

The Engagement Agreement provides for the payment to Dundee Securities of a fee for the Fairness Opinion. In addition, Dundee Securities will be reimbursed for its reasonable out-of-pocket expenses and indemnified by Dayton in certain circumstances. Dundee Securities has not been engaged to prepare a formal valuation of either Dayton or Pacific Rim, and the Fairness Opinion should not be construed as such.

QUALIFICATIONS OF DUNDEE SECURITIES

Dundee Securities is an independent Canadian investment dealer providing a broad range of financial advisory services to corporations, financial institutions and individuals. These services include financial advisory services in the areas of mergers, acquisitions, divestitures, valuations and fairness opinions as well as equity trading and investment research. The professional staff of Dundee Securities have prepared numerous valuations and fairness opinions and have been involved in a significant number of transactions involving private and publicly traded companies.

The opinion expressed herein represents the opinion of Dundee Securities. The form and content hereof has been approved for release by a committee of its directors, each of whom is experienced in merger, acquisition, divestiture and valuation matters.

INDEPENDENCE OF DUNDEE SECURITIES

Dundee Securities is not an insider, associate or affiliate of Dayton, Pacific Rim or their respective affiliates. During the 24 month period prior to the date first contacted regarding this engagement, Dundee Securities has provided general financial advisory services and participated in an underwriting for Dayton which closed on June 14, 2000. To the knowledge of Dundee Securities, Dundee Precious Metals Inc., a reporting issuer managed by an affiliate of Dundee Securities, owns approximately 14% of the outstanding shares in the capital of Dayton. The fees payable to Dundee Securities are neither contingent in whole or in part upon the closing of the Amalgamation, nor are they dependent upon the conclusions reached by Dundee Securities in its Fairness Opinion. Other than defining the terms of our engagement, Dundee Securities received no instructions from Dayton or the Dayton Special Committee in connection with the preparation of the Fairness Opinion.

Dundee Securities acts as trader and dealer, both as principal and agent, in major Canadian equity markets and as such may execute transactions on behalf of clients or on behalf of the Companies or their related entities for which it receives compensation. In addition, as an investment dealer, Dundee Securities conducts research on securities and may, in the ordinary course of business, be expected to provide research support and investment advice to its clients on investment matters pertaining to the Companies.

There are no understandings or agreements between Dundee Securities and the Companies or any of their respective affiliates with respect to future business dealings. Dundee Securities may, however, from time to time in the future perform financial advisory or investment banking services for the Companies.

SCOPE OF REVIEW

In preparing the Fairness Opinion, Dundee Securities has, among other things, reviewed and, where it considered appropriate, relied upon or carried out, among other things, the following:

In Respect of the Companies:

1. a draft of the Circular (the "Draft Circular");
2. the draft amalgamation agreement setting forth the terms of the Amalgamation;
3. press releases of the Companies from January 1, 1999 to present;
4. current and historical stock market trading information relating to the common shares of the Companies;
5. a summary of stock options held by directors, officer and employees of the Companies as at December 31, 2001; and
6. such other financial, market, corporate and industry information, investigations and analyses, research and testing of assumptions as Dundee Securities considered necessary or appropriate in the circumstances.

In Respect of Dayton:

1. discussions with the auditors of Dayton;
2. discussions with management and directors of Dayton regarding Dayton, its operations and financial condition and the Amalgamation;
3. the interim unaudited financial statements of Dayton for the three, six and nine month periods ended March 31, 2001, June 30, 2001 and September 30, 2001;
4. the audited financial statements of Dayton for the three fiscal years ended December 31, 2001;

5. an officer's certificate of Dayton stating, among other things, that as at February 21, 2002 the financial position of Dayton had not changed materially from that disclosed in the audited financial statements for the fiscal year ended December 31, 2001 and the interim unaudited financial statements for the three month periods ended March 31, 2001, June 30, 2001 and September 30, 2001;
6. the Notice of Extraordinary General Meetings of Members and Joint Management Information Circular for Dayton Mining Corporation and Mirage Resources Corporation dated February 24, 2000;
7. internally generated monthly reports with respect to the Rawhide Mine;
8. the Feasibility Study for the El Dorado Gold and Silver Project, July 2001; and
9. cash flow models prepared by Dayton for its operations and development projects.

In Respect of Pacific Rim:

1. discussions with management and directors of Pacific Rim regarding Pacific Rim, its operations and financial condition and the Amalgamation;
2. discussions with the auditors of Pacific Rim;
3. the interim unaudited financial statements of Pacific Rim for the three, six and eight month periods ended July 31, 2001, October 30, 2001 and December 31, 2001;
4. the audited financial statements of Pacific Rim for the three fiscal years ended April 30, 2001;
5. a review with management of Pacific Rim's exploration properties; and
6. an officer's certificate of Pacific Rim stating, among other things, that as at February 21, 2002 the financial position of Pacific Rim had not changed materially from that disclosed in the audited financial statements for the fiscal year ended April 30, 2001 and the interim unaudited financial statements for the three month periods ended July 31, 2001 and October 30, 2001, and the eight month period ended December 31, 2001.

SITE VISITS

Dundee Securities has not conducted site visits in preparation of the Fairness Opinion but has visited the Rawhide and Andacollo projects as part of their ongoing research coverage of the mining industry. Dundee Securities personnel have knowledge including, but not limited to, the region's geology, exploration and working practices, country laws and regulations.

KEY ASSUMPTIONS AND LIMITATIONS

Dundee Securities has relied upon, with the Dayton Special Committee's approval and as provided in the Engagement Agreement, and has assumed the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions or representations obtained by it from public sources, or provided to it by Dayton or Pacific Rim or their subsidiaries or affiliates. Subject to the exercise of our professional judgement and except as expressly described herein, Dundee Securities has not attempted to verify independently any of such information, data, advice, opinions, representations, business plans, forecasts and projections or whether any changes have occurred in any of such information after the date any of the same were provided or obtained.

Dayton and Pacific Rim have represented to Dundee Securities, in certificates dated as at the date hereof that, among other things, the information, data, advice, opinions and representations provided to Dundee Securities are complete, true and correct in all material respects and do not contain any untrue material fact or omit to state any material fact so as to make the statements made not misleading in light of the circumstances in which they were made and that since the date the relevant information was provided, there has been no material change in Dayton or any of its subsidiaries and no material change has occurred in the information or any part thereof which could reasonably be expected to have a material effect on the Fairness Opinion.

In preparing the Fairness Opinion we have assumed that the disclosure in the Draft Circular with respect to the proposed Amalgamation, the conditions thereof and the parties thereto is accurate and complete. The Fairness Opinion is rendered on the basis of securities market, economic and general business and financial conditions prevailing as at the date hereof and the condition and prospects, financial and otherwise, of Dayton and Pacific Rim as reflected in the information and documents reviewed by Dundee Securities and as they were represented to us in our discussions with the management of the Companies.

Dundee Securities believes that its analysis must be considered as a whole and that selecting portions of its analysis and of the factors considered, without considering all factors and analysis in connection with the preparation of the Fairness Opinion, could create a misleading view of the processes underlying the Fairness Opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. In our analysis we have made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of any party involved in the Amalgamation.

PRIOR VALUATIONS

The management of Dayton and Pacific Rim have represented to Dundee Securities that there have been no prior valuations or appraisals in respect of Dayton or Pacific Rim in the 24 months prior to the date hereof.

APPROACH TO THE FAIRNESS OPINION

In assessing the fairness of the Amalgamation, Dundee Securities employed a number of financial techniques commonly used in the investment industry. These techniques included the Net Asset Value Approach ("NAV Approach"), the Market Value Approach and the Comparable Transaction Approach. For the purposes of the Fairness Opinion, value means fair market value which is defined as the highest price available in an open and unrestricted market between informed and prudent parties, acting at arm's length and under no compulsion to act, expressly in terms of money or money's worth before considering the effect of the Amalgamation and without any downward adjustment to reflect the liquidity of the shares of Dayton or Pacific Rim.

Net Asset Value Approach

In our opinion, based on our knowledge of and experience in preparing valuations for the mining industry, the NAV Approach is a useful method for determining the fair market value of Dayton and Pacific Rim because:

1. the value of each of the assets and liabilities of each company are estimated separately employing the valuation method that is most relevant or appropriate to that particular asset or liability;

2. the value attributable to exploration assets of each company, which do not contribute to the current cash flow, can be recognized; and

3. the NAV Approach is a fundamental and widely accepted method used in valuing mining companies.

In our analysis, Dundee Securities utilized internally generated financial models to determine the net asset values of both Dayton and Pacific Rim. Dundee Securities also considered estimates provided by management of the financial conditions of Dayton and Pacific Rim at the anticipated closing date of the Amalgamation.

Market Value Approach

Dundee Securities has reviewed and considered the historical stock market prices and volumes of Dayton and Pacific Rim prior to and subsequent to the announcement of the proposed Amalgamation, and the ratio of the trade-weighted price of their shares. Trading prices of Dayton and Pacific Rim over the twelve-month period prior to the announcement of the proposed Amalgamation may not be reflective of their underlying net asset values. As at the date of this Fairness Opinion, values reflected in the public equity market for international junior mining exploration and development companies are generally below their net asset values, although market values vary considerably depending upon geographic location, political risk, project upside and financial strength.

Comparable Transaction Approach

Dundee Securities reviewed and considered publicly available information for a number of junior mining exploration companies and conducted such other analyses and investigations as were deemed necessary in the circumstances.

OTHER CONSIDERATIONS

Dundee Securities considered a number of other factors in determining the fairness of the Amalgamation. These factors include:

1. the combination of the El Dorado property, an advanced exploration project, with additional cash from Pacific Rim;

2. the potential conflicts of interest between Dayton and Pacific Rim resulting from having common directors;

3. the costs associated with having overhead expenses of two companies; and

4. the general inability to finance mining exploration and development activities, in context of current equity market conditions.

FAIRNESS OPINION

This opinion may only be used or relied upon by the Dayton Special Committee and the Dayton Board in connection with their review of the Amalgamation and may not be relied upon by any other person without the express prior written consent of Dundee Securities. Dundee Securities understands and agrees that the Fairness Opinion may be reproduced in full or summarized in the Circular, however the Fairness Opinion does not constitute a recommendation as to whether or not Dayton Shareholders should vote in favour of the Amalgamation. This opinion is given as of the date hereof and we disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our opinion that may come or be brought to our attention after the date hereof. In the event that there is any change in fact or matter impacting on our opinion after the date hereof, we reserve the right to change, modify or withdraw our opinion.

Based and relying upon and subject to the foregoing and such other matters as we have considered relevant, Dundee Securities is of the opinion that the terms of the Amalgamation are fair, from a financial point of view, to the Dayton Shareholders.

Yours truly,

"Dundee Securities Corporation"

DUNDEE SECURITIES CORPORATION

APPENDIX F

Pro Forma Combined Unaudited Financial Statements Of Amalco

AMALGAMATED PACIFIC RIM MINING CORP.

(An Exploration Stage Company)

PRO FORMA COMBINED CONSOLIDATED FINANCIAL STATEMENTS

31 DECEMBER 2001

In Thousands of U.S. Dollars

(Unaudited - See Compilation Report)

STALEY, OKADA, CHANDLER & SCOTT

Chartered Accountants

COMPILATION REPORT TO THE DIRECTORS

We have reviewed, as to compilation only, the accompanying pro forma combined consolidated balance sheet of Amalgamated Pacific Rim Mining Corp. as at 31 December 2001 and the pro forma combined consolidated statement of operations for the year then ended. These pro forma combined consolidated financial statements have been prepared for inclusion in the information circular relating to the proposed amalgamation of Dayton Mining Corporation and Pacific Rim Mining Corp. In our opinion, the pro forma combined consolidated balance sheet and the pro forma combined consolidated statement of operations have been properly compiled to give effect to the proposed transactions and assumptions described in the notes thereto.

"Staley, Okada, Chandler & Scott"

Langley, B.C.
10 February 2002

STALEY, OKADA, CHANDLER & SCOTT
CHARTERED ACCOUNTANTS

Amalgamated Pacific Rim Mining Corp.
(An Exploration Stage Company)

Statement 1

Pro Forma Combined Consolidated Balance Sheet

As at 31 December 2001

In Thousands of U.S. Dollars

Unaudited - See Compilation Report

ASSETS	Dayton Mining Corporation	Pacific Rim Mining Corp.	Pro Forma Adjustments and Eliminating Entries (Note 2)		Pro Forma Amalgamated Pacific Rim Mining Corp.
Current					
Cash and cash equivalents	$ 1,537	$ 1,703	$ (350)	c	$ 2,890
Investments in marketable securities	76	-	-		76
Other receivables and deposits	234	13	-		247
Inventories	9,011	-	-		9,011
	10,858	1,716	(350)		12,224
Property, Plant and Equipment	10,465	2,119	(1,004)	a	11,580
Closure Fund	3,217	-	-		3,217
	$ 24,540	$ 3,835	$ (1,354)		$ 27,021
LIABILITIES					
Current					
Accounts payable and accrued liabilities	$ 3,175	$ 51	$ -		$ 3,226
Loan payable to a related party	1,849	-	-		1,849
Accrued closure costs	2,518	-	-		2,518
	7,542	51	-		7,593
SHAREHOLDERS' EQUITY					
Share Capital *(Note 3)*	53,810	21,783	(21,783)	b	
			2,780	b	56,590
Deficit	(36,812)	(17,999)	(1,004)	a	
			19,003	b	
			(350)	c	(37,162)
	16,998	3,784	(1,354)		19,428
	$ 24,540	$ 3,835	$ (1,354)		$ 27,021

ON BEHALF OF THE BOARD:

"Catherine McLeod-Seltzer", Director

"Thomas C. Shrake", Director

Amalgamated Pacific Rim Mining Corp. Statement 2
(An Exploration Stage Company)

Pro Forma Combined Consolidated Statement of Operations

For the Year Ended 31 December 2001

In Thousands of U.S. Dollars

Unaudited - See Compilation Report

	Dayton Mining Corporation	Pacific Rim Mining Corp.	Pro Forma Adjustments and Eliminating Entries *(Note 2)*		Pro Forma Amalgamated Pacific Rim Mining Corp.
Revenue					
Sales	$ 14,913	$ -	$ -		$ 14,913
Cost of Sales					
Operating costs	13,545	-	-		13,545
Depreciation, depletion and amortization	2,980	-	-		2,980
	16,525	-	-		16,525
	(1,612)	-	-		(1,612)
Operating Expenses					
General and administrative	1,131	300	-		1,431
Exploration	700	122	95	a	917
Loss on foreign exchange	66	7	-		73
Write-down of marketable securities	70	-	-		70
Write-down of capital assets	-	54	-		54
Interest and bank charges, *net*	(208)	(17)	-		(225)
	1,759	466	95		2,320
Loss Before the Undernoted	3,371	466	-		3,932
Other expenses *(Note 2c)*	-	-	350		350
Loss for the Period	$ 3,371	$ 466	$ 445		$ 4,282
Loss per Share					
Basic and fully diluted					$ 0.05
Weighted average number of common shares					78,276,794

Amalgamated Pacific Rim Mining Corp.
(An Exploration Stage Company)

Notes to Pro Forma Combined Consolidated Financial Statements

31 December 2001
In Thousands of U.S. Dollars
Unaudited - See Compilation Report

---

1. Proposed Arrangement and Basis of Presentation

The accompanying pro forma combined consolidated financial statements have been compiled for purposes of inclusion in the information circular relating to the proposed amalgamation of Dayton Mining Corporation ("Dayton") and Pacific Rim Mining Corporation ("Pac Rim"). The combined companies, for these financial statements, are called Amalgamated Pacific Rim Mining Corp. ("Amalco"). Pursuant to the amalgamation, each Pac Rim shareholder will be entitled to receive one Amalco share in exchange for each Pac Rim share and each Dayton shareholder will be entitled to receive 1.76 Amalco shares for each Dayton share held. The pro forma combined consolidated financial statements give effect to the proposed arrangement.

The pro forma combined consolidated financial statements should be read in conjunction with the historical financial statements of each company and other information referred to in the information circular. Financial statements of Pac Rim as at 31 December 2001 and for the eight month period then ended and financial statements of Dayton as at 31 December 2001 and for the year then ended were used in the preparation of the pro forma combined consolidated balance sheet as at 31 December 2001 and the pro forma combined consolidated statement of operations for the twelve month period then ended. Use of only an eight month period of Pac Rim is immaterial to the presentation of the financial statements as a whole.

As this proposed transaction will result in the former shareholders of Dayton owning greater than 50% of new Pac Rim common shares, the acquisition has been treated as a reverse take-over with Dayton identified as the acquirer. The purchase method of accounting has been applied with the shares issued as consideration being recorded at the fair value of the net assets of Pac Rim which has been determined to be equal to the net book value of Pac Rim.

---

2. Pro Forma Assumptions and Adjustments

The pro forma combined consolidated balance sheet as at 31 December 2001 has been prepared assuming that the transaction related to the proposed arrangement occurred on that date. The pro forma combined consolidated statement of operations for the year ended 31 December 2001 has been compiled assuming the transaction relating to the proposed arrangement occurred at the beginning of the period presented. This pro forma combined consolidated statement of operations is not necessarily indicative of the results of operations that would have been attained had the acquisition taken place at the beginning of the period presented and does not purport to be indicative of the effects that may be expected to occur in the future.

The pro forma combined consolidated financial statements give effect to the following transactions:

a) Dayton's accounting policy is to expense exploration expenditures as incurred. Therefore, Pac Rim has matched this policy resulting in a write-down of mineral property costs;

b) Acquisition of Pac Rim and related elimination of Pac Rim's share capital and deficit; and,

c) Merger costs of $350 pursuant to the proposed arrangement between Pac Rim and Dayton have been expensed.

Amalgamated Pacific Rim Mining Corp.
(An Exploration Stage Company)

Notes to Pro Forma Combined Consolidated Financial Statements

31 December 2001

In Thousands of U.S. Dollars

Unaudited - See Compilation Report

3. Share Capital

Details are as follows:

	Number		Amount
Authorized:			
1,000,000,000 common shares without par value			
Issued as at 31 December 2001			
Pac Rim share capital prior to amalgamation	23,498,600	$	21,783
Adjustment with reverse take-over accounting:			
Elimination of Pac Rim share capital	-		(21,783)
Dayton share capital	-		53,810
Shares issued on acquisition of Pac Rim	54,778,194		2,780
Pro forma balance - 31 December 2001	78,276,794	$	56,590

APPENDIX G

Pacific Rim Audited Consolidated Financial Statements (For Year Ended April 30, 2001) and Pacific Rim Unaudited Consolidated Financial Statements (For Eight Months Ended December 31, 2001)

PACIFIC RIM MINING CORP.

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

31 DECEMBER 2001, 31 JANUARY 2001
and
30 APRIL 2001, 2000 and 1999

In Thousands of U.S. Dollars

STALEY, OKADA, CHANDLER & SCOTT
Chartered Accountants

REVIEW ENGAGEMENT REPORT

To the Shareholders of Pacific Rim Mining Corp.:

We have reviewed the interim consolidated balance sheet of Pacific Rim Mining Corp. *(An Exploration Stage Company)* as at 31 December 2001 and the statements of changes in shareholders' equity, operations and cash flows for the eight months then ended. Our review was made in accordance with Canadian generally accepted standards for review engagements and accordingly consisted primarily of enquiry, analytical procedures and discussion related to information supplied to us by the company.

A review does not constitute an audit and consequently we do not express an audit opinion on these interim consolidated financial statements.

Based on our review, nothing has come to our attention that causes us to believe that these interim consolidated financial statements are not, in all material respects, in accordance with Canadian generally accepted accounting principles.

The comparative figures as at 31 January 2001 and for the nine months then ended were prepared by management.

"Staley, Okada, Chandler & Scott"

Langley, B.C.
10 February 2002

STALEY, OKADA, CHANDLER & SCOTT
CHARTERED ACCOUNTANTS

AUDITORS' REPORT

To the Shareholders of Pacific Rim Mining Corp.:

We have audited the consolidated balance sheet of Pacific Rim Mining Corp. *(An Exploration Stage Company)* as at 30 April 2001, 2000 and 1999 and the consolidated statements of changes in shareholders' equity, operations and cash flows for the years ended 30 April 2001, 2000 and 1999. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at 30 April 2001, 2000 and 1999 and the results of its changes in shareholders' equity, operations and cash flows for the years ended 30 April 2001, 2000 and 1999 in accordance with Canadian generally accepted accounting principles. As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a basis consistent with that of the preceding year.

"Staley, Okada, Chandler & Scott"

Langley, B.C.
23 July 2001

STALEY, OKADA, CHANDLER & SCOTT
CHARTERED ACCOUNTANTS

Pacific Rim Mining Corp.
(An Exploration Stage Company)

Statement 1

Consolidated Balance Sheet

In Thousands of U.S. Dollars

ASSETS	31 December 2001 *(Unaudited)*	31 January 2001 *(Prepared by Management)*	30 April 2001	30 April 2000	30 April 1999
Current					
Cash and short-term investments	$ 1,703	$ 1,200	$ 870	$ 874	$ 4,924
Accounts receivable	7	1	17	5	11
Prepaid expenses and deposits	6	6	21	17	22
	1,716	1,207	908	896	4,957
Mineral Property Costs - *Schedule (Note 2)*	2,060	873	909	3,047	2,097
Investment in Salta Gold Ltd. *(Note 3)*	-	2,366	2,356	2,348	2,366
Capital Assets *(Note 4)*	59	127	115	122	128
Incorporation Costs	-	-	-	-	36
	$ 3,835	$ 4,573	$ 4,288	$ 6,413	$ 9,584
LIABILITIES					
Current					
Accounts payable and accrued liabilities	$ 51	$ 85	$ 38	$ 275	$ 102
SHAREHOLDERS' EQUITY					
Share Capital *(Note 5)*					
Authorized:					
100,000,000 common shares without par value					
Issued and fully paid:					
23,498,600 shares - *Statement 2*	21,783	21,764	21,783	17,422	17,381
Deficit - *Statement 3*	(17,999)	(17,276)	(17,533)	(11,284)	(7,899)
	3,784	4,488	4,250	6,138	9,482
	$ 3,835	$ 4,573	$ 4,288	$ 6,413	$ 9,584

ON BEHALF OF THE BOARD:

"Catherine McLeod-Seltzer", Director

"Thomas C. Shrake", Director

- See Accompanying Notes -

Pacific Rim Mining Corp.
(An Exploration Stage Company)

Statement 2

Consolidated Statement of Changes in Shareholders' Equity

In Thousands of U.S. Dollars

	Common Shares				Accumulated		
	Number		Amount		Deficit		Total
Balance - 30 April 1998	20,117,370	$	15,926	$	(4,637)	$	11,289
Issuance of shares for							
- Exercise of warrants	1,378,000		1,358		-		1,358
- Property	100,000		97		-		97
Loss for the year	-		-		(3,262)		(3,262)
Balance - 30 April 1999	21,595,370		17,381		(7,899)		9,482
Issuance of shares for							
- Exercise of options	40,200		29		-		29
- Property	15,000		12		-		12
Loss for the year	-		-		(3,385)		(3,385)
Balance - 30 April 2000	21,650,570		17,422		(11,284)		6,138
Issuance of shares for							
- Exercise of options	40,500		40		-		40
- Special warrants	1,707,530		4,753		-		4,753
- Financing costs	-		(451)		-		(451)
Loss for the period	-		-		(5,992)		(5,992)
Balance - 31 January 2001	23,398,600		21,764		(17,276)		4,488
Issuance of shares for							
- Settlement of lawsuit	100,000		19		-		19
Loss for the period	-		-		(257)		(257)
Balance - 30 April 2001	23,498,600		21,783		(17,533)		4,250
Loss for the period	-		-		(466)		(466)
Balance - 31 December 2001	23,498,600	$	21,783	$	(17,999)	$	3,784

Pacific Rim Mining Corp.
(An Exploration Stage Company)

Statement 3

Consolidated Statement of Operations

In Thousands of U.S. Dollars

		Eight Months Ended 31 December 2001 *(Unaudited)*		Nine Months Ended 31 January 2001 *(Prepared by Management)*		Year Ended 30 April 2001		Year Ended 30 April 2000		Year Ended 30 April 1999
Operating Expenses										
Wages and employee benefits	$	**127**	$	217	$	269	$	246	$	280
Write-off of mineral property costs		**122**		5,649		5,804		2,845		2,773
Office, secretarial and bookkeeping		**76**		67		99		102		93
Write-down of capital assets		**54**		-		-		-		-
Professional fees		**26**		38		74		49		81
Audit and accounting		**26**		38		44		37		43
Rent		**15**		40		51		52		48
Shareholder information		**12**		49		51		66		82
Foreign exchange loss (gain)		**7**		(61)		(110)		(15)		17
Amortization		**6**		6		16		18		15
Travel		**5**		24		24		22		30
Transfer agent fees		**5**		13		14		9		6
Listing and filing fees		**2**		10		14		9		6
Loss on equity investments		**-**		-		9		21		30
Consulting		**-**		-		-		-		17
Write-off of incorporation costs		**-**		-		-		42		-
Investment and bank charges, *net*		**(17)**		(98)		(110)		(118)		(259)
Loss for the Period		**(466)**		(5,992)		(6,249)		(3,385)		(3,262)
Deficit - Beginning of period		**(17,533)**		(11,284)		(11,284)		(7,899)		(4,637)
Deficit - End of Period	**$**	**(17,999)**	$	(17,276)	$	(17,533)	$	(11,284)	$	(7,899)
Loss per Share - Basic	**$**	**(0.02)**	$	(0.26)	$	(0.27)	$	(0.16)	$	(0.16)

- See Accompanying Notes -

Pacific Rim Mining Corp.
(An Exploration Stage Company)

Statement 4

Consolidated Statement of Cash Flows

In Thousands of U.S. Dollars

Cash Resources Provided By (Used In)		Eight Months Ended 31 December 2001 (Unaudited)		Nine Months Ended 31 January 2001 (Prepared By Management)		Year Ended 30 April 2001		Year Ended 30 April 2000		Year Ended 30 April 1999
Operating Activities										
Loss for the period	$	(466)	$	(5,992)	$	(6,249)	$	(3,385)	$	(3,262)
Items not affecting cash										
Write-off of mineral property costs		122		5,649		5,804		2,845		2,773
Loss on equity investments		-		-		9		21		30
Amortization		6		6		16		18		15
Write-down of capital assets		54		-		-		-		-
Write-off of incorporation costs		-		-		-		42		-
		(284)		(337)		(420)		(459)		(444)
Changes in:										
- Accounts receivable		10		4		(12)		6		(5)
- Prepaid expenses		15		11		(4)		5		(3)
- Accounts payable		13		(190)		(237)		173		43
Cash used in operating activities		(246)		(512)		(673)		(275)		(409)
Investing Activities										
Mineral property costs		1,084		(3,456)		(3,638)		(3,783)		(2,326)
Investment in Salta Gold Ltd.		-		(18)		(17)		(3)		(50)
Purchase of capital assets		(5)		(30)		(37)		(12)		(26)
Incorporation costs		-		-		-		(6)		-
Cash provided by (used in) investing activities		1,079		(3,504)		(3,692)		(3,804)		(2,402)
Financing Activities										
Share capital issued		-		4,342		4,361		29		1,358
Cash provided by financing activities		-		4,342		4,361		29		1,358
Net Increase (Decrease) in Cash for the Period		833		326		(4)		(4,050)		(1,453)
Cash position - Beginning of period		870		874		874		4,924		6,377
Cash Position - End of Period	$	1,703	$	1,200	$	870	$	874	$	4,924

Supplemental Schedule of Non-Cash Transactions:

Deferred amortization	$	-	$	19	$	28	$	-	$	-
Settlement of lawsuit	$	-	$	-	$	19	$	-	$	-
Shares issued for mineral property costs	$	-	$	-	$	-	$	12	$	97
Transfer of investment in Salta Gold Ltd. to mineral property costs	$	2,357	$	-	$	-	$	-	$	-

- See Accompanying Notes -

Pacific Rim Mining Corp.
(An Exploration Stage Company)

Schedule

Consolidated Schedule of Mineral Property Costs

In Thousands of U.S. Dollars

	Eight Months Ended 31 December 2001 *(Unaudited)*	Nine Months Ended 31 January 2001 *(Prepared by Management)*	Year Ended 30 April 2001	Year Ended 30 April 2000	Year Ended 30 April 1999
Direct					
South American Properties					
Diablillos claims (recovery)	$ (1,301)	$ -	$ -	$ -	$ -
Various claims - investigation costs	122	386	462	442	562
San Francisco claim	95	136	171	512	73
Luicho	-	2,818	2,896	1,469	-
Prometedora claim	-	76	77	56	21
Cofradia and La Espina	-	-	-	1,096	997
Cerro Blanco	-	-	-	-	31
Fantasma	-	-	-	198	227
Sol Brillante claims	-	59	60	22	512
Costs (Recovery) for the Period	(1,084)	3,475	3,666	3,795	2,423
Balance - Beginning of period	909	3,047	3,047	2,097	2,447
Transfer of investment in Salta Gold Ltd. to mineral property costs	2,357	-	-	-	-
Write-off of mineral property costs	(122)	(5,649)	(5,804)	(2,845)	(2,773)
Balance - End of Period	$ 2,060	$ 873	$ 909	$ 3,047	$ 2,097

- See Accompanying Notes -

Pacific Rim Mining Corp.
(An Exploration Stage Company)

Notes to Consolidated Financial Statements

31 December 2001
In Thousands of U.S. Dollars

---

1. Significant Accounting Policies

a) Nature of Operations

The company is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable.

Mineral exploration costs, including such travel and administration costs relating directly to exploration, are capitalized on an individual prospect basis until such time as an economic ore body is defined or the prospect is abandoned. Costs for a producing prospect are amortized on a unit-of-production method based on the estimated life of the ore reserves, while costs for the prospects abandoned are written off.

The recoverability of the amounts capitalized for the undeveloped mineral properties is dependent upon the determination of economically recoverable ore reserves, confirmation of the company's interest in the underlying mineral claims, the ability to obtain the necessary financing to complete their development, and future profitable production or proceeds from the disposition thereof.

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties. The company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties is in good standing.

b) Consolidation

These consolidated financial statements include the accounts of the company and International Pacific Rim S.A., Pacific Rim Exploration Inc., Pacific Rim Mining Corp. Argentina S.A., Salta Gold Ltd., Minera Pacific Rim S.A. de C.V., Minera Pacific Rim Peru S.A.C. and other holding companies.

i) International Pacific Rim S.A. was incorporated in Argentina on 10 July 1996. The company owns 100% of the issued share capital. The subsidiary is involved in mineral property exploration.

ii) Pacific Rim Exploration Inc. was incorporated in the state of Nevada, U.S.A. on 20 March 1997. The company owns 100% of the issued share capital. The subsidiary is involved in mineral property exploration.

iii) Pac Rim Caribe, Pac Rim Caribe III and Pac Rim Cayman were incorporated to hold the shares of the company's subsidiaries. The company owns 100% of the issued share capital.

iv) Minera Pacific Rim S.A. de C.V. was incorporated in Mexico on 11 September 1997 and Exploradora Pacrim Peru S.A.C. was incorporated in Peru on 3 June 1999. The company owns 100% of the issued share capital. The subsidiaries are currently inactive.

v) Minera Pacific Rim Peru S.A.C. was incorporated in Peru on 10 June 1998. The company owns 100% of the issued share capital. The subsidiary is involved in mineral property exploration.

Pacific Rim Mining Corp.
(An Exploration Stage Company)

Notes to Consolidated Financial Statements
31 December 2001
In Thousands of U.S. Dollars

---

1. **Significant Accounting Policies** - *Continued*

   b) **Consolidation** - *Continued*

   These consolidated financial statements include the results of all of the above subsidiaries' operations from the date of incorporation to the period-end date.

   vi) Pacific Rim Mining Corp. Argentina S.A. ("PFG Argentina") was incorporated in Argentina on 1 September 1993. PFG Argentina is involved in mineral property exploration.

   Salta Gold Ltd. ("Salta") is a holding company that owns the shares of PFG Argentina. The company was incorporated in the Cayman Islands on 25 June 1996 to hold the shares of PFG Argentina.

   These consolidated financial statements include the results of operations for Salta and PFG Argentina for the periods from incorporation until 26 June 1996, when the company entered into an agreement pursuant to which it sold 70% of Salta. From 26 June 1996 to 28 June 2001, the investment in Salta and PFG Argentina has been accounted for under the equity method of accounting. Under the equity method of accounting, the company records its share of the income or loss for the fiscal period. From 28 June 2001 to the date of disposition of Salta *(Note 3c)*, these consolidated financial statements include the results of operations for Salta and PFG Argentina.

   c) **Cash and Short-Term Investments**

   For purposes of reporting cash flows, the company considers cash and short-term investments to include amounts held in banks and highly liquid investments with remaining maturities at point of purchase of six months or less. The company places its cash and cash investments with institutions of high-credit worthiness. At times, such investments may be in excess of federal insurance limits.

   d) **Environmental Expenditures**

   The operations of the company have been, and may in the future be, affected from time to time in varying degree by changes in environmental regulations, including those for future removal and site restoration costs. Both the likelihood of new regulations and their overall effect upon the company vary greatly and are not predictable. The company's policy is to meet or, if possible, surpass standards set by relevant legislation, by application of technically proven and economically feasible measures.

   Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on their future economic benefits. To date, the company has incurred no environmental expenditures relating to the exploration of mineral properties.

   e) **Amortization**

   The company provides for amortization on its capital assets at 20% - 30% on a declining balance method. One-half of the above rate is taken in the year of acquisition.

Pacific Rim Mining Corp.
(An Exploration Stage Company)

Notes to Consolidated Financial Statements

31 December 2001
In Thousands of U.S. Dollars

---

1. Significant Accounting Policies - *Continued*

f) Share Capital

i) The proceeds from the exercise of stock options, warrants and escrow shares are recorded as share capital in the amount for which the option, warrant or escrow share enabled the holder to purchase a share in the company. No compensation expense is recognized for stock options.

ii) Share capital issued for non-monetary consideration is recorded at an amount based on fair market value reduced by an estimate of transaction costs normally incurred when issuing shares for cash, as determined by the board of directors of the company.

g) Foreign Currency Translation

The accounts of the company's foreign operations have been translated into U.S. dollars as follows:

- Monetary assets and liabilities at year-end rates,
- All other assets and liabilities at historical rates, and
- Revenue and expense and exploration and development items at the average rate of exchange prevailing during the period.

Exchange gains and losses arising from these transactions are reflected in income or expense in the period that they occur.

h) Loss per Share

Basic loss per share computations are based on the weighted average number of shares outstanding during the period. Fully diluted earnings per share has not been disclosed as it is anti-dilutive.

i) Management's Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimated.

Pacific Rim Mining Corp.
(An Exploration Stage Company)

Notes to Consolidated Financial Statements

31 December 2001
In Thousands of U.S. Dollars

2. Mineral Property Costs

a) Details are as follows:

	31 December 2001							
	Acquisition	**Exploration**	**Option Payments Received**	**Total**	31 January 2001	30 April 2001	30 April 2000	30 April 1999
Argentina claims								
Diablillos	$ 670	$ 1,886	$ (1,500)	$ 1,056	$ -	$ -	$ -	$ -
San Francisco	14	837	-	851	720	755	585	73
Prometedora	5	148	-	153	153	154	77	21
Sol Brillante / La Colorada	-	-	-	-	-	-	917	895
Peru claims								
Luicho	-	-	-	-	-	-	1,468	-
Cofradia / La Espina	-	-	-	-	-	-	-	1,108
	$ 689	$ 2,871	$ (1,500)	$ 2,060	$ 873	$ 909	$ 3,047	$ 2,097

For expenditures incurred during the periods, on a property by property basis, refer to the consolidated schedule of mineral property costs.

b) **Diablillos Claims, Argentina**

The Diablillos claims are located in Salta Province and consist of 7 claims. This property has been optioned to Silver Standard Resources Inc. ("SSO") on 14 December 2001 *(Note 3c)*.

c) **San Francisco Claim, Argentina**

The San Francisco claim is located in Jujuy Province, and consists of 1 claim totaling 3,600 hectares. The project was acquired by staking and is 100% owned by the company. There are no underlying payments or royalties associated with the San Francisco claim.

d) **Prometedora Claim, Argentina**

The Prometedora claim is located in Salta Province, and consists of 1 claim totaling 3,500 hectares. The project was acquired by staking and is 100% owned by the company. There are no underlying payments or royalties associated with the Prometedora claim.

3. Salta Gold Ltd.

a) **Sale of Salta Gold Ltd.**

By an agreement dated 26 June 1996, the company sold 70% of the issued and outstanding share capital of Salta and its subsidiary, PFG Argentina, for approximately $82 in exploration expenditures on the Diablillos property.

The agreement provided the company the right to repurchase the 70% interest in Salta and PFG Argentina should the purchaser fail to incur, at its option, exploration expenditures on the Diablillos property as follows:

On or before June 2000	10,500	(completed)
Each subsequent year after June 2000	4,000	*(Note 3b)*

In Thousands of U.S. Dollars

3. Salta Gold Ltd. - *Continued*

b) Repurchase of Salta Gold Ltd.

The original sale agreement noted above contained a clause whereby the 70% interest in Salta could be repurchased if the optionee did not incur the required exploration expenditures. On 28 June 2001, the 70% interest of Salta and PFG Argentina was repurchased for a nominal amount, thereby restoring the company's ownership in Salta to 100%. The major asset of Salta at the date of repurchase is the Diablillos mineral property in Argentina, on which approximately $16,000 in exploration expenditures have been incurred to date by the optionee. The repurchase, for accounting purposes, moves the balance of the investment in Salta to mineral property costs at the company's carrying value.

c) Agreement with Silver Standard Resources Inc. ("SSO")

By agreement dated 14 December 2001, the company agreed to sell its 100% interest in Salta and PFG Argentina to SSO. The major asset of Salta is the Diablillos mineral property in Argentina. Under the terms of the agreement, SSO will pay, at its option, a total of $3,400, consisting of staged payments totaling $1,500 in cash on or before 31 December 2001 (paid) and $1,900 in cash or common shares, at SSO's election, on or before 31 December 2003. Subsequent to 31 December 2001, the company received 383,025 common shares of SSO, which had a fair market value of $1,000. These shares have a four month hold expiring 19 May 2002 and unless the shares are sold in a single block, the company is limited to selling a maximum of 80,000 shares of SSO per month once the hold period is over. Salta and PFG Argentina have been treated as sold in these financial statements. All amounts received from SSO will be treated as a recovery of deferred costs on the Diablillos property and any recovery over the cost will be treated as a gain. If SSO does not fulfill the payment requirements, the company can, at its option, have the shares of Salta and PFG Argentina returned or have the Diablillos property transferred to a designated entity.

4. Capital Assets

Details are as follows:

	Cost	Accumulated Amortization	31 December 2001 Net Book Value (Unaudited)	31 January 2001 Net Book Value (Prepared by Management)	30 April 2001 Net Book Value	30 April 2000 Net Book Value	30 April 1999 Net Book Value
Equipment and office furniture	$ 219	$ 160	$ 59	$ 127	$ 115	$ 122	$ 128

In Thousands of U.S. Dollars

5. Share Capital

a) The company has granted stock options to its officers, directors and employees pursuant to the policies of the governing regulatory bodies.

The stock options outstanding as at 31 December 2001 are as follows:

Number	Price per Share *	Expiry Date
634,000	$ 0.88	4 November 2003
570,000	$ 1.49	4 February 2004
540,400	$ 1.30	24 September 2004
91,000	$ 4.70	20 June 2005
1,463,800	$ 0.29	4 July 2006
3,299,200		

* Actual amount in Canadian dollars.

b) On 18 August 1999, the company adopted a shareholder rights plan. Under the Plan, the company issued one Right for no consideration in respect of each outstanding common share of the company. All common shares issued by the company during the term of the Plan will have one Right attached to them. The Rights will trade together with the common shares and the term of the Plan is for three years. The Rights are attached to the common shares and cannot be exercised until eight trading days after a triggering event has taken place. A triggering event is one of the following: (i) an Acquiring Person acquires 20% or more of the common shares of the company; or (ii) an Acquiring Person announces his intention to make a take-over bid that would result in the person owning 20% or more of the outstanding common shares of the company. Upon such a triggering event, each Right would separate from the common share and thereafter entitle the holder to purchase common shares at a 50% discount to the market price, up to the amount of the $50 exercise price of the Right. The Rights will not be separated if the Acquiring Person makes a Permitted Bid. A Permitted Bid is a bid made pursuant to a take-over bid circular to all shareholders of the company, which has a minimum deposit period of at least 60 days and pursuant to which not less than 50% of the common shares, other than those held by the Acquiring Person, are deposited and not withdrawn. The shareholders rights plan has not been triggered by the Dayton Mining Corporation transaction *(Note 13)*.

6. Related Party Transactions

a) In addition to items noted elsewhere, the company entered into the following transactions with related parties:

	Eight Months Ended 31 December 2001 *(Unaudited)*	Nine Months Ended 31 January 2001 *(Prepared by Management)*	Year Ended 30 April 2001	Year Ended 30 April 2000	Year Ended 30 April 1999
Wages - President and director	**$ 61**	$ 69	$ 91	$ 91	$ 91
Wages - Chief executive officer	**$ 83**	$ 94	$ 125	$ 125	$ 125

In Thousands of U.S. Dollars

6. Related Party Transactions - *Continued*

b) During the period ended 31 December 2001, the company issued NIL (31 January 2001 - NIL; 30 April 2001 - NIL; 30 April 2000 - NIL; 30 April 1999 - 250,000) shares to a director for $NIL (31 January 2001 - $NIL; 30 April 2001 - $NIL; 30 April 2000 - $NIL; 30 April 1999 - $246). These share issuances were at fair value.

c) During the period ended 31 December 2001, the company issued NIL (31 January 2001 - 362,450; 30 April 2001 - 362,450; 30 April 2000 - NIL; 30 April 1999 - NIL) shares related to special warrants, to directors and relatives of directors of the company, for cash of $NIL (31 January 2001 - $1,046; 30 April 2001 - $1,046; 30 April 2000 - $NIL; 30 April 1999 - $NIL).

7. Income Taxes

The company has incurred certain mineral property related expenditures of approximately $2,500 in Canada and $3,800 in South America which may be carried forward indefinitely in Canada and until the properties are dropped or the mineral deposits are depleted in South America. These expenditures can be used to reduce prescribed taxable income in future years.

The company has non-capital losses for tax purposes of approximately $2,471 which may be carried forward and expire as follows:

	U.S.A.	Canada	South America
2002	$ -	$ 198	$ -
2003	-	280	-
2004	-	-	63
2005	-	110	-
2006	-	77	1,325
2010	133	-	285
	$ 133	$ 665	$ 1,673

The potential future tax benefit of these expenditures and tax losses have not been recognized in these financial statements.

Pacific Rim Mining Corp.
(An Exploration Stage Company)

Notes to Consolidated Financial Statements

31 December 2001
In Thousands of U.S. Dollars

8. Segmented Information

The company has one operating segment, which is the exploration and development of mineral properties. The company's principal operations in fiscal 2001 were primarily carried out in North America and South America. Segment assets, capital expenditures and losses by geographical location are as follows:

Details on a geographic basis at 31 December 2001 *(Unaudited)* are as follows:

		North America		South America		Total
Assets	$	1,735	$	2,100	$	3,835
Capital expenditures (recovery)	$	-	$	(1,079)	$	(1,079)
Loss for the period	$	259	$	207	$	466

Details on a geographic basis at 31 January 2001 *(Prepared by Management)* are as follows:

		North America		South America		Total
Assets	$	1,170	$	3,403	$	4,573
Capital expenditures	$	-	$	3,504	$	3,504
Loss for the period	$	413	$	5,579	$	5,992

Details on a geographic basis at 30 April 2001 are as follows:

		North America		South America		Total
Assets	$	894	$	3,394	$	4,288
Capital expenditures	$	4	$	3,688	$	3,692
Loss for the year	$	863	$	5,386	$	6,249

Details on a geographic basis at 30 April 2000 are as follows:

		North America		South America		Total
Assets	$	848	$	5,565	$	6,413
Capital expenditures	$	14	$	3,790	$	3,804
Loss for the year	$	517	$	2,868	$	3,385

Details on a geographic basis at 30 April 1999 are as follows:

		North America		South America		Total
Assets	$	4,962	$	4,622	$	9,584
Capital expenditures	$	20	$	2,382	$	2,402
Loss for the year	$	442	$	2,820	$	3,262

In Thousands of U.S. Dollars

9. Settlement of Lawsuit

During the 1999 fiscal year, the company became aware of a contingent liability to pay damages arising from an undertaking given, without authorization, on the company's behalf by its former president in a Supreme Court Action (the "Action"). The undertaking was given in order to obtain an injunction over certain shares in the possession of the defendants, which the former president claims are his. A defendant in the Action also filed a separate action against the company, the former president and others, claiming damages resulting from the injunction. During the year ended 30 April 2001, the company settled the lawsuit by issuing 100,000 common shares at a price of $19.

10. Commitment

The company has several operating leases for office, field and warehouse space. Under the terms of the agreements, the minimum lease payments are as follows:

For the year ended 30 April 2002	$	4
For the year ended 30 April 2003		13
For the year ended 30 April 2004		13
	$	30

11. Fair Value of Financial Instruments

The company's financial instruments consist of cash and short-term investments, accounts receivable and accounts payable. Unless otherwise noted, it is management's opinion that the company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

12. Basis of Presentation

These consolidated financial statements have been presented using U.S. dollars as the company conducts most of its transactions in U.S. dollars. The comparative figures have been converted from Canadian to U.S. dollars, using a translation of convenience, in order to conform to the presentation used in the current year.

13. Amalgamation

By agreement dated 8 January 2002, the company agreed to amalgamate with Dayton Mining Corporation ("Dayton"), a Canadian TSE and AMEX listed company.

Under the amalgamation, Dayton shareholders will receive 1.76 common shares of the newly amalgamated company in exchange for each common share of Dayton, resulting in Dayton shareholders and the company shareholders consisting of 70% and 30% of the merged company, respectively.

The transaction is subject to shareholder and regulatory approval.

13. Amalgamation - *Continued*

Should one party not obtain shareholder approval, that company will be responsible for all costs of the transaction. If both companies do not obtain shareholder approval, the transaction costs will be split evenly. A $250 penalty exists if one party terminates the amalgamation for another proposal.

APPENDIX H

Dayton Audited Financial Statements (for Year Ended December 31, 2001)

CONSOLIDATED FINANCIAL STATEMENTS OF DAYTON MINING CORPORATION

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

To the Shareholders of Dayton Mining Corporation

The accompanying consolidated financial statements of the Company were prepared by management in accordance with accounting principles generally accepted in Canada, and within the framework of the summary of significant accounting policies in these consolidated financial statements. Management is responsible for all information in the annual report. All financial and operating data in the annual report is consistent, where appropriate, with that contained in the consolidated financial statements.

A system of internal accounting control is maintained in order to provide reasonable assurance that assets are safeguarded and that transactions are properly recorded and executed in accordance with management's authorization. This system includes established policies and procedures, the selection and training of qualified personnel and an organization providing for appropriate delegation of authority and segregation of responsibilities.

The Board of Directors discharges its responsibilities for the consolidated financial statements primarily through activities of its Audit Committee composed of three directors, none of whom are members of management. This Committee meets with management to assure that it is performing its responsibility to maintain financial controls and systems and to approve the annual audited consolidated financial statements of the Company. The Audit Committee also meets with the independent auditors to discuss the scope and the results of their audit and audit report prior to submitting the consolidated financial statements to the Board of Directors for approval.

The consolidated financial statements have been audited on behalf of the shareholders by the Company's independent auditors, PricewaterhouseCoopers LLP, in accordance with Canadian and United States generally accepted auditing standards. The auditors' report outlines the scope of their audit and their opinion on the consolidated financial statements.

"W.H. Myckatyn"
(signed)

W.H. Myckatyn
President, Chairman and
Chief Executive Officer

"F. John Norman"
(signed)

F. John Norman
Controller

January 11, 2002

AUDITORS' REPORT

To the Shareholders of Dayton Mining Corporation

We have audited the consolidated balance sheets of Dayton Mining Corporation as at December 31, 2001 and 2000 and the consolidated statements of income, shareholders' equity and cash flows for the years ended December 31, 2001, December 31, 2000 and the nine months ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Canada and the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for the years ended December 31, 2001, December 31, 2000 and the nine months ended December 31, 1999 in accordance with Canadian generally accepted accounting principles.

"PricewaterhouseCoopers LLP"
(signed)

Chartered Accountants
Vancouver, Canada
January 11, 2002 (except for note 7 which is as of January 22, 2002)

Comments by Auditor for U.S. Readers on Canada – U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the company's financial statements, such as the change described in Note 2 to the financial statements. Our report to the shareholders dated January 11, 2002 (except for note 7 which is as of January 22, 2002), is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the auditor's report when the change is properly accounted for and adequately disclosed in the financial statements.

"PricewaterhouseCoopers LLP"
(signed)

Chartered Accountants
Vancouver, Canada
January 11, 2002

CONSOLIDATED BALANCE SHEETS
In thousands of US dollars
At December 31

		2001		2000
ASSETS				
Current assets				
Cash and cash equivalents	$	1,537	$	4,396
Investments in marketable securities (note 3)		76		175
Other receivables		234		196
Inventories (note 4)		9,011		7,676
		10,858		12,443
Property, plant and equipment (note 5)		10,465		13,341
Closure fund (note 6)		3,217		2,769
Other		-		10
	$	24,540	$	28,563
LIABILITIES				
Current liabilities				
Accounts payable and accrued liabilities	$	2,066	$	2,578
Accrued closure costs – current portion		1,109		-
		3,175		2,578
Loan payable to a related party (note 6)		1,849		1,849
Accrued closure costs (note 15a)		2,518		3,767
		7,542		8,194
SHAREHOLDERS' EQUITY				
Share capital (note 8)				
31,123,974 shares outstanding		53,810		53,810
Deficit		(36,812)		(33,441)
		16,998		20,369
	$	24,540	$	28,563

Capital lease and contingent liability (note 7)

Approved by the Board of Directors:

"*W. H. Myckatyn*" (*signed*)
W.H. MYCKATYN
Director

"*D. K. Fagin*" (*signed*)
D. K. FAGIN
Director

See accompanying notes to the financial statements

CONSOLIDATED INCOME STATEMENTS

In thousands of US dollars

	Year ended December 31, 2001	Year ended December 31, 2000	Nine Months ended December 31, 1999
Revenue			
Sales (notes 2 & 10)	$ 14,913	$ 34,926	$ 26,320
Cost of sales			
Operating costs	13,545	33,720	21,320
Depreciation, depletion and amortization	2,980	6,479	4,700
	16,525	40,199	26,020
	(1,612)	(5,273)	300
Expenses			
Exploration	700	1,766	72
Foreign exchange	66	(324)	(133)
General and administrative	1,131	1,546	1,589
Interest expense	15	930	816
Interest income	(223)	(525)	(218)
Writedown of marketable securities	70	-	227
	1,759	3,393	2,353
Net (loss) before unusual item	(3,371)	(8,666)	(2,053)
Unusual item (note 12)	-	(22,722)	-
Net (loss) for the period	**$ (3,371)**	**$ (31,388)**	**$ (2,053)**
Per share:			
Basic and diluted loss per share (note 2)	$ (0.11)	$ (1.17)	$ (0.12)

See accompanying notes to the financial statement

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

In thousands of US dollars

	Share Capital	Deficit	Total
At March 31, 1999	$ 31,824	$ -	$ **31,824**
Net loss for the period, April 1, 1999 to December 31, 1999	-	(2,053)	**(2,053)**
Adjustment for actual restructuring costs	108	-	**108**
At December 31, 1999	31,932	(2,053)	**29,879**
Common shares issued during year	21,878	-	**21,878**
Net loss for the year	-	(31,388)	**(31,388)**
At December 31, 2000	53,810	(33,441)	**20,369**
Net loss for the year	-	(3,371)	**(3,371)**
At December 31, 2001	$ 53,810	$ (36,812)	**$ 16,998**

See accompanying notes to the financial statements

CONSOLIDATED STATEMENTS OF CASH FLOW
In thousands of US dollars

	Year ended December 31, 2001	Year ended December 31, 2000	Nine Months ended December 31, 1999
Net (loss) for the period	**$ (3,371)**	**$ (31,388)**	**$ (2,053)**
Adjustment to reconcile net (loss) to cash flow provided by operations:			
Depletion, depreciation and amortization	2,980	6,479	4,700
Accrued closure costs	(22)	567	349
Foreign exchange	59	(82)	(133)
Net Interest earned on sinking fund	(153)	(40)	-
Adjustment of sinking fund value	57	-	-
Amortization of other assets	-	30	14
Amortization of gold contracts (note 10)	-	-	3,400
Writeoff of investment in subsidiary (note 12)	-	22,722	-
General and administration costs covered by issuance of shares	-	21	-
Writedown of marketable securities	70	-	227
Cash flow from operations	**(380)**	**(1,691)**	**6,504**
Bullion settlements receivable	-	1,143	(347)
Other receivables	(28)	705	131
Inventories	(1,335)	72	542
Accounts payable	(512)	(1,203)	(355)
Closure cost expenditures	(118)	(1,149)	-
Cash lost on deconsolidation (note 12)	-	(103)	-
Cash flow provided by (used for) operating activities	**(2,373)**	**(2,226)**	**6,475**
Investing Activities			
Purchases of property, plant and equipment	(104)	(390)	(223)
Settlements with contractors	-	-	676
Deferred stripping	-	(750)	(3,800)
Reclamation sinking fund contributions	(352)	(470)	-
Capitalized acquisition costs	-	(617)	-
Other assets	-	-	(19)
Cash flow used for investing activities	**(456)**	**(2,227)**	**(3,366)**
Financing Activities			
Sale of marketable securities	29	-	-
Restricted cash released	-	1,667	333
Operating line of credit	-	399	1,401
Principal repayments of bank loan	-	(1,667)	(4,333)
Capital lease obligation repayments	-	(1,122)	(1,121)
Issuance of share capital	-	5,821	-
Convertible debenture	-	-	(2,415)
Cash flow provided by (used for) financing activities	**29**	**5,098**	**(6,135)**
Foreign Exchange	**(59)**	**82**	**133**
Net increase (decrease) in cash	(2,859)	727	(2,893)
Unrestricted cash, beginning of period	4,396	3,669	6,562
Unrestricted cash, end of period	**$ 1,537**	**$ 4,396**	**$ 3,669**
Interest paid during the year	**$ 141**	**$ 789**	**$ 888**

Business Combination (note 15)
Supplementary Cash Flow Information (note 16)

See accompanying notes to the financial statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At December 31, 2001 and 2000
Tables stated in thousands of US dollars

1. NATURE OF OPERATIONS AND BASIS OF PRESENTATION

The Company is involved in the exploration, development and operation of gold properties. The Company owns a 49% interest in the Denton-Rawhide Mine, which is held by a wholly-owned subsidiary, Dayton Mining (US) Inc. The Company also holds, through wholly-owned subsidiaries, a 100% interest in the exploration licence areas known as El Dorado, El Paisnal and Potonico in El Salvador. On December 4, 2000, the Company announced the permanent closure of its wholly-owned Andacollo Gold Mine in Chile which is owned by a Chilean subsidiary, Compañia Minera Dayton. The Chilean courts approved a creditors' plan in May 2001 which provides for the orderly disposal of Compañia Minera Dayton's assets. The Company's entire investment in Compañia Minera Dayton was written off and deconsolidated from the Company's financial statements effective December 1, 2000 (Note 1b).

Basis of presentation

The consolidated financial statements are presented in accordance with generally accepted accounting principles applicable in Canada and have been reconciled as to significant differences in measurement to generally accepted accounting principles applicable in the United States as disclosed in note 17.

These financial statements include the accounts of the Company's wholly-owned subsidiaries, Dayton Mining (US) Inc. (which includes a 49% joint venture interest in the Denton-Rawhide Mine (note 15)), DMC Cayman Inc., Andacollo Gold Inc., La Serena Inc., Dayton Chile Exploraciones Mineras Limitada, Compañia Minera Dayton (to December 1, 2000) and Dayton Acquisition Inc. (which holds a 100% interest in the El Salvador exploration projects).

The joint venture interest in Denton-Rawhide is accounted for on a proportionate consolidation basis.

a. Reporting currency

The United States dollar is the Company's principal reporting currency and the currency of measurement for all financial transactions reported in these financial statements.

b. Shut down of Andacollo Mine

The carrying values of the assets and liabilities of the Chilean operating subsidiary that owned the Andacollo Mine have been written off effective December 1, 2000 with a corresponding charge to income to reflect permanent closure of this mine and the estimated realizable value of capital assets after all liabilities have been liquidated.

The income statement and cash flow statement for the year ended December 31, 2000 reflect the operating results of the Andacollo Mine for the 11 months of operation prior to closure while all assets and liabilities have been deconsolidated from the December 31, 2000 balance sheet.

c. "Fresh Start" Accounting

On March 31, 1999, the Company completed a court approved financial restructuring in which all of the convertible debentures of the Company were converted into 310,500,000 common shares of the Company. This has been reflected in the financial statements as a financial reorganization in accordance with generally accepted accounting principles. As a result of this restructuring, the Company's assets and liabilities were subject to a comprehensive revaluation and restatement at estimated fair value at March 31, 1999. Accordingly these statements reflect the Company's first fiscal period of reporting (nine months ended December 31, 1999) after the comprehensive revaluation and "fresh start" accounting.

2. SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING CHANGES

Cash and Cash Equivalents

Cash and cash equivalents includes unrestricted cash on hand, demand deposits, and short term highly liquid investments with a term to maturity of less than three months from inception which are readily convertible to known amounts of cash and which, in the opinion of management, are subject to an insignificant risk of changes in values.

Property, Plant and Equipment

Property, plant and equipment is stated at estimated fair value as at the date of acquisition less accumulated depreciation and accumulated writedowns. Property, plant and equipment is depreciated using the unit of production method over estimated recoverable ounces.

Annually, reviews are undertaken to evaluate the carrying values of operating mines and development properties. If it is determined that the estimated net recoverable amount is significantly less than the carrying value and the impairment in value is likely to be permanent, a writedown to the net recoverable amount is made by a charge to earnings.

All exploration expenditures are expensed as incurred. Significant property acquisition payments for active exploration properties are capitalized. If no mineable orebody is discovered, previously capitalized costs are expensed in the period the property is abandoned. Expenditures for the development of new mines, to define further mineralization in existing orebodies, and to expand the capacity of operating mines, are capitalized and amortized on a units of production basis over estimated recoverable ounces.

Marketable Securities

Marketable securities are carried at the lower of cost and estimated fair market value.

Inventories

Production inventories, comprising ore on the leach pads, gold in process, bullion at the refiners and mine operating supplies are valued at the lower of cost and net realizable value.

Stock-based Compensation Plan

The Company has a stock-based compensation plan, which is described in note 8c. No compensation expense is recognized for this plan when stock options are issued as the exercise price equals the market price of the common stock at the time of the grant. Consideration paid on the exercise of stock options or purchase of shares is credited to share capital.

Revenue Recognition and Changes to Revenue Recognition Accounting

Effective January 2001, revenues from the sale of all precious metal bullion are recognized when title to the bullion passes to the buyer. Previously revenues were recognized at estimated net realizable values when the bullion was available for sale except where title to the bullion passed to the buyer in which case revenue was recognized when title passed. The Company has retroactively applied this change in accounting policy for the year ending December 31, 2000 resulting in the elimination of the current asset "Bullion settlements receivable" and inclusion of the eliminated value in the current asset "Inventories" (note 4). This accounting change also results in a restatement of the Consolidated Income Statement for the year ended December 31, 2000 as follows: sales and operating costs both decrease by $663,000 with no resultant change in net (loss) for the period as market was the lower of cost and market (note 10). For the nine months ending December 31, 1999, no adjustment for revenue recognition changes is required as all bullion sales during the period were recorded when title to the bullion passed to the buyer

Loss per Share

Loss per share has been calculated based on the consolidated weighted average number of shares outstanding.

Financial Instruments

The carrying amounts for cash and cash equivalents, other receivables, accounts payable and accrued liabilities on the balance sheet approximate fair value, in the opinion of management, because of the limited term of these investments. Fair value estimates are made at the balance sheet date, based on relevant market information and information about financial instruments. These estimates are subjective in nature and involve uncertainties in significant matters of judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

The fair value of investments in marketable securities and the closure fund are disclosed in note 3 and 6 respectively.

Closure Costs

The Company's share of estimated closure costs associated with the Denton-Rawhide Mine at the time of acquisition was recognized in full as part of the acquisition cost (see note 16a). Increases in estimates of closure liabilities subsequent to the acquisition of Denton-Rawhide will be accrued on a unit of production basis over expected future recoverable ounces of production.

Derivative Transactions

The Company may enter into gold hedging contracts to manage its exposure to fluctuations in the market price of gold and to establish minimum prices for certain of its future production. Gains or losses on these contracts are included in sales revenue when product is delivered against the contract. The estimated fair value of the Company's hedging program is disclosed in note 9.

Translation of Foreign Currency

The accounts of foreign operations are translated into United States dollars as follows:

- monetary assets and liabilities at the rates of exchange prevailing at the balance sheet date.
- other assets and liabilities at applicable historical exchange rates.
- revenues and expenses at the average rate of exchange for the year except for non-monetary expenses which are at the rates used for the translation of the related assets.
- exchange translation gains and losses are treated as a component of the related transaction and included in earnings or capitalized accordingly.

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

The Company places its cash and cash equivalents with major chartered banks in high quality financial instruments. The Company believes that no concentration of credit risk exists with respect to cash and cash equivalents.

3. INVESTMENTS IN MARKETABLE SECURITIES

	December 31, 2001	December 31, 2000
Carrying value	$ 76	$ 175
Market value	$ 119	$ 175

4. INVENTORIES

	December 31, 2001	December 31, 2000
Production inventory	$ 7,516	$ 6,186
Unsold bullion at refiners	710	663
Supplies inventory	785	827
	$ 9,011	$ 7,676

5. PROPERTY, PLANT AND EQUIPMENT

	December 31, 2001	December 31, 2000
Cost	$ 12,931	$ 44,020
Accumulated depreciation and writedowns	(2,466)	(30,679)
	$ 10,465	$ 13,341

6. CLOSURE FUND AND LOAN PAYABLE TO A RELATED PARTY

The Company, as part of the Denton-Rawhide acquisition, agreed to reimburse Kinross Gold Corporation (a major shareholder of Dayton) a principal amount of $2.118 million for Kinross' interest in reclamation and severance trust funds (the Closure Fund) held for the benefit of the Denton-Rawhide operation. The principal amount is repayable to Kinross on an annual basis from 25% of the net internal cash flow from the Denton-Rawhide Mine. Interest is payable annually at rates equivalent to those earned by the reclamation and severance trust accounts. As a result of adjustments to working capital accounts at the time of purchase, the principal amount owing to Kinross was reduced to the current outstanding amount of $1.849 million.

At December 31, 2001 interest payable to Kinross was $30,000 (2000 - $141,000).

The funds are held in a trust managed by a Trustee that is a large North American banking institution. The trust funds are invested in mutual funds composed of U.S. Government guaranteed fixed income securities with maturities of one to five years. The fair market value of the funds at December 31, 2001 was $3.35 million (2000 - $2.77 million).

7. CAPITAL LEASE AND CONTINGENT LIABILITY

The Company's Andacollo Mine leased mining equipment whose purchase was originally financed by five-year leases secured by a Corporate guarantee. Under the Corporate guarantee, the Company was liable for any shortfall of proceeds from the sale of the leased equipment required to repay the outstanding liability. By December 31, 2001, the combination of monthly payments and proceeds from the sale of a large portion of the leased equipment was sufficient to repay the outstanding lease liabilities. The Company's guarantee was formally released by the Lessor in January 2002 and there will be no charges to future earnings.

8. SHARE CAPITAL

a. Authorized

Authorized share capital of the Company consists of 1,000,000,000 (2000:1,000,000,000) common shares without par value.

b. Issued

	Number of	Amount
Issued and outstanding, December 31, 1999	351,356,779	31,932
Issued: Stock Bonus Plan	255,000	21
Denton-Rawhide acquisition (note 15a)	144,710,000	12,275
Mirage acquisition (note 15b)	44,339,606	3,761
Issued and outstanding prior to 1 for 20 consolidation	540,661,385	47,989
Issued and outstanding – consolidated	27,033,069	47,989
Issued on conversion of special warrants	4,090,905	5,821
Issued and outstanding, December 31, 2000 and 2001	31,123,974	53,810

c. Options

	Number	Weighted Average Exercise Price, Cdn $	Expiry
Stock options, December 31, 1999	27,699,400	$ 0.15	
Stock consolidation: 1 for 20	1,384,970	$2.90	2000-2005
Granted during the year	1,102,500	$ 1.01	2005
Cancelled during 2000	(264,070)	$ 3.04	2000-2004
Stock options, December 31, 2000	2,223,400	$ 1.94	
Expiries and cancellations during 2001	(215,100)	$ 4.52	2001-2005
Stock options, December 31, 2001	2,008,300	$ 1.67	2002-2005
Vested as at December 31, 2001	1,724,967	$ 1.78	2002-2005

The following table summarizes information about stock options outstanding to directors, employees or consultants at December 31, 2001.

Expiry Date	Exercise Price (Cdn $)	Number Outstanding	Number Vested
March 26, 2002	45.00	200	200
March 26, 2002	112.00	100	100
April 27, 2004	2.40	775,000	775,000
June 29, 2004	1.86	187,500	187,500
June 29, 2004	2.40	20,500	20,500
December 9, 2004	1.90	100,000	100,000
May 28, 2005	0.95	925,000	641,667
		2,008,300	1,724,967

At December 31, 2001, the Company had a stock-based compensation plan, entitled the "1999 Stock Option and Stock Bonus Plan". Under this plan, the Company may grant up to 2,802,000 options to directors, employees, or consultants to purchase common shares of the Company. The option price equals the market price of the Company's common shares on the date of the grant, and the term of the options is a maximum of five years. One third of the options granted under this plan vest immediately, another third vest on the first anniversary date of the grant, and the remainder vest on the second anniversary date of the grant.

Under this plan, the Company may also issue up to 310,000 common shares of the Company to directors, employees, or consultants as a stock bonus for past services performed for the Company. A total of 12,750 shares have been issued under this bonus plan.

9. GOLD SALES CONTRACTS

At December 31, 2001, the Company's gold hedging program consisted of 6,000 ounces of forward sales contracts at an average price of $280.25 per ounce, maturing at various dates from January 2002 to March 2002. The estimated fair value of these contracts at the December 31, 2001 spot prices of gold of approximately $278 per ounce was $10,000 which represents the amount that the Company would have received on December 31, 2001 to settle these instruments prior to their maturity.

At December 31, 2000, no gold sales contracts were outstanding.

The credit risk exposure related to the Company's gold hedging activities is limited to the unrealized gains on outstanding contracts based on current market prices. The Company's gold hedging contract counterparties are large international credit-worthy institutions.

10. REVENUE

	Year ended December 31, 2001	Year ended December 31, 2000	Nine Months ended December 31, 1999
Gold and silver sales	$ 14,913	$ 35,298	$ 27,634
Gold contract proceeds	-	722	2,672
Royalties	-	(431)	(586)
2001 Revenue recognition accounting change	-	(663)	-
Amortization of gold contracts	-	-	(3,400)
Sales	**$ 14,913**	**$ 34,926**	**$ 26,320**

As a result of the "fresh start" accounting (note 1c) adopted by the Company on March 31, 1999 the Company's gold contracts were recognized as an asset at their estimated fair value of $3,400,000. These gold contracts expired at various dates to December 31, 1999 and were recognized against revenue over the life of the original contracts.

11. INCOME TAXES

Effective January 1, 2000 the Company adopted CICA 3465, Accounting for Income Taxes. Income taxes are determined using the liability method of accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax assets or liabilities and are measured using tax rates and laws that are expected to apply when the temporary differences are expected to reverse. This new standard also requires that when acquisitions are made and a difference exists between the cost of the asset and its tax basis, a future income tax liability or asset is recorded, and this amount is included in the initial carrying value of the asset acquired.

This new accounting standard, which was adopted on a retroactive basis, did not have a material effect on the financial statements for the years presented as all deferred tax assets were eliminated by the recording of a valuation allowance.

The Company has certain resource related deductions and other losses which are available to be offset against future taxable income. The benefits of these deductions and losses are not reflected in these financial statements as there is sufficient uncertainty that the benefits will be realized. The Company's aggregate non-capital loss carry-forwards and deductions available to be utilized in future years are as follows:

a) Non-Capital Loss Carry-Forwards:

	Year of Expiry	
Canada	2007	$ 1,002
	2008	1,456
Total		$ 2,458
USA - Regular Tax	Various to 2016	$ 6,330
- Alternative Minimum Tax	Various to 2016	$ 5,805

b). Deductible Temporary Differences

At December 31, 2001, the Company had excesses of "Tax Value" of depreciable assets over "Book Value" of depreciable assets (deductible temporary differences) of approximately $0.5 million and $5.2 million available for future deduction in the USA and El Salvador respectively.

12. UNUSUAL ITEM

The Company announced on December 4, 2000 that its wholly owned subsidiary Compañia Minera Dayton, owner of the Andacollo Gold Mine would begin permanently shutting down the mine and would start the process of liquidating assets. The Chilean courts approved a creditors' plan in May 2001 which provides for the orderly disposal of Compañia Minera Dayton's assets.

All assets and liabilities of Compañia Minera Dayton were deconsolidated at December 1, 2000 and have been written off as an unusual item in the Company's 2000 income statement.

13. SEGMENTED INFORMATION

The Company has a joint venture interest in an operating gold mine in Nevada, USA, exploration activities in El Salvador, administrative offices in Canada and a permanently closed gold operation in Chile.

	Year ended December 31, 2001	Year ended December 31, 2000	Nine Months ended December 31, 1999
Total Assets			
Canada	$ 1,064	$ 4,231	$ 5,280
USA	19,275	20,131	-
El Salvador	4,184	4,184	-
Chile	17	17	43,264
Total	$ 24,540	$ 28,563	$ 48,544
Total property, plant and equipment			
Canada	$ 2	$ -	$ -
USA	6,262	9,157	-
El Salvador	4,184	4,184	-
Chile	17	-	26,847
Total	$ 10,465	$ 13,341	$ 26,847
Revenue, excluding interest income			
Canada	$ -	$ 674	$ (728)
USA	14,913	11,159	-
El Salvador	-	-	-
Chile	-	23,093	27,048
Total	$ 14,913	$ 34,926	$ 26,320
Depreciation, depletion and amortization			
Canada	$ 6	$ -	$ -
USA	2,974	2,644	-
El Salvador	-	-	-
Chile	-	3,835	4,700
Total	$ 2,980	$ 6,479	$ 4,700

Net loss			
Canada	$ (1,021)	$ (607)	$ 2,104)
USA	(1,770)	(1,493)	-
El Salvador	(580)	(959)	-
Chile	-	(28,329)	51
Total	$ (3,371)	$ (31,388)	$ (2,053)

14. JOINT VENTURE

The Company owns a 49% interest in the Denton-Rawhide Mine (see Business Combination note 15a).

The Company's interest in the joint venture is summarized as follows:

	2001	2000
Cash and other non-cash working capital	$ 8,651	$ 7,960
Resource assets	6,262	9,157
Closure fund	3,217	2,769
Current liabilities	(2,681)	(1,651)
Long term liabilities	(2,518)	(3,767)
Net assets	$ 12,931	$ 14,468
Sales (note 2)	$ 14,913	$ 11,112
Costs and expenses	(16,639)	(12,534)
Net (loss) before taxes	$ (1,726)	$ (1,422)
Cash flow from operating activities	$ (1,076)	$ 191
Cash flow from investing activities	(103)	(10)

15. BUSINESS COMBINATION

a. Acquisition of Denton-Rawhide

Effective as of April 1, 2000, the Company acquired a 49% interest in the Denton-Rawhide joint venture from Kinross Gold Corporation. The Company issued 7,235,500 common shares (144,710,000 pre-consolidation shares) with a value of $12,275,400 and agreed to reimburse Kinross for the principal amount of the sinking fund from a portion of cash flow from the mine (see note 6).

At acquisition, Denton-Rawhide Mine estimated Dayton's 49% share of the aggregate closure costs, including site restoration and employee severance pay for its operations, to be $3.794 million. This liability was accrued at acquisition.

The acquisition was accounted for as a purchase of assets and the fair market value ascribed to the assets and liabilities is set out below:

Cash and receivables	$ 451
Inventories and prepaids	5,471
Property, plant and equipment	11,824
Closure fund	2,118
Accounts payable and accruals	(1,677)
Closure liability	(3,794)
Loan from Kinross	(2,118)
Net Assets Acquired	$ 12,275
Value of common shares issued	$ 12,275

Denton-Rawhide Mine is accounted for on the proportionate consolidation method and the operating results beginning April 1, 2000 are included in the financial results reported for the 2000 and 2001 financial years respectively.

The purchase price discrepancy is amortized using the unit of production method over estimated recoverable ounces of gold.

15. b. Acquisition of Mirage

On April 6, 2000, a wholly-owned subsidiary of the Company acquired via an amalgamation with Mirage Resource Corporation the El Dorado, Potonico and El Paisnal properties in El Salvador by issuing 888,049 common shares (17,760,090 pre-consolidation shares) of Dayton. In a companion transaction, the Company acquired from Kinross Gold Corporation loans made by Kinross to Mirage totalling $2,254,968 by issuing 1,328,975 common shares (26,579,516 pre-consolidation shares) to Kinross. This transaction was accounted for using the purchase method and the fair market value ascribed to the assets is set out below:

Accounts receivable	$ 4
Mineral properties	3,757
Net assets acquired	$ 3,761
Value of equity for Mirage shares	$ 1,506
Value of equity for Mirage debt	2,255
	$ 3,761

16. SUPPLEMENTARY CASH FLOW INFORMATION

Non-cash Activities

During the year ended December 31, 2001 and the nine month period ended December 31, 1999 the Company conducted no non-cash activities.

During the year ended December 31, 2000, the Company conducted non-cash operating, investing and financing activities as follows:

Non-cash Operating Activities

Shares issued for general and administrative expenses	$ (21)

Non-cash Investing Activities

Purchase price paid for Denton-Rawhide	$ (12,275)
Purchase price paid for Mirage	(3,761)
Closure fund acquisition	(1,849)
	$ (17,885)

Non-cash Financing Activities

Shares issued for general and administrative expenses	$ 21
Shares issued for Denton-Rawhide acquisition	12,275
Shares issued for Mirage acquisition	3,761
Loans from related parties	1,849
	$ 17,906

17. UNITED STATES ACCOUNTING PRINCIPLES

The effect of the measurement differences between Canadian GAAP and US GAAP on the Company's net loss for the years ended December 31, 2001 and 2000 and the nine month period ended December 31, 1999 are summarized below:

(a) Under US GAAP, securities that are available-for-sale are recorded at fair value and unrealized gains or losses are excluded from earnings and recorded as a separate component of shareholders' equity. Declines in fair value that are other than temporary are written off. Under Canadian GAAP, investments in marketable securities are carried at the lower of cost and estimated fair market value.

The significant change in the consolidated financial statements relative to US GAAP were as follows:

Income Statements, (in thousands of US dollars)

	Year ended December 31, 2001	Year ended December 31, 2000	Nine Months ended December 31, 1999
Net (loss) following Canadian GAAP	$ (3,371)	$ (31,388)	$ (2,053)
Unrealized loss on writedown of marketable securities	-	-	227
Loss on writedown of marketable securities	(62)		-
Net loss following US GAAP	**$ (3,433)**	**$ (31,388)**	**$ (1,826)**
Unrealized loss on writedown of marketable securities	-		(227)
Unrealized holding gain on marketable securities	43	-	-
Loss on writedown of marketable securities	62		-
Comprehensive loss, following US GAAP	**$ (3,328)**	**$ (31,388)**	**$ (2,053)**
Weighted average number of common shares, computed under US GAAP (thousands of shares)	31,124	26,715	17,568
Loss per share, following US GAAP	$ (0.11)	$ (1.17)	$ (0.12)

Balance Sheets, (in thousands of US dollars)

Deficit	Dec. 31, 2001	Dec. 31, 2000
Adjusted deficit, beginning of period per US GAAP	$ (33,441)	$ (2,053)
Net loss per US GAAP	(3,433)	(31,388)
Adjusted deficit, end of period per US GAAP	**$ (36,874)**	**$ (33,441)**
Accumulated other comprehensive loss		
Beginning of period per US GAAP	$ (227)	$ (227)
Other comprehensive gain	43	-
Other comprehensive loss on writedown of marketable securities	62	-
Accumulated other comprehensive loss, end of period per US GAAP	**$ (122)**	**$ (227)**

Because the Company delivers gold against outstanding forward sales contracts, it has determined that there is no impact from the adoption of SFAS No. 133, Accounting For Derivative Instruments and Hedging Activities.

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. These new standards eliminate pooling as a method of accounting for business combinations, and feature new accounting rules for goodwill and intangible assets. The Company does not foresee any impact on a cumulative effect of an accounting change or on the carrying values of assets and liabilities recorded in the Consolidated Balance Sheet upon adoption. SFAS No. 141 is effective for business combinations initiated from July 1, 2001. SFAS No. 142 will be adopted on January 1, 2002.

Also issued in June 2001 was SFAS No. 143, Accounting for Asset Retirement Obligations. This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The Company is analyzing the impact of SFAS No. 143 and will adopt the standard on January 1, 2003.

In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-lived Assets. This statement addresses accounting for discontinued operations and the impairment or disposal of long-lived assets. The Company is analyzing the impact of SFAS No. 144 and will adopt the standard on January 1, 2002.

In November 2001 the Accounting Standards Board of the Canadian Institute of Chartered Accountants issued new Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments. This section establishes standards for recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. It applies to transactions, including non-reciprocal transactions, in which an enterprise grants shares of common stock, stock options, or other equity instruments, or incurs liabilities based on the price of common stock or other equity instruments and sets out a fair value based method of accounting which is required for certain, but not all, stock-based transactions. The Company is analyzing the impact of Section 3870 and will adopt the Section on January 1, 2002.

18. SUBSEQUENT EVENT

On January 9, 2002 Dayton's Board of Directors announced their approval of an amalgamation with Pacific Rim Mining Corporation which has also been approved by the Board of Directors of Pacific Rim and is subject to shareholder and regulatory approval.

Under the proposed terms of amalgamation, Dayton shareholders will receive 1.760 common shares of Pacific Rim in exchange for each common share of Dayton held, resulting in Dayton and Pacific Rim shareholders comprising 70% and 30% respectively of the merged company. The merged company will have approximately 78,276,794 shares outstanding.

Management Discussion and Analysis of Financial Condition and Results of Operation

GENERAL

This Management Discussion and Analysis of Financial Condition and Results of Operation should be read in conjunction with and is qualified by the audited financial statements and the related notes that have been prepared in accordance with accounting principals generally accepted in Canada. Reference should be made to Note 17 of such financial statements for reconciliation of Canadian and United States generally accepted accounting principals.

Unless otherwise identified, all dollar amounts reported and included in this discussion are in the currency of the United States of America. The Company adopted the U.S. dollar as its principal currency as at January 1, 1999.

Significant Transactions

By agreement dated April 6, 2000, but effective as at April 1, 2000 the Company acquired a 49% joint venture interest in the Denton-Rawhide Mine near Fallon, Nevada from Kinross Gold Corporation for 144,710,000 common shares with a prescribed value of $12,275,400.

On April 6, 2000 the Company acquired 100% of Mirage Resource Corporation ("Mirage") through the amalgamation of Dayton Acquisitions Inc., a wholly owned subsidiary of the Company, and Mirage. The Company issued a total of 17,760,090 common shares with a prescribed value of $1,506,545. In addition, the Company acquired from Kinross Gold Corporation certain shareholder loans made to Mirage in exchange for 26,579,516 common shares with a prescribed value of $2,254,868.

On April 11, 2000 the Company consolidated its common shares on a one for twenty basis resulting in a reduction of the number of common shares outstanding to 27,033,069 common shares from 540,661,385 common shares.

On June 16, 2000 the Company received final receipts for a special warrant financing transaction that closed on March 1, 2000. In return for the investment of (Canadian) $9.0 million, net of underwriting costs, the Company issued 4,090,905 common shares bringing its total issued and outstanding common shares to 31,123,974.

On December 1, 2000 the Company announced the permanent closure of its 100% owned Andacollo Gold Mine in central Chile. Also in December, Compañia Minera Dayton ("CMD"), a wholly owned subsidiary of Dayton Mining Corporation and the owner of the Andacollo Mine, applied to the Chilean courts for creditor protection while it closes the mine and begins an orderly disposal of all assets. The courts approved this plan in May 2001 and it will remain in effect until May 2005, assuming CMD abides by its terms and conditions.

Finally on January 9, 2002 Dayton Mining Corporation and Pacific Rim Mining Corp. announced, subject to shareholder and regulatory approvals, an amalgamation of the two companies. If approved each Dayton shareholder will receive 1.76 common shares of Pacific Rim in exchange for each Dayton common share. Shareholder meetings are scheduled for April 3, 2002.

OVERVIEW

The Company's remaining principal operating asset is its 49% ownership of the Denton-Rawhide Mine that was acquired in April 2000. The Denton-Rawhide Mine is a heap leach gold and silver mine located near Fallon, Nevada. It has a nominal crushing capacity of approximately 6 million tonnes of ore per year.

The Company's principal exploration and development property is the El Dorado gold and silver property located in the country of El Salvador. It was acquired on April 6, 2000 and at the present time preliminary economic evaluations are underway.

The Company also owns 100% of Compañia Minera Dayton Limitada, ("CMD"), (a company subject to a creditors' plan and no longer under control of the Company), which owns the Andacollo Gold Mine located near the town of Andacollo in central Chile. This mine was permanently closed in December of 2000 and the process of disposing of the assets and the settling of outstanding liabilities is underway.

The financial performance of the Company is largely dependant upon the price of gold and its ability to generate or raise financing to advance the El Dorado property in El Salvador. The year ending December 31, 2001, as in 2000, was a difficult year for producers of gold. In 2001 the London P.M. price fixing averaged $ 271 per ounce, in 2000 the average gold price was $279 per ounce. These gold prices are the lowest annual average prices experienced since 1978. Dayton does not hedge the price of any significant amount of its gold production and therefore its financial performance is directly related to changes in the gold and silver price and also, to the cost of production of these metals at Denton-Rawhide.

GOLD AND SILVER PRODUCTION

Consolidated production in 2001 totalled 49,366 ounces of gold and 356,277 ounces of silver. This included twelve months of operations at Denton-Rawhide. On December 1, 2000 the Company's investment in the Andacollo Mine held through CMD was written-off in its entirety and on that date, the Company ceased accounting for Andacollo's results. In the 2000 fiscal year Dayton's share of Denton-Rawhide's production was 37,706 ounces of gold and 283,796 ounces of silver. In 2000, prior to being deconsolidated on December 1, Andacollo produced 84,028 ounces of gold.

Consolidated cash production costs in 2001 were $247 per ounce of gold produced compared to $273 per ounce in 2000. In 2000 Denton-Rawhide's cash production costs were $234 per ounce and Andacollo's cash production costs were $290 per ounce. During the 2001 year, minesite operating costs at Denton-Rawhide declined as compared to 2000 levels. Staffing reductions and a greater emphasis on cost control were responsible for the cost reductions. However, these benefits were offset by a significant reduction in by-product silver revenue due to a significantly lower spot price for silver.

Net Income And Its Components

The net loss for the fiscal year 2001 was $3.37 million ($0.11 per share), compared to a loss of $31.39 million ($1.17 per share) for the year ending December 31, 2000 and a loss of $2.05 million ($0.12 per share) for the nine months ended December 31, 1999. The results for 2000 included a writedown of $22.7 million relating to Andacollo. The loss before unusual items in 2000 was $8.7 million ($0.32 per share).

The improved operating performance in 2001 was due to the decision to permanently close the Andacollo Mine in December 2000. In 2000 Andacollo adversely effected the earnings of Dayton for the eleven months that it was operating.

Net sales revenue, including hedging gains, royalty and selling expenses in 2001 totalled $14.9 million versus $34.9 million for 2000 and $26.3 million for the nine months ended December 31, 1999. The average price of gold received was $271 per ounce in 2001 versus $279 per ounce in 2000 and $275 per ounce in 1999. In 2001 the Company sold 49,300 ounces of gold versus 121,734 ounces for the twelve months of 2000 and 134,955 ounces for 1999. Operating costs in 2001 totalled $13.5 million versus $33.7 and $21.3 million in 2000 and the nine months ended December 31, 1999 respectively. The year over year decrease was due to the inclusion of the Andacollo operations for eleven months in 2000. On a comparative basis, costs at Denton-Rawhide were largely unchanged.

Depreciation, depletion and amortization decreased from $6.5 million in 2000 to $3.0 million in 2001. The comparable figure for the nine months ended December 31, 1999 was $4.7 million. The decrease from 2000 to 2001 was due to production only coming from Denton-Rawhide in 2001 which had lower non-cash charges on a per ounce basis than Andacollo.

The operating loss for 2001 was $1.6 million versus a loss of $5.3 million in 2000 and a $0.3 million operating profit in the nine months ended December 31, 1999. In 2000 other expenses totalled $3.4 million for the twelve-month period compared with $1.8 million for the current year. In general most cost centers in 2001 benefited from lower spending than in the previous year. Interest income declined in 2001 due to lower interest rates and lower investible cash balances. Interest expense declined in 2001 compared to 2000 and 1999 as the majority of the 2000 and 1999 interest expense was generated in Chile.

LIQUIDITY, CAPITAL RESOURCES AND FINANCIAL CONDITION

With the closure of the Andacollo Mine, the assets and liabilities of the Company consist of its investment in the Denton-Rawhide Mine, the El Salvador properties and the assets and liabilities of the parent company. Dayton Mining Corporation is owed $1.8 million by CMD. While Dayton believes this amount, or more will be recovered from the sale of remaining assets, tax losses and water rights, owned by CMD, the eventual recovery of such amounts is uncertain.

As at the end of 2001 the Company was essentially debt free, excepting normal coarse trade payables and a loan obligation to an affiliate company that is repayable out of a percentage of the cash flow from the Denton-Rawhide Mine. In January 2002, Dayton was released from all material guarantee obligations of CMD.

With the closure and write-off of the assets of the Andacollo Mine, the Company's working capital at the end of 2001 was $7.68 million compared to $9.8 million at the end of 2000. Also, by the end of 2001, the Company's debt to total asset ratio was 8%. In June of 2000, the Company raised $5.8 million on the sale of 4.09 million common shares via a special warrant issue. The decline in investment income occurred because of a reduction in cash.

Cash flow from operations in 2001 was negative $0.38 million or ($0.01) per share versus a negative $1.691 million ($0.06 per share) in 2000. Cash flow from operations improved because Denton-Rawhide is cash generating but Andacollo's operations consumed cash. In 2000 the Company acquired a 49% interest in the Denton-Rawhide Mine and a number of exploration properties in El Salvador through the acquisition of Mirage. Both of these acquisitions were completed by issuing common shares. See Note 15 to the financial statements for a description of these transactions. During 2001, the Company spent minimal funds on deferred stripping and plant and equipment as compared to $1.1 million in 2000. In 2001 no revenue was recorded for hedging activities as compared to $0.72 million in 2000.

The Company did not pay any dividends in 2001, 2000 or 1999 and does not plan on paying any dividends in 2002.

REGULATORY, ENVIRONMENTAL AND OTHER RISK FACTORS AND OUTLOOK

The company is committed to constructing and operating its mines and exploration projects to minimize the effects of its operations on the environment. The proposed reclamation plan at the Andacollo Gold Mine in Chile generally follows North American standards. As part of the closure plan, CMD has begun final pit reclamation activities and is depositing certain funds into a trust to provide funding for the estimated closure costs. This fund totals $1.2 million. These funds are derived in part from the revenue to be generated from the sale of releach gold production and from the sale of the assets of the mine. With respect to the post closure costs at Denton-Rawhide, the Company recognized the then entire estimated obligation is at the time of the acquisition. This amount has now been increased to approximately $4.8 million with the remaining obligation being accrued on a unit of production basis. Furthermore, Dayton has established a closure fund with approximately $3.4 million in it as at year-end to fund its share of closure costs. Dayton contributed $0.5 million in 2000 and $0.4 million in 2001 to this fund. Approximately $1.1 million is anticipated to be spent on reclamation in 2002 with no trust funding required.

The Company and its joint venture partner have implemented extensive health and safety programs, for its employees in Chile, Canada, The United States of America and El Salvador. The Company believes it is in compliance with such laws in all of the countries in which it operates and is not aware of any changes to these laws or regulations that would have a material impact on the financial condition of the Company.

The Company's sole operating asset is a 49% interest in the Denton-Rawhide Mine in Nevada. Its profitability and ability to generate positive cash flow is directly related to the prevailing market price for gold and silver, the Company's share of production from this operation and the ability of the Manager of the Denton-Rawhide Mine to control the costs of production.

The published level of reserves and resources are estimated using a gold price of $300 per ounce and such reserve estimates are made within normal engineering standards employed by such professionals. In 2002 Dayton anticipates its share of gold production at Denton-Rawhide will be 48,300 ounces of gold and 392,500 ounces of silver at a cash operating cost of $218 per ounce of gold produced (net of silver credits). After funding the reclamation planned for 2002, it is forecast that Denton-Rawhide will generate positive cash flow. By employing this price, reserve and cost estimates, the carrying value of the Company's assets as stated is believed to be reasonable. Any adverse change in these estimates could affect the future carrying value of such assets.

During 2002 the Company is planning to spend limited amounts of money to continue to advance the El Dorado project. The Company's ability to obtain third party financing to advance this property is believed to be limited given the depressed nature of the equity markets for junior gold producers and therefore the Company may be forced to seek a partnership or an alternative arrangement with another mining company to advance the project.

"Safe Harbor" Statement: The statements, which are not historical facts contained in this release, are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from targeted results. These risks and uncertainties include but are not limited to significant declines in precious metals prices; currency fluctuations; increases in production costs; differences in ore grades, recovery rates, and tonnes mined from those expected; changes in mining, or heap leaching rates from currently planned rates; the results of current exploration activities and new opportunities; and other factors detailed in the Company's filings with the U.S. Securities and Exchange Commission.

APPENDIX I

FORM 20-F

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934.

or

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

FOR THE FISCAL YEAR ENDED
DECEMBER 31, 2001

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission file number 0-26618

DAYTON MINING CORPORATION
(Exact Name of the Registrant as Specified in its Charter)

British Columbia, Canada
(Jurisdiction of Incorporation or Organization)

Three Bentall Centre, 595 Burrard Street, Suite 2393, Vancouver, British Columbia, Canada V7X 1K8
(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of each exchange on which registered
Common Shares Without Par Value	American Stock Exchange, Toronto Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:	NONE
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:	NONE

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

31,123,974 Common Shares Without Par Value at December 31, 2001

Indicate by check mark whether the Company: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Company was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES X NO

Indicate by check mark which financial statement item the Company has elected to follow.

Item 17 X Item 18

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

NOT APPLICABLE

TABLE OF CONTENTS

Page

As used in this Annual Report on Form 20-F, unless the context otherwise indicates, the term "Dayton" or the "Company" means Dayton Mining Corporation and its subsidiaries.

EXCHANGE RATES

UNLESS OTHERWISE INDICATED, ALL MONETARY REFERENCES HEREIN ARE DENOMINATED IN UNITED STATES DOLLARS, EXCEPT THAT ALL SALARY INFORMATION IS DENOMINATED IN CANADIAN DOLLARS. THE AVERAGE EXCHANGE RATE FOR 2001, AS REPORTED BY THE FEDERAL RESERVE BANK OF NEW YORK, WAS CANADIAN DOLLARS $1.549 EQUALS U.S. DOLLARS $1.00. HISTORICAL EXCHANGE RATE INFORMATION IS PROVIDED IN ITEM 9C.

STATEMENT REGARDING FORWARD LOOKING INFORMATION

Certain statements in this Annual Report under the caption **"Key Information", "Information on the Company" and "Operating and Financial Review and Prospects"** and elsewhere in this Annual Report and the documents incorporated herein by reference constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. These risks and uncertainties include but are not limited to future changes in gold prices; differences in ore grades, recovery rates, and tonnes mined from those expected; changes in mining and milling rates from currently planned rates; the results of future exploration activities and new exploration opportunities; the impact of changes in foreign currency exchange rates; environmental risks; political risks; changes in government regulations and policies including trade laws and policies.

GLOSSARY OF MINING TERMS AND DEFINITIONS

The following terms have the following meanings in this Annual Report on Form 20-F:

"Contained Gold"	Represents estimated ounces of gold in the ground after appropriate extraction and dilution factors have been applied but without reduction for ounces of gold not recoverable by the applicable metallurgical process.
"Dore"	A compound containing gold and silver metal and various impurities.
"gpt"	Grams per tonne. One gram per tonne equals 0.02917 troy ounces per short ton.
"Indicated Mineral Resource"	An 'Indicated Mineral Resource' is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.
"Inferred Mineral Resource"	An 'Inferred Mineral Resource' is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.
"Measured Mineral Resource"	A 'Measured Mineral Resource' is that part of Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

"Mineral Resource"	A 'Mineral Resource' is a concentration or occurrence of natural. Solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects from economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge
"Ore"	A natural aggregate of one or more minerals which, at a specified time and place, may be mined and sold at a profit, or from which some part may be profitably separated.
"Preliminary Feasibility Study"	A 'Preliminary Feasibility Study' means a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established, and which, if an effective method of mineral processing has been determined, included a financial analysis based on reasonable assumptions of technical, engineering, operating, economic factors and the evaluation of other relevant factors which are sufficient for a qualified person, acting reasonably, to determine if all or part of the mineral resource may be classified as a mineral reserve.
"Probable Mineral Reserves"	A 'Probable Mineral Reserve' is the economically mineable part of an Indicated, and in some circumstances a Measures Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.
"Proven Mineral Reserves"	A 'Proven Mineral Reserve' is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time or reporting, that economic extraction is justified.
"Qualified Person"	Conforms to that definition under National Instrument 43-101.
"tpd"	Tonnes per day. One tonne equals 1.10231 ton.

DAYTON MINING CORPORATION

ITEM 1: DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

The Company as at December 31, 2001 had eight directors. Only one of the eight directors is a member of the Management of the Company. The Company has two senior officers, Mr. W. Myckatyn, President, Chief Executive Officer and Chairman of the Board and Mr. F. John Norman as Controller. (See Item 6 for further information on directors, officers and senior management of the Company).

The Company's principal bank is the Bank of Montreal, Main Branch, Vancouver, British Columbia. Its independent auditors are PricewaterhouseCoopers LLP, Chartered Accountants of Vancouver, British Columbia.

ITEM 2: OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3: KEY INFORMATION

3 A. SELECTED FINANCIAL DATA

The following table sets forth selected consolidated financial information with respect to the Company for the five years ended December 31, 2001 and is extracted in part from the more detailed Consolidated Financial Statements included herein. The selected financial data set forth below is stated in thousands of U.S. dollars (except per share amounts).

This selected financial data has been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") which differs in many respects from generally accepted accounting principles in the United States ("U.S. GAAP"). A discussion of differences between Canadian GAAP and U.S. GAAP is contained in Note 17 to the audited Consolidated Financial Statements.

The following table should be read in conjunction with Item 5 - "Operating and Financial Review and Prospects", and the Consolidated Financial Statements included in Item 19.

	Year Ending Dec. 31, 2001	Year Ending Dec. 31, 2000	Nine Months ending Dec. 31, 1999	Three Months Ending March 31, 1999	December 31 1998	December 31 1997
Income Statement Data						
Metal sales	$ 14,913	$34,926	$ 26,320	$ 10,182	$ 29,971	$ 32,401
Interest income	223	525	218	96	1,778	3,188
Net Income (Loss) from Operations	(1,612)	(5,273)	300	1,523	526	4,641
Net Income (Loss)	(3,371)	(31,388)	(2,053)	410	(42,357)	(18,040)
Loss per share	(0.11)	(1.17)	(0.12)	(0.30)	(22.60)	(10.20)
Balance Sheet Data						
Working capital	$ 7,683	$ 9,865	$ 6,526	$ (1,236)	$ 4,390	$ 20,248
Total assets	24,540	28,563	48,544	68,625	81,363	145,619
Net assets	16,998	20,369	29,879	31,824	31,566	73,924
Long-term debt	1,849	1,849	5,234	20,167	19,390	17,529
Shareholders equity	16,998	20,369	29,879	31,824	31,566	73,924
Capital stock	53,810	53,810	31,932	31,824	59,251	59,251
Outstanding shares [(1)]	31,123,974	31,123,974	17,567,839	2,042,939	2,042,939	2,042,939
Dividends declared	-	-	-	-	-	-
Diluted Income/share [(2)]	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.

(1) All the amounts are in thousands of U.S. dollars, except per share amounts. Shares outstanding have been adjusted to reflect the one for twenty consolidation.

(2) Diluted Income per share is not reported as it would be accretive

Had the Consolidated Financial Statements of Dayton been prepared in accordance with U.S. GAAP, certain selected financial data would have been reported as follows, (in thousand of U.S. dollars except per share amounts):

	Year Ending Dec. 31, 2001	Year Ending Dec. 31, 2000	Nine Months Ending December 1999	Three Months Ending March 31, 1999	December 31 1998	December 31 1997
Income Statement Data						
Net Income (Loss)	$(3,433)	$(31,388)	$(1,826)	$(515)	$(46,366)	$(51,676)
Net Income (Loss) per share [(1)]	(0.11)	(1.17)	(0.20)	(0.20)	(22.40)	(24.80)
Balance Sheet Data						
Total assets Shareholders' equity	$ 24,540 16,998	$28,563 20,369	$48,544 29,879	$56,169 (39,749)	$66,269 (39,234)	$136,740 7,866

(1) All per share amounts have been restated to reflect the one for twenty share consolidation effective April 2000.

3 B. CAPITALIZATION AND INDEBTEDNESS

The Company has issued only one class of equity, common shares. As at December 31, 2001 there were 31,123,974 common shares outstanding. The Company has no fixed dividend policy and it does not have any plans to establish a dividend policy and has not declared a dividend in the last five years. As at December 31, 2001 the Company had $2.1 million of trade payables and a $1.85 million loan payable to two subsidiaries of Kinross Gold Corporation. The principal on this loan is repayable from a portion of the Company's net cash flow generated by the Denton-Rawhide Mine and is non-recourse to Dayton Mining Corporation. In early 2002 the Company was released from its guarantee of a lease obligation made between Caterpillar Leasing and Compañia Minera Dayton Limitada, ("CMD")a wholly owned subsidiary of the Company.

3 C. REASON FOR THE OFFER AND USE OF PROCEEDS

Not Applicable

3 D. RISK FACTORS

Risks Associated with Mining

(i) Metal Price Volatility

The Company's ability to generate profits from its mining operation is directly related to the international price of gold, which is not within control of the Company. The gold price has a history of extreme volatility and there can be significant upward or downward movements in price in a short period of time. If the gold price declines below the cost of production at the Company's sole producing mine, the Company may be required to reduce its estimate of reserves and it may determine that future commercial production is not a viable alternative. The premature or unexpected closure of a mining operation would significantly advance in time the estimated reclamation and closure costs of that operation, and therefore restrict the cash the Company has planned to utilize for other capital spending, exploration, development, or acquisition activities.

Gold prices historically have fluctuated widely and are influenced by a number of factors beyond the control or influence of the Company. Some industry factors that affect the price of gold include:

- industrial and jewelry demand;
- central bank lending or purchases or sales of gold bullion;
- forward or short sales of gold by producers and speculators;
- future level of gold production; and
- rapid short-term changes in supply and demand due to speculative or hedging activities by producers, individuals or funds.

Gold prices are also affected by macroeconomic factors including:

- confidence in the global monetary system;
- expectations of the future rate of inflation;

- the availability and attractiveness of alternative investment vehicles;
- the general level of interest rates;
- the strength of, and confidence in the U.S. dollar, the currency in which the price of gold is generally quoted, and other major currencies;
- global and regional political or economic events; and
- costs of production of other gold producing companies whose costs are denominated in currencies other than the US dollar.

All of the above factors can, through their interaction, affect the price of gold by increasing or decreasing the demand for or supply of gold.

The volatility of gold prices is illustrated by the following table of the high, average and low gold prices per ounce on the London Metals Exchange bullion market: (Source of Data - London Bullion Metal Exchange).

Year	High	Average	Low	Year	High	Average	Low
	US$	US$	US$		US$	US$	US$
1989	$417	$381	$356	1995	$396	$384	$372
1990	$421	$384	$346	1996	$416	$388	$367
1991	$404	$362	$344	1997	$368	$331	$293
1992	$360	$344	$330	1998	$313	$294	$273
1993	$407	$360	$326	1999	$325	$278	$252
1994	$398	$384	$370	2000	$312	$279	$263
				2001	$293	$271	$257

While gold production, sales and prices are by far the most significant factor affecting the financial performance of the Company, approximately 10% of the Company's sales revenues are derived from silver. Silver prices are determined in the international marketplace through the interaction of the supply for and demand for this metal. The Company has no influence over the price it receives from the sale of silver.

(ii) Uncertainties Associated with Estimating Ore Reserves

Identifying and then acquiring mineral deposits depends upon a number of factors, not the least of which is the technical skill of the exploration personnel involved, and the financial ability of Dayton to acquire promising exploration properties. Whether a mineral deposit once discovered will be commercially viable also depends on a variety of factors, some of which are the particular attributes of the deposit, such as size, grade, metallurgy and proximity to infrastructure, foreign exchange rates, as well as metal prices which are highly volatile, and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, exporting of minerals, importing of materials, the importation of supplies and equipment, the cost of supplies and services, and laws regulating environmental protection. In addition, ore reserves are also affected by future changes in gold prices, differences in ore grades, recovery rate uncertainties and costs differing from those used in determining the reserves. The exact effect of these factors cannot be accurately predicted, but one or any combination of these factors may result in the Company not receiving an adequate return on invested capital.

(iii) Mining and Production Risks

Mining operations generally involve a high degree of risk. Hazards such as unusual or unexpected geological formations and other conditions may be encountered in the mining process. The Company may become subject to liability for pollution, accidents or injury to employees, cave-ins or hazards against which it cannot insure or against which it may elect not to insure. The payment of such liabilities may have a material adverse effect on the Company's financial position. In addition, there are a number of uncertainties inherent in any mining activity as to the location of economic ore reserves, the development of appropriate metallurgical processes, the receipt of necessary governmental permits, the construction of mining and processing facilities, and the appropriate financing thereof. Accordingly, there can be no assurance that the Company's exploration and acquisition programs will yield new reserves to replace mined reserves or to expand current reserves.

Dayton prepares estimates of future production, which may or may not be achieved. Also, past production and cost levels may or may not be indicative of future production levels because of:

- the accuracy of estimating ore reserves;
- the accuracy of estimates of production costs and recoveries;
- the level of metal recovery attained with the metallurgical recovery process employed;
- the availability of labour and the cost of labour;
- the availability and cost of critical materials and supplies; and
- the mechanical availability and costs of plant and equipment.

(iv) Currency Fluctuations May Affect the Costs of Doing Business

Dayton's activities are located in four countries, Canada, the United States, El Salvador and Chile. Gold and silver are sold in international markets at prices denominated in U.S. dollars. However, except for the Denton-Rawhide Mine in Nevada, a significant portion of the costs associated with Dayton's activities in Canada, Chile and El Salvador are denominated in currencies, not directly related to the price of the U.S. dollar. The appreciation of these currencies vis a vis the U.S. dollar could increase the Company's cost of doing business in these countries. The Company does not utilize hedging programs to any significant degree to mitigate the effect of currency movements.

(v) Financing Risks

Dayton has limited financial resources and there is no assurance that operating cash flow from Denton-Rawhide will be sufficient (See "Metal Price Volatility and Production Risks"), or that additional funding will be available to it to meet its capital spending obligations at its sole producing mine, to further exploration and development of its projects or to fulfill its obligations under any applicable agreements. Although the Company has been successful in the past in obtaining financing through the sale of its securities, there can be no assurance that it will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of its projects with a possible loss of such properties, or a restriction on future production at Denton-Rawhide.

(vi) Government Laws and Regulations

Denton-Rawhide's operations and the Company's exploration activities in El Salvador are subject to a complex set of laws and regulations, which are under revision and which govern the protection of the environment, waste disposal, worker safety, mine development, property tenure and the protection of endangered and protected species. There may be costs and delays associated with compliance with these laws or regulations that could prohibit the Company from the development or expansion of a mine.

Mining operations have inherent risks and liabilities associated with possible pollution of the environment and with the disposal of waste products occurring as a result of mineral exploration or the production of metals from producing mines. Laws and regulations involving the protection and remediation of the environment and governmental policies and regulations for the implementation of such laws and regulations are constantly changing and are, in general, becoming more restrictive and more costly to abide by. Closure cost requirements could change from current estimates.

Each jurisdiction in which the Company operates has its own set of laws and regulations which govern mining and exploration activities. It is possible that future changes in the laws governing the Company's operations, workforce, taxation, and closure plans could have adverse material affects on the Company's financial viability and ability to continue its business activities in that jurisdiction.

(vii) The Company's Insurance Coverage May Be Inadequate

The mining industry is subject to significant risks that could result in:

- damage to or destruction of property and facilities;
- personal injury or death;
- environmental damage and pollution;
- delays in production; or
- expropriation of assets and loss of title to mining claims.

While Dayton has purchased property, business interruption and liability insurance that it believes is appropriate for the level of risk incurred, it does not have political risk insurance for its assets in jurisdictions outside of the United States, nor does it carry insurance in the United States for environmental damage or pollution because such coverage cannot be purchased at reasonable costs. This lack of insurance coverage could result in material economic harm to the Company if a significant claim against the Company should occur.

(viii) Competition for Other Assets

Significant and increasing competition exists for the limited number of gold acquisition opportunities available in Canada, the U.S., Central and South America and elsewhere. As a result of this competition, some of which is with large established mining companies having substantial capabilities and substantially greater financial and technical resources than the Company, the Company may be unable to acquire future potential gold mining properties on terms it considers acceptable. The Company also competes with other mining companies in the recruitment and retention of qualified employees.

(ix) Hedging Activities

The Company's primary business is the acquisition and development of gold and silver properties and its revenue to date has almost entirely been derived from proceeds from, or related to, the sale of gold and silver. (See "Risk Factors – Risks Associated with Mining – Metal Price Volatility"). Gold and silver prices are subject to significant volatility and these changes, to the extent that the Company's production is unhedged, can significantly affect Dayton's profitability and cash flow. Gold prices have declined steadily since the latter part of 1996, culminating in August 1999 with the lowest price in twenty-one years, and have since then essentially remained near or below $300 per ounce. Silver prices also are currently at levels considered low by historical standards.

The Company may utilize derivatives for other than trading purposes, to protect the selling price of a portion of its gold production. Silver production is sold in the spot market. The Company has in the past used a combination of fixed or spot deferred forward sales, puts and calls, as part of this gold hedging program. The proceeds derived from writing (selling) the calls have at times paid for the puts, and at other times puts have been closed out and the proceeds used to purchase additional puts. The market risk to Dayton's cash flow from each put instrument relates to the possible failure of the counter-parties to honor their commitment to purchase the gold when the put price exceeds the appropriate spot price at maturity. The counter-parties to the Company's put contracts are, however, large international credit worthy institutions. The market risk to the Company of its gold call option contracts relate to the possibility that the Company may not produce sufficient gold at the appropriate time to meet the call obligations should they arise.

At December 31, 2001 the Company's hedging program consisted of 6,000 ounces of spot deferred gold forward contracts at an average price of $280.25, maturing monthly to March 2002.

(x) Conflicts of Interest

Certain directors of the Company are also directors, officers or shareholders of other companies that are engaged in the business of acquiring, developing and exploiting natural resource properties. Such associations may give rise to conflicts of interest from time to time. The directors of the Company are required by law to act honestly and in good faith with a view to the best interests of Dayton and to disclose any interest, which they may have in any project or opportunity of Dayton. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his interest and abstain from voting on such matter. In determining whether or not the Company will participate in any project or opportunity, the director will primarily consider the degree of risk to which the Company may be exposed in relation to its financial position at that time.

Specific Risk Factors Associated with the Andacollo Gold Mine and the El Dorado Property

In addition to the risk factors discussed in "Risks Associated with Mining" and "Specific Risk Factors Associated with the Denton-Rawhide Mine" investors should also consider the following factors in evaluating the Company and its business:

(i) Risks Associated with Foreign Operations

The El Dorado, Potenico and El Paisnal properties are located in El Salvador. Mineral exploration and mining activities in foreign countries are subject to risks normally associated with the conduct of business in foreign countries and in addition its business activities may be affected in varying degrees by political stability and government regulations as these evolve in sovereign nations. These risks include foreign labour disputes, invalidation of governmental orders, uncertain political and economic environments, war or civil disturbances, changes in laws, changes in foreign exchange rates, regulations and policies of governments, changes in foreign tax laws, delays in obtaining necessary permits, limitations on the repatriation of earnings and original investments and increased costs of and difficulty in obtaining financing.

Under the laws of El Salvador, all mineral rights are owned by the government. All uncultivated private and government-owned lands are open to exploration and are available through application for an exploration and then an exploitation permit if certain conditions are met. Land for which an exploration permit is obtained is held by payment of an annual fee until converted to an exploitation licence. El Salvadorian mining laws do not discriminate between nationals and foreigners.

In mid 2001 the government of El Salvador enacted several modifications to the Salvadorian Mining Law. The most significant of these changes included an extension from 5 years to 8 years the time before which a property holder must convert an exploration licence into an exploitation licence. This revision provides Dayton an additional three years in which to advance the El Dorado project to the development stage and then apply to the government for an exploitation permit. The application to convert an exploration licence to a 30 year (or longer) exploitation licence must be accompanied by, among other things, a feasibility study, a development work program and an environmental impact study. Under the old laws the maximum size for exploitation concession was 10 square kilometers. This arbitrary size restriction has been removed. A final and important change was that the royalty levied on mineral production was reduced to 2% from 4% of net smelter returns. Dayton plans to continue exploration efforts to enable it to submit the documentation required to convert the exploration licence to an exploitation licence within the mandated time frame. However, there can be no assurance that this will be accomplished.

The management of Dayton uses its collective experience in international mineral exploration and development to assess the complex risk/reward relationships that exist in various countries. When determining whether or not to proceed with an investment in a particular country, management compares the potential benefits of a country's geological potential with the long-term political and economic risks. However, as with all other types of international business operations, currency fluctuations, exchange controls, change to tax regimes and political action could impair the value of the Company's assets in such foreign jurisdictions.

(ii) Title to Properties

The exploration properties in El Salvador may be subject to prior unregistered agreements or transfers or local land claims and title may be affected by undetected defects. As part of its investigations, Dayton has investigated the title to the El Dorado, Potenico and El Paisnal properties. However, Dayton cannot guarantee that adverse claims to title will not arise in the future, nor can it express an opinion on how difficult the resolution of such claims would be under the laws of El Salvador.

(iii) Solvency and Closure Risk at Andacollo

The Andacollo Mine in Chile was permanently closed in December 2000. In order to facilitate this closure and the orderly disposal of all assets, the Company's subsidiary Compañia Minera Dayton ("CMD"), which owns the Andacollo Mine, applied to the courts for protection against its unsecured creditors. This application to the courts has resulted in a loss of control over the assets of CMD and as such the Company ceased consolidating the results of CMD effective December 1, 2000. This application included a plan for paying off all the unsecured creditors of the mine, including Dayton, from the sale of gold production and assets. This plan was approved by the creditors and the courts in Chile in May of 2001. It remains in effect until May 2005, at which time unpaid creditors may petition CMD into bankruptcy. As at December 2001, Dayton Mining Corporation was owed $1.8 million under this plan. The total amount owed to all unsecured creditors under this plan was $5.5 million at December 31, 2001.

The holder of a 2% net smelter return royalty on the production from the Andacollo Mine has initiated an action in which it is suggested that the royalty and related advance minimum royalty payments as described in the 1991 option to purchase the claims comprising the Andacollo Mine have become accelerated and are immediately due because CMD is operating under the Creditors' Plan. The potential size of the claim is $1.7 million. CMD rejects these allegations and believes such an interpretation of the option agreement is incorrect. However, if it is ultimately determined that the royalty payments have been accelerated, this finding would have an adverse material impact on the ultimate proceeds from the disposition of the assets of Andacollo available for distribution to the creditors, including Dayton. The owner of this royalty has a mortgage on the mineral claims comprising the Andacollo Mine and is attempting to enforce its rights, should they be substantiated, through this mortgage. The assets secured by the mortgage are not clearly defined under the laws of Chile and therefore it will be necessary to settle this disagreement in a court of law.

Finally CMD is in the process of conducting reclamation at the minesite and is prepaying and seeking government approval of the final reclamation and closure of the mine. CMD cannot, at this time, determine whether the royalty has been accelerated or what the ultimate closure costs of the Andacollo Mine will be. Such risks and costs rest primarily with CMD.

Specific Risk Factors Associated with the Denton-Rawhide Mine

In addition to the risk factors discussed in "Risks Associated with Mining" and "Specific Risk Factors Associated with the Andacollo Gold Mine and the El Dorado Property" investors should also consider the following factors in evaluating Dayton and its business.

(i) Changes to the General Mining Law of 1872

The majority of the Denton-Rawhide Mine's mineral reserves and processing activities are located on unpatented lode and millsite claims located on U.S. federal public lands. The right to use such claims are granted under the General Mining Law of 1872. Unpatented mining claims are unique property interests in the United States, and are generally considered to be subject to greater title risk than other real property interests because the validity of unpatented mining claims is often uncertain. This uncertainty arises, in part, out of the complex federal and state laws and regulations under the General Mining Law and the interaction of the General Mining Law and other federal and state laws, such as those enacted for the protection of the environment. Unpatented mining claims are subject to possible challenges of third parties or contests by the federal government. The validity of an unpatented mining claim, in terms of both its location and maintenance, is dependent on strict compliance with a complex body of federal and state statutory or decisional law. In addition, there are few public records that definitively control the issues of validity and ownership of unpatentable mining claims. In recent years, the U.S. Congress has considered a number of proposed amendments to the General Mining Law. If adopted, such legislation could, among other things:

- impose a royalty on the production of metals or minerals from unpatented mining claims;
- reduce or prohibit the ability of a mining company to expand its operations; and
- require a material change in the method of exploiting the reserves located on unpatented mining claims.

All of the foregoing could adversely affect the economic and financial viability of the Denton-Rawhide Mine.

ITEM 4: INFORMATION ON THE COMPANY

4 A. HISTORY AND DEVELOPMENT OF THE COMPANY

Dayton Mining Corporation ("Dayton" or "Company") was incorporated under the British Columbia Company Act ("Company Act") on May 7, 1985 under the name of Stanley Developments Corp. by filing memorandum and articles. The name of the Company was changed to Dayton Developments Corp. on November 27, 1985 and changed to its current name on August 26, 1991. Dayton altered its Memorandum of Association effective March 29, 1988 to subdivide its then 10,000,000 Common Shares of authorized capital to 20,000,000 Common Shares and to increase its authorized capital (post-subdivision) to 50,000,000 Common Shares. Dayton again altered its Memorandum of Association effective October 26, 1988 to subdivide its

50,000,000 Common Shares of authorized capital, such that every two Common Shares were subdivided into three Common Shares for a total authorized capital of 75,000,000 Common Shares. Dayton further altered its Memorandum of Association effective June 28, 1996 to increase its authorized capital to 1,000,000,000 Common Shares.

On March 31, 1999 the management of the Company requested that both shareholders and debenture holders approve the conversion of the then outstanding $69 million convertible debentures into common shares of Dayton. This conversion was approved by both the shareholders and debenture holders. To fully retire the debentures, the Company issued 310,500,000 common shares of the Company to the debenture holders, bringing the total number of common shares outstanding to 351,356,779. This issuance of shares resulted in a change of control of the company and necessitated the adoption, effective April 1, 1999 of fresh start accounting which established new values for all of the assets and liabilities of the company.

On April 6, 2000 Dayton acquired one major mining asset and an exploration property by issuing additional common shares. Dayton purchased a 49% joint venture interest in the Denton-Rawhide mine in Nevada by issuing 144,710,000 common shares to the vendor. Based upon the average trading price of the Dayton common shares for 30 days preceding February 11, 2000 which was the day the purchase agreement was signed, the deemed cost of the transaction was $12.275 million, plus the assumption of certain liabilities. On April 6, 2000 the Company acquired exploration properties in El Salvador through the acquisition of 100% of the common shares of Mirage Resource Corporation and all of its outstanding debt by issuing 44,339,606 common shares. The effective cost of this purchase was $3.761 million.

In May 2000, the shareholders of Dayton approved a 1 for 20 reverse stock split, also known as a share consolidation. This action reduced the outstanding common shares from 540,661,385 common shares to 27,033,069 common shares. At that time it altered its Memorandum of Association to increase its authorized capital to 1,000,000,000 common shares.

On March 1, 2000, Dayton was successful in selling 81,818,181 special warrants at a price of $0.11 per special warrant. These special warrants were converted into 4,090,905 post consolidation common shares of Dayton, without payment of additional consideration. The proceeds, net of underwriters' commissions, were $5.82 million. Final receipts qualifying the distribution of the common stock following the exercise of the special warrants were received and the escrowed funds were released in June 2000.

In December 2000, the Company announced that its wholly owned subsidiary, Compañia Minera Dayton, had decided to permanently close the Andacollo Mine. In May of 2001, the Chilean courts granted CMD protection from its creditors until May 2005, assuming CMD adheres to the conditions of the Creditors' Plan.

Finally on January 9, 2002, Dayton Mining Corporation and Pacific Rim Mining Corp. ("Pacific Rim") announced, subject to shareholder and regulatory approval, an amalgamation of the two companies. If approved each Dayton shareholder will receive 1.76 common shares of Pacific Rim in exchange for each Dayton common share. Shareholder meetings are scheduled for April 3, 2002.

The head office of the Company is located at Suite 2393, Three Bentall Centre, 595 Burrard Street, P.O. Box 49186, Vancouver, British Columbia, V7X 1K8.

4 B. BUSINESS OVERVIEW

Dayton is an international mineral resource corporation engaged, both directly and through its wholly-owned subsidiaries, in the acquisition and development of precious metals properties.

From 1985 to 1988, Dayton acquired several mineral resource properties for exploration in British Columbia, Arizona and California. Beginning in 1988, Dayton expanded its search for mineral properties to South America.

In 1989, Dayton, through its wholly owned subsidiary, Compañia Minera Dayton, currently subject to a creditors' plan and not under the control of the Company, acquired its then principal mineral resource property, the Andacollo Gold Mine, in central Chile from Chevron Exploration Corporation of Chile. From 1989, Dayton focused its activities on the exploration, financing, development and construction of the Andacollo Gold Mine. Development and construction of the Andacollo Gold Mine as a 12,700 tpd heap leach gold mine began in July 1994 and was completed in September 1995. The construction was partly funded out of proceeds of an equity offering completed in May 1994 and a $50 million project financing. Operations at the Andacollo Gold Mine commenced in September 1995. On January 1, 1996, the Andacollo Gold Mine commenced commercial production.

Production problems and a deteriorating gold price severely influenced the financial performance of CMD from its opening. In December of 2000 the decision was taken to permanently close the mine. CMD with the support of its unsecured creditors was granted creditors' protection by the Chilean courts in May of 2001. This was obtained to facilitate an orderly closure of the mine and an orderly sale of its remaining assets. Since its closure, CMD has retired an equipment lease agreement with Caterpillar Leasing and reduced its unsecured liabilities from $6.9 to $5.5 million. Dayton is owed $1.8 million of this $5.5 million owed pursuant to the Creditors' Plan. The mine continues to produce gold from the leach pad releach activities and will proceed with the disposal of equipment remaining at the mine site. CMD is currently conducting reclamation activities in the mine area and is in the process of obtaining approval for the ultimate reclamation plan and has established a trust fund to pay closure costs.

A lawsuit was filed against Dayton, in the Supreme Court of British Columbia, by Medinah Energy Inc.("Medinah"), in mid-1998 alleging, among other things that Dayton had misrepresented, in its 1997 Annual Report, CMD's land position at the Andacollo Mine. Dayton has disputed all of the allegations. On June 26, 2000 Medinah agreed to adjourn the matter by consent and filed a praecipe to adjourn the trial generally. The action is currently outstanding.

In April 2000, Dayton acquired a 49% interest in the Denton-Rawhide mine, near Fallon, Nevada. In 2001 the mine operated as planned and produced 49,366 ounces of gold and 356,277 ounces of silver at a total cash production cost of $247 per ounce of gold. Forecast production in 2002 is 48,314 ounces of gold and 392,500 ounces of silver at a cash production cost of $218 per ounce.

During 2001 the Company spent approximately $0.6 million on a program to advance the El Dorado gold prospect in El Salvador. This program confirmed the Company's high expectations for this deposit. Work planned in 2002 will be generative in nature to identify drill targets with the goal of expanding the global resource as well as to continue to advance environmental studies.

In the past, the Company has managed its exposure to reductions in the price of gold by entering into both forward sales contracts and by selling call options or by purchasing put options. At year end, the Company had 6,000 ounces of gold committed for delivery under spot deferred contracts by the end of the first quarter of 2002. The average realized price of the gold hedged is $280.25. The Board of Directors has authorized management to hedge up to 50,000 ounces of gold if favourable conditions arise.

4 C. ORGANIZATIONAL STRUCTURE

The following chart sets forth Dayton's corporate structure including all material subsidiaries, the jurisdiction of their incorporation and the Company's respective percentage ownership of each company:

At December 31, 2001


DAYTON MINING CORPORATION
(British Columbia, Canada)
100%
100%
100%
DAYTON MINING (U.S.) INC.
(Nevada, United States)
DMC CAYMAN INC.
(Cayman Islands, BWI)
DAYTON ACQUISITIONS INC.
(British Columbia, Canada)
49%
100%
100%
DENTON-RAWHIDE JOINT VENTURE
(Nevada)
ANDACOLLO GOLD INC.
(Cayman Islands, BWI)
LA SERENA INC.
(Cayman Islands, BWI)
449200 B.C. LTD.
(British Columbia, Canada)
99.5%
0.5%
100%
50%
50%
0.1%
DAYTON CHILE EXPLORACIONES MINERAS LIMITADA
(Chile)
COMPANIA (1) MINERA DAYTON
(Chile)
KINROSS EL SALVADOR S.A. de C.V.
(El Salvador)
RECURSOS SALVADOR ENOS S.A. de C.V.
(El Salvador)

(1) CMD is subject to a creditors' plan and as such is no longer under managerial control of Dayton Mining Corporation.

4 D. PROPERTY, PLANT AND EQUIPMENT

The Company's operations are in one industry, the development of and production from gold and silver properties. It owns three non-producing properties and has a 49% joint-venture interest in one producing mine, Denton-Rawhide. The Company's reserves and resources as of December 31, 2001 are as follows:

(i) Reserves (Denton-Rawhide – 49%)

		Grade		Contained Ounces	
	Tonnes	**Au/ (g/t)**	**Ag (g/t)**	**Au**	**Ag**
Proven	1,847,000	1.19	14.46	70,400	858,600
Probable	59,000	0.71	10.32	1,300	19,600
Stockpile	2,185,000	0.46	8.47	32,300	595,012

(ii) Measured Resources

		Grade		Contained Ounces	
	Tonnes	**Au/ (g/t)**	**Ag (g/t)**	**Au**	**Ag**
Denton-Rawhide (49%)	3,499,000	0.56	9.0	63,000	1,010,200
El Dorado	-	-	-	-	-
Andacollo	21,624,000	0.72	-	498,500	-

(iii) Indicated Resources

		Grade		Contained Ounces	
	Tonnes	**Au/ (g/t)**	**Ag (g/t)**	**Au**	**Ag**
Denton-Rawhide (49%)	142,000	0.72	10.3	3,300	47,000
El Dorado	3,018,600	7.6	56.9	742,100	5,526,000
Andacollo	27,366,000	0.64	-	566,700	-

(iv) Inferred Resources

		Grade		Contained Ounces	
	Tonnes	**Au/ (g/t)**	**Ag (g/t)**	**Au**	**Ag**
Denton-Rawhide (49%)	-	-	-	-	-
El Dorado	779,000	4.7	34.5	117,800	864,000
Andacollo	15,007,000	0.56	-	271,700	-

Notes:

Denton Rawhide's reserves and resources were calculated by Mr. M. Read of Read Associates. Mr. Read's qualifications have been accepted by the British Columbia Securities Commission, ('BCSC'), as meeting the criteria of a "qualified person" under National Instrument 43-101; a publication of the Ontario Securities Commission. Also, because the Denton-Rawhide Mine is in its last year of operation the BCSC, in conjunction with other Canadian jurisdictions has exempted Dayton from the need to file a Technical Report for this property.

El Dorado's resources were determined by Mr. P. Lacroix, P.Eng., an independent consultant and Mr. C.S. Wallis P. Geo an independent consultant. Both individuals are "qualified persons" under National Instrument 43-101. The following information is summarized from Mr.

Lacroix's report dated February 8, 2002 and titled "Resource Update Nueva Esperenza & El Dorado Mine Area – El Dorado Project – El Salvador".

Dayton acquired Mirage Resource Corporation and its underlying ownership in the El Dorado Project in April 2000. For information regarding exploration work completed by previous owners, the reader is referred to the independent geological report prepared by *JA*Mine Inc. (March 2000).

A 13-hole core drilling program was conducted in the El Dorado Mine Area from June through August 2000 to confirm the geometry and continuity of the Minita, Minita 3 and Zancudo veins as well as extend the existing resource both laterally and vertically. A total of 3,726.6 m of diamond drilling (HQ core) was completed during the period. Following completion of the drilling program, the geological model for the 3 veins was updated and a new estimate of resources completed by Lacroix. The program was considered a technical success, confirming both structural and grade continuity, however overall estimates of quantities and grade did not vary materially from previous estimates. The increase in drill intercept density did result in a modest redistribution of resources from the inferred to indicated categories.

Including the most recent drilling program by Dayton, a total of 46,382 metres of diamond core and reverse circulation (RC) drilling have been completed on the El Dorado Project from 1993 to date. The majority of the work has focussed on the delineation of the Nueva Esperanza, El Dorado and La Coyotera deposits, however other mineral occurrences have also received attention.

All core-drilling services have been provided by Geotecnia, S.A. de C.V. (Geotecnia), the Salvadoran division of Swissboring from Guatemala. Drilling equipment employed included Longyear LY-38, LY-44 and Christianson CS-1000 drill rigs.

Holes K93-1 through K93-4 utilized NQ (47.6 mm core diameter) while all subsequent holes were HQ (63.5 mm core diameter). Several holes, particularly at La Coyotera, were reduced from HQ to NQ because of poor drilling conditions in the vein.

All holes prior to K96-151 were surveyed utilizing Tropari borehole survey instruments. Azimuth and inclination are read every 50 m and, generally, at the bottom of the hole.

Beginning with K96-151 a single-shot camera was employed in the down-hole surveys. Continued use of the Tropari instrument facilitated control and tracking during drilling. After the drilling was complete, the single-shot camera was employed to provide a more accurate location of the vein intercept and provide photo negatives for future reference. All drill hole collar locations have been surveyed. Surface and down-hole survey information is recorded on the drill logs and summary sheets.

As the holes were drilled, the survey and geologic data was plotted on 1:1,000 sections. Once drilling was completed on any given section the geologic information was digitized. Complete sets of drill sections are maintained in the Sensuntepeque office.

A reverse circulation (RC) drill was utilized at El Dorado between mid-September and mid-December, 1994. This method was initially employed to pre-collar core holes to diminish both the hole cost and duration. RC drilling was also employed at Nueva Esperanza, where the vein position was well established, and the San Francisco area where broad targets existed from the surface downward. A RC drill was also used in early-1998 as an exploration tool at several areas within the Southern District.

During the pre-collaring program a number of technical problems became apparent, the most serious of which related to down-hole contamination below the water table. For this reason, sample data from RC drilling was not incorporated in resource estimates.

The core is stored in the enclosed facilities in the El Dorado mine area. During a drilling program, the core is delivered to the core storage facility at the El Dorado mine site, and is logged by geologic staff. The logging procedure consists of a written and graphic geologic description of rock type, including structure, hydrothermal alteration, vein density and mineralogy (macroscopic), core recovery data, rock-quality designation (RQD) data (after January, 1996), sample intervals, sample numbers, down hole survey, collar coordinates, collar elevation, and total depth. Gold and silver assays are added when results are received from the laboratory in Denver, Colorado.

Sample intervals are determined and marked by the geologist prior to their splitting. Before Dayton's 2000 drilling program, the core was split by a trained local employee utilizing a 254-mm hydraulic core splitter. Core from D00-190 through D00-202 was cut with a 12-inch diameter diamond saw blade using a table-mounted circular saw. After each sample is split or cut, it is bagged and carried to the sample preparation facility where a 600-gram (g), 90% passing 10-mesh sample is prepared. This 600g sample is split once again creating two identical 300-g samples. One 300-g sample is shipped to the U.S. for analysis; the other remains on file in the El Dorado preparation facility. All coarse reject is also stored at the El Dorado mine site.

From July 1993 until April 7, 1994, all gold and silver analyses were performed by Skyline Labs (Skyline) of Wheatridge, Colorado, U.S.A. Subsequently, all work was moved to Cone Geochemical, Inc. (Cone) in Lakewood, Colorado, U.S.A. who continued to provide analytical services to the El Dorado project through December 2000.

Geochemical analyses performed by Skyline included K93-1 through K94-37 and samples 0 through approximately 1,100. The samples were analyzed by gravimetric fire assaying.

All core, reverse circulation cuttings, rock, and soil samples collected since April 7, 1994, have been analyzed by Cone. Between April 7 and September 20, 1994, primary reduction of sample volume was completed by Cone. In brief, gold was determined by fire assay with an atomic absorption (AA) finish. The detection limit is 0.001 ppm (1 ppb).

Since September 20, 1994, all samples have been dried, crushed (90% passing at 10 mesh) and split at the sample preparation facility located at the El Dorado mine.

All samples are split down to a mass of approximately 600 g. This volume is split, with one half shipped to Cone for analysis while the other half is stored at the El Dorado mine.

The results from several stages of check assay programs beginning in early-1994 have not revealed any obvious concerns regarding the process of sample collection, sample preparation or with the assaying. Similar to many other deposits in the same volcanic belt of Central America, the gold at El Dorado is very fine grained and partially entrained and encapsulated within the banded vein chalcedony and nugget effects caused by coarse gold should be minimal.

While the author has visited the site on two occasions since the acquisition by Dayton and inspected the core and preparation facilities, no independent sampling of core or mineralized exposures or review of chain-of-custody procedures was undertaken by Lacroix. The author has however viewed the assay and geological database in detail and performed a number of critical checks on the data. As well, at the request of Lacroix, original assay values were re-entered by site staff from assay certificates in an independent database. This database was compared with the original data. Any problems or inconsistencies, although few, were corrected prior to using the database for resource estimation.

Andacollo's resources were calculated under the direction of Mr. C. R. Van Order, a "qualified person" under National Instrument 43-101.

Reserves are not included in resources and resources do not demonstrate economic viability under currently employed estimation parameters.

CMD, owner of the Andacollo Gold Mine is subject to the creditors' plan and is not under managerial control of the Company.

(v) *Property, Plant and Equipment*

<u>*Denton-Rawhide Mine (49%)*</u>

The Denton-Rawhide Mine is a heap leach mine, located in west-central Nevada, approximately 190 kilometres south-east of Reno. The principal mineral properties consist of 55 patented and 842 unpatented mining claims, claim fractions and partial interest claims owned or held under lease.

Dayton acquired its interest in the Denton-Rawhide Mine on April 6, 2000 pursuant to an acquisition agreement dated February 13, 2000 (the "Acquisition Agreement") between Dayton, Kinross Gold Corporation ("Kinross"), Kinross Rawhide Mining Company ("Kinross Rawhide") and Kinross Fallon Inc. ("Kinross Fallon"). The Acquisition Agreement was negotiated on an arm's length basis by Dayton and Kinross, and provided, among other things, that:

(a) Kinross Rawhide and Kinross Fallon assigned all of their 49% interest in the Denton-Rawhide Mine, including all of their rights under the Rawhide Joint Venture Agreement (as described below), to Dayton in exchange for 7,235,500 Common Shares at a deemed price of Cdn $2.26 per share for a total acquisition price of Cdn $16,352,230.

(b) Kinross Rawhide agreed to keep in place a US$1,297,356 reclamation letter of credit posted by it in connection with the Denton-Rawhide Mine until March 31, 2002. Dayton agreed to pay to Kinross Rawhide a standby fee equal to the cost to Kinross Rawhide of the letter of credit plus a support fee equal to 1.75% per annum, payable on the first day of January, April, July and October in each year.

(c) Kinross Fallon and Kinross USA Inc. ("Kinross USA") agreed to keep in place a US$1,246,780 surface management surety bond posted by them in connection with the Denton-Rawhide Mine until March 31, 2001. Dayton agreed to pay to Kinross Fallon a standby fee equal to the cost to Kinross Fallon of the surety bond (which is currently 0.40%) plus a support fee equal to 1.75% per annum, payable on the first day of January, April, July and October in each year. In January 2001, the reclamation letter of credit and surety bond described in (b) and (c) were replaced on behalf of the joint venture by a surety provided by Kennecott Rawhide Mining Company ("Kennecott Rawhide"), an indirect wholly-owned subsidiary of Rio Tinto Plc.

(d) Kinross Fallon and Kinross Rawhide assigned all of their interest in the revocable reclamation and severance trust agreement dated effective January 1, 1999 (the "Reclamation Trust Agreement") among Kennecott Rawhide Mining Company ("Kennecott Rawhide"), Kinross, Kinross Rawhide, Kinross USA and Bank of America, as trustee, to Dayton for an amount equal to $2,118,403 (being the amount held in the trust created thereby for the benefit of Kinross Rawhide and Kinross Fallon). Pursuant to a promissory note dated April 6, 2000, Dayton agreed to pay the amount held in the trust, by no later than December 31, 2004 provided that Dayton shall make minimum annual prepayments on December 31st in each year equal to 25% of the net internal cash flow received by the Corporation from its 49% interest in the Denton-Rawhide Mine. As part of the final reconciliation of working capital amounts, the amount outstanding on the promissory note was reduced to $1,848,863.

The ownership, management and operation of the Denton-Rawhide Mine is governed by a construction and post-construction operating agreement dated as of June 23, 1989, as amended by a first amendment agreement dated as of December 15, 1992, (the "Rawhide Joint Venture Agreement") between Kennecott Rawhide and Dayton (as assignee of interest from Kinross Rawhide and Kinross Fallon). The Rawhide Joint Venture Agreement provides, among other things, that:

(a) Kennecott Rawhide holds a 51% interest in the Denton-Rawhide Mine;

(b) Dayton holds a 49% interest in the Denton-Rawhide Mine;

(c) Kennecott Rawhide shall be the operator of the Denton-Rawhide Mine; and

(d) the operation of the Denton-Rawhide Mine shall be overseen by a coordinating committee (the "Coordinating Committee") comprised of three members nominated by Kennecott Rawhide and two members nominated by Dayton, and the parties to the Rawhide Joint Venture Agreement are required to establish a trust as security for the payment of reclamation and severance costs resulting from the eventual closure of the Denton-Rawhide Mine (the "Reclamation Trust").

The Coordinating Committee of the Denton-Rawhide Mine has determined, for the purposes of the Reclamation Trust, reclamation and severance costs for the Denton-Rawhide Mine of US$9.8 million of which 49% will be to the account of Dayton. As of December 31, 2001, a total of US$3,216,711 is held in the Reclamation Trust for the benefit of Dayton. This determination of reclamation and severance costs is for the purposes of the Reclamation Trust only and may not be a true reflection of actual reclamation and closure costs of the Denton-Rawhide Mine.

Under the terms of a royalty deed and purchase agreement dated June 23, 1989, as amended, (the "Royalty Agreement") between Kennecott Rawhide, as the underlying lessor of the mineral properties comprising the Denton-Rawhide Mine, and Dayton (as assignee from Kinross Fallon), Dayton is entitled to a 2.45% gross proceeds royalty in all precious metals and other minerals produced from the Denton-Rawhide Mine. Kennecott Rawhide is entitled to 2.55% gross proceeds royalty. In October 2001, the Royalty Agreement was terminated.

The Denton-Rawhide Mine is an open pit heap leach operation that has a nominal crushing capacity of 6.2 million tonnes of ore per year. Access to the mine is via a paved road and a short gravel road. Rock is drilled, blasted and loaded onto 77 tonne trucks. The ore is then crushed to 9.5 millimeter size in a three stage crushing plant and conveyed to and dumped onto the leach pads. All raw materials, supplies and energy requirements are sourced domestically. A leach solution is circulated through the heaps to dissolve the gold and silver. These precious metals are then precipitated from the solution with the addition of zinc oxide. Dore is produced on site and the dore bars are then refined into gold and silver bullion at an independent refinery. There was no significant capital spending at Denton-Rawhide in 2001, nor is any planned for 2002. Open pit mining activities will cease in late 2002. Future metal production will come from leaching of stock piles and on-going releach activities. Dayton's 49% share of metal production between 2002 and closure in 2006 is forecast to be a total of 109,000 ounces of gold and 979,00 ounces of silver. At December 31, 2001 there were 138 full time employees at the mine.

The following table provides selected operating data for the Denton-Rawhide Mine (49%):

	Fiscal Year [(1)]		
	2001	2000	1999
Tonnes Crushed	3,091,400	2,176,000	3,003,200
Gold Grade (g/t)	0.96	0.85	0.86
Silver Grade (g/t)	16.35	12.1	11.72
Gold Produced (ozs)	49,366	37,706	56,645
Silver Produced (ozs)	256,277	283,796	339,200
Cash production Cost ($/oz)	$247	$234	$243

(1) Represents Dayton's 49% interest since the interest in the mine was acquired on April 1, 2000. 1999 results were prior to Dayton's acquisition of the property.

Gold and silver mineralization in the Rawhide area is hosted within altered Tertiary volcanics which cover several square kilometres in a large caldera system. The Rawhide caldera is situated along an intersection between the north-west trending Walker Lane Structural Zone and north-east trending Basin and Range structures. All of the Rawhide deposits are structurally controlled, volcanic hosted epithermal ore bodies. The Rawhide gold-silver deposits are mid-Miocene in age and are hosted in a variety of volcanic rocks of early-to-mid Miocene age.

Lithology plays a critical role in the style of mineralization. Primary permeability amenable to disseminated mineralization is a characteristic of the ashes and tuffs, volcanogenic sediments, and vent breccias. The andesitic flow rocks are a tight, more brittle material which reacts to tectonics and hydrostatic pressures by shattering and crackle brecciating to create a secondary permeability. The andesite characteristically has more, and higher grade, veins than the other host rocks. Rhyodacite is an important ore host characterized by more intrusive and extrusive fracture controlled mineralization.

El Salvador Projects

Dayton, indirectly through wholly-owned subsidiaries, holds 100% interests in four exploration licence areas in El Salvador. Dayton's most advanced property in El Salvador is the El Dorado Property which consists of two exploration licences. Dayton also holds the Potonico and El Paisnal Exploration licences. Although the El Dorado Property contains geological resources, none of Dayton's properties in El Salvador, including the El Dorado Property, contain a known body of commercial ore.

On April 6, 2000, Dayton acquired 100% of Mirage Resource Corporation ("Mirage") through an amalgamation of Dayton Acquisitions Inc., a wholly-owned subsidiary of Dayton, and Mirage. Dayton issued a total of 888,049 Common Shares at an effective price of Cdn $2.26 per share for a total acquisition price of Cdn $2,006,891. In addition, Dayton acquired from Kinross Gold Corporation shareholder loans made to Mirage Resource Corporation in exchange for 1,328,976 Common Shares at an effective price of Cdn $2.26 for a total acquisition price of Cdn $3,003,486.

Mirage initially acquired an option (the "Option") on the two exploration concessions comprising the El Dorado Property (as hereinafter defined) on June 23, 1993 from Zinc Metal Corporation ("ZMC") of Toronto, and its wholly-owned subsidiary New York and El Salvador Mining Company ("NYESMC"). Immediately following the signing of the option agreement, Mirage granted Dejour Mines Limited ("Dejour") and Bethlehem Resources Corporation ("Bethlehem"), both of Vancouver, the right to participate in the option on a joint venture basis as to 25% each, by payment of a pro rata share of costs. Under the joint venture arrangements, Kinross had a right (the "Back-In Right") to acquire 50% of each of the parties' interests by completing a "Bankable Feasibility Study", arranging for development, financing and reimbursing the parties for 50% of their costs incurred in relation to the property all within specified time constraints from completion of a Pre-Feasibility Study by Mirage. The Option was exercised on August 25, 1994 in accordance with its terms by payment of US$175,000 to ZMC and by the parties having incurred aggregate expenditures in excess of US$800,000.

Accordingly, as at September, 1994 Mirage, Bethlehem and Dejour operated the project as a 50% /25% /25% joint venture, subject to the Back-In Right. In May 1995, Mirage acquired Bethlehem's and Dejour's respective 25% joint venture interests in the El Dorado project. In August 1996, following completion of a study (the "Pre-feasibility Study"), Kinross advised Mirage that it would waive its Back-In Right because of time constraints relating to completion of the Bankable Feasibility Study.

As a result, Dayton holds a 100% undivided interest in the El Dorado Property. The El Dorado Property is, however, subject to a royalty of 3% of net smelter returns in favour of ZMC. Dayton has the right to purchase the royalty from ZMC for US$4,000,000 (US$1,000,000 for the first one-half and US$3,000,000 for the second one half) provided that at least one-half of the royalty is acquired within six months of the commencement of commercial production.

Mirage, through a wholly-owned El Salvador subsidiary, applied for and has been granted exploration licences for the Potonico and El Paisnal properties directly from the Government of El Salvador.

The two exploration licences comprising the El Dorado Property expire in December 2004. The exploration licenses for the Potonico and El Paisnal properties expire in January 2005 and July 2006 respectively. In order to convert these exploration licenses into exploitation concessions, Dayton is required to make application prior to expiry of the exploration licenses. These applications must be accompanied by, among other things, a feasibility study, an environmental impact study and a program of exploitation. There is no guarantee that Dayton will succeed in converting any of these exploration licences into exploitation concessions (See 3D – Risk Factors) in which case the exploration licence will expire.

The El Dorado property is located near the city of Sensuntepeque, in north central El Salvador. Property access is by paved and dirt road and power will be accessible by tapping into the grid connecting Sensuntepeque with San Salvador. While, Dayton holds a 100% interest in the El Dorado property, an unrelated third party is entitled to receive annual advance minimum royalty payments, which is the greater of $50,000 per year or a 3% net smelter return royalty. Also the government of El Salvador is entitled to a 2% net smelter return royalty.

Gold was discovered in the El Dorado property area by Spaniards who conducted shallow surface trenching and pitting in colonial times. In 1942, the New York and El Salvador Mining Company acquired the property and conducted underground mining activities between 1948 and 1952 and produced approximately 72,400 ounces of gold and 355,123 ounces of silver.

Exploration resumed on this property following the termination of the civil war in 1992, and has focused on three main veins systems, being the Zancudo, Minita and Minita 3 veins. These are underground targets below the lowest level of the old workings, from 285 meters to 100 meters above sea level. Additional exploration has occurred on the La Coyotera Norte and Nueva Esperanza veins which were identified at surface. Over 50% of the mineralization occurs in the Zancudo, Minita and Minita 3 veins. A total of 35 veins have been identified on the property to date.

The Company completed and filed with the British Columbia Securities Commission ('BCSC') a "Property Report" on the El Dorado property dated March 2000 and prepared by JA Mine Inc. As second report entitled "Resource Update Nueva Esperanza & El Dorado Mine Area – El Dorado Project – El Salvador" was prepared by Lacroix & Associates and filed with the BCSC in February 2002.

Between 1993 and 1995 over 19,000 meters in 110 holes were drilled. In 2000 an additional 13 core holes totaling over 3,725 meters were completed. Other activities in 2000 and 2001 included estimating a new resource, detailed mine planning, capital cost and infrastructure estimates, metallurgical testing and the completion of a pre-feasibility study.

El Salvador can be divided into four morphological-geological units: Coastal Plains, Coastal Ranges, Great Interior Valley and Northern Mountain ranges. The El Dorado Property straddles the boundary between the Interior Valley and the Northern Mountain Ranges. The Interior Valley is a heterogeneous basin with low mountain topography composed of eroded volcanoes and intermountain basins. The Northern Mountain ranges are dominantly composed of the Tertiary Chalatenango and Morazan Formations.

The structure of El Salvador is dominated by several fault systems, the most important of which strikes east-west and extends from the Guatemalan border eastward to the northern edge of the Olomega basin. This fault system is largely masked by volcanic complexes of the Santa Ana group extending from Santa Ana on the west, eastward to San Miguel. The northwest-trending faults are part of a prominent tectonic element which trends across Central America and includes the Nicaragua Depression which contains the intra-volcanic basins. A major set of northeast-trending faults is referred to as the Trans-Salvador Fault Zone and may be the oldest of the three structural fabrics discussed above.

The El Dorado district occurs at the intersection of the three structural trends summarized above. It is speculated that this regional fault intersection may have had some bearing on the implacement of the heat sources for the district. The gold bearing veins at El Dorado are dominated by chalcedonic quartz, accompanied by calcite and generally less than 2% sulphides, and range in width from 1 to 15 meters at surface expression. The veins may be up to 2 kilometers in length and dip steeply. Pyrite is a minor constituent in both the wall rocks and veins.

The Potonico property covers 50 square kilometers and is located in north-central El Salvador, five kilometers south east of the city of Chalatenango and thirty kilometers west north west of the El Dorado property. Exploration on this property since work began in 1994 has been generative in nature consisting of surface sampling and geological mapping. Access to the property is by gravel road. Limited drilling was conducted in 1995. Extensive gold mineralization was found but grades did not exceed 0.50 grams per tonne gold. No significant work is currently contemplated on this property. The exploration licence expires in January 2005.

The El Paisnal property is located 20 kilometers north of San Salvador approximately five kilometers west of the main highway linking El Salvador and Honduras. Access to the property is by all-season dirt roads. This property was originally acquired in 1997. The majority of work has been sampling and trenching with a limited near-surface drilling program. The intercepts were less that 1 gram per tonne gold. More surface work is required to identify additional targets. The exploration licence expires in July 2006.

Andacollo Mine

The Andacollo Mine is presently closed and to facilitate its closure the Chilean courts approved a plan to protect it from its creditors while the assets are being disposed of. CMD the owner of the mine is not subject to managerial control of the Company. This mine was an 18,000 tonne per day heap leach operation. It operated from 1996 to October 2000. The creditor plan contemplates paying off all of the creditors, including Dayton from the proceeds of the sale of the plant and ancillary equipment and from proceeds of production from the continued leaching of the heap leach pads. At December 31, 2001 Dayton is owed $1.8 million as part of this plan.

In early 2002 CMD settled in full its equipment lease obligations with Caterpillar Leasing and Dayton has been released from its guarantee of this lease.

Reclamation

The final reclamation and closure plan for Denton-Rawhide is under development. When completed it must be approved by the Bureau of Land Management and the Nevada Department of Environmental Protection. Dayton's share of the reclamation and closure costs is estimated at approximately $4.8 million. During 2001, Dayton contributed $39,090 per month into a trust fund to meet its reclamation and closure obligations. At December 31, 2001 the market value of the trust fund for Dayton's benefit was $3.4 million.

There are not believed to be any material reclamation obligations at El Dorado, El Paisnal and Potonico excepting minor site cleanup.

Management of the Andacollo Mine is in the process of preparing a final closure plan for the mine. This plan must be approved by representatives of the Chilean government. As part of the creditors plan, minesite personnel are completing final reclamation of the open pits and waste dumps and contributing cash to a reclamation fund. This fund contained $1.2 million at December 31, 2001 and an additional $800,000 may be contributed to the trust fund in 2002. (See 3D – Risk Factors)

ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5 A OPERATING RESULTS

(i) General

This Item 5 should be read in conjunction with and is qualified by the audited financial statements and the related notes that have been prepared in accordance with accounting principles generally accepted in Canada. Reference should be made to Note 17 of such financial statements for reconciliation of Canadian and United States generally accepted accounting principles. As a result of the conversion of Dayton's debentures in early 1999, and the resulting adoption of 'fresh start' accounting, there are no comparative figures before April 1999.

Unless otherwise identified, all dollar amounts reported and included in this discussion are in the currency of the United States of America. The Company adopted the U.S. dollar as its principal currency as at January 1, 1999.

(ii) Significant Transactions

By agreement dated April 6, 2000, but effective as at April 1, 2000 the Company acquired a 49% joint venture interest in the Denton-Rawhide Mine near Fallon, Nevada from Kinross Gold Corporation for 144,710,000 common shares with a prescribed value of $12,275,400.

On April 6, 2000 the Company acquired 100% of Mirage Resource Corporation ("Mirage") through the amalgamation of Dayton Acquisitions Inc., a wholly owned subsidiary of the Company, and Mirage. The Company issued a total of 17,760,090 common shares with a prescribed value of $1,506,545. In addition, the Company acquired from Kinross Gold Corporation certain shareholder loans made to Mirage in exchange for 26,579,516 common shares with a prescribed value of $2,254,868.

On April 11, 2000 the Company consolidated its common shares on a one for twenty basis resulting in a reduction of the number of common shares outstanding to 27,033,069 common shares from 540,661,385 common shares.

On June 16, 2000 the Company received final receipts for a special warrant financing transaction that closed on March 1, 2000. In return for the investment of (Canadian) $9.0 million, net of underwriting costs, the Company issued 4,090,905 common shares bringing its total issued and outstanding common shares to 31,123,974.

On December 1, 2000 the Company announced the permanent closure of its 100% owned Andacollo Gold Mine in central Chile. Also in December, Compañia Minera Dayton ("CMD"), a wholly owned subsidiary of Dayton Mining Corporation and the owner of the Andacollo Mine, applied to the Chilean courts for creditor protection while it closes the mine and begins an orderly disposal of all assets. The courts approved this plan in May 2001 and it will remain in effect until May 2005, assuming CMD abides by its terms and conditions.

Finally on January 9, 2002 Dayton Mining Corporation and Pacific Rim Mining Corp. announced, subject to shareholder and regulatory approvals, an amalgamation of the two companies. If approved each Dayton shareholder will receive 1.76 common shares of Pacific Rim in exchange for each Dayton common share. Shareholder meetings are scheduled for April 3, 2002.

(iii) Overview

The Company's remaining principal operating asset is its 49% ownership of the Denton-Rawhide Mine that was acquired in April 2000. The Denton-Rawhide Mine is a heap leach gold and silver mine located near Fallon, Nevada. It has a nominal crushing capacity of approximately 6 million tonnes of ore per year.

The Company's principal exploration and development property is the El Dorado gold and silver property located in the country of El Salvador. It was acquired on April 6, 2000 and at the present time preliminary economic evaluations are underway.

The Company also owns 100% of Compañia Minera Dayton Limitada, (a company subject to a creditors' plan and no longer under control of the Company), which owns the Andacollo Gold

Mine located near the town of Andacollo in central Chile. This mine was permanently closed in December of 2000 and the process of disposing of the assets and the settling of outstanding liabilities is underway.

The financial performance of the Company is largely dependant upon the price of gold and its ability to generate or raise financing to advance the El Dorado property in El Salvador. The year ending December 31, 2001, as in 2000, was a difficult year for producers of gold. In 2001 the London P.M. price fixing averaged $ 271 per ounce, in 2000 the average gold price was $279 per ounce. These gold prices are the lowest annual average prices experienced since 1978. Dayton does not hedge the price of any significant amount of its gold production and therefore its financial performance is directly related to changes in the gold and silver price and also, to the cost of production of these metals at Denton-Rawhide.

(iv) Gold And Silver Production

Consolidated production in 2001 totaled 49,366 ounces of gold and 356,277 ounces of silver. This included twelve months of operations at Denton-Rawhide. On December 1, 2000 the Company's investment in the Andacollo Mine held through CMD was written-off in its entirety and on that date, the Company ceased accounting for Andacollo's results. In the 2000 fiscal year Dayton's share of Denton-Rawhide's production was 37,706 ounces of gold and 283,796 ounces of silver. In 2000, prior to being deconsolidated on December 1, Andacollo produced 84,028 ounces of gold.

Consolidated cash production costs in 2001 were $247 per ounce of gold produced compared to $273 per ounce in 2000. In 2000 Denton-Rawhide's cash production costs were $234 per ounce and Andacollo's cash production costs were $290 per ounce. During the 2001 year, minesite operating costs at Denton-Rawhide declined as compared to 2000 levels. Staffing reductions and a greater emphasis on cost control were responsible for the cost reductions. However, these benefits were offset by a significant reduction in by-product silver revenue due to a significantly lower spot price for silver.

(v) Net Income And Its Components

The net loss for the fiscal year 2001 was $3.37 million ($0.11 per share), compared to a loss of $31.39 million ($1.17 per share) for the year ending December 31, 2000 and a loss of $2.05 million ($0.12 per share) for the nine months ended December 31, 1999. The results for 2000 included a writedown of $22.7 million relating to Andacollo. The loss before unusual items in 2000 was $8.7 million ($0.32 per share).

The improved operating performance in 2001 was due to the decision to permanently close the Andacollo Mine in December 2000. In 2000 Andacollo adversely effected the earnings of Dayton for the eleven months that it was operating.

Net sales revenue, including hedging gains, royalty and selling expenses in 2001 totaled $14.9 million versus $34.9 million for 2000 and $26.3 million for the nine months ended December 31, 1999. The average price of gold received was $ 271 per ounce in 2001 versus $279 per ounce in 2000 and $275 per ounce in 1999. In 2001 the Company sold 49,300 ounces of gold versus 121,734 ounces for the twelve months of 2000 and 134,955 ounces for 1999. Operating costs in

2001 totaled $13.5 million versus $33.7 and $21.3 million in 2000 and the nine months ended December 31, 1999 respectively. The year over year decrease was due to the inclusion of the Andacollo operations for eleven months in 2000.

Depreciation, depletion and amortization decreased from $6.5 million in 2000 to $3.0 million in 2001. The comparable figure for the nine months ended December 31, 1999 was $4.7 million. The decrease from 2000 to 2001 was due to production only coming from Denton-Rawhide in 2001 which had lower non-cash charges on a per ounce basis than Andacollo.

The operating loss for 2001 was $1.6 million versus a loss of $5.3 million in 2000 and a $0.3 million operating profit in the nine months ended December 31, 1999. In 2000 other expenses totaled $3.4 million for the twelve-month period compared with $1.8 million for 2001 and $2.4 million for the nine months ended December 31, 1999. In general most cost centers in 2001 benefited from lower spending than in the previous years. Interest income declined in 2001 due to lower interest rates and lower investible cash balances. Interest expense declined in 2001 compared to 2000 and 1999 as the majority of the 2000 and 1999 interest expense was generated in Chile.

(vi) Liquidity, Capital Resources And Financial Condition

With the closure of the Andacollo Mine, the assets and liabilities of the Company consist of its investment in the Denton-Rawhide Mine, the El Salvador properties and the assets and liabilities of the parent company. Dayton Mining Corporation is owed $1.8 million by CMD. While Dayton believes this amount, or more will be recovered from the sale of remaining assets, tax losses and water rights, owned by CMD, the eventual recovery of such amounts is uncertain. In January 2002, Dayton was released from all material guarantee obligations of CMD.

As at the end of 2001 the Company was essentially debt free, excepting normal coarse trade payables and a $1.85 million loan obligation to two subsidiaries of Kinross Gold Corporation that is repayable out of a percentage of the cash flow from the Denton-Rawhide Mine.

With the closure and write-off of the assets of the Andacollo Mine, the Company's working capital at the end of 2001 was $7.68 million compared to $9.8 million at the end of 2000. Also, by the end of 2001, the Company's debt to total asset ratio was 8%. In June of 2000, the Company raised $5.8 million on the sale of 4.09 million common shares via a special warrant issue. The decline in investment income occurred because of a reduction in cash.

Cash flow from operations in 2001 was negative $0.38 million or ($0.01) per share versus a negative $1.691 million ($0.06 per share) in 2000. Cash flow from operations improved because Denton-Rawhide is cash generating but Andacollo's operations consumed cash. In 2000 the Company acquired a 49% interest in the Denton-Rawhide Mine and a number of exploration properties in El Salvador through the acquisition of Mirage. Both of these acquisitions were completed by issuing common shares. See Note 15 to the financial statements for a description of these transactions. During 2001, the Company spent minimal funds on deferred stripping and plant and equipment as compared to $1.1 million in 2000. In 2001 no revenue was recorded for hedging activities as compared to $0.72 million in 2000.

The Company did not pay any dividends in 2001, 2000 or 1999 and does not plan on paying any dividends in 2002.

(vii) Regulatory, Environmental And Other Risk Factors and Outlook

The company is committed to constructing and operating its mines and exploration projects to minimize the effects of its operations on the environment. The proposed reclamation plan at the Andacollo Gold Mine in Chile generally follows North American standards. As part of the closure plan, CMD has begun final pit reclamation activities and is depositing certain funds into a trust to provide funding for the estimated closure costs. This fund totals $1.2 million. These funds are derived in part from the revenue to be generated from the sale of releach gold production and from the sale of the assets of the mine.

With respect to its 49% share of the post closure costs at Denton-Rawhide, the Company recognized the then entire estimated obligation at the time of the acquisition. This amount has now been increased to approximately $4.8 million with the remaining obligation being accrued on a unit of production basis over expected future recoverable ounces of production. Furthermore, Dayton has established a closure fund with approximately $3.4 million in it as at year-end to fund its share of closure costs. Dayton contributed $0.5 million in 2000 and $0.4 million in 2001 to this fund. Approximately $1.1 million is anticipated to be spent on reclamation in 2002 with no trust funding required.

The Company and its joint venture partner have implemented extensive health and safety programs, for its employees in Chile, Canada, The United States of America and El Salvador. The Company believes it is in compliance with such laws in all of the countries in which it operates and is not aware of any changes to these laws or regulations that would have a material impact on the financial condition of the Company.

The Company's sole operating asset is a 49% interest in the Denton-Rawhide Mine in Nevada. Its profitability and ability to generate positive cash flow is directly related to the prevailing market price for gold and silver, the Company's share of production from this operation and the ability of the Manager of the Denton-Rawhide Mine to control the costs of production.

The published level of reserves and resources are estimated using a gold price of $300 per ounce and such reserve estimates are made within normal engineering standards employed by such professionals. In 2002 Dayton anticipates its share of gold production at Denton-Rawhide will be 48,300 ounces of gold and 392,500 ounces of silver at a cash operating cost of $218 per ounce of gold produced (net of silver credits). After funding the reclamation planned for 2002, it is forecast that Denton-Rawhide will generate positive cash flow. By employing this price, reserve and cost estimates, the carrying value of the Company's assets as stated is believed to be reasonable. Any adverse change in these estimates could affect the future carrying value of such assets.

During 2002 the Company is planning to spend limited amounts of money to continue to advance the El Dorado project. The Company's ability to obtain third party financing to advance this property is believed to be limited given the depressed nature of the equity markets for junior gold producers and therefore the Company may be forced to seek a partnership or an alternative arrangement with another mining company to advance the project.

5.B LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2001, the Company had working capital of $7.7 million ($9.8 million as at December 31, 2000). The current assets consisted of $9.0 million of inventory and $1.8 million in cash, investments in marketable securities and other receivables. Current liabilities consisted of $2.1 million in trade payables and accrued liabilities and $1.8 million of accrued closure costs.

The working capital is believed sufficient to allow the Company to operate throughout the year, however, only maintenance expenditures are planned at El Dorado. The Company is examining alternatives to raise additional cash primarily through the proposed merger with Pacific Rim.

The Company holds its cash with a major Canadian financial institution and it is primarily held in Canadian or U.S. dollars. Funds are invested in short-term bankers' acceptance or certificates of deposits to minimize risk of default and to maximize liquidity.

The loan outstanding to two subsidiaries of Kinross Gold Corporation relates to a portion of the cash held in trust for closure activities at Denton-Rawhide. Principal on this debt is only repayable from a portion of the net cash generated by the Denton-Rawhide Mine. Interest on the loan is payable annually at a rate of interest equal to the percentage return generated from the closure trust fund.

The Company may hedge the price of gold and silver through the use of a combination of forward contracts and/or option contracts when it believes the price realized is acceptable. As at December 31, 2001, 6,000 ounces of gold were hedged with maturities to March 31, 2002.

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6 A. DIRECTORS AND SENIOR MANAGEMENT

The names, positions with the Company, principal occupation and terms of office and periods of service of all directors and executive officers are stated below:

Name	Position(s) with Company	Director/Officer Since
William H. Myckatyn	Chairman, President & CEO of Dayton, June 1998 to present; Director of Pacific Rim Mining Corp. and First Point Minerals Corporation; President and CEO of Princeton Mining Corporation from 1997 to 1998.	June 1998
Paul M. Blythe	Consultant, January 31, 2002 to present; Vice-President, Technical Support and Business Evaluation, BHP Billiton Base Metals (a mining company) September 1998 to January 31, 2002.	June 1998
Robert M. Buchan	Chairman and CEO Kinross Gold Corporation (a mining company) 1993 to present.	April 2000
Douglas D. Donald	Independent financial advisor, 1997 to present; Director of	June 1998

Name	Position(s) with Company	Director/Officer Since
	Repadre Capital Corporation and Piedmont Mining Company, Inc.	
David K. Fagin	Investor; Director, President, Western Exploration and Development Ltd., 1997 to 2000; Director, Golden Star Resources Ltd. (a mining company), 1992 to present; Director, Canyon Resources Corporation (a mining company) 2000 to present; Director of various mutual funds of T. Rowe Price Group, (a mutual fund company), 1987 to present; Director, Miranda Mining Company, 2002 to present.	June 1998
Jonathan C. Goodman	President and CEO, Dynamic Precious Metal Funds (an investment company), December 1998 to present; Director, Dundee Precious Metal Funds and Repadre Capital Corporation	May 2000
John W. Ivany	Executive Vice President, Kinross Gold Corporation (a mining company), 1996 to present.	April 2000
Catherine A. McLeod-Seltzer	President and Director, Pacific Rim Mining Corp. (a mining company), February 1997 to present; Director of Francisco Gold Corporation, Corriente Resources Inc., Miramar Mining Corporation, Silver Standard Resources, Madison Enterprises Inc. and Eveolution Ventures Inc.	June 1998
F. John Norman	Controller	May 2000

The term of office of each of the current directors expires at the next annual general meeting of the Company or when his or her successor is duly elected or appointed, unless the office is vacated earlier in accordance with the Articles of the Company or with the provisions of the Company Act (British Columbia). Executive Officers are appointed by the Board of Directors to serve until terminated by the Board of Directors or until their successors are appointed.

There are no family relationships between any of the directors and executive officers of the Company.

6 B. COMPENSATION OF DIRECTORS AND OFFICERS

For the fiscal year ended December 31, 2001, there were three executive officers of the Company and the aggregate cash compensation paid to them by the Company and its subsidiaries was (Cdn) $1,010,960.

The following table sets forth all compensation paid in respect of individuals ("Named Executive Officers") who were at December 31, 2001, the Chief Executive Officer and the Company's only other executive officers earning a combined salary and bonus in excess of $100,000 for the year ended December 31, 2001. All compensation amounts are in Canadian dollars.

SUMMARY COMPENSATION TABLE						
		Annual compensation			Long-term compensation	
					Awards	
Name and principal position	Year	Salary	Bonus	Other	Options granted	All other compensation (5)
William H. Myckatyn	2001	$225,000	-	-	-	$111,904
Chairman, President and Chief	2000	225,000	-	-	350,000 (1)	118,200
Executive Officer	1999	225,000	$90,000 (2)	-	687,500 (1)	87,000
F. John Norman	2001	$100,833	-	-	-	$7,554
Controller	2000	60,870	-	-	45,000 (3)	540
Scott M. Brunsdon (4)	2001	$205,838	-	$352,546	-	$7,285
Senior Vice President, Finance	2000	200,000	-	-	75,000 (4)	8,000
and Chief Financial Officer,	1999	11,398			100,000 (4)	

(1) The exercise prices of the options are $0.95 for 350,000 options, $2.30 for 500,000 options and $1.86 for 187,000 options. All in Canadian dollars.

(2) This bonus was determined and paid in 2000 but pertain to 1999 compensation; $15,000 of the bonus paid to Mr. Myckatyn was paid by the issuance of 6,500 Common Shares at an effective price of $2.30 per share.

(3) The exercise price of these options is $0.95 – in Canadian dollars

(4) The exercise prices of the options are $0.95 for 75,000 options and $1.90 for 100,000 options; both in Canadian dollars. Mr. Brunsdon's options expire on April 30, 2002. Mr. Brunsdon resigned October 31, 2001. Under terms of Mr. Brunsdon's employment agreement he is entitled to a cash payment of $352,546, which Mr. Brunsdon agreed to receive over 18 months.

(5) These amounts represent benefits and contributions made by the Company on behalf of the named Executive Officers to a retirement compensation arrangement and/or a group or individual RSP.

Other Compensation Matters

There were no longer-term incentive awards made to Named Executive Officers of the Company during the most recently completed financial year. There was a Retirement Compensation Arrangement in place for William H. Myckatyn to which the Company contributed (Cdn) $96,250 in 2001. There were no pension plan benefits in place for any of the other Named Executive Officers. Please refer to items 6E and 10A for further disclosures on stock options.

The Company has entered into employment agreements with each of its Named Executive Officers. Under the terms of these agreements, in the event of termination of employment without cause, change in responsibilities or a change in control of the Company, F. John Norman is entitled to six months salary. Under the proposed Amalgamation with Pacific Rim Mining Corp., Mr. Norman will continue his employment as Controller of the surviving corporation. Scott M. Brunsdon left the Company on October 31, 2001. Under the terms of Mr. Brunsdon's employment agreement, he was entitled to an immediate cash payment of $352,546, which Mr. Brunsdon agreed to receive over 18 months. On the effective date of the Amalgamation, William H. Myckatyn's employment will be terminated and he will receive severance in the amount of $860,784 which Mr. Myckatyn has agreed to receive over 12 months.

Indebtedness of Directors and Senior Officers

The aggregate indebtedness to the Company or any of its subsidiaries owed by all current and former officers, directors and employees of the Company and its subsidiaries as at December 31, 2001 was zero.

6 C. BOARD PRACTICES

There are no service contracts or termination benefits to any Directors, excepting Mr. W. Myckatyn as disclosed above. During 2001, each non-employee director of the Company received an annual fee of (Cdn) $10,000 and board meeting and committee meeting fees of (Cdn) $1,000 and (Cdn) $500 respectively. An additional (Cdn) $1,500 annual fee was paid to non-employee directors who serve as committee chairmen. Directors are reimbursed for their travel and other expenses incurred in attending board and committee meetings. Directors may also, from time to time, invoice the Company for professional services rendered to the Company, at standard billing rates. Effective January 1, 2002 no fees are payable to directors.

The Compensation Committee consists of three directors and has the responsibility for: a) fixing the compensation and evaluating the performance of the President and CEO; b) approving the appointment of and monitoring the performance of the other senior officers; and c) exercising the powers conferred upon it by the Board with respect to the administration and adequacy of the 1999 Employees' and Directors' Stock Option and Stock Bonus Plan.

The Environmental Committee consists of three directors and has the responsibility for reviewing the Company's environmental policy and for ensuring the Company's operations are operated in a manner consistent with the environmental policy and also for ensuring the Company's operations are run in a manner which does not unduly expose its employees to unnecessary risk of accident or death.

The Audit Committee consists of three members, all of whom are unrelated directors and not members of management. The Audit Committee has the responsibility for: a) reviewing the annual financial statements of the Company and recommending to the Board whether such financial statements should be approved; b) reviewing the interim financial statements of the Company; c) reviewing the public disclosure documents containing financial information before their release; d) appointing and establishing the remuneration for the external auditors of the Company; e) determining the scope of the annual audit and evaluating the performance of the auditors; and f) reviewing the Company's system of internal financial controls and accounting processes to ensure their adequacy.

6 D. EMPLOYEES

As at December 31, 2001 the Company had 3 full time employees in Canada, two full time employees in El Salvador and there were still 65 employees at the Andacollo Mine in Chile. The employees at Denton-Rawhide are not employees of Dayton Mining Corporation.

As at December 31, 2000 the Company had 4 full time employees in Canada and 365 employees in Chile. In 1999 there were 4 employees in Canada and 365 employees in Chile. The number of employees at the Andacollo Mine declined between 2000 and 2001 because of terminations resulting from the closure of the mine.

6 E. SHARE OWNERSHIP

As at December 31, 2001 the following represent the options outstanding to employees and directors:

Exercise Price (Cdn$)	Number Outstanding	Average Price
0-0.95	925,000	$ 0.95
1.86 – 2.00	287,500	1.87
2.00 – 2.40	795,500	2.40
Above 2.40	300	67.33
	2,008,300	

ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7 A. MAJOR SHAREHOLDERS

The Company is not owned or controlled, directly or indirectly, by any other corporation or by any foreign government.

To the best of its knowledge, the Company believes that the following table sets forth the name of each person or corporation who owns beneficially, directly or indirectly, more than 5% of the Company's issued and outstanding Common Shares as at December 31, 2001. The table also lists information with respect to the total amounts of Common Shares of the Company owned by the officers and directors as a group as at December 31, 2001. The Company has no other class of voting securities.

Title of Class	Identity of Person or Group	Amount Owned	Percent of Class
Common Shares	Kinross Gold Corporation	10,003,437	32%
	Dundee Precious Metals Inc.	4,447,306	14%
	Directors and Officers (11 persons)	12,375	Less than 1%

There are no arrangements, known to the Company, other that the announced "Pacific Rim" amalgamation described in Item 4A, which may at a subsequent date result in a change in control of the Company.

7 B. RELATED PARTY TRANSACTIONS

The directors, senior officers and principal shareholders of the Company and associates or affiliates of the foregoing have had no material interest, direct or indirect, in any transactions in which the Company has participated within the three year period prior to the date hereof which will materially affect the Company or any of its subsidiaries, except as indicated below.

Messrs. Robert Buchan and John Ivany, directors of the Company, are also directors and officers of Kinross Gold Corporation. Kinross sold to the Company a 49% interest in the Denton-Rawhide Mine, its 53.8% shareholding in Mirage and certain shareholder loans made by Kinross to Mirage in exchange for a total consideration of 9,042,049 Common Shares at an effective price of (Cdn) $2.26 per share. Kinross also acquired 909,091 Common Shares of the Company at a price of Cdn $2.20 per common share in the special warrant financing which closed in June of 2000. Mr. Buchan's and Mr. Ivany's appointment to the Board of the Company occurred after the closing of the Mirage and Denton-Rawhide transactions.

Pursuant to the special warrant financing transaction which was entered into in March 2000 and closed in June 2000, Dundee Precious Metals Inc. acquired 1,818,180 common shares of the Company (5.8%) which increased its total shareholding to 4,447,306 common shares. Also, Kinross Gold Corporation acquired 909,091 common shares (2.9%) bringing its total ownership to 10,003,437 common shares. A total of 4,090,905 common shares at a price of (Cdn) $2.20 per share were issued in this financing. All common shares carry identical voting rights.

To the best of the Company's knowledge as of January 25, 2002 there were 27 registered Canadian shareholders and 158 registered U.S. shareholders, holding 27.2 million shares and 3.9 million shares respectively.

With respect to the recently announced amalgamation between Dayton Mining Corporation and Pacific Rim Mining Corp., Ms. McLeod-Seltzer is a director of Dayton Mining Corporation and an officer and director of Pacific Rim Mining Corp. It is proposed she will remain an officer and director of the surviving corporation. Mr. W. Myckatyn is an officer and director of Dayton and a director of Pacific Rim Mining Corp. It is proposed he will remain a director of the surviving corporation.

ITEM 8: FINANCIAL INFORMATION

See ITEMS 3, 5, and Exhibit 19.

ITEM 9: THE OFFER AND LISTING

9 A. OFFER AND LISTING DETAILS

The Company's Common Shares are listed and traded in Canada on the Toronto Stock Exchange under the symbol "DAY". In addition, the Common Shares are listed and traded in the United States on the American Stock Exchange under the symbol "DAY". The following table sets forth the price ranges and volume of Common Shares during the periods indicated on the Toronto Stock Exchange and the American Stock Exchange.

Toronto Stock Exchange [(1)]

Period	High	Low	Volume
January 2002	0.57	0.37	6,367,548
December 2001	0.44	0.36	111,097
November 2001	0.50	0.41	37,069
October 2001	0.65	0.43	98,768
September 2001	0.60	0.41	102,459
August 2001	0.60	0.42	94,982
2001 Full Year	0.68	0.21	2,909,622
2000 Full Year	3.00	0.23	13,803,218
1999 Full Year	8.00	1.60	9,420,179
1998 Full Year	57.00	6.20	1,262,686
1997 Full Year	181.80	38.20	1,733,580
1996 Full Year	220.00	115.00	2,053,917

(1) All prices and volumes have been adjusted to reflect the one for twenty consolidation in April 2000. Prices are in Canadian dollars.

American Stock Exchange[(1)]

Period	High	Low	Volume
January – 2002	0.36	0.26	647,600
December – 2001	0.30	0.23	420,500
November – 2001	0.34	0.26	342,000
October – 2001	0.44	0.27	883,000
September – 2001	0.40	0.25	719,600
August – 2001	0.35	0.27	394,200
2001 – Full Year	0.48	0.125	9,511,600
2000 – Full Year	1.88	0.125	16,009,890
1999 – Full Year	6.20	1.00	3,851,780
1998 – Full Year	40.00	3.80	918,825
1997 – Full Year	133.80	26.20	517,580

(1) All prices and volumes have been adjusted to reflect the one for twenty consolidation in April 2000. Prices are in U.S. dollars (source – americanstockexchange–online.com)

9 B. PLAN OF DISTRIBUTION

Not Applicable

9 C. MARKETS

The common shares of Dayton Mining Corporation are traded on The Toronto Stock Exchange (DAY) and the American Stock Exchange (DAY).

EXCHANGE RATE DATA

The following table sets forth (i) the rates of exchange for the Canadian dollar, expressed as Canadian dollars per U.S. dollar, in effect at the end of each of the periods indicated, (ii) the average of exchange rates in effect on the last day of each month during such periods, and (iii) the high and low exchange rates during each period, in each case based on the noon buying rate as reported by the Federal Reserve Bank of New York:

	For the Years Ended December 31,					
	2001	**2000**	**1999**	**1998**	**1997**	**1996**
High	1.494	1.438	1.440	1.408	1.335	1.331
Low	1.602	1.557	1.530	1.577	1.439	1.382
Period End	1.593	1.500	1.440	1.531	1.431	1.370
Average	1.549	1.486	1.483	1.483	1.384	1.364

ITEM 10: ADDITIONAL INFORMATION

10 A. SHARE CAPITAL

The members of the Company approved an Employee and Directors Stock Option and Stock Bonus Plan under which a total of 2,802,000 common shares have been reserved for issuance as stock options and 310,000 common shares have been reserved for issuance as share bonuses. As at January 25, 2002 options representing 2,008,300 common shares were outstanding (2,223,400 shares at December 31, 2000). Additionally as at January 25, 2002 a total of 12,750 shares had been issued pursuant to the Stock Bonus Plan since its inception.

The following table provides details concerning the options granted to employees and which are outstanding as at December 31, 2001:

Expiry Date	Exercise Price ($CDN)	Outstanding	Vested
March 26, 2002	45.00	200	200
March 26, 2002	112.00	100	100
April 27, 2004	2.40	775,000	775,000
June 29, 2004	1.86	187,500	187,500
June 29, 2004	2.40	20,500	20,500
December 9, 2004	1.90	100,000	100,000
May 28, 2005	0.95	925,000	641,667
		2,008,300	1,724,967

The table below identifies the changes in capital structure since December 31, 1997.

	Number of Shares	Explanation
December 1997, ending	40,856,779	
Issued in 1998	0	
December 1998, ending	40,856,779	
April 1999	310,500,000	Issued on conversion of debentures
January 2000, ending	351,356,779	
April 2000	255,000	Issued pursuant to stock bonus plan
April 2000	144,710,000	Issued to acquire 49% of Denton-Rawhide
April 2000	44,339,606	Issued to acquire Mirage Resource Corporation
Subtotal	540,661,385	
April 2000	27,033,069	One for twenty consolidation
June 2000	4,090,905	Issued on conversion of special warrants
December 31, 2000 & 2001	31,123,974	Closing Balance

10 B. MEMORANDUM AND ARTICLES OF INCORPORATION

Dayton Mining Corporation was originally incorporated as Stanley Development Ltd. on May 7, 1985 (#292156) under the laws of the Province of British Columbia, Canada. On November 27, 1985 it changed its name to Dayton Developments Ltd and on August 29, 1991 it again changed its name to Dayton Mining Corporation. The Company may issue up to 1,000,000,000 common shares without par value. The company's objects and purposes are unrestricted.

Directors have unlimited power to borrow funds for the general good of the Company. There is no mandatory retirement age nor must directors own any common stock in the Company to become eligible to be a director. Directors are entitled to set their own compensation by passing an ordinary resolution establishing the same. Directors may not vote on any matter in which they are materially interested. There must be a majority of directors who are ordinarily resident in Canada.

General Meetings are to be held annually. To hold such a meeting, a quorum consisting of two persons holding individually or by proxy at least 5% of the shares entitled to vote must be present. All Directors are subject to re-election at each annual general meeting.

All common shareholders share equally in the profits of the Company.

Any member of the Company may view any document which requires ratification or execution by visiting the principal office of the Company.

10 C. MATERIAL CONTRACTS

None

10 D. EXCHANGE CONTROLS

Other than as provided in the Investment Canada Act (Canada) (the "Investment Act"), there are currently no limitations imposed by Canadian laws, decrees or regulations that restrict the import or export of capital, including foreign exchange controls, or that affect the remittance of dividends to nonresident holders of the Company's securities. However, any such remittances of dividends paid to United States residents are subject to withholding tax at a rate equal to a maximum of 15% of the amount paid (see Item 10 - "Taxation").

The following discussion summarizes the material features of the Investment Act, in its present form, for a nonresident of Canada who proposes to acquire Common Shares of the Company.

The Investment Act regulates the acquisition of control of a Canadian business by a "non-Canadian" as defined under the Investment Act. With respect to the Company, an acquisition of control is considered to be the acquisition of the majority of its Common Shares. However, if a non-Canadian acquires more than one-third of the voting shares of the Company, but less than a majority, there is a presumed acquisition of control unless it can be established that the Company is not controlled in fact by the acquirer. All acquisitions of control of a Canadian business are notifiable (which requires that a notification form be submitted to Investment Canada within thirty days after the implementation of the investment) unless the investment is reviewable. If the investment is reviewable, the investment may not be implemented until the Minister responsible for the Investment Act is, or has been deemed to be, satisfied that the investment is likely to be of net benefit to Canada.

Where either the acquirer is, or the Company is presently controlled by, a WTO investor (as that term is defined in the Investment Act), a direct acquisition of control of the Company will only be reviewable if the value of the Company's assets, as shown on its audited financial statements for the most recently completed fiscal year, is equal to or greater than (Cdn) $218 million. This amount varies each year based on the rate of growth in Canadian gross domestic product. Other direct acquisitions of control are reviewable if the value of the assets of the Company, as calculated above, is equal to or greater than (Cdn) $5 million. The (Cdn) $5 million threshold for review also applies with respect to the acquisition of control of any Canadian business that provides any financial services or transportation services, is a cultural business, or is engaged in the production of uranium and owns an interest in or producing uranium property in Canada.

Indirect acquisitions of control (acquisitions of control of an entity which in turn controls the Company) are not reviewable under the Investment Act if the acquirer is a WTO investor or if the Company is controlled by a WTO investor. Otherwise, an indirect acquisition will be reviewable if the value of the Company's assets is $50 million or more, or if the value of the Company's assets acquired in the total transaction are in Canada or the acquisition is not effected through the acquisition of control of a foreign corporation.

Certain types of transactions are exempt from application of the Investment Act including acquisitions of control of the Company:

(a) by the acquisition of voting shares or the voting interests by any person in the ordinary course of that person's business as a trader or dealer in securities;

(b) in connection with the realization of security granted for a loan or other financial assistance and not for any purpose related to the Investment Act;

(c) for facilitating its financing and not for any purpose related to the Investment Act on the condition that the acquirer divest control within two years after control was acquired; and

(d) by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate or indirect control in fact of the Company through the ownership of voting interests remains unchanged.

There are currently no limitations on the right of foreign or non-resident owners of Common Shares to hold or vote such securities imposed by Canadian law or the Company's charter or other constituent documents.

There are no family relationships between any of the directors and executive officers of the Company.

10 E. TAXATION

Certain Canadian Federal Income Tax Consequences

The discussion under this heading summarizes the material Canadian federal income tax consequences of acquiring, holding and disposing of Common Shares of the Company for a shareholder of the Company who is not resident in Canada but is resident in the United States and who will acquire and hold Common Shares of the Company as capital property for the purpose of the Income Tax Act (Canada) (the "Tax Act"). This summary does not apply to a shareholder who carries on business in Canada through a "permanent establishment" situated in Canada has a fixed tax base regularly available to him through which he or she performs independent personal services in Canada if the shareholder's holding in the Company is effectively connected with such permanent establishment or fixed base. This summary is based on the provisions of the Tax Act and the regulations thereunder and on the Company's understanding of the administrative practices of Canada Customs and Revenue Agency and takes into account all specific proposals to amend the Tax Act or regulations made by the Minister of Finance of Canada to December 31, 2001. It has been assumed that there will be no other relevant amendment of any governing law although no assurance can be given in this respect. This discussion is general only and is not a substitute for independent advice from a shareholder's own Canadian and U.S. tax advisors.

The provisions of the Tax Act are subject to income tax treaties to which Canada is a party, including the Canada-United States Income Tax Convention (1980) (the "Convention") and the Protocols to the Convention.

Dividends on Common Shares

Under the Tax Act, a nonresident of Canada is generally subject to Canadian withholding tax at the rate of 25% on dividends paid or deemed to have been paid to him by a corporation resident in Canada. The Convention limits the rate to 15% if the shareholder is resident in the United

States and the dividends are beneficially owned by and paid to him, and to 5% if the shareholder is a corporation that beneficially owns at least 10% of the voting shares of the payor corporation.

The Convention generally exempts from Canadian income tax dividends paid to a religious, scientific, literary, educational or charitable organization or to an organization constituted and operated exclusively to administer a pension, retirement or employee benefit fund or plan, if the organization is resident in the United States and is exempt from income tax under the laws of the United States.

Disposition of Common Shares

Under the Tax Act, a taxpayer's capital gain or capital loss from a disposition of Common Shares of the Company is the amount, if any, by which his proceeds of disposition exceed (or are exceeded by, respectively) the aggregate of his adjusted cost base of the share and reasonable expenses of disposition. One-half of a capital gain (the "taxable capital gain") is included in income, and one-half of a capital loss in a year (the "allowable capital loss") is deductible from taxable capital gains realized in the same year. The amount by which a shareholder's allowable capital loss exceeds the taxable capital gain in a year may be deducted from a taxable capital gain realized by the shareholder in the year or in the three previous or any subsequent year, subject to certain restrictions in the case of a corporate shareholder.

In the case of a shareholder that is a corporation, the amount of any capital loss otherwise determined may be reduced, in certain circumstances, by the amount of dividends previously received in respect of the shares disposed of, unless the corporation owned the shares for at least 365 days prior to sustaining the loss and (together with corporations, persons and other entities with whom the corporation was not dealing at arm's length) did not, at the time the dividends were received, own more than 5% of the shares of any class of the capital stock of the corporation from which the dividend was received. These loss limitation rules may also apply where a corporation is a member of a partnership or a beneficiary of a trust that owned the shares disposed of.

A nonresident of Canada is not subject to tax under the Tax Act in respect of a capital gain realized upon the disposition of shares unless the shares represent "taxable Canadian property". Common Shares of the Company will not generally constitute taxable Canadian property. Common Shares of the Company will constitute taxable Canadian property of a shareholder at a particular time if the shareholder holds the shares as "capital property" and used the shares in carrying on a business in Canada, or if at any time in the five years immediately preceding the disposition the shareholder owned, either alone or with persons with whom the shareholder did not deal at arm's length, 25% or more of the issued shares of any class of the capital stock of the Company.

Where a United States resident realizes a capital gain on a disposition of shares that constitute "taxable Canadian property", the Convention relieves the United States resident from liability for Canadian tax on such capital gains unless:

(a) the value of the shares is derived principally from "real property" in Canada, including the right to explore for or exploit natural resources and rights to amounts computed by reference to production,

(b) the shareholder was resident in Canada for 120 months during any period of 20 consecutive years preceding the disposition, was resident in Canada at any time during the 10 years immediately preceding the disposition and the shares were owned by him when he ceased to be resident in Canada, or

(c) the shares formed part of the business property of a "permanent establishment" or pertained to a fixed base used for the purpose of performing independent personal services that the shareholder has or had in Canada within the 12 months preceding the disposition.

At the present time the value of the Common Shares of the Company is not derived principally from real property in Canada.

Notwithstanding the potential exemption from Canadian tax provided under the Convention, where a nonresident of Canada disposes of shares of Common Shares of the Company that are "taxable Canadian property", the non-resident is required to file a Canadian income tax return in respect of any such dispositions.

Certain United States Federal Income Tax Considerations

The following discussion summarizes the material United States federal income tax consequences to certain U.S. Holders (as defined below) of the acquisition, ownership and disposition of the Company's Common Shares. This discussion assumes such holders hold the Common Shares as capital assets for United States Federal income tax purposes. This discussion does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, nonresident alien individuals or foreign corporations, shareholders owning Common Shares representing 10% of the vote and value of the Company. In addition, this discussion does not address any state, local or foreign tax consequences.

The following discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), final, temporary and proposed Treasury Regulations promulgated thereunder, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis. In addition, this discussion does not consider the potential effects, both adverse and beneficial of recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of the Company's Common Shares and no opinion or representation with respect to the United States federal income tax consequences, to any such holder or prospective holders is made. Accordingly, holders and prospective holders of the Company's Common Shares should consult their own tax advisors about the federal, state, local and foreign tax consequences of purchasing, owning and disposing of shares of Common Shares of the Company.

U.S. Holders

As used herein, the term "U.S. Holder" means a beneficial owner of Common Shares that is (i) a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized under the laws of the United States, or any political subdivision thereof, (iii) an estate the income of which is subject to United States federal income tax regardless of source, or (iv) a trust subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust.

Distributions on Common Shares

For United States Federal income tax purposes, the gross amount of all distributions paid (without reduction for Canadian income tax withheld) with respect to Common Shares out of current or accumulated earnings and profits as determined under United States Federal income tax principles to a U.S. Holder will be treated as foreign source ordinary income to such holder. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's United States federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's United States federal taxable income by those who itemize deductions. (See more detailed discussion at "Foreign Tax Credit" below.) To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the Common Shares and thereafter as gain from the sale or exchange of such shares. Preferential tax rates for long-term capital gains may be available to non-corporate U.S. Holders. Dividends paid on the Company's Common Shares will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.

If a dividend is paid in Canadian dollars, the amount includible in income will be the U.S. dollar value of the Canadian dollars at the exchange rate in effect on the date of receipt of the distribution by the U.S. Holder. A U.S. Holder will have a tax basis in such Canadian dollars for United States federal income tax purposes equal to the United States dollar value on the date of receipt. Gain or loss, if any, realized on the disposition of the Canadian dollars generally will be United States source ordinary income or loss.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of the Company's Common Shares may be entitled, at the option of the U.S. Holder, but subject to the limitations discussed below, to either a deduction or a tax credit for such foreign tax paid or withheld. Subject to certain limitations, Canadian taxes withheld will be eligible for credit against the U.S. Holder's United States federal income taxes. Under the Code, the limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. Dividends paid by the Company generally will be either "passive" income or "financial services" income, depending on the particular U.S. Holder's circumstances. Foreign tax credits allowable with respect to each class of income cannot exceed the U.S. federal income tax otherwise payable with respect to such class of income. The consequences of the separate limitations will depend on the nature and sources of each U.S. Holder's income and the deductions appropriately allocated or apportioned thereto. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of Common Shares should consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares

A U.S. Holder will recognize United States source gain or loss upon the sale of Common Shares equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder's tax basis in the Common Shares. This gain or loss will be capital gain or loss if the shares are a capital asset in the hands of the U.S. Holder, and such gain or loss will be long-term capital gain or loss if the U.S. Holder has held the Common Shares for more than one year. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. The net long-term capital gain of non-corporate U.S. Holders generally will be subject to tax at a maximum rate of 20 percent. Deductions for net capital losses are subject to significant limitations.

Other Considerations

In the following circumstance, the above discussion may not describe the United States federal income tax consequences resulting from the holding and disposition of the Company's Common Shares:

Passive Foreign Investment Company

Special rules are applicable to U.S. Holders owning shares in a "passive foreign investment company" (a "PFIC"). A foreign corporation will be classified as a PFIC if at least 75% of its gross income for the taxable year is passive income or if the value of assets held by it during the taxable year which produce passive income represents at least 50% of the value of its assets. In determining whether a foreign corporation is a PFIC, if the foreign corporation owns 25% or more (by value) of the stock of another corporation, the foreign corporation is treated as if it (i) held its proportionate share of the assets of such other corporation, and (ii) received directly its proportionate share of the income of such other corporation. In general, "passive income" includes the excess of gains over losses from certain commodities transactions, including transactions involving gold and other precious metals. However, gains from commodities transactions generally are excluded from the definition of passive income if (i) such gains are derived by a foreign corporation in the active conduct of a commodity business by an active producer, merchant or handler of commodities, and (ii) "substantially all" of such corporation's business is as an active producer or processor of commodities (the "active commodities business exclusion").

Based on the nature of the income, assets and activities of the Company, it is not certain whether the Company could be classified as a PFIC for any taxable year. While the Company believes that it presently qualifies for the active commodities exclusion, the application of the relevant provisions of the Code and accompanying prior and current regulations to the Company is not clear. Further, the operations and business plans of the Company may change in subsequent taxable years. Therefore, no assurances can be made regarding the present of future status of the Company.

If the Company were treated as a PFIC at any time during a U.S. Holder's holding period for the Common Shares, such U.S. Holder might be subject to additional tax as well as certain interest charges in respect of the deferral of tax for the period during which such Common Shares were held. Any such additional tax and interest charges would apply to the disposition of the Common Shares or the receipt of certain dividends that are considered "excess distributions" under the Code. Additionally, any gain realized on the disposition of such Common Shares would be treated as ordinary income rather than as capital gain and the tax basis of the Common Shares held by a U.S. Holder generally would not be stepped up to fair market value at death. U.S. Holders and prospective holders of Common Shares should consult their own tax advisors regarding the possible application of the PFIC rules to the Company.

Backup Withholding

Certain non-corporate U.S. Holders may be subject to backup withholding at a rate of 31% on taxable distributions with respect to the Common Shares and the proceeds of a disposition of the Common Shares. Backup withholding will apply only if the U.S. Holder (i) fails to furnish its Taxpayer Identification Number ("TIN") which, in the case of an individual, would be his or her social security number, (ii) furnishes an incorrect TIN, (iii) is notified by the Internal Revenue Service ("IRS") that it has failed to properly report payments of interest or dividends or (iv) under certain circumstances, fails to certify, under the penalty of perjury, that it has furnished a correct TIN and has not been notified by the IRS that it is subject to backup withholding. Under newly issued U.S. Treasury regulations, in the case of interest paid after December 31, 1999, a U.S. Holder generally will be subject to backup withholding at a 31% rate unless certain IRS certification procedures are complied with, directly or through an intermediary. U.S. Holders should consult their tax advisors regarding their qualification for exemption from backup withholding and the procedure for obtaining such an exemption if applicable.

10 F. DIVIDENDS AND PAYING AGENTS

The Company has never declared a dividend and has no plans on declaring any dividends in the foreseeable future.

10 G. DOCUMENTS ON DISPLAY

Any shareholder may inspect any of the documents or Exhibits referred to in this or any other disclosure by making a request to the Company in writing.

ITEM 11: QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Gold Price

The Company's primary business is the acquisition and development of gold properties and its revenue to date has almost entirely been derived from proceeds from, or related, to the sale of gold. See “Risk Factors - Metal Price Volatility”. Gold prices are subject to significant volatility and these changes, to the extent that the Company’s production is unhedged, can significantly affect the Company’s profitability and cash flow. Gold prices have declined steadily since the latter part of 1996, culminating in August 1999 with the lowest price in twenty years, and has since then essentially remained below $300 per ounce. A ten percent change in the price of gold from $270 per ounce will change revenue by $1.8 million and a ten percent change in the price of silver from $4.25 per ounce will change revenue by $167,000.

The Company may utilize commodity instruments for other than trading purposes to protect the selling price of a portion of its gold production. The Company has historically used a combination of puts and calls, as part of this hedging program. The proceeds derived from writing (selling) the calls have at times paid for the puts, and at other times puts have been closed out and the proceeds used to purchase further puts. The market risk to the Company’s cash flow of the put instruments relates to the possible failure of the counter-parties to honor their commitment to purchase the gold when the put price exceeds the appropriate spot price at maturity. The counter-parties to the Company’s put contracts are, however, large international credit worthy institutions. The market risk to the Company of its gold call contracts relate to the possibility that the Company may not produce sufficient gold at the appropriate time to meet the call obligations should they arise. Currently, there are no puts or calls outstanding.

Interest Rate

The Company’s only material variable interest rate obligations relate to its investment of cash balances including those amounts included as current assets and the principal amounts residing in the reclamation trust fund.

Foreign Currency

The Company’s revenue and most of its operating costs are derived in, or based on, U.S. dollar amounts. Only the Company’s corporate general and administration costs are denominated in a currency other than the U.S. dollar and therefore the effect of a change in the Canadian/U.S. dollar exchange rate would be small.

ITEM 12: DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable

ITEM 13: DEFAULTS, DIVIDEND ARREARAGES AND DELIQUENCIES

Not applicable

ITEM 14: MODIFICATIONS TO RIGHTS OF SECURITY HOLDERS AND PROCEEDS

Not applicable

ITEM 15: RESERVED FOR SEC

Not applicable

ITEM 16: RESERVED FOR SEC

Not applicable

ITEM 17: FINANCIAL STATEMENTS

The Auditor's Report and Consolidated Financial Statements for the Company are attached hereto as itemized under Item 19(a) and are incorporated herein by reference. Such Consolidated Financial Statements have been prepared on the basis of Canadian GAAP. A reconciliation to United States GAAP appears in Note 17 thereto.

ITEM 18: FINANCIAL STATEMENTS

Not applicable.

ITEM 19: EXHIBITS

(a) Financial Statements
- (i) Auditors' Report.
- (ii) Consolidated Balance Sheets as at December 31, 2001 and 2000.
- (iii) Consolidated Statements of Loss and Deficit for the periods ended December 31, 2001 and 2000, and the nine months ended December 31, 1999.
- (iv) Consolidated Statements of Cash Flow for the periods ended December 31, 2001 and 2000 and the nine months ended December 31, 1999.
- (v) Notes to the Consolidated Financial Statements.
- (vi) Financial Statement Schedules are omitted because they are not applicable, not required or because the required information is included in the Consolidated Financial Statements filed herein.

(b) Exhibits
None

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

DAYTON MINING CORPORATION

Date: February 26, 2002

"William H. Myckatyn"
William H. Myckatyn
President and CEO

APPENDIX J

Section 207 of the *Company Act* (British Columbia)

(1) If,

(a) being entitled to give notice of dissent to a resolution as provided in section 37, 103, 126, 222, 244, 249 or 289, a member of a company (in this Act called a "dissenting member") gives notice of dissent,

(b) the resolution referred to in paragraph (a) is passed, and

(c) the company or its liquidator proposes to act on the authority of the resolution referred to in paragraph (a),

the company or the liquidator must first give to the dissenting member notice of the intention to act and advise the dissenting member of the rights of dissenting members under this section.

(2) On receiving a notice of intention to act in accordance with subsection (1), a dissenting member is entitled to require the company to purchase all of the dissenting member's shares in respect of which the notice of dissent was given.

(3) The dissenting member must exercise the right given by subsection (2) by delivering to the registered office of the company, within 14 days after the company, or the liquidator, gives the notice of intention to act,

(a) a notice that the dissenting member requires the company to purchase all of the dissenting member's shares referred to in subsection (2), and

(b) the share certificates representing all of those shares,

and, on delivery of that notice and those share certificates, the dissenting member is bound to sell those shares to the company and the company is bound to purchase them.

(4) A dissenting member who has complied with subsection (3), the company, or, if there has been an amalgamation, the amalgamated company, may apply to the court, and the court may

(a) require the dissenting member to sell, and the company or the amalgamated company to purchase, the shares in respect of which the notice of dissent has been given,

(b) set the price and terms of the purchase and sale, or order that the price and terms be established by arbitration, in either case having due regard for the rights of creditors,

(c) join in the application any other dissenting member who has complied with subsection (3), and

(d) make consequential orders and give directions it considers appropriate.

(5) The price that must be paid to a dissenting member for the shares referred to in subsection (2) is their fair value as of the day before the date on which the resolution

referred to in subsection (1) was passed, including any appreciation or depreciation in anticipation of the vote on the resolution, and every dissenting member who has complied with subsection (3) must be paid the same price.

(6) The amalgamation or winding up of the company, or any change in its capital, assets or liabilities resulting from the company acting on the authority of the resolution referred to in subsection (1), does not affect the right of the dissenting member and the company under this section or the price to be paid for the shares.

(7) Every dissenting member who has complied with subsection (3)

(a) may not vote, or exercise or assert any rights of a member, in respect of the shares for which notice of dissent has been given, other than under this section,

(b) may not withdraw the requirement to purchase the shares, unless the company consents, and

(c) until the dissenting member is paid in full, may exercise and assert all the rights of a creditor of the company.

(8) If the court determines that a person is not a dissenting member, or is not otherwise entitled to the right provided by subsection (2), the court, without prejudice to any acts or proceedings that the company, its members, or any class of members may have taken during the intervening period, may make the order it considers appropriate to remove the limitations imposed on the person by subsection (7).

(9) The relief provided by this section is not available if, subsequent to giving notice of dissent, the dissenting member acts inconsistently with the dissent, but a request to withdraw the requirement to purchase the dissenting member's shares is not an act inconsistent with the dissent.

(10) A notice of dissent ceases to be effective if the dissenting member consents to or votes in favour of the resolution of the company to which the dissent relates, unless the consent or vote is given solely as a proxy holder for a person whose proxy required an affirmative vote.